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Follow-Up Materials

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REGISTRANT'S NAME Lukoil Co

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 13 2007
THOMSON FINANCIAL

FILE NO. 82- 04006 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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OICF/BY: dw

DAT : 7/11/07

LUKOIL
OIL COMPANY

ANNUAL REPORT 2006

Contents

Address to Shareholders 2
Main Financial and Operating Indicators 5
LUKOIL in the World 6
Events in 2006 8
Exploration & Production 12
Licensing 16
Geological Exploration 17
Oil & Gas Reserves 22
Oil Field Development and Production 23
Gas Field Development and Production 28
Oil Deliveries 30
Refining, Petrochemicals and Marketing 32
Oil Refining 34
Production of Oils and Lubricants 37
Gas Processing 39
Petrochemicals 40
Petroleum Product Marketing 41
Commodity Balance of LUKOIL Subsidiaries (2006) 46
Technology and Innovation 48
Exploration & Production Technologies 50
Refining Technology 52
Energy-saving Technologies 52
Information Technologies 53
Social Responsibility 54
Protecting the Environment 56
Industrial Safety and Labour Protection 59
Personnel and Social Programs 60
Social Policy and Charity Activities 62
Corporate Governance and Securities 66
Corporate Governance 68
Informational Openness 69
Board of Directors and Management Committee 70
Committees of the Board of Directors 75
Internal Control and Audit 75
Company Securities 76
Dividends 79
Gas Business of LUKOIL Group 80
Management's Discussion and Analysis of Financial Condition and Results of Operations 88
Consolidated Financial Statements 118
Taxation of Dividends and Capital Gains 154
Reference Information 160

Address to Shareholders

Dear Shareholders,

We are pleased to report record operating and financial results by LUKOIL in 2006. Net profit of the Group was $7.484 billion, which is 16.2% more than in 2005. Return on average capital employed was 21.5%. Excellent performance by the Company led to substantial increase of shareholder value: the LUKOIL share price rose by 48.1% in 2006.

LUKOIL celebrated its fifteenth birthday in 2006, and we are proud of the major successes, achieved by the Company in all business segments during these years. LUKOIL has transformed itself into an international company, working in more than 30 countries worldwide. But the greatest achievement has been rapid and consistent growth of shareholder value – an achievement made possible by strenuous efforts to increase efficiency and expand the business.

In 15 years LUKOIL has asserted itself as one of the leading oil & gas companies in the world, and Company ambitions extend further. In 2006 we designed a new strategy for Company development over the next 10 years, combining intensive and efficient growth with further expansion of the geography of LUKOIL's business in all segments. Our goal is to turn LUKOIL into a global oil & gas company, a match for today's absolute industry leaders in terms of efficiency and scale.



Chairman of LUKOIL Board of Directors
Valery Grayfer

Strong results in 2006 were due both to favourable external price factors and to development of the scale and efficiency of Company business.

The price environment was favourable on both international and domestic markets. Oil prices on international markets reached a historical maximum, although there was much price volatility during the year. Tax law in Russia, where a significant part of Company business is concentrated, took away most extra export revenue from oil prices above $25 per barrel through increase in rates of export tariffs and mineral extraction tax. However, growth of crude oil export tariffs led to significant growth of Russian refining margins, making it possible to obtain extra profit by redirecting crude volumes from exports to the Company's own and third-party refineries in Russia. Level of refining margins in Europe was also high, which had positive effect on the Company's financial results.

Growth of financial results was also due to growth of business scale. Production of marketable hydrocarbons grew by record 12.2% in 2006, refinery throughputs (including processing at third-party refineries) increased by 7.5% and volumes of retail sales increased by 4.7%. These developments were due both to organic growth and to acquisition of new, highly efficient assets.

However, the main contributing factor to growth of financial results last year was improvement of efficiency in all of the Company's business segments. The Group continued internal restructuring, withdrawal of non-core assets, closure of inefficient wells, optimization of field development systems, modernization of refineries and logistics improvement. LUKOIL continued to observe strict financial discipline in 2006, controlling expenses and capex. This contributed to raising of the Company's credit rating, which reached investment grade for the first time in the Company's history. The higher credit rating helped to reduce cost of borrowed capital and to increase shareholder value. Steps taken last year to increase efficiency should have further significant positive effect in the near future.

We are glad to note that the Company is continuing steady increase of payouts to shareholders. Recommended dividends per share for 2006 reached 38 roubles ($1.47), representing nearly 1.81% dividend yield and payout ratio of 16.8%. Total return to shareholders last year was thus 50.1%. The Company also announced the start of a share buy-back program worth

LUKOIL
OIL COMPANY

PRESS RELEASE
April 25, 2007

OAO LUKOIL BOARD OF DIRECTORS RESOLVES TO HOLD ANNUAL GENERAL SHAREHOLDERS MEETING

The Board of Directors took resolutions related to holding of the Annual General Shareholders Meeting of OAO LUKOIL.

In particular, it was resolved that the meeting shall take place on 28 June 2007 at 11:00 am at the Company's headquarters in Moscow. The record date for the list of the shareholders entitled to participate in the Annual General Shareholders Meeting shall be 11 May 2007. The Board of Directors intends to recommend that dividends for the 2006 financial year be paid in the amount of 38 roubles per ordinary share (as opposed to 33 roubles in 2005).

The shareholders will also elect the Board of Directors of OAO LUKOIL, consisting of 11 memebers, from the list of candidates approved by the Board of Directors of OAO LUKOIL on February 3, 2007:

1.	Vagit Yu. Alekperov	President of OAO "LUKOIL"
2.	Igor V. Belikov	Director of the Russian Institute of Directors
3.	Mikhail P. Berezhnoi	General Director of the Non-State Pension Fund LUKOIL-GARANT
4.	Donald Evert Wallette (Jr.)	President of Russia/Caspian Region, ConocoPhillips
5.	Valery I. Grayfer	General Director of OAO "RITEK"
6.	Oleg E. Kutafin	Rector of the Moscow State Academy of Law
7.	Ravil U. Maganov	First Executive Vice President of OAO "LUKOIL"
8.	Richard H. Matzke	former Vice Chairman of Chevron Corporation
9.	Sergei A. Mikhailov	General Director of OOO Upravlyayuschaya kompaniya Management-Consulting
10.	Nikolai A. Tsvetkov	Chairman of OAO URALSIB Management Commettee
11.	Igor V. Sherkunov	Chairman of the Board of Directors of ZAO Investitsionnaya Gruppa Kapital [Capital Investment Group]
12.	Alexander N. Shokhin	President of Russian Union of Industrialists and Entrepreneurs (employers)

The Board of Directors resolved to recommend that the shareholders approve KPMG as the Company's independent auditor.

The Board of Directors also resolved to add to the agenda of the Annual General Shareholders Meeting an item on amending the Charter of OAO LUKOIL with a provision on authorised shares of OAO LUKOIL in the amount of 85 million ordinary registered shares, with a par value of 2.5 kopecks each. This provision will allow the Board of Directors to quickly adopt resolutions on placement of additional share issue in case of necessity.

The Board of Directors also proposed to add to the agenda of the Annual General Shareholders Meeting an item on approving membership of OAO LUKOIL in the Russian National Association SWIFT which will allow to maintain the centralized treasury functions at the level of the up-to-date technologies, efficiently integrate the acquired assets in the LUKOIL Group. At present, the Company already uses the SWIFT system to bring solution of a number of treasury tasks to automated level.

Press-service
Tel.:(495) 627 1677 Fax: (495) 627 1653 E-mail: pr@lukoil.com

over $3 billion, which will further increase returns of our shareholders. LUKOIL spent $782 million on buy-back of its own shares in 2006.

The Company held to its strategic goals in the Exploration & Production segment, increasing volumes and efficiency of production as well as increasing the reserve base to ensure steady growth in the long term.

LUKOIL crude oil output increased by 5.8% in 2006, to 1.926 million barrels per day (95.235 million tonnes for the year), and production of marketable gas rose by 141.6%, to 219,000 boe per day (13.612 billion cubic meters for the year). Average daily production of marketable hydrocarbons reached 2.145 million boe. Growth compared with 2005 was 234,000 boe per day, representing the highest y-o-y rate of growth in Company history.

Resource base increased in 2006 both through geological exploration and acquisition of new assets. The biggest acquisition was of production assets of the American company, Marathon Oil Corporation, in Khanty-Mansiysk Autonomous District. LUKOIL fully replaced its production with new proved reserves for the seventh consecutive year.

LUKOIL continued rapid commissioning and development of new reserves. Production started at 11 fields, spread over most of the regions where the Company has exploration & production activities. Work continued to prepare development of large and promising fields in the Northern Caspian, Timan-Pechora, Bolshekhetskaya Depression and Uzbekistan. Fields such as South Khylchuyuskoye, Pyakyakhinskoye, South Messoyakhskoye, V. Filanovsky and the Kandym – Khauzak – Shady project will be cornerstones for growth of Company production and value in the medium term.

LUKOIL's gas program made significant advances in 2006, focusing on accelerated growth of gas production and commercialization of gas reserves. The share of gas in overall production of marketable hydrocarbons increased by more than two times, from 4.8% to 10.2%, representing major progress towards the strategic target level of 33%. The significant growth was due to near-achievement of target production level at the Nakhodkinskoye field (Bolshekhetskaya Depression). Development of other fields in the Bolshekhetskaya Depression and gas reserves in the Kandym – Khauzak – Shady project will ensure that high rates of gas production growth are maintained in the medium term. In the longer term growth of gas production will be secured by fields in the Northern Caspian. We view gas sector development as one of the main conditions for long-term sustainable development by the Company as a whole.

LUKOIL worked hard to develop international business in the Exploration & Production segment as part of its strategy for geographical diversification in order to reduce country risk. There were major breakthroughs in implementation of current projects in Kazakhstan, Uzbekistan, Saudi Arabia and Colombia. Contribution of international projects to total Company production of marketable hydrocarbons increased from 5.3% to 6.4%. LUKOIL also stepped up its involvement in Africa by acquisition of a stake in an exploration & production PSA on the Cote d'Ivoire shelf, as well as signing a memorandum on cooperation with state oil & gas companies in Algeria and Angola.

Company efforts in the Refining & Marketing segment were concentrated on modernization of facilities, seeking opportunities to increase refining capacities, and development of the retail network.

Throughputs at LUKOIL's own refineries grew by 3.4%, to 48.9 million tonnes, despite temporary closure of the Odessa Refinery for reconstruction in the second half of 2005. Refining business was driven by high margins in Russia and Europe. The Company compensated refining capacity shortages



President of LUKOIL
Vagit Alekperov

by use of third-party facilities (third-party refinery throughputs increased by 75.2% in 2006, to 5.0 million tonnes).

Rapid growth of production volumes makes it important for LUKOIL to obtain new refining capacities. The Company's new strategy for the coming 10 years includes achievement of a refining-to-production ratio of 70%. We therefore looked hard in 2006 at opportunities for increasing capacity at refineries which LUKOIL already owns and for acquisition or construction of new refineries.

LUKOIL continued modernization of its Russian and foreign refineries in 2006 in order to increase output of products with high value added and better environmental characteristics. Main projects in this direction are modernization of the Odessa and Nizhny Novgorod refineries. Completion of this work will enable the Company to make products, which meet the latest European standards, and to reduce dependence on the highly volatile international crude oil market.

The Company reached an important milestone in its refinery modernization program last year when it started production and sale in Russia of gasoline, which exceeds Russian legal requirements and meets Euro-3 standards. The gasoline is sold under the EKTO brand and has found strong demand among customers. Starting from the end of 2006 LUKOIL also sells diesel fuel under the EKTO brand.

The Company significantly expanded its distribution network at the end of 2006, enabling increase of LUKOIL fuel sales to consumers in 2007. An agreement for acquisition of a highly efficient network of 376 filling stations in six European countries was signed with ConocoPhillips. The Company also acquired a stake in a network of 100 stations in the Republic of Udmurtia. And LUKOIL started a retail business in Macedonia, where it plans to build about 40 filling stations over four years. We are optimizing and improving efficiency of the retail network as well as increasing its size. As a result of these efforts daily sales per outlet grew to 7.2 tonnes.

Development of cooperation between LUKOIL Group and ConocoPhillips continued in 2006. The American company increased its stake in LUKOIL share capital to 20%, which is the maximum permitted level under the Shareholder Agreement. The joint venture Naryanmarneftegaz is pursuing successful development of hydrocarbon reserves in the promising Timan-Pechora oil province in northern European Russia as part of the strategic partnership between LUKOIL and ConocoPhillips. Oil production by the JV in 2006 was 500,000 tonnes (about 10,000 barrels per day).

LUKOIL acknowledges that any production has environmental impact, and the Company is taking steps to reduce and prevent any negative impacts on populations and the environment due to its operations. We aim to ensure that our production capacities are completely safe by annual checks and certification to international standards. We also fully acknowledge our responsibility to society for rational use of natural resources and therefore apply only the most up-to-date and most efficient technologies in all spheres of our business.

We believe in a socially oriented approach to business, without which sustainable development of the Company would be impossible. Health and safety of our employees and of people who live in regions where LUKOIL operates have paramount importance for us. We also understand that Company successes in 2006 were primarily thanks to our employees. LUKOIL values the contribution of everyone who works for the Company and realizes that people are the foundation on which our future development will be built. We therefore pay much attention to social policy, and to raising levels of qualification and motivation among LUKOIL personnel.

In its first 15 years of work LUKOIL has done all it can to create a highly efficient business. Starting from zero we have increased shareholder value by many times, created an efficient system of corporate governance, significantly expanded our reserve base, increased hydrocarbon production and developed the Refining & Marketing segment. We are proud of LUKOIL's achievements to date, but we understand that much still remains to be done in order to achieve the ambitious goals which we have set ourselves. We are confident that LUKOIL will meet future challenges and difficulties successfully thanks to its competitive advantages, which are high-quality assets, efficient technologies, a talented workforce – and your support.

Chairman of LUKOIL
Board of Directors
Valery Grayfer

President of LUKOIL
Vagit Alekperov



Total Shareholders' Return, %
50.1
2006
99.0
2005
34.1
2004
0
20
40
60
80
100
120



Basic EPS, $
9.06
2006
7.91
2005
5.20
2004
0
2
4
6
8
10

	2006	2005	Growth, %
Main financial indicators			
Sales, $ million	67,684	55,774	21.4
Operating income, $ million	10,477	9,388	11.6
EBITDA, $ million	12,299	10,404	18.2
Income before income taxes, $ million	10,257	8,910	15.1
Net income, $ million	7,484	6,443	16.2
Basic EPS, $	9.06	7.91	14.5
ROACE, %	21.5	23.3	
Capital expenditures, $ million	6,886	4,177	64.9
Acquisition of companies and Group investments, $ million	1,688	2,874	(41.3)
Share price (end of year), $	87.95	59.40	48.1
Dividend per share, roubles	38	33	15.2
Main operating indicators			
Oil reserves, million barrels	15,927	16,114	(1.2)
Gas reserves, billion cubic feet	26,597	25,298	5.1
Hydrocarbon reserves, million boe	20,360	20,330	0.1
Crude oil production, million barrels	703.1	664.3	5.8
Production of marketable natural gas, million cubic meters	9,821	1,878	423.0
Production of marketable associated gas, million cubic meters	3,791	3,757	0.9
Production of marketable hydrocarbons, thousand boe per day	2,145	1,911	12.2
Throughputs at own refineries, million tonnes	48.88	47.28	3.4
Throughputs at third-party refineries, million tonnes	4.99	2.85	75.1
Gas processing, million cubic meters	2,647	2,383	11.1
Production of petrochemicals, million tonnes	2.04	2.18	(6.4)
Crude oil exports, million tonnes	44.13	45.82	(3.7)
Petroleum product exports, million tonnes	20.5	16.6	23.5
Crude oil sales, million tonnes	42.84	46.59	(8.0)
Wholesale sales of petroleum products, million tonnes	72.71	65.97	10.2
Retail sales of petroleum products, million tonnes	11.17	10.67	4.7
Number of filling stations (owned, leased and franchises)	5,793	5,830	(0.6)
Employees, thousand	148.6	145.4	2.2


USA
Exploration
Production or preparation for production
Refining at own refineries
Retail sales of petroleum products


Finland
Estonia
Belarus
Latvia
Lithuania
Ukraine
Poland
Slovakia
Czech Republic
Belgium
Hungary
Serbia and Montenegro
Romania
Macedonia
Bulgaria
Moldova
Cyprus
Cote d'Ivoire
RUSSIA
Kazakhstan
Uzbekistan
Azerbaijan
Georgia
Iran
Iraq
Turkey
Saudi Arabia
Egypt

Events in 2006

January

LUKOIL begins exploration drilling at the Block A contract territory in Saudi Arabia, aiming to find gas and condensate fields. Production of gas and gas condensate will be organized at the Block if commercial reserves are found. The first exploration well is at the dome of the Tukhman structure and will be drilled to a depth of 4,800 meters.

LUKOIL approves a Program for industrial safety, development of labour conditions and labour protection, and prevention and resolution of emergency situations in the period 2006–2010. Overall planned financing of the Program is 26.7 billion roubles (about $1 billion). Spending on the previous program, for the period 2001–2005, was 28.2 billion roubles (about $950 million).

LUKOIL begins drilling of a second exploration well at the offshore North-East Geisum block in the Gulf of Suez (Red Sea, Egypt). Work is being carried out at sea depth of 20 meters. The well will be drilled to a depth of 1,574 meters. The first exploration well at North-East Geisum was drilled at the end of 2004 and found hydrocarbons.

LUKOIL approves an R&D program for 2006 worth about $25 million. Economic effect from R&D applications in 2005 is estimated at $50–60 million.

February

In order to optimize management of LUKOIL subsidiaries and international projects, the Company decides to transfer 100% of share capital of LUKOIL-Perm from LUKOIL Overseas Holding to direct ownership by LUKOIL. It is also decided to transfer 54% of shares in LUKARCO B.V., which belong directly to LUKOIL, to LUKOIL Overseas Holding.

LUKOIL begins production of gasoline that meets Euro-3 standard at the Nizhny Novgorod Refinery. Euro-3 gasoline will rise to 50% of total gasoline output at the Refinery. Production of Euro-3 gasoline was made possible by commissioning of an isomerization facility at the refinery with 440,000 tonnes annual capacity.

LUKOIL and the National Iranian Oil Company sign a contract on joint geological and geophysical work at Iran's Mogan and Lali oil & gas blocks. The work will include reprocessing and interpretation of drilling data, borehole logging measurements, as well as seismic, gravitational and magnetometric exploration, and geochemical study of rock formations.

March

LUKOIL completes calculation and independent audit of its hydrocarbon reserves as of 1 January, 2006. According to data, confirmed by Miller and Lents (USA), the Company's proved reserves as of 1 January, 2006 are 20.330 billion boe, including 16.114 billion barrels of oil and 25.298 trillion cubic feet of gas. The Company remains a world leader in terms of proved hydrocarbon reserves, taking first place among Russian oil companies and second place among privately owned international oil & gas companies. LUKOIL achieved more than 100% reserve replacement in 2006 for the sixth consecutive year.

April

Fitch international rating agency awards a credit rating to LUKOIL for the first time. The agency rates the Company at BBB- (investment grade) for foreign currency and rouble liabilities, and assigns an F3 short-term rating.

LUKOIL and the company Naftan set up a 50-50 joint venture, LLK-Naftan, for production and sale of modern, economically efficient additives for motor oils under the LUKOIL brand and for R&D relating to motor oils. LUKOIL has paid $11.46 million in cash into the new company and Naftan contributed various production facilities. The JV will meet up to 80% of LUKOIL's additive needs.

LUKOIL begins sales in Russia of new gasolines under the EKTO brand (environmentally friendly fuels). The new gasolines have improved performance and environmental characteristics, which meet Euro-3 standard and surpass Russian legal requirements.

May

The US magazine Global Finance names LUKOIL the best oil & gas company in Russia. Respondents of a survey by the magazine appraised Russian companies by a number of criteria, including: corporate governance standards; accounting transparency; quality of acquired assets; and environmental responsibility.

June

LUKOIL acquires 41.81% of shares in Udmurtnefteprodukt, which controls over 60% of the petroleum product market in the Republic of Udmurtia (the company has a network of 100 filling stations and 9 tank farms). Value of the transaction is $25 million.

Shareholders at the LUKOIL AGM approve the Annual Report and financial accounts for 2005. Shareholders also approve dividends for 2005 at 33 roubles per common share (up from 28 roubles for 2004). Vagit Alekperov is elected as Company President for a period of five years.

The international rating agency, Moody's Investors Service, raises LUKOIL's corporate credit rating by two notches, from Ba1 to Baa2, which is the second investment grade. Moody's also raises the Company's unsecured issuer rating from Ba2 to Baa2.

LUKOIL acquires 100% of the share capital of Khanty-Mansiysk Oil Corporation from Marathon Oil Corporation for $847 million (including $249 million repayment of Khanty-Mansiysk Oil Corporation debt). The deal price is subject to adjustment to reflect alterations in working capital and other indicators in accordance with the purchase agreement. Khanty-Mansiysk Oil Corporation owns about 95% of shares in Khantymansiyskneftegazgeologiya as well as 100% of shares in Paitykh oil and Nazymgeodobycha. These companies operate at nine license areas on both banks of the Ob River in Khanty-Mansiysk Autonomous District (Russia).

LUKOIL and the Norwegian company, Norsk Hydro, win exclusive negotiating rights on further development of the Azar field (at the Anaran block in western Iran). A declaration on commercialization of the field is signed by the National Iranian Oil Company after completion of reserve appraisal. (The field has estimated geological reserves of 2 billion barrels of oil.)

LUKOIL and PDVSA complete the first stage of joint work to assess hydrocarbon reserves at the Junin-3 block, located in the heavy oil belt of the Orinoco River (Venezuela). The work provides detailed grounds for viewing Junin-3 as one of the main blocks in the extensive oil province, located in the east of Venezuela.

LUKOIL begins production drilling at the Khauzak contract territory in the Dengizkulsky gas field as part of the Kandym – Khauzak – Shady project in south-western Uzbekistan. A total of 37 new production wells will be drilled at this territory. Industrial production of natural gas should begin in the fourth quarter of 2007. Peak annual production will exceed 10 billion cubic meters of gas.

LUKOIL and Russian Railways sign an agreement on development of railway infrastructure at the approaches to the Company's port at Vysotsk. Realization of this project will enable increase of annual deliveries through the Vysotsk terminal to 9 million tonnes. Work has also begun on a project for further development of rail infrastructure in order to increase annual transport volumes to nearly 15 million tonnes.

July

Standard & Poor's international rating agency raises LUKOIL's long-term credit rating from BB to BB+, which is the highest speculative grade. The rating outlook is positive. S&P also raised the Company's rating on its Russian scale from ruAA to ruAA+.

InfoTEK-Consult, one of the leading Russian oil & gas consulting agencies, judges LUKOIL to be the leading oil company on the Russian retail market in 2005.

LUKOIL acquires 63% of a PSA for exploration, development and production of hydrocarbons at the CI-205 ultra-deep-water block in Cote d'Ivoire from the Nigerian company, Oranto Petroleum International. Value of the deal is $50 million. The block covers 2,600 km² adjacent to the recently discovered Baobab oil field, which is the biggest field in Cote d'Ivoire. The project is being implemented jointly with the national oil & gas company, PETROCI Holding.

August

LUKOIL and the Algerian state oil company Sonatrach sign a memorandum of understanding on cooperation in prospecting, exploration and hydrocarbon production projects in Algeria, Russia and third countries. The document also envisages cooperation in refining and marketing as well as exchange of know-how.

LUKOIL completes in full its commitments to the Iraqi Oil Ministry for technical aspects of a humanitarian aid program. The program was stipulated in a memorandum signed in March 2004 in Baghdad by the Iraqi Oil Minister and the President of LUKOIL.

LUKOIL and the Slovenian company, Petrol, reach a framework agreement on creation of a joint venture for sale of petroleum products in Balkan countries. Petrol's contribution to JV share capital will consist of four companies owning filling stations in Slovenia, Croatia, Bosnia and Serbia. LUKOIL will contribute shares of its subsidiaries, LUKOIL-Beopetrol (Serbia) and LUKOIL-Macedonia. Petrol will own 51% of the new venture and LUKOIL will take 49%. Management roles will be equal.

The government of Uzbekistan and a Consortium of investors including LUKOIL (with a 20% stake) sign a PSA for geological exploration work and subsequent development of discovered hydrocarbon fields in the Uzbek sector of the Aral Sea.



Exploration drilling at Block A in Saudi Arabia



Isomerization unit at the Nizhny Novgorod Refinery

September

LUKOIL takes 6th place among European companies and 15th place among world companies in Platt's rating of the Top 250 Global Energy Companies in 2006. LUKOIL is appraised using four main criteria: assets, sales, profit and return on capital employed. LUKOIL took 9th and 16th places respectively in Platt's rating for 2005.

LUKOIL opens its first filling station in the city of Skopje (Republic of Macedonia). The Company plans to open 40 stations in Macedonia in the next four years.

The Mayor of Moscow, Yury Luzhkov, awards LUKOIL official recognition for environmental quality of fuel sold at the Company's filling stations in Moscow. The recognition is accorded under a city government resolution, which set up an expert council for promotion of motor fuels, additives and oils with improved environmental characteristics. The decision by the Moscow government offers further proof that LUKOIL's fuel and filling station facilities meet modern environmental standards.

LUKOIL completes construction of the third stage of its trans-shipping complex at Vysotsk. The first stage of the terminal was commissioned in June 2004 and the second stage in April 2005. Design capacity of the terminal is nearly 15 million tonnes of petroleum products per year.

A majority of shareholders of the company Chaparral Resources vote at an EGM for merger with LUKOIL. Chaparral Resources owns a 60% stake in the company KarakudukMunai, which has a license for development of the Karakuduk field in Kazakhstan. LUKOIL Group acquired 40% of KarakudukMunai and 60% of Chaparral Resources at the end of 2005 as part of assets of Nelson Resources.

October

LUKOIL and the Angolan oil & gas company Sonangol sign a memorandum of mutual understanding. The document gives LUKOIL the opportunity to take part in geological exploration projects on the Angolan continental shelf.

LUKOIL completes upgrading of production facilities at the Lokosovsky Gas-processing Plant. The reconstruction increases annual processing capacity at the Plant from 1.0 to 1.9 billion cubic meters of associated gas. Completion of the work means that a full system is now in place for processing of associated gas produced by LUKOIL-Western Siberia.

The Arbitration institute of the Stockholm Chamber of Commerce gives LUKOIL priority rights to acquire a 50% stake in Turgai Petroleum (Kazakhstan), which is a joint venture between LUKOIL and PetroKazakhstan developing the large Kumkol oil field in Kazakhstan.

A catalytic reforming facility with annual capacity of 1.0 million tonnes is commissioned at the Volgograd Refinery. It replaces an old reformer with 0.7 million tonnes annual capacity. Commissioning of the new reformer increases gasoline output by more than 30% (thanks to lower output of straight-run gasoline) and raises the share of high-octane gasolines from 60% to 83%.

The Perm Refinery opens a new automated terminal, which is the first stage of a new complex for production, packaging, storage and delivery of lubricants. The terminal includes storage facilities for 3,000 tonnes of packaged lubricants with a system for computerized management of product flows.

Main principles of LUKOIL's strategic development in 2007–2016 are presented to the business community. The strategy plan aims to make LUKOIL one of the leading global energy companies and places chief emphasis on accelerating business growth and maximizing shareholder value.

November

LUKOIL takes first place among Russian oil companies in a corporate responsibility rating, compiled by the Institute for Social and Ethical Accountability (AccountAbility, UK), the British consulting group CSRnetwork and the international project bureau Business Culture (Russia), supported by the international auditor, PricewaterhouseCoopers. The rating measures a number



LUKOIL and Russian Railways sign an agreement



First filling station of LUKOIL Group in Macedonia


МИНИ-МАРКЕТ
МАСЛА-СМА
The Mayor of Moscow, Yury Luzhkov, awards LUKOIL official recognition for environmental quality of LUKOIL's fuel


Exploration drilling as part of the Condor project in Columbia

of parameters, which reflect the level of understanding by the Company of its social responsibility and the balance between business strategy and the interests of society.

LUKOIL signs an agreement with KazMunaiGaz and Repsol Exlporacion Kazakhstan on transfer to the Group of a 25% stake in the company Zhambai, which is the PSA contractor for the South Zhambai and South Zaburunye offshore territories (total area in excess of 2,000 km^2), located in the Kazakh sector of the Caspian Sea. 2D seismic work indicates presence of three promising structures at these territories.

An automated petroleum product loading facility is commissioned at the Ukhta Refinery. The new complex enables high efficiency in loading of petroleum products into tanker trucks, accurate tracking and records of product deliveries, and reduction of discharges into the environment.

LUKOIL approves a program for development of retail sales of non-fuel products and services at Russian filling stations in the period up to 2014. The program targets increase of non-fuel product and service turnover by nearly five times by 2014, when their share in operating profit of filling stations should rise to about 20%.

A new employee incentive program for LUKOIL and its subsidiaries is approved following completion of the Group's option program. The program applies to management of the Group as well as a number of other key employees, as decided by the LUKOIL BoD. 600 people stand to benefit from the program, which is over five times more than beneficiaries of the previous scheme. Program participants gain entitlement to annual dividends from 15.5 million 'phantom shares' in LUKOIL as well as entitlement to the growth in value of those shares by the end of the three-year period.

LUKOIL signs an agreement with Mittal Investments on sale of a 50% stake in Caspian Investments Resources (former Nelson Resources), which is 100% owned by LUKOIL Group. Value of the deal is $980 million. Mittal Investments also assumes commitments to pay 50% of outstanding debt of Caspian Investments Resources to the Group, totalling about $175 million at the time of the deal.

December

LUKOIL sells 100% of shares in LUKOIL Shelf Limited and LUKOIL Overseas Orient Limited (owners and operators of the Astra jack-up rig) to the BKE group of companies. The value of the deal is about $40 million.

LUKOIL signs an agreement to acquire retail business of ConocoPhillips, consisting of 376 filling stations in Belgium, Finland, the Czech Republic, Hungary, Poland and Slovakia. The acquired stations are highly efficient: their average daily fuel sales are 9.9 tonnes, which is 40% more than the Group average.

LUKOIL holds a third audit check of its systems for management of industrial safety, labour and environmental protection to attest compliance with requirements of the ISO 14001:2004 and OHSAS 18001:1999 standards. The certifying organization Bureau Veritas Certification confirmed receipt by LUKOIL of attestation that the Company's systems are maintained in working order, are effective and meet the audit criteria.

LUKOIL places two issues of non-convertible, interest-bearing documentary bearer bonds, series 03 and 04, on the MICEX. Total face value of the bonds is 14 billion roubles (about $530 million). The 03 bonds have a five-year maturity, and offer 7.1% annual coupon. The 04 bonds have a seven-year maturity, and offer 7.4% annual coupon. LUKOIL thus becomes the first Russian non-state company to place bonds with seven-year maturity.

The Company begins drilling of a first stratigraphic well at the Junin-3 block in Venezuela. Commencement of drilling marks the start of the second stage of assessment and certification of reserves at the block.

The consortium for development of the Shakh Deniz gas condensate field, which includes LUKOIL, starts commercial production of hydrocarbons from the first production well. Planned production at Shakh Deniz in 2007 is about 5 billion cubic meters of gas and 1.5 million tonnes of condensate.



technologies. From 2002 to 2006 LUKOIL's hydrocarbon lifting costs in Russia decreased by more than 40% in real terms.

Average lifting costs for the Group increased by 15.8% in 2006, from $2.66 to $3.08 per boe. The increase in real terms was 1.3%.

Acquisitions and Asset Consolidation

The Company continued to increase its reserves and production capacities in 2006 through acquisition of highly efficient assets. LUKOIL spent $1.560 billion in 2006 on investment in new assets in the E&P segment and consolidation of companies that were already in Group ownership.

The main acquisition in 2006 was of production assets owned by Marathon Oil Corporation in Khanty-Mansiysk Autonomous District. These include about 95% of Khantymansiyskneftegazgeologiya and 100% of the companies Paitykh oil and Nazymgeodobycha. The deal price was $847 million (including $249 million repayment of Khanty-Mansiysk Oil Corporation debt). That implies $3.7 per barrel of proved reserves, which is below the industry average. The acquired companies produce oil at nine license areas on both sides of the Ob river. Their daily production in 2006 exceeded 30,000 barrels of crude. Proved oil reserves at the end of 2006 were 219 million barrels. Joint development of the acquired fields and adjacent fields of LUKOIL-Western Siberia will give a synergy effect estimated at more than $100 million. LUKOIL plans to increase oil production at the acquired fields to 4.4 million tonnes (88,000 barrels per day) by 2016. Studies of the areas where the acquired companies carry out production have been limited to date and the outlook for new discoveries is good.

In 2006 LUKOIL consolidated the remaining 24% of KarakudukMunai, which owns the license for development of the Karakuduk field in Kazakhstan, through acquisition of the company Chaparral Resources. A 76% stake in KarakudukMunai was acquired in 2005 as part of Nelson Resources. Production of oil at the Karakuduk field was over 700,000 tonnes in 2006. Proved reserves at the end of 2006 were 50 million barrels of oil.

The joint venture in Western Siberia between LUKOIL-Western Siberia and the company Brazos Petroleum Overseas Limited was dismantled in 2006. Brazos is a Group affiliate and the joint venture was accounted in Group financials as an affiliate. License areas of the joint venture were transferred to LUKOIL-Western Siberia. Production by the venture in 2006 was 770,000 tonnes of oil and its reserves at the end of 2006 were 47 million barrels.

In November 2006 LUKOIL signed an agreement to exercise an option to acquire 25% of Zhambai, a sub-contractor to the PSA, which is developing the offshore South Zhambai and South Zaburunye license areas (covering more than 2,000 km²). The areas are located in the shallow and transitional zones of the Kazakh sector of the Caspian Sea. Detailed 2D seismic exploration has already been carried out and has found three promising structures. The project will be implemented jointly with KazMunaiGaz and Repsol.

In July 2006 the Company signed an agreement with the Nigerian company, Oranto Petroleum International, to acquire a 63% stake in the PSA for geological exploration, development and hydrocarbon production at the offshore CI-205 block, with 2,600 km² area. The block is located on the deepwater shelf of the Gulf of Guinea, 100 km from the shoreline of Cote d'Ivoire, and is part of the Tano Basin, where the Baobab field – the largest Cote d'Ivoire field – was previously discovered. 2D and 3D seismic exploration has already been carried out at the block. The next phase is drilling of an exploration well. The project is being implemented jointly with the national oil company PETROCI Holding. Reinterpretation of 3D seismic data and analysis and interpretation of all available geological and geophysical information was carried out in 2006.

Real Rouble Appreciation against Dollar and Change of LUKOIL Nominal Hydrocarbon Lifting Costs in Russia


20%
15%
10%
5%
0%
-5%
-10%
2002
2003
2004
2005
2006
Real rouble appreciation
Change of nominal hydrocarbon lifting costs in Russia

Major Discoveries

Drilling of a second exploration well at the V. Filanovsky field in the Northern Caspian (discovered at the end of 2005) brought excellent results in 2006. Proved, probable and possible reserves of hydrocarbons at the field doubled to 1.5 billion boe, of which 1.3 billion barrels of oil. About 320 million boe (including 268 million barrels of oil) were transferred to proved category. The V. Filanovsky discovery has significantly improved economics of reserve development in the Northern Caspian. Peak annual production at the V. Filanovsky field is estimated at 10 million tonnes of oil (210,000 barrels daily).

Testing of an exploration well as part of the Condor project in Colombia gave commercial oil flow in excess of 1,200 barrels per day. A new field was thus discovered, commercial reserves of which will be assessed after analysis of information obtained from initial drilling and from drilling of further wells.

Optimizing Corporate Structure

LUKOIL continued to optimize its corporate structure in 2006 in order to raise management efficiency of subsidiaries and reduce administrative expenses. As part of this process 100% of share capital of LUKOIL-Perm was transferred from LUKOIL Overseas Holding (a 100% LUKOIL subsidiary) to direct ownership by LUKOIL. This will allow LUKOIL Overseas Holding to focus its business exclusively on the Group's international projects. LUKOIL-Perm will now be managed together with the Group's other production projects in Russia.

For the same reason it was decided to transfer 54% of shares in LUKARCO B.V., which were directly owned by LUKOIL, to LUKOIL Overseas Holding. LUKARCO B.V. has a 5% stake in the project for development of the Tengiz field in Kazakhstan and a 12.5% stake in the Caspian Pipeline Consortium.

Shareholders of RITEK (a Group subsidiary) approved incorporation to RITEK of Nazymgeodobycha (company acquired in 2006 as part of assets of Marathon Oil Corporation). The transaction is justified, since RITEK has the experience and technologies needed to successfully continue exploration at six fields of Nazymgeodobycha, located on the right bank of the Ob river, which have particularly complex geological structures, and to begin intensive production at these fields.

Asset consolidation and optimization of corporate structure in Timan-Pechora neared completion in 2006. Over a period of five years more than 15 companies with activities in that region have been united into three companies: Naryanmarneftegaz, LUKOIL-Sever and the group LUKOIL-Komi (consisting of LUKOIL-Komi, YaNTK, Sever-TEK and Bitran).

Withdrawal of Non-core and Inefficient Assets

In December 2006 LUKOIL sold its 100% stakes in the companies LUKOIL Shelf Ltd. and LUKOIL Overseas Orient Ltd., which are owners and operators of the Astra jack-up drilling rig. The assets were sold for about $40 million.

In March 2006 LUKOIL sold its 51% stake in First National Drilling Company, which specializes in drilling and workover services, to Integra group. The sale price was $17 million.

In May 2006 the companies Verkhneomrinskaya neft, Voivozhneft and Nizhneomrinskaya neft were sold to Urals Energy. The companies own licenses for development of the Voivozhskoye, Nizhne-Omrinskoye and Verkhne-Omrinskoye fields in Komi Republic. The deal value was about $1.5 million.

Licensing

The main tasks for the Company as regards licensing are: to obtain new licenses for mineral resource exploitation; to extend the term of licenses up to total field exhaustion; and to recast licenses to reflect reorganization of subsidiaries.

In 2006 LUKOIL obtained one license for hydrocarbon production through a competition and six production licenses based on certificates of field discovery. The Company also obtained two licenses to carry out geological studies. A total of 11 licenses were obtained through acquisition of new assets, including the companies Khantymansiyskneftegazgeologiya, Paitykh oil and Nazymgeodobycha. In addition, 23 licenses were extended until the end of field life and four were extended until completion of geological studies. LUKOIL recast 16 licenses in connection with restructuring and changes in corporate structure.



Strategy:

Creating the potential for long-term Company growth by reserve replacement in traditional production regions and faster development in new production regions both in Russia and abroad

Improving efficiency of geological exploration work through careful selection of projects and application of the latest technologies

Achieving compound annual growth rates of hydrocarbon production no lower than 6% in the medium term

Improving production indicators and lowering lifting costs by application of modern technologies, and by optimization of the well stock and of field development systems

Applying financial criteria for assessment of projects and business results and for optimization of the asset portfolio

LUKOIL Group achieved record operating and financial results in the E&P segment during 2006 thanks both to the favourable price environment and to successful realization of Company strategy for accelerated growth of hydrocarbon production, particularly production of gas. Business results were also helped by pursuit of restructuring and increased production efficiency through withdrawal of non-core assets, optimization of the well stock, application of modern technologies, optimization of corporate structure and logistics, and acquisition of new assets. There was negative impact on results from increase of the tax burden in Russia and strengthening of the rouble in real terms, which led to growth of lifting costs.

Daily production of marketable hydrocarbons grew by 12.2% in 2006, to 2.145 million boe, thanks to 5.8% increase in output of oil and 141.6% increase in output of marketable gas. Rapid growth of gas production was the main achievement in 2006. Net income in the E&P segment during 2006 was $3.578 billion, which is 6.4% more than in 2005. Capital expenditures were $5.120 billion. The results show that the Company is continuing to advance successfully towards achievement of its strategic and tactical goals.

Price and Tax Environment

Growth of Company revenues from higher oil prices was leveled off by increase of the tax burden. This is due to specifics of the tax system in Russia, where 93.6% of the Company's production of marketable hydrocarbons is concentrated.

The average 2006 price for Urals crude oil (Russian export blend) was 21.1% higher than in 2005, while the average rate of mineral extraction tax rose by 25.7% and crude oil export tariffs rose by 50.8%. As a result mineral extraction tax and export tariffs took $38.3 of the $61.3 average price per barrel of Urals crude in 2006. Net revenue per barrel of Russian oil exporters was thus $23.0, which is 3% less than in 2005.

The Company significantly increased production of natural gas in Russia in 2006, leading to increase of tax payments on natural gas production. The tax rate in 2006 was 147 roubles per 1,000 cubic meters, which is 8.9% more than in 2005. Relatively modest growth of tax rates in the gas sector correlates with growth of government-regulated domestic prices for gas. In 2006 LUKOIL sold gas from the Nakhodkinskoye field, which accounts for 94% of the Company's natural gas production in Russia, to Gazprom under an agreement between the two companies for $22.5 per 1,000 cubic meters (not including VAT) and at a higher price to other companies.

In international projects LUKOIL pays taxes under PSAs and concession agreements. The only significant tax paid by the Company in Egypt is income tax, which is paid as a share of production. The tax rate is progressive and depends on oil prices. In Kazakhstan the Company pays income tax at a fixed rate in cash form. But Kazakh PSAs also require payment of a share of profit production (the size of the share depends on a project's internal rate of return), while other Kazakh projects require payment of royalties and tax on super profits. So taxation for all the Company's projects in Kazakhstan is progressive.

The facts above demonstrate that growth of profit in the E&P segment was mainly due to growth of production volumes and improvement of production efficiency.

Inflation and Exchange Rates

Since LUKOIL produces most of its hydrocarbons in Russia, real strengthening of the rouble against the US dollar (taking account of rouble inflation) leads to growth of Company costs in dollar terms. Real strengthening of the rouble to the dollar was 14.3% y-o-y in 2006. This led to a rise in hydrocarbon lifting costs in Russia from $2.60 to $3.01 per barrel, or by 15.8%. However, growth of lifting costs in real terms was only 1.3%, which shows success of the Company in controlling such costs through optimization of production and use of modern

The new law on differentiation of mineral extraction tax rates, which came into force on 1 January, 2007, entails a zero tax rate for fields with high-viscosity oil and a diminishing rate for fields with exhaustion rates higher than 80%. However, the latter tax relief will only be fully applied after development of application practice.

Structure of Revenues from Exports of Russian Crude Oil, $/barrel



62.5%
23.0
11.4
26.9
61.3
2006
53.1%
23.7
9.0
17.8
50.5
2005
36.7%
21.7
5.0
7.6
34.3
2004
0
10
20
30
40
50
60
70
61.3 Urals oil price
Export tariffs
Mineral extraction tax
Net revenue

LUKOIL surrendered 11 licenses due to expiry of the period, in which the licenses gave rights to carry out geological studies. Four licenses were sold together with companies, which owned them, as part of the Group program to withdraw inefficient assets.

LUKOIL had 403 licenses on its balance for use of mineral resources at the end of 2006, of which 362 give production rights and 41 give rights to carry out geological exploration, including prospecting and field assessment.

Geological Exploration

The focus of LUKOIL's geological exploration work is to replace production with new commercial reserves of hydrocarbons and to rapidly prepare reserves for launch and expansion of production in promising regions (Timan-Pechora, Northern Caspian and the Bolshekhetskaya Depression). The Company maximizes efficiency of its geological exploration work by use of the latest technologies.

The biggest volumes of geological exploration by LUKOIL in 2006 were concentrated in the Timan-Pechora oil province, Western Siberia, Perm Territory, Volgograd Region and the offshore Caspian.

The Company carried out 10,573 km of 2D seismic exploration and 3,118 km^2 of 3D seismic in 2006 in order to locate and detail structures, and to prepare for drilling of prospecting and exploration wells at promising structures. In recent years the quality of seismic exploration has improved and the speed of data processing and interpretation, has increased. This is mainly thanks to application of new IT solutions. For example, high-quality seismic has enabled a 100% success rate for exploration drilling in the Russian sector of the Northern Caspian, and the average success rate for the Group as a whole during the last five years has been over 70%.

Geoelectric exploration in 2006 totalled 4,030 km. Vertical seismic profiling, which details the geological structure around a drilled well, was carried out at 33 wells in 2006. Total exploration drilling in 2006 was 162,000 meters with efficiency level of 1,003 tonnes of reference fuel per meter. That is much higher than a figure of 385 tonnes of reference fuel per meter of exploration drilling, shown by the Company five years ago.

Most growth of liquid hydrocarbon reserves due to geological exploration work was achieved in the offshore Caspian, Western Siberia and Timan-Pechora. Oil discoveries were also made as part of the Condor project in Colombia and additional reserves were discovered in the Anaran project in Iran.

Geological exploration work led to discovery of 10 new fields in 2006, of which one was an oil & gas field (Shiryaevskoye in Perm Territory) and 9 were oil fields: Polyemskoye, North Pokamasovskoye, West Novomostovskoye and South Valovoye in Western Siberia; Verkhneye Volminskoye in Komi Republic; Stepnoye, Nemirovskoye in Volgograd Region; Olginskoye in Nenets Autonomous District; and Condor in Colombia. There were 15 new oil strata finds at existing fields.

Commercial reserves under Russian classification discovered by LUKOIL in 2006 through geological exploration work totalled 139.6 million tonnes of reference fuel (including shares in international projects). Extensions and discoveries of proved reserves under SPE classification totalled 617 million boe (551 million barrels of oil and 399 billion cubic feet of gas). Spending by LUKOIL on geological exploration in 2006 was $479 million.

Exploration Costs, $ million


479
2006
426
2005
309
2004
0
100
200
300
400
500
600

Hydrocarbon Reserve Extensions and Discoveries (SPE standards), million boe


617
2006
676
2005
640
2004
0
200
400
600
800

Main Exploration Regions of LUKOIL Group



Russian regions
Old projects
New projects
Projects terminated in 2006
Colombia
Condor
Venezuela
Junin-3
Cote d'Ivoire
CI-205
Egypt
West Geisum
North-East Geisum
Timan-Pechora
Bolshekhetskaya Depression
Western Siberia
Russia
Kaliningrad Region
Urals
Volga
Northern Caspian
Kazakhstan
Tyub-Karagan
Atashsky
South Zhambai
South Zabunye
Uzbekistan
Kandym – Khauzak – Shady
Aral
Azerbaijan
D-222
Iran
Anaran
Mogan and Lali
Saudi Arabia
Block A

Russia

Exploration drilling in Russia in 2006 totalled 139,000 meters, 2D seismic exploration was 9,240 km and 3D seismic was 2,848 km². Geological exploration spending in Russia was $286 million. Most of the positive results from geological exploration work were obtained in the offshore Caspian, Western Siberia and Timan-Pechora.

Northern Caspian

The Northern Caspian is one of the most promising regions for increase of oil & gas production by LUKOIL in the medium term and the Company is focusing on development of resource potential in the region. LUKOIL made yet another major discovery in the offshore Caspian in 2006, when a second exploration well at the V. Filanovsky field confirmed oil-bearing capacity of a previously discovered stratum and detected another oil stratum. Daily flow rate at the new well was 5,000 barrels (compared with average 75 barrels per day for oil wells in Russia).

Proved, probable and possible reserves of the V. Filanovsky field doubled in 2006 to 1.5 billion boe, with oil representing 86% of the total. That makes the V. Filanovsky field the biggest oil discovery in Russia for the last 20 years and significantly improves the economics of reserve development in the Northern Caspian.

Seismic exploration work and preparation for drilling of new wells in the Northern Caspian has been continued. Work on the plan for drilling of a prospecting well at the Tsentralnaya structure is close to completion. Seismic exploration work continued at the West Rakushechnaya structure in preparation for drilling.

Khanty-Mansiysk Autonomous District

The Khanty-Mansiysk Autonomous District (Western Siberia) is LUKOIL's main oil production base. The chief aim of geological exploration work there is replacement of reserves in order to maintain the Group's current production levels in the region.

Total 2D seismic in the region during 2006 was 3,066 km, 3D work totalled 1,384 km² and exploration drilling was 60,100 meters. A total of 16 wells were drilled, of which 14 were productive, so the success rate of exploration drilling was 88%. Four oil fields were discovered in the region in 2006 and 11 new oil strata were detected at existing fields. The Company's proved oil reserves in the Khanty-Mansiysk Autonomous District (taking account of production) increased by 445 million barrels, or by 5.2% in 2006.

Testing of a prospecting well at the North Pokamasovsky license area gave daily oil flow of 470 barrels and led to discovery of the North Pokamasovskoye field with proved reserves of 1 million barrels.

Testing of a prospecting well at the Dorozhny license area gave daily oil flow of 150 barrels and led to discovery of the Polyemskoye field with proved and probable reserves of 2.3 million barrels.

The West Novomostovskoye field was discovered at the Shaimsky license area. Testing of the well gave maximum daily flow of 680 barrels. Field reserves under Russian categories C1 and C2 are estimated at 20 million barrels of oil.

The South Valovoye field was discovered at the Semividovo-Tolumsky license area following testing of a prospecting well. Russian C1 and C2 reserves are estimated at 2.5 million barrels of oil.

Drilling of three exploration wells was completed at the Talnikovoye field, which is currently under development. Well testing gave daily oil flows between 280 and 990 barrels. Proved reserves at the end of 2006 were over 70 million barrels of oil. Growth of proved reserves in 2006, including production, was 15.9%.

Testing of an exploration well at the South Yagunskoye field, which is also under development, gave daily oil flows up to 660 barrels. Drilling of the well detected two new oil strata. Proved reserves at the South Yagunskoye field at the end of 2006 were over 800 million barrels of oil. They grew by 2.4% in 2006, including production, which was 27 million barrels of oil.

Timan-Pechora

The Timan-Pechora oil province (the Nenets Autonomous District and the Komi Republic) is a promising region for oil production by the Company. The region is little studied and has high potential for new discoveries. The Company carried out extensive geological exploration work in Timan-Pechora during 2006, including 468 km of 2D seismic and 146 km² of 3D seismic. Exploration drilling totalled 27,100 meters.

In the Nenets Autonomous Region LUKOIL completed drilling of a prospecting well at the Olginskaya structure. Drilling and testing of the well led to discovery of the Olginskoye field with proved, probable and possible reserves of about 7 million barrels of oil.

Drilling of an exploration well at the East-Sarutayuskoye field, discovered in 2004, gave a daily oil flow of 1,000 barrels. Proved, possible and probable reserves at the field were estimated at 134 million barrels of oil at the end of 2006. Drilling of one more well was begun at the field in 2006.

Drilling of three wells was completed at the Tedinskoye field, which is already under development. Growth of proved reserves of oil at the field in 2006, including production, was over 11 million barrels, or more than 11%.

Naryanmarneftegaz, the joint venture between LUKOIL and ConocoPhillips, completed 3D seismic exploration at the West Khancharginsky license area in the Nenets Autonomous District. The exploration results justified preparations for drilling at the West Khancharginskaya structure.

Drilling was completed and well testing was begun at the North Saremboiskoye field. Testing of productive deposits during drilling gave daily oil flow of 400–600 barrels.

Drilling of a prospecting well was completed at the Verkhnevolminskaya structure **in the Komi Republic**. Well testing gave daily oil flow of 1,100 barrels. The new field is small-scale and initial estimates suggest reserves of about 2 million barrels of oil. Drilling of a well also continued at the Bayandyskaya area of the Denisovskaya Depression. Testing of strata confirmed oil-bearing capacity.

Exploration Drilling, thousand meters


162
2006
131
2005
118
2004
0
30
60
90
120
160
180

Exploration Drilling by Regions (2006)


International projects 13.9%
Other 6.5%
Timan-Pechora 16.8%
Bolshekhetskaya Depression 2.3%
Urals 5.4%
Western Siberia 37.2%
Volga (including Northern Caspian) 17.9%


2D Seismic, km
2006 10,573
2005 9,787
2004 9,752
9,000 9,500 10,000 10,500 11,000
3D Seismic, km²
2006 3,118
2005 5,686
2004 2,153
0 2,000 4,000 6,000 8,000
Geoelectrics, km
2006 4,030
2005 2,381
2004 2,488
0 900 1,800 2,700 3,600 4,500

Yamal-Nenets Autonomous District (Bolshekhetskaya Depression)

LUKOIL is developing gas reserves in the Bolshekhetskaya Depression as part of its program for accelerated production of gas. Proved reserves of gas at Company fields in the region totalled 12.8 trillion cubic feet at the end of 2006, representing 48.1% of LUKOIL's total proved gas reserves. Probable and possible reserves were 7.1 trillion cubic feet, which is 17.6% more than at the end of 2005.

More than 800 km of 2D seismic was carried out in the region during 2006 and exploration drilling totalled 3,700 meters.

Drilling of a prospecting well at the Pyakyakhinskoye field was completed in 2006 and two gas condensate strata were discovered. Drilling of a further well at the field has begun. Drilling of a well at the Khalmerpayutinskoye field was continued and gas saturated strata were found. Completion of the well and evaluation of results are planned in 2007.

Urals

The Urals is a traditional production area for the Company and fields there have already been extensively explored. LUKOIL carried out 100 km of 2D seismic and 231 km² of 3D seismic in the region in 2006. Exploration drilling was 9,000 meters. Seven exploration wells were drilled in 2006.

The work led to discovery of the Shiryaevskoye oil & gas field at the Kolvinskaya area. Testing of a prospecting well gave flows of oil and gas. Field reserves under Russian categories C1 and C2 are estimated at 2.6 million boe.

Volga

The Volga is also a traditional production region for LUKOIL Group and its geology has also been extensively explored. LUKOIL carried out 2,496 km of 2D seismic in the region during 2006, and exploration drilling totalled 27,000 meters. Three fields were discovered as a result of this work.

Drilling of a well at the Kudinovsko-Romanovsky license area gave daily oil flow of 530 barrels and marked discovery of the Stepnoye field with Russian C1 and C2 reserves of about 7 million barrels of oil. Reserves at the newly discovered Nemirovskoye field are estimated at 4.6 million barrels under Russian category C1.

Kaliningrad Region

The Company's resource base in the Kaliningrad Region consists of a number of small on-shore fields and the large Kravtsovskoye field on the shelf of the Baltic Sea.

LUKOIL carried out geological exploration work on land in the Kaliningrad Region during 2006. Five new structures were discovered as a result, preparations were made for drilling at five previously discovered structures and two new oil strata were found at existing fields.

As part of its strategy for increasing reserves and speeding up production growth the Company began geological exploration work in 2006 on the shelf of the Baltic Sea, where probability of new reserve discoveries is high.

International Projects

Total 2D seismic exploration work in 2006 as part of international projects was 1,333 km, 3D seismic work totalled 270 km² and exploration drilling was 23,000 meters. Spending on geological exploration outside Russia was $193 million. As part of LUKOIL's strategy for transformation into a global energy company, the priority in geological exploration abroad is to bring reserves into production as quickly as possible.

The Company took part in nine geological exploration projects outside Russia in 2006: D-222 (Azerbaijan), Condor (Colombia), Anaran (Iran), West Geisum and North-East Geisum (Egypt) Tyub-Karagan and Atashsky (Kazakhstan), Block A (Saudi Arabia) and Kandym – Khauzak – Shady (Uzbekistan).

LUKOIL added five new projects to its geological exploration portfolio outside Russia in 2006. The Company signed an agreement to exercise an option to acquire a 25% stake in the Kazakh offshore geological exploration projects, South Zhambai and South Zaburunye. In Africa, the Company acquired a 63% stake in a deep-water exploration project in Cote d'Ivoire. In Central Asia, LUKOIL signed a PSA for geological exploration and development of hydrocarbon fields in the Uzbek sector of the Aral Sea in August 2006. The PSA will be implemented by a consortium of investors consisting of Uzbekneftegaz, LUKOIL Overseas, Petronas Carigali Overseas (Indonesia), CNPC International (China) and KNOC (Korea). The participants have equal stakes in the project. Agreements on joint business and on a single operator for the project were signed in December 2006, and a tender was announced for choice of a seismic exploration sub-contractor. The three-year geological exploration program includes 2D seismic work and drilling of two exploration wells. In February 2006 LUKOIL Group and the National Iranian Oil Company signed a contract for joint geological and geophysical studies at Iran's Mogan and Lali oil & gas blocks (located in the South Caspian and Zagrossky Basins, respectively). The joint work includes reprocessing and interpretation of drilling data, well-logging, seismic, gravitational and magnetometric exploration as well as geochemical studies of strata.

An outstanding achievement in 2006 was successful drilling of a prospecting well at the Condor block in the Llanos oil basin in Colombia. The well was drilled to a depth of 4,500 meters in the dome of the Medina structure. Testing gave a flow of high-quality Colombian oil (Vasconia) at a daily rate of 1,200 barrels. Presence of a field with commercial reserves was thus confirmed. Reserves of the field will be specified following analysis of information obtained during drilling and testing and by further exploration drilling.

LUKOIL together with Norsk Hydro made successful progress in implementation of the **Anaran** project in Iran. Analysis of results of deep exploration drilling led to discovery of the Azar field with geological reserves of oil in excess of 2 billion barrels. This is one of the world's biggest discoveries of oil in the last decade. In June 2006 the National Iranian Oil Company, signed a declaration on commercialization of the Azar field, giving the project participants exclusive rights to negotiate on further development. The negotiations and preparation of a general field development plan are to be completed in the first half of 2007. The project participants have also completed drilling of a second exploration well, where testing gave daily oil flow of 4,500 barrels. The drilling has increased recoverable reserves at the field by 60%.

As part of the **Kandym – Khauzak – Shady** project in Uzbekistan the Company completed 500 km² of 3D seismic at the Khauzak – Shady field and began interpretation of data. A total 882 km of 2D seismic was completed at the Kungrad block and interpretation of data was begun.

In Saudi Arabia drilling of a first exploration well was successfully completed at the Tukhman structure, part of the **Block A** gas area in the Rub Al-Khali desert. The well was drilled to a depth of 4,800 meters and a hydrocarbon accumulation was found. Analysis of the geological information obtained is now in progress. Exploration drilling at the Muleikha structure was also carried out in 2006, and the East Tukhman and West Faidakh structures were prepared for drilling. The project is being implemented by LUKOIL together with the national oil & gas company, Saudi Aramco.

LUKOIL and the Venezuelan company, PDVSA, completed the first stage of joint studies to assess hydrocarbon reserves at the **Junin-3** block, which extends over 640 km² in the heavy oil belt of the Orinoco river in Venezuela. The work has provided complex proof of high potential of Junin-3. Drilling of stratigraphic wells was begun as part of the second stage of work at the block. The aim of the second stage is to complete a geological model using new seismic and drilling data, and to compare these data with the results of work at neighbouring blocks. A total of 17 stratigraphic wells will be drilled at Junin-3.

Drilling of two prospecting wells was completed as part of the **North-East Geisum** and **West Geisum** projects in Egypt. The drilling failed to detect commercial hydrocarbon reserves, and LUKOIL Group has now quit the projects.

Total 452 km of 2D seismic was carried out as part of the **Atashsky** project in Kazakhstan and data were processed. Electrical exploration work totalling 200 km was carried out in the Tyub-Karagan project and analysis of data obtained from a prospecting well was continued.

An exploration well was drilled as part of the **Tengiz** project in Kazakhstan, and a hydrocarbon accumulation was found. Assessment of the new reserves is now underway.

Oil & Gas Reserves

Proved reserves of LUKOIL Group under international classification[1] as of 1 January, 2007, were 20.360 billion boe, consisting of 15.927 billion barrels of oil and 26.597 trillion cubic feet of gas.

The ratio of hydrocarbon reserves to production is 26 years (23 years for oil and 47 years for gas).

Proved hydrocarbon reserves of LUKOIL Group increased by 4.1% in 2006 including production. Group reserves not including production remained almost unchanged from 2005. Growth of reserves including production was 3.2% for oil and 7.4% for gas.

The reserve replacement rate was 104% (73% for oil and 330% for gas).

Reserve calculation took account of changes in Russian legislation regarding the mineral extraction tax. Legislation which was previously in force called for lowering of the mineral extraction tax rate from 2007. However, this stipulation was changed in 2006, and the formula for calculation of mineral extraction tax rates, which was applied in 2006, was maintained. Estimated reserves at some fields were revised downwards as a result. Reserve calculations also take account of tax relief for fields with high-viscosity oil. Tax relief envisaged for fields with high exhaustion was not taken into account due to lack of application in practice. Application of the latter type of relief in the future will have a positive effect on Company reserve estimates.

Extension and discovery of new proved hydrocarbon reserves in 2006 totalled 617 million boe (551 million barrels of oil and 399 billion cubic feet of gas). The Company thus replaced more than 77% of hydrocarbon production in 2006 through geological exploration and drilling at fields already under development.

The biggest addition to proved reserves was from the V. Filanovsky field, discovered in 2005. Proved reserves at the field rose by 322 million boe thanks to drilling of a second exploration well and transfer of a part of reserves from 'probable' to 'proved'. Increase of proved reserves of other LUKOIL assets through exploration and drilling was 295 million boe.

Positive results were obtained from further drilling, modelling and optimization of development systems at large fields in Western Siberia. For example, drilling and optimization gave a 7.5% increase of proved oil reserves (taking account of production) at the Vatyeganskoye field, to 1.46 billion barrels by the end of 2006. Proved oil reserves at the Kogalymskoye field grew by 9.1% in 2006 (taking account of production), to 0.23 billion barrels. Analysis of data from newly drilled production wells at the Kochevskoye field led to revision of oil

Proved Oil & Gas Reserves of LUKOIL Group by Regions


13.3%
2.3%
Urals
2,112 mln barrels
619 bcf
22.0%
2.7%
Timan-Pechora
3,496 mln barrels
708 bcf
53.8%
7.5%
Western Siberia
8,574 mln barrels
1,999 bcf
1.2%
48.1%
Bolshekhetskaya Depression
197 mln barrels
12,788 bcf
3.8%
16.7%
International projects
608 mln barrels
4,442 bcf
1.6%
0.9%
Volga
249 mln barrels
245 bcf
1.5%
0.0%
Other
243 mln barrels
10 bcf
2.8%
21.8%
Northern Caspian
448 mln barrels
5,786 bcf
OIL
100%
TOTAL
15,927 mln barrels
GAS
100%
TOTAL
26,597 tcf

[1] Miller and Lents (USA) carried out its twelfth annual technical and economic audit of reserves of LUKOIL Group in 2006, using standards of the US Society of Petroleum Engineers (US SPE).

Proved Hydrocarbon Reserves, billion boe


20.360
2006
20.330
2005
20.072
2004
19.9
20.0
20.1
20.2
20.3
20.4

Proved Oil Reserves, billion barrels


15.927
2006
16.114
2005
15.972
2004
12
13
14
15
16
17

Proved Gas Reserves, trillion cubic feet


26.597
2006
25.298
2005
24.598
2004
23
24
25
26
27

Oil & Gas Reserves of LUKOIL Group

1 January, 2007	Oil, million barrels	Gas, billion cubic feet	Hydrocarbons, million boe
Proved reserves	15,927	26,597	20,360
of which:			
developed	10,176	7,480	11,423
undeveloped	5,751	19,117	8,937
Probable reserves	8,767	21,436	12,340
Possible reserves	4,275	10,479	6,022

Conversion ratio from cubic feet to barrels of oil equivalent is 6,000 cf = 1 boe.

stratum geometry and increase of the oil-bearing area. As a result, proved reserves of oil at the field rose by 13.9% in 2006 (taking account of production) to 84 million barrels.

Increase of proved reserves in 2006 was also achieved by acquisitions and consolidation of assets. Proved reserves of the assets of Marathon Oil Corporation, which LUKOIL acquired in 2006, were 219 million barrels of oil at the end of the year. Reserves of KarakudukMunai at the end of 2006 were 50 million barrels of oil, so acquisition of the remaining 24% stake in that company added 12 million barrels to reserves of LUKOIL Group.

Oil Field Development and Production

LUKOIL Group produced 95.235 million tonnes of oil in 2006 (1.926 million barrels per day)[1], of which 91.537 million tonnes were produced by subsidiaries. Average daily oil production by LUKOIL was 5.8% higher than in 2005. Organic growth of production was 2.0%.

The Company worked hard in 2006 to prepare and launch production at fields in Russia and abroad as part of its strategy of accelerated production growth. Particular attention was paid to fields in Timan-Pechora and the Northern Caspian.

LUKOIL subsidiaries and affiliates produced oil at 349 fields in 2006. In the course of the year 10 new oil fields were brought into production: Ulyanovskoye, Stepnoye and Nemirovskoye (Volga region); West Pokamasovskoye and West Kotukhtinskoye (Western Siberia); Gabyshevskoye (Urals); South Sedmesskoye, Verkhnegrubeshorskoye and West Lekkeyaginskoye (Timan-Pechora); Menzelinskoye (Tatarstan); and 1 gas and condensate field – Shakh Deniz (Azerbaijan). Proved, probable and possible reserves at fields, which were brought into production in 2006, are over 680 million boe. The newly commissioned reserves compensated more than 85% of hydrocarbon production by LUKOIL Group in 2006.

Work continued in 2006 to improve efficiency of field development and reduce operating expenses as part of LUKOIL's program for optimization of development and production of oil in the period 2006–2008. LUKOIL production companies took systematic measures in 2006 for increasing well productivity and oil recovery rates in order to achieve oil production targets. Development costs totalled $4.652 billion.

[1] Production by subsidiaries and share of production by affiliates under US GAAP.

LUKOIL Group Oil Production by Regions


14.3%
Timan-Pechora
13,601 th. tonnes
62.7%
Western Siberia
59,764 th. tonnes
5.9%
International projects
5,674 th. tonnes
2.2%
Other
2,059 th. tonnes
100%
TOTAL
95,235 th. tonnes
11.5%
Urals
10,923 th. tonnes
3.4%
Volga
3,214 th. tonnes

By the end of 2006 a total of 196 fields were included in a multi-level system of field development monitoring by use of geological-hydrodynamic models. Modelling of 47 fields was carried out in the course of the year. Geological-hydrodynamic models are helpful in selecting optimal technical solutions for field development, matching solutions to specific geology and structure of reserves. Modelling raises the oil recovery ratio and lowers field development costs. The Company makes intensive use of models for drilling over fields and for application of enhanced recovery techniques. LUKOIL plans to increase the number of geological-hydrodynamic field models to 261 by 2009, so that 75% of Company fields will have such models (compared with 55% of fields at present). Geological-hydrodynamic modelling will be extended to all fields in such regions as Western Siberia, Timan-Pechora and Kaliningrad Region.

The Company carried out 2,341 thousand meters of production drilling in 2006, which is 61% more than in 2005. A total of 945 new production wells were commissioned, of which 56 were horizontal wells. Average daily flow from new wells was 39.9 tonnes (110.4 tonnes from horizontal wells). Production from new wells (Group share) was 4.91 million tonnes.

The Company continued to make extensive use of sidetracks in 2006. A total of 146 sidetracks were drilled in 2006, giving extra daily flow of 25.9 tonnes on average. By comparison 102 sidetracks were drilled in 2005 and gave extra flow of 25.0 tonnes per day.

The Company put 636 new injection wells under pressure in 2006 as part of efforts to optimize field development and maintain pressure in strata. That compares with 376 injection wells put into operation during 2005.

The Company had 27,830 production wells at the end of 2006 of which 23,490 were actually in production. The number of injection wells was 8,660, of which 6,340 were under pressure. The number of production wells was 1.8% greater


Oil Production, million tonnes
95.2
2006
90.2
2005
86.2
2004
80
85
90
95
100
Commissioning of New Fields, fields
11
2006
9
2005
7
2004
0
5
10
15
Production Oil Well Launches, wells
945
2006
558
2005
514
2004
0
400
800
1,200

than in 2005, mainly due to acquisition of new production assets. The share of idle production wells in the total decreased from 16.8% to 15.6%.

The Company decommissioned 332 wells with high water cut (average 98.8%) and marginal wells in 2006 in order to increase efficiency and reduce energy consumption. This saved extraction of 1.9 million tonnes of water, reducing energy expenses and preventing rapid growth of average water cut at wells. A total of 3,165 operations were carried out to optimize production at mechanized wells and 144 wells were transferred to mechanized operation.

LUKOIL compensates natural decline of oil production levels due to field exhaustion and worsening reserve structure by intensive application of enhanced oil recovery techniques. A total of 5,274 physical, chemical, hydrodynamic and heat operations were carried out in 2006 to increase the recovery ratio from productive strata. Additional production from wells due to these operations totalled 24.2 million tonnes, or 27.0% of total production by the Group in Russia.

All of the efforts described above led to increase of average daily production per well to 11.8 tonnes, which helped to limit growth of lifting costs. Average daily production at the Company's wells in Russia has grown from 8.6 to 11.2 tonnes in the period from 2001 to 2006.

Russia

LUKOIL produced 89.561 million tonnes of oil inside Russia during 2006, of which 87.930 million tonnes were produced by subsidiaries. Production in Russia grew by 3.8% compared with 2005. Organic growth of production was 1.6%.

Subsidiaries and affiliates of LUKOIL Group produced oil at 327 fields in Russia during 2006. Production drilling was 2,122 meters, which is 59.7% more than in 2005. Production wells numbered 26,970 at the end of 2006, of which 22,800 were in use. A total of 782 new wells were commissioned in 2006 and they produced 4.47 million tonnes of oil.

Western Siberia accounted for 66.7% of oil production by the Group inside Russia during 2006. Fields in Western Siberia provided most of the growth in LUKOIL's Russian production (39.5%, or 1.30 million tonnes). A significant part of the production increase in Western Siberia was due to acquisition of assets of Marathon Oil Corporation, which produced 0.9 million tonnes of oil in the period after their acquisition by the Group. Work to optimize field development systems in the region continued in 2006, leading to increase of reserves and forecast production levels at major fields. The Company commissioned new fields in Western Siberia as well as optimizing production at old fields. Major new commissionings included the West Pokamasovskoye and West Kotukhtinskoye fields with proved, probable and possible oil reserves in excess of 280 million barrels.

There was also a significant increase in output (by 1.12 million tonnes) in **Timan-Pechora**, contributing 34.3% of production growth by the Company in Russia. Consolidation of Sever-TEK at the end of 2005 accounted for 55% of the production growth in Timan-Pechora in 2006. Remaining growth was organic and came mainly from the Tedinskoye, Makarelskoye, Inzyreiskoye and Kharyaginskoye fields.

LUKOIL is making every effort to prepare new reserves in Timan-Pechora for development as quickly as possible. Three fields were commissioned in 2006: West Lekkeyaginskoye (commissioned by Naryanmarneftegaz, the joint venture between LUKOIL and ConocoPhillips), Verkhnegrubeshorskoye and South Sedmesskoye, with overall proved, probable and possible reserves of about 230 million barrels of oil.

Naryanmarneftegaz produced 500,000 tonnes of oil in 2006 (about 10,000 barrels daily) and continued preparations to start production at the South Khylchuyuskoye field, which is the Company's largest field in the north of Timan-Pechora. Proved reserves at the field are over 500 million barrels.

Oil Production Drilling, thousand meters


2,341
2006
1,453
2005
1,345
2004
0
500
1,000
1,500
2,000
2,500

Production Drilling by Regions (2006)


Western Siberia 73.3%
Other 2.6%
Urals 4.2%
Timan-Pechora 10.6%
International projects 9.3%


Oil Production Wells, thousand wells
27.8
2006
27.4
2005
26.9
2004
26.5
27.0
27.5
28.0


Oil Production Wells in Use, thousand wells
23.5
2006
22.8
2005
22.1
2004
21
22
23
24

The quality of oil is higher than that of Urals export blend: density is 35.5 API (32.0 API for Urals) and sulphur content is 0.71% (1.30% for Urals). Oil from the field will thus have a price premium to Urals blend on international markets. Production at South Khylchuyuskoye will be from 78 wells and commissioning is scheduled for the end of 2007. Planned annual production at the field, to be achieved in 2009, is 7.5 million tonnes (over 150,000 barrels daily).

LUKOIL increased production in the Urals region by 616,000 tonnes in 2006 (or by 6.0% y-o-y). The region accounted for 18.7% of overall production increase by the Group in Russia. All of the increase in the Urals was organic, and a significant role was played by new technologies, such as radial drilling and acid hydrofracturing.

Nearly 300,000 tonnes of additional production was obtained at the **Kravtsovskoye field** in the Baltic Sea. Production there in 2006 was 861,000 tonnes, which is 53% more than in 2005 and 77% more than was forecast in the initial field development plan. The field is being developed with use of horizontal drilling. Four new wells were drilled in 2006 giving daily flows between 790 and 2,830 barrels of oil.

Production in the **Volga** region in 2006 was 3.2 million tonnes, which is the same as in 2005. Improvements in field development efficiency enabled increase of oil recovery rates in the region and maintenance of production at previous levels, despite a high level of reserve exhaustion.

Work at fields on the shelf of **the Caspian Sea** continued in 2006. Russian government supervisory agencies approved a feasibility study for construction of facilities at the Yu. Korchagin field. Enterprises in Astrakhan carried out work on construction of the ice-resistant stationary platform, which will be used for development of the field. The first tug-and-transport vessel for work at Caspian fields was completed and building of a second vessel was continued. Documentation was developed for design and construction of a jetty and floating oil reservoir. Production at the Yu. Korchagin field should begin in 2009. A zero-discharge principle will be used in order to minimize impact on the natural environment of the Caspian Sea.

Supervisory agencies also approved a technical scheme for development of the V. Filanovsky field in 2006. Production at the largest field in the Northern Caspian is scheduled to begin in 2012. Forecast daily production, based on current data, will be 210,000 barrels of high-quality crude oil. Oil at the field is light, with low sulphur content (density is 44 API and sulphur content is only 0.1%) and will merit a premium to Brent crude on international markets.

The Yu. Korchagin and V. Filanovsky fields will be the mainstay of oil production by LUKOIL in the Northern Caspian. Production at these fields should exceed 12 million tonnes of oil per year (250,000 barrels per day) by 2016.

International Projects

LUKOIL's share of production in international projects was 5.674 million tonnes in 2006. Production grew by 46.2%. Most of the growth (about 80%) was from acquisition at the end of 2005 of Nelson Resources, which has stakes in four production projects in Kazakhstan. LUKOIL's share of oil from these projects in 2006 was about 2.0 million tonnes. Organic growth of production from international projects in 2006 was 9.7%, mainly due to Kumkol, where oil production accruing to LUKOIL increased by more than 200,000 tonnes compared with 2005.

Production drilling in the Company's international projects was 219,000 meters and the total number of production wells was 868, of which 691 were in use. A total of 163 new wells were commissioned. Average daily production per new well was 53.3 tonnes. Commissioning of new wells gave an extra 0.44 million tonnes of oil (as per LUKOIL's share).


Drilling of Sidetracks, sidetracks
146
2006
102
2005
63
2004
0
40
80
120
160


Drilling of Horizontal Wells, wells
56
2006
41
2005
29
2004
0
20
40
60

A key achievement in 2006 was launch of gas condensate production as part of the Shakh Deniz project in Azerbaijan. The first production well came into operation in December 2006. LUKOIL has a 10% stake in the project. Forecast peak overall production of gas condensate at Shakh Deniz is about 5 million tonnes per year (over 100,000 barrels daily).

LUKOIL's share of production in 2006 from the **Karachaganak** project was 1.45 million tonnes of oil and gas condensate. Production levels were unchanged from 2005. A new efficient oil export route was developed, carrying oil from Karachaganak to Samara, from where it can be delivered through the Transneft pipeline system either to Black Sea and Baltic Sea ports or directly to Central Europe via the Druzhba pipeline. The Karachaganak consortium plans to carry out preparatory work for expansion of production capacities in 2007.

Development of the **Kumkol** field proceeded at a brisk pace in 2006 with drilling of 20 new production wells and use of polymer solutions to penetrate productive strata. Average daily production from the new wells in 2006 was 56.7 tonnes. Eight injection wells were also commissioned. A new facility was installed at Kumkol for preparation and pumping of oil with annual capacity of 4 million tonnes of oil and 8 million tonnes of water (for injection into strata). The new facility helped to increase production at the field by 13.7% compared with 2005, to 1.7 million tonnes (LUKOIL's share).

A decision by the Arbitration Institute of the Stockholm Chamber of Trade confirmed LUKOIL's priority right to acquire a 50% stake in Turgai Petroleum, a joint venture between LUKOIL and PetroKazakhstan developing the Kumkol field. The right arose from a shareholders' agreement governing LUKOIL's joint ownership of Turgai Petroleum, and was activated following acquisition of 100% of PetroKazakhstan by the Chinese state oil company, CNPC.

In Egypt nine new wells were brought into operation as part of the **Meleiha** project, and drilling and construction of facilities for the **WEEM** project was continued. Two new production wells were brought into operation at WEEM, with average daily production of 85.5 tonnes. A system for maintaining strata pressure was designed.

Four new wells with average daily oil flow of nearly 1,000 tonnes were commissioned at the end of the year as part of the **Tengiz** project in Kazakhstan. Production at Tengiz matched the level in 2005 and LUKOIL's share was 360,000 tonnes. Work continued in 2006 to expand production capacity.

Construction of an oil loading facility and terminal was completed as part of the **Karakuduk** project in Kazakhstan. A project for utilization of associated gas was agreed with supervisory agencies in the Kazakh government. Three new production wells, with average daily production of 41.1 tonnes, were commissioned. Oil production at the field grew by 39.3% compared with 2005, or by nearly 200,000 tonnes.

A total of 11 wells, with average daily production of 67.6 tonnes, were brought into operation as part of the **Alibekmola and Kozhasai** projects. Work continued on implementation of a project for utilization of associated gas from the fields. A new well design was applied at the Alibekmola field and polymers were used to help maintain collector qualities of productive strata.

The North Buzachi project in Kazakhstan commissioned 113 new production wells, with average daily output of 31.0 tonnes. A new export pipeline was brought into operation for delivery of oil from the field to the KazTransOil transport system. Total oil production at the field rose by 78.1%, or by nearly 600,000 tonnes.

Gas Field Development and Production

The objectives of LUKOIL's gas program are to accelerate growth of gas production in Russia and abroad and to increase the share of gas to a third of total hydrocarbon production by the Group. The main point of the strategy is to commercialize gas reserves and lower Company dependence on the highly volatile international oil market.

Gas production by LUKOIL in 2006 totalled 15.967 billion cubic meters (1,545 million cubic feet per day). Production of marketable gas (net of own use, reinjection and transport losses) was 13.612 billion cubic meters (1,317 million cubic feet per day), of which 13.396 billion cubic meters were produced by Group subsidiaries. Average daily production of marketable gas rose by 141.6% in 2006 compared with 2005.

Production of associated gas in 2006 totalled 5.258 billion cubic meters, of which 3.791 billion cubic meters was marketable. Associated gas is reinjected in order to maintain strata pressure at Company fields, as well as being used to generate electricity from gas-powered generating stations and for other industrial uses. Marketable associated gas is supplied to gas processing plants and to local consumers.

The utilization rate[1] of associated gas in 2006 was 72.2%, representing a decline from 2005. This was due to acquisition in 2005–2006 of new production assets, which lack systems for gas utilization. The Company is building gas-powered generating stations at fields in order to increase utilization rate of associated gas. This reduces flaring of gas and lowers spending on electricity, decreasing oil lifting costs. Also in 2006 the Company completed expansion of capacities at the Lokosovsky Gas-processing Plant to 1.9 billion cubic meters of associated gas, thus creating a complete system for processing of associated gas produced at Company fields in Western Siberia. LUKOIL is on track to implement the program of measures adopted in 2003, which aimed to raise utilization rate of associated gas at LUKOIL fields to 95%.

Production of natural gas in 2006 was 10.709 billion cubic meters, of which 9.821 billion cubic meters was marketable gas. The Company's main natural gas production achievement during 2006 was increase of output at the Nakhodkinskoye field to a level close to maximum planned capacity.

The Company had 367 gas production wells at the end of 2006, of which 285 were in use.

Russia

Production of marketable gas in Russia in 2006 was 12.424 billion cubic meters, which is 180.6% more than in 2005. The share of natural gas in the total rose from 20% to 71%. The Company had 295 gas production wells at the end of 2006, of which 239 were in use.

LUKOIL Group Marketable Gas Production by Regions



4.0%
Timan-Pechora
543 mcm
15.3%
Western Siberia
2,089 mcm
61.3%
Bolshekhetskaya Depression
8,348 mcm
8.7%
International projects
1,189 mcm
0.1%
Other
9 mcm
6.3%
Urals
853 mcm
4.3%
Volga
581 mcm
100%
TOTAL
13,612 mcm

[1] Share of produced gas in total gas extracted from strata (the remainder is flared).


Production of Marketable Gas, billion cubic meters
13.61
2006
5.64
2005
4.92
2004
0
5
10
15


Gas Production Wells, wells
367
2006
365
2005
317
2004
275
295
315
335
355
375


Gas Production Wells in Use, wells
285
2006
239
2005
231
2004
0
100
200
300

The largest share of natural gas production in Russia in 2006 came from the Nakhodkinskoye field in the Bolshekhetskaya Depression. The Company commissioned 12 new production wells at the field in 2006. Gazprom agreed that natural gas from the field could be fed into its gas transport network during the summer period. These breakthroughs made it possible to raise production at Nakhodkinskoye to a level close to maximum planned capacity: a total of 8.486 billion cubic meters of gas were produced at the field in the course of the year. Natural gas from the field has been supplied to Gazprom since May 2006 under an agreement with the gas monopolist at a minimum price of $22.5 per 1,000 cubic meters (excluding VAT). Gas from Nakhodkinskoye has been also sold to other buyers at higher prices. An additional agreement was signed with Gazprom in the course of the year, by which prices for gas from fields in the Bolshekhetskaya Depression were increased to 1,059 roubles (about $40) per 1,000 cubic meters from January 1, 2007, and minimum annual sales volume was set at 8 billion cubic meters. The price in the additional agreement is 280 roubles (nearly $11) higher than the price set by the Russian Federal Tariff Service for industrial gas consumers in the Yamal-Nenets Autonomous District.

LUKOIL also pursued its gas projects on the shelf of the Northern Caspian during 2006. In January 2006 Russia and Kazakhstan signed a protocol, by which authorized organizations of Russia and Kazakhstan obtain rights for development of the Khvalynskoye field and Tsentralnaya structure without any competitions or auctions. The authorized organizations on the Russian and Kazakh sides are, respectively, LUKOIL and KazMunaiGaz. A PSA for the Khvalynskoye field should be signed in 2007.

International Projects

Production of marketable gas in 2006 as part of international projects was 1.188 billion cubic meters, which is 1.7% less than in 2005. The share of natural gas was 85%. At the end of 2006 the Company had 72 gas production wells as part of foreign projects, of which 46 were in use.

The largest volume of marketable gas produced outside Russia was at the Karachaganak field in Kazakhstan (LUKOIL's share was 1.005 billion cubic meters), where output was 2.6% more





than in 2005. Preparations were completed in 2006 for construction of the Karachaganak – Uralsk pipeline, which will supply up to 500 million cubic meters of gas each year to consumers in West Kazakhstan Region. An agreement was also signed on increase of gas supplies to the Orenburg Gas-processing Plant, where a joint Russian-Kazakh gas enterprise is now operating. The Karachaganak consortium plans to carry out preparatory works in 2007 for expansion of production capacity at the field.

Work continued in 2006 on the Kandym – Khauzak – Shady project in Uzbekistan. Production drilling and construction of an initial gas treatment facility advanced rapidly at the Khauzak area, and there was also rapid progress with construction of gas collection points, a settlement for field personnel, an approach road and electricity transmission cables. The first commercial gas should be produced at the end of 2007 and forecast peak annual production is more than 10 billion cubic meters.

An important achievement in 2006 was launch of natural gas production by the Shakh Deniz project in Azerbaijan. The first well, drilled to 6,500 meters from a stationary platform at sea depth of 105 meters, was put into operation in December 2006. LUKOIL's share in the project is 10%. Peak production in the project should be over 20 billion cubic meters. Gas produced at Shakh Deniz will be supplied to the domestic market in Azerbaijan and also to Turkey and Georgia.

Oil Deliveries

Total oil deliveries by the Company in 2006 were 96.7 million tonnes, which is the same as in 2005. Higher export tariffs and growth of refining margin created a generally favourable market environment on the Russian market in 2006. LUKOIL maximized its profit by quickly redirecting crude volumes from less efficient exports to the internal market and to refining at the Company's own and third-party refineries inside Russia.

A total 1.82 million tonnes of crude oil were sold inside Russia in 2006, which is 171.3% more than in 2005. The Company also processed 42.79 million tonnes of crude (9.9% more than in 2005) at its own and third-party refineries inside the country. LUKOIL purchased 1.85 million tonnes of oil on the domestic market in 2006, compared with 1.47 million tonnes in 2005. Economic effect from seizing the opportunities offered by much improved efficiency of supplies to the domestic market exceeded $150 million in 2006.

LUKOIL continued to optimize oil supply routes in Russia during 2006. For example, economic effect due to optimization of pipeline supply routes from fields in Western Siberia was over $10 million.

Oil exports by LUKOIL subsidiaries from Russia (including oil acquired from other producers) decreased by 3.7% in 2006 compared with 2005, to 44.13 million tonnes. Exports to the far-abroad countries were 39.79 million tonnes, and exports to the near-abroad countries were 4.34 million tonnes. The Company carefully managed its export routes in 2006, giving preference to the most profitable. Main export routes were via the ports of Primorsk and Novorossiysk, which accounted for 46% of exports by the Company (31% in 2005). A further 21% of exports (19% in 2005) were to Germany and Poland through the Druzhba pipeline. Due to changes in the economic environment exports via the CPC system (Caspian Pipeline Consortium) were completely halted in 2006. LUKOIL made no crude exports in 2006 via the ports of Vysotsk, Butinge and Vitino or by rail to China.

The biggest share of exports in 2006 was through the Transneft transport system. Exports via Transneft were 41.48 million tonnes in 2006 (7.7% more than in 2005) and their shares in total export grew to 94.0% from 84.1% in 2005. Due to lower attractiveness of export deliveries LUKOIL did not use its own refinery infrastructure since more efficient routes were sufficient for all export volumes. For the same reason the volume of export bypassing the Transneft system decreased by 63.6% in 2006, to 2.66 million tonnes.

Work continued in 2006 to increase efficiency of pipeline exports. These efforts increased the relative contract price by up to 30 cents per barrel on some export routes, giving extra $20 million revenues.

The Company continued to develop its own export capacities, which help to reduce transport expenses and to make transport arrangements more flexible. The Company exported 2.2 million tonnes of oil through its own transport terminals in 2006.

Oil Exports, million tonnes


44.1
2006
45.8
2005
46.3
2004
43
44
45
46
47



The Company continued expansion of capacities at the Varandey terminal on the Barents Sea through construction of a unique ice-resistant module, suitable for year-round use. The module will have 12 million tonnes annual capacity and it is an essential asset in view of growing production levels in northern Timan-Pechora and lack of developed transport infrastructure in the region. The project includes construction of a stationary ice-resistant jetty, an underwater oil pipeline, an on-shore reservoir complex, and a maritime trans-shipping base near Murmansk. Ice-class tankers with deadweight up to 70,000 tonnes will operate a shuttle service, delivering oil to a floating oil reservoir in the ice-free waters near Murmansk, from where ocean-going tankers with deadweight up to 150,000 tonnes will transport the oil to Western Europe and the USA. Engineering and geological studies were completed in 2006 at the site of the jetty and along the route of the underwater pipeline, work on the underwater pipeline was begun and work continued on documentation for construction of the stationary ice-resistant jetty. Half a million tonnes of oil were shipped through the terminal in 2006. Enlargement of the terminal should be completed in 2008.

Deliveries of oil to LUKOIL's foreign refineries totalled 9.38 million tonnes in 2006, down by 6.0% from their level in 2005. The reduction in deliveries is due to temporary closure of the Odessa refinery for reconstruction. However, deliveries to the Petrotel and Burgas refineries grew by 9.3% in 2006 compared with 2005. As well as making deliveries to its own refineries, the Company delivered oil for processing at third-party refineries (Naftan and the Mozyr Refinery in Belarus and the Panchevo Refinery in Serbia). The volume of such deliveries in 2006 was 1.70 million tonnes of crude. In addition 41.02 million tonnes of oil were sold on the international market, of which 2.96 million tonnes in near-abroad countries and 38.06 million tonnes in far-abroad countries.





Strategy:

Production of high-quality, environmentally friendly petroleum products with high value-added

Increase of light-products yield

Control over production expenses

Optimizing logistics: reduction of transport expenses

Increasing efficiency of trade operations

Increasing retail sales of petroleum products and related products and services

Oil Refining

The Company refined 53.87 million tonnes of oil in 2006 (including processing at third-party refineries), which is 7.5% more than in 2005. LUKOIL's own facilities refined 48.88 million tonnes (3.4% more than in 2005). The Company's program for modernization and reconstruction of its refineries was continued in 2006, with capital expenditures of $696 million. Consolidation of the Group's refining assets was also continued in 2006 with investments in the segment of $2 million.

The intensive growth strategy for 2007–2016, which the Company presented in 2006, includes increase of oil refining capacities from 58 to 100 million tonnes. This will be achieved by modernization of existing refineries, as well as by acquisition and construction of new refineries in various parts of the world (Europe, America and Asia).

Net profit in the Refining & Marketing segment was $3,652 million, which is 19.4% more than in 2005. The impressive results were achieved through increase of refinery throughputs and retail sales, favourable macroeconomic climate and improvement of business efficiency in the segment.

The price environment on the petroleum product market was favourable in 2006. Wholesale prices in Russia for gasoline (excluding excises and VAT) were 22.9% higher than in 2005. The tax environment was also favourable in the refining segment: petroleum product excises in Russia were unchanged and significant growth of Russian export tariffs on crude oil led to refining margins in Russia being almost twice higher than in 2005. LUKOIL drew maximum benefit from this situation, redirecting part of its crude export volumes to load capacities at its own and third-party refineries inside Russia.

The price environment outside Russia was also favourable. For example, growth of gasoline prices in Europe was 17.9% from their average level in 2005. Refining margins in Europe were more than 50% higher than their average level in the previous five years.

Russian Refineries

Refinery throughputs at the Group's own refineries in Russia increased by 5.9%, to 39.50 million tonnes, and capacity load was 94.7%, which is the highest level in the Company's history. The Company also obtained refining quotas at refineries in Ufa in order to maximize additional profit from the favourable environment: LUKOIL delivered 3.29 million tonnes of oil for refining at facilities in Ufa, which is twice more than in 2005.

The Company reached an important milestone in its refinery modernization program when it launched production of gasoline that meets Euro-3 standards thanks to commissioning of a gasoline isomerization unit at the Nizhny Novgorod Refinery. The share of high-octane gasolines in total gasoline output at the Company's Russian refineries (not including mini-refineries) rose to 76.6% in 2006 from 69.0% in 2005. Refining depth was 76.2% and light-product yield was 50.2%.

LUKOIL's Russian refineries took steps in 2006 to reduce operating expenses and raise production and business efficiency. Irretrievable losses during the refining process were reduced from 0.74% to 0.70% and the average workforce at Russian refineries declined by 8.1% compared with 2005. Savings from cost reduction measures were more than $35 million.

Capital expenditures on modernization of the Company's Russian refineries were $533 million in 2006 and investments were $2 million.

Installation of a catalytic reforming unit with one million tonnes annual capacity was completed at **the Volgograd Refinery** in 2006. Launch of the new unit reduces output of straight-run gasoline and increases output of gasoline with a higher octane number. The share of high-octane gasolines should rise from 60% to 83% of total gasoline production at

Refining Margin in Russia (for average refinery in European Russia without catalytic cracking), $/barrel


15
10
5
0
-5
-10
2006
2005
2004
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Oil Refining by LUKOIL, million tonnes


39.5
9.4
5.0
53.9
2006
2.8
37.3
10.0
50.1
2005
1.3
35.5
8.1
44.9
2004
0
10
20
30
40
50
60
At third-party refineries
At the Company's foreign refineries
At the Company's refineries in Russia

LUKOIL Group Refineries



Odessa Refinery (Ukraine)
3.2
2.8
-
Nizhny Novgorod Refinery
3.6
17.0
14.26
Ukhta Refinery
2.5
3.7
3.56
Perm Refinery
8.0
12.0
11.86
Petrotel-LUKOIL (Romania)
9.9
2.4
2.32
Mini-refineries in Uray and Kogalym
0.4
0.2
LUKOIL Neftokhim Burgas (Bulgaria)
8.3
8.8
7.06
Volgograd Refinery
5.0
11.0
9.62
Total, foreign refineries
14.0
9.38
Total, Russian refineries
44.1
39.50
Total
58.1
48.88
Nelson Index
Capacity, mln tonnes per year
Refining in 2006, mln tonnes

the Refinery. Economic effect from the new unit is estimated at $115 million.

Preparations for commissioning of an isomerization unit at the Refinery with annual capacity of 385,000 tonnes continued in 2006. The unit should be ready by the end of 2007. The new unit will allow the Refinery to start production of gasoline meeting Euro-3 standards.

Measures were designed and implemented at **the Perm Refinery** to raise efficiency and reduce energy expenses. Economic effect is estimated at $13 million.

A program for reconstruction and renewal of fixed assets and technologies at the Perm Refinery has been prepared, involving large-scale, systematic development of oil refining and secondary capacities in the period up to 2016, and adhering closely to strategic goals of LUKOIL Group. Main tasks of the program are increase of refining depth and attainment of product quality matching Euro-3 standards by 2009 and Euro-4 by 2012.

Construction of the second stage of a rail loading facility for oil and petroleum products was completed at **the Ukhta Refinery**. The facility has 4 million tonnes annual capacity.

Re-equipment of the catalytic reforming unit was also completed at Ukhta, increasing its annual capacity from 300,000 to 380,000 tonnes and lowering gasoline production costs. Economic effect from overhaul of the unit is in excess of $16 million.

Large-scale reconstruction and modernization of **the Nizhny Novgorod Refinery**, begun in 2005, was continued in 2006. A gasoline isomerization unit with 440,000 tonnes annual feed capacity was commissioned. The unit produces

Share of High-octane Gasoline in Total Gasoline Production, %[1]



84.5
2006
79.5
2005
72.2
2004
0
20
40
60
80
100

[1] Excluding mini-refineries.

Share of Diesel Fuel with Sulphur Content below 0.05% in Total Diesel Production, %[1]



67.8
2006
61.8
2005
42.0
2004
0
20
40
60
80



isomerizate, which is the high-octane component in gasoline. Its use enables production of gasoline with aromatic content no higher than 42% and benzene content below 1% (meeting Euro-3 standards). Euro-3 gasoline will now account for 50% of total gasoline production at the Nizhny Novgorod Refinery. Economic effect of the isomerization unit is estimated at $75 million.

Modernization of Distillation Unit-6 was completed, increasing its annual capacity to 9 million tonnes. A pneumatic control system on the unit was replaced with an electronic distribution control system. Economic effect is estimated at $100 million.

The hydrotreatment unit at Nizhny Novgorod was also rebuilt, reducing sulphur content in diesel fuel to below 50 ppm (meeting the Euro-4 standard) and making it possible to start production of diesel fuel with sulphur content below 10 ppm (the Euro-5 standard).

International Refineries

LUKOIL refined 11.08 million tonnes of oil outside Russia in 2006 (including processing at third-party refineries), which is 1.0% less than in 2005. Refinery throughputs at the Company's own foreign refineries were 9.38 million tonnes of crude, which is 6.0% less than in 2005. The reduction was due to closure of the Odessa Refinery for reconstruction in July 2005. Not taking account of the Odessa Refinery the Company would show growth of 9.3% in throughputs at its own foreign facilities. Average capacity load in 2006 at the Petrotel Refinery (Romania) and Burgas Refinery (Bulgaria) was 84.1%.

Average refining depth at LUKOIL's foreign refineries increased to 80.4% in 2006 from 77.5% in 2005. Light product yield rose to 66.1% from 60.9%, and irretrievable losses declined from 1.07% in 2005 to 0.99% in 2006, saving about $3.5 million. The share of high-octane gasoline in total gasoline production rose from 98.6% in 2005 to 100.0% in 2006. This was due to temporary closure of the Odessa Refinery, indicators of which were inferior to those of the Company's other foreign refineries.

Capital expenditure on modernization of LUKOIL's foreign refineries totalled $163 million in 2006.

Most of the work needed for installation of a *n*-butane isomerization unit at **the Burgas Refinery** in Bulgaria was carried out in 2006 and the unit should be commissioned in 2007. It will produce more feedstock for the Refinery's sulphuric acid alkylation unit, enabling greater production of alkylate, the high-octane gasoline component.

Measures were taken to reduce emissions of sulphur compounds, benefiting the environment around the Refinery.

A unit for production of MTBE/TAME high-octane additives[1] was installed at **the Petrotel-LUKOIL Refinery** in Romania. The unit significantly reduces spending on purchases of high-octane additives for gasoline production. Economic effect from commissioning of the unit is estimated at $40 million.

Refinery development plans include a number of projects for improving efficiency of industrial processes. Since Romania has become a member of the EU, the refinery needs to produce biofuels, so the MTBE units will be modified to enable production of ETBE[1].

[1] MTBE (methyl tert-butyl ether), TAME (tert-amyl methyl ether) and ETBE (ethyl tert-butyl ether) are oxygen-rich high-octane additives to gasoline. They are used worldwide as substitutes for tetraethyl lead and for reducing the amount of unsaturated and aromatic hydrocarbons in gasoline (all of these are harmful to the environment). Their use also ensures more complete combustion of motor fuel. ETBE is the most environmentally friendly additive. It is produced from ethyl spirit, obtained by fermentation of natural cane sugars and other plants, and is used for production of biofuels.

Work on reconstruction of **the Odessa Refinery** (Ukraine) continued in 2006. The Refinery has been closed since August 2005 for the duration of the work, which is due for completion at the end of 2007. The Refinery will then be reopened. The reconstruction includes installation of a visbreaker, overhaul of the atmospheric and vacuum distillation unit and of the hydrotreatment unit. The visbreaker will reduce the share of fuel oil in overall production from 44% to 17% and increase the share of vacuum gasoil from 5% to 29% (previously a large share of the Refinery's vacuum gasoil output was mixed with bitumen to make fuel oil; bitumen is a feedstock for the new visbreaking unit). As a result of these improvements annual crude refining capacity at Odessa will be 2.8 million tonnes, refining depth will increase from 56% to 78%, the share of high-octane products in total gasoline output will increase from 82% to 97%, and the Refinery's Nelson index will rise from 3.2 to 4.7.

Production of Oils and Lubricants

Production and sales of oils and lubricants is an important part of LUKOIL's business. They are produced at the Group's Russian refineries in Perm, Volgograd and Nizhny Novgorod, and LUKOIL accounts for over 40% of total Russian production of lubricants. The Company also mixes lubricants from ready-made components (both produced by the Company and bought from third parties) at plants of Beloil in Russia, Petrotel in Romania and Teboil in Finland. LUKOIL produces more than 85 lubricant types to international standards. They include base oils (used as inputs for production of ready-to-use oils, lubricants, and additives), industrial oils for use in factory equipment, as well as motor and transmission oils for all types of transport.

Production of oils and lubricants at the Company's refineries totalled 1.17 million tonnes in 2006, which is 5.3% more than in 2005. Mixing and packaging of oils (including those produced at Group refineries) at other Company plants totalled about 90,000 tonnes. LUKOIL began production of base oils with improved quality in 2006, developed a range of new oils, standardized the ingredients of oils produced at all the Company's Russian refineries, and reduced use of additives supplied by other companies. LUKOIL launched production of 78 reformulated and completely new oils and lubricants during 2006.

LUKOIL set up a 50/50 joint venture in 2006 with the Naftan Refinery in Belarus for production of additives. LUKOIL contributed $11.46 million in cash to share capital, while Naftan paid its share with production assets (buildings, constructions, equipment, reservoirs, etc.). The purpose of the venture is to produce and sell modern economically efficient additives for oils produced under the LUKOIL brand and to carry out relevant R&D work. Launch of work by the joint venture in the third quarter of 2006 reduced dependence of LUKOIL Group on additive supplies from other companies. The venture should provide up to 80% of additive needs of LUKOIL Group in the medium term.

Consistent improvement in quality of Company oils has led to them being more widely used. For example, the automotive plants VAZ, KAMAZ and MAZ have started to use LUKOIL oils in their newly assembled vehicles. And growth in demand for packaged oils led to 15% increase in their production compared with 2005, to 206,000 tonnes (sales of LUKOIL packaged oils rose by 2.5 times in Belarus and by 65% in Ukraine during 2006).

The Company has created a system for managing customer relations in its oil and lubricant business. LUKOIL is one of the first sector companies to offer complete back-up and tracking

LUKOIL motor oils match international requirements of the Society of Automotive Engineers (SAE), the American Petroleum Institute (API), the European Automobile Manufacturers Association (ACEA) and the Russian Association of Automobile Engineers (AAE). Company oils are produced using the latest technologies and contain efficient additives supplied by Shell Additives, Exxon, Lubrizol and Ethyl.

High performance qualities of LUKOIL lubricants are acknowledged by major automotive manufacturers in Russia and abroad. Company lubricants have passed tests at western certification centers on engines made by DaimlerChrysler, BMW, Volkswagen, MAN and Porsche, and have been approved for use in these engines.

LUKOIL Production of Oils and Lubricants



Nizhny Novgorod Refinery
254
Perm Refinery
431
Beloil
Tyumen Region
19
Full cycle lubricant production
Production in 2006, th. tonnes
Teboil
Hamina, Finland
30
Mixing of lubricants
Production in 2006, th. tonnes
Volgograd Refinery
489
Petrotel-LUKOIL
Ploesti, Romania
42

of the process of lubricant sales, from receipt of the customer request to delivery of the product and disposal of used lubricants. This support enables LUKOIL to sell over 80% of its oil and lubricant production direct to the end-user.

Lubricants produced at LUKOIL refineries are sold in more than 20 countries worldwide, and the Company plans to significantly extend its network for sales of packaged oils in the near-abroad countries, the Baltic states and South-East Asia. New markets for LUKOIL lubricants in 2006 included China, Vietnam, Mongolia, Turkey, Armenia, and Pridnestroviye.

In June 2005 LUKOIL launched motor oils under the Teboil brand on the Russian market, adding to the range of Group products represented in Russia. LUKOIL thus acquired presence in a new, more expensive market segment and broadened the product choice, which it offers to consumers. Unique ingredients and preparation techniques in manufacture of Teboil lubricants make them ideally suited for winter conditions, ensuring high demand from Russian motorists. Supplies of Teboil lubricants to the Russian market were 8,500 tonnes in 2006.

Oils and Lubricants Production at Company Refineries, thousand tonnes



1,174
2006
1,115
2005
1,199
2004
0
300
600
900
1,200
1,500

Production of Packaged Oils, thousand tonnes



206
2006
180
2005
142
2004
0
60
120
180
240

Gas Processing

The Company's gas-processing plants process associated gas produced in Russia, turn it into marketable gas (fed into the Gazprom gas pipeline system) and into liquid hydrocarbons.

LUKOIL gas-processing plants processed 2.647 billion cubic meters of gas feedstock and 628,000 tonnes of natural gas liquids in 2006. Gas processing increased by 11% from 2005 and processing of natural gas liquids was 31% higher. The plants produced 2.038 billion cubic meters of stripped gas. They also produced 705,000 tonnes of LPG, which is 23% more than in 2005, and 631,000 tonnes of liquid hydrocarbons (stable gas naphta, isopentane, hexane-heptane fractions and natural gas liquids), which is 22% more than in 2005.

Reconstruction work was carried out at the Permneftegazpererabotka in 2006, increasing annual capacity for refining of natural gas liquids to 700,000 tonnes. LUKOIL also completed reconstruction of the Lokosovsky Plant, increasing its annual capacity from 1.0 to 1.9 billion cubic meters of associated gas. The new capacities will be loaded through reduction in sales of associated gas to SIBUR Holding. The work included connection of the plant to the Urengoi – Surgut – Chelyabinsk trunk gas pipeline, helping to diversify sales of dry stripped gas. This is particularly important in the summer period, when need for gas at Surgut Power Station declines. LUKOIL has thus created a complete system for processing of associated gas, produced at fields in Western Siberia.

Gas-processing Plants of LUKOIL Group



Usinsk Gas-processing Plant
Usinsk (Komi)
700
265
Lokosovsky Gas-processing Plant
Langepas (Western Siberia)
1,900
1,399
Total
3,555
2,647
861
628
Capacity, mcm per year
Processing in 2006, mcm
Capacity, th. tonnes per year
Processing in 2006, th. tonnes
Gas processing
Processing of liquid hydrocarbons
Permneftegazpererabotka
Perm
505
542
700
583
Korobkovsky Gas-processing Plant
Kotovo (Volgograd Region)
450
441
161
45

Petrochemicals

LUKOIL's petrochemical business is the biggest in Russia and Eastern Europe. Company plants in Russia, Ukraine and Bulgaria make pyrolysis products, organic synthesis products, fuel fractions and polymer materials. LUKOIL meets a major share of Russian domestic demand for various chemicals as well as exporting chemicals to more than 50 countries.

LUKOIL has been steadily increasing production of chemicals with high value-added (polymers, monomers and organic synthesis products) over the last five years, in line with the Company's strategy for development of its petrochemical business. At the same time production of chemicals with low value-added (pyrolysis products and fuel fractions) has been reduced. Output of polymers, monomers, and organic synthesis products grew by 11% from 2002 to 2006, while output of pyrolysis products and fuel fractions declined by 11%.

LUKOIL petrochemical plants produced 2.038 million tonnes of marketable chemicals in 2006, including 798,000 tonnes of polymers and monomers, 648,000 tonnes of organic synthesis products, and 584,000 tonnes of pyrolysis products and fuel fractions. Output included 447,300 tonnes of polyethylene (4.8% less than in 2005), 232,500 tonnes of propylene (2.7% less than in 2005) and 70,200 tonnes of polypropylene (3.3% more than in 2005). Overall reduction of petrochemical production volumes in 2006 was due to scheduled repair and upgrading work at the Company's petrochemical plants.

Price environment on petrochemical markets was favourable in 2006. Polyethylene prices increased by 17% in Russia and by 22% in Europe, and sale prices for polypropylene in Russia and Europe rose by 16% and 13% respectively. The market price for benzene rose by 21% in Russia and 12% in Europe. Net profit in the petrochemical sector was $96 million.

LUKOIL pursued its strategy for development of petrochemical business in 2006 with a number of measures for modernization of existing production and creation of new facilities. Capital expenditures in the petrochemical sector were $172 million.

LUKOIL continued work in 2006 to set up polypropylene production at **the Stavrolen Plant**. A polypropylene unit with 120,000 tonnes annual capacity was commissioned in the first quarter of 2007. It is the first such unit among the Company's petrochemical assets. Propylene feedstock is produced in the Stavrolen complex and supplied to the unit through a pipeline. The Unipol process, which the unit uses, was designed by the US company, DOW Chemicals, and has fewer environmental risks than other production methods, since sources of harmful atmospheric emissions are avoided. The technology enables production of shockproof and frost-resistant polypropylene as well as various modifications for use in medicine and agriculture. General-purpose polypropylene from Stavrolen will be supplied to Russian factories for production of fibres

LUKOIL Group Petrochemical Plants

Petrochemical Plants

Saratovorgsintez

Saratov (Russia)
Acrylonitrile and other organic synthesis products

Stavrolen

Budennovsk (Stavropol Region, Russia)
Polyethylene and other products

Karpatneftekhim

Kalush (Ukraine)
Polyethylene, vinyl chloride and other products

Refineries with petrochemical units

LUKOIL Neftokhim Burgas

Burgas (Bulgaria)
Polymers and organic synthesis products



Production of Petrochemicals, thousand tonnes


2,038
2006
2,179
2005
2,242
2004
0
500
1,000
1,500
2,000
2,500

and threads, pipes, technical items, and consumer goods. Capacity of the new unit is sufficient to meet all Russian demand for modern polypropylene grades.

Saratovorgsintez carried out installation of a unit capable of producing 15,000 tonnes of sodium cyanide per year. Commissioning is scheduled for the second quarter of 2007. The production process is based on DuPont technology which is highly reliable and safe. Sodium cyanide is used in gold mining for separation of the metal from ore rock. Until now needs of the Russian gold mining industry, estimated at 20,000 tonnes per year, have been mostly met by import supplies. In 2006 Saratovorgsintez also carried out reconstruction of a phenol-acetone production column in order to improve quality and efficiency of phenol production.

Karpatneftekhim plans to install chlorine and caustic soda production using membrane technology in 2007, enabling annual production of up to 200,000 tonnes of caustic soda. Karpatneftekhim also intends to build a suspended polyvinyl chloride facility with 300,000 tonnes annual capacity. Integration of the new facility with production of vinylchloride monomer will significantly increase overall production efficiency.

A key project for implementation in the next few years is construction of the Caspian Gas-chemical Complex, which will process natural gas and gas condensate, produced by LUKOIL in the Caspian region. The purpose of the project is to increase value-added by deeper processing of gas feedstock and to ensure efficient chemical processing of ethane, natural gas liquids and condensate. The Caspian Complex will refine natural gas and its components to produce basic organic synthesis products, polyethylene, polypropylene and other petrochemicals. Work on a feasibility study for the complex proceeded in 2006 and should be completed in the second quarter of 2007.

Petroleum Product Marketing

Wholesale Trading in Petroleum Products

Wholesale trading in petroleum products is carried out in Russia by the Group's refineries and eight petroleum product organizations, which work in 60 regions countrywide. Volume of petroleum product wholesale inside Russia in 2006 was 15.16 million tonnes, which is 7.7% less than in 2005.

In 2006 LUKOIL exported 20.5 million tonnes of petroleum products from Russia to near- and far-abroad countries (23.5% more than in 2005), of which 37.4% was diesel fuel, 28.6% was fuel oil, 19.3% was vacuum gasoil, 5.0% was straight-run gasoline, 3.3% was oils and lubricants and 6.4% consisted of other products.

Most petroleum products (82.9% in 2006) are delivered to export by railway. LUKOIL optimized its system for rail delivery of petroleum products in 2006. Measures and achievements include use of the Company's own tank cars and tank cars of other private companies, lowering transport tariff rates, and obtaining discounts on main export routes. Economic effect from these steps was more than $30 million. Petroleum products are also exported by river/sea and pipeline.

LUKOIL continued to develop its own export terminals in 2006, enabling significant reduction of transport expenses and making export schemes more flexible. The third stage of a terminal at Vysotsk in north-west Russia was completed. The terminal has been used exclusively for export of petroleum products since 2005, making deliveries to Western Europe, the USA and South-East Asia. Transshipment of petroleum products at the terminal in 2006 was 9.2 million tonnes. An agreement was signed with Russian Railways in April 2007 for increase of annual capacity on the line to Vysotsk to 12 million tonnes. The terminal project capacity is nearly 15 million tonnes. The Vysotsk terminal saved the Company about $300 million in 2006 alone due to avoidance of more expensive export routes through ports in the Baltic republics.

Structure of Petroleum Product Exports, %


37.4
19.3
28.6
5.0
9.7
2006
39.2
19.2
29.2
4.0
8.4
2005
40.1
14.2
28.0
4.7
13.0
2004
0
20
40
60
80
100
Diesel
Vacuum gasoil
Fuel oil
Straight-run gasoline
Other

Structure of Petroleum Product Sales in 2006 (wholesale and retail)


Russia 41.0%
Turkey 2.0%
Near-abroad countries 8.7%
Baltics 3.9%
USA 22.0%
Europe 22.4%

LUKOIL is working hard to develop its international trade in petroleum products, increasing the scale and geographical diversification of this business. The Company trades its own products and products of third parties. LUKOIL Group has trading offices in 15 countries, and the Company's foreign refineries and marketing subsidiaries also carry out wholesale operations. A key objective in this business is to increase direct deliveries of petroleum products to end-users, without use of trade intermediaries. Volume of petroleum product wholesale sales on the international market in 2006 was 57.56 million tonnes, which is 16.2% more than in 2005.

In 2006 LUKOIL made deliveries of petroleum products (including arbitrage arrangements) to Europe, the USA and the Asia-Pacific region, as well as increasing its sales in new regions – Africa, Latin America and the Middle East. The Company also carried out blending of petroleum products on its main markets in order to achieve the closest possible match with customer needs and quality requirements.

Retail Sales of Petroleum Products

The Company's marketing network encompasses 19 countries, including Russia, near-abroad and European countries (Azerbaijan, Belarus, Georgia, Moldova, Ukraine, Bulgaria, Hungary, Finland, Estonia, Latvia, Lithuania, Poland, Serbia, Romania, Macedonia, Cyprus and Turkey), and the United States. The network consists of 200 tank farm facilities, with total reservoir capacity of 3.12 million cubic meters, and 5,793 filling stations (including franchises).

Average Daily Sales of Petroleum Products per Filling Station, tonnes per day


7.2
2006
7.0
2005
6.3
2004
5.7
6.2
6.7
7.2

Retail sales continued to grow in 2006. The Company sold 11.17 million tonnes of fuel through its own filling stations, which is 4.7% more than in 2005. The growth was mainly due to increased sales per station, supported by the good macro-economic environment and optimization of the filling station network.

Efforts at optimization, which continued in 2006, were focused on withdrawal of stations and tank farms with low efficiency levels. In Russia the Group sold 41 relatively inefficient filling stations and closed 11. In the USA 122 low-efficiency filling stations were removed from the Group. In Europe the Group reduced the number of stations with daily sales below one tonne, while the number of stations with daily sales over five tonnes rose by 24%.

The Company also continued to build and acquire new, highly efficient filling stations and to upgrade existing ones. A total of 155 new stations were built, 148 were upgraded, and 114 were acquired. Capital expenditures and investments in the retail sector in 2006 were $553 million. Average daily sales per station (owned and leased) increased to 7.2 tonnes as a result.

Volume of retail sales will continue to grow in the medium term thanks to further optimization and development of the station network and to major new acquisitions.

In 2006 LUKOIL acquired 41.81% of shares in Udmurtnefte-produkt, which owns over 100 filling stations and nine tank

Retail Network of LUKOIL Group


Total
5,793
USA*
1,843
Baltics
196
Russia
1,658
Europe
1,654*
CIS
442

* Including Petrol-Bulgaria.

farms in Udmurtia. The deal price was $25 million. LUKOIL thus entered a new and promising market estimated at 350,000 tonnes of light petroleum products per year.

At the end of 2006 LUKOIL signed an agreement to acquire the European retail business of ConocoPhillips, consisting of 376 filling stations in six European countries. The acquired assets include 156 stations in Belgium, 49 in Finland, 44 in the Czech Republic, 30 in Hungary, 83 in Poland and 14 in Slovakia. The acquired stations are leaders by efficiency on their markets. The stations currently operate under the Jet brand, but will be transferred to the LUKOIL brand in the space of a year in Finland and two years in other countries. The deal should be finalized in the second quarter of 2007, including anti-trust approval from the EU Commission.

Russia

The Company's retail network in Russia consists of 1,658 filling stations (including franchises) and 125 tank farm facilities with 1.71 million cubic meters of reservoir capacity. The filling stations and tank farms are operated by eight petroleum product organizations in 60 Russian administrative regions.

The Company sold 4.00 million tonnes of petroleum products through filling stations on the domestic market in 2006, which is 12.6% more than in 2005. Capital expenditures and investments in the Russian retail sector were $234 million, including construction of 42 new filling stations, upgrading of 73 stations and acquisition of 45. The Company also carried out reconstruction and modernization of its tank farm assets.

LUKOIL withdrew (sold, closed or mothballed) 24 tank farm facilities and 52 filling stations with low efficiency in 2006 as part of its program for optimization of the retail network. Average daily sales per filling station in Russia grew by almost 7% as a result and reached 8.1 tonnes.

The Company's Russian retail business took an important step forward in 2006 when sales began of LUKOIL's own gasoline under the EKTO brand (the name is an acronym from the Russian words for 'ecological fuel'). EKTO fuels fully meet Euro-3 standards and exceed Russian legislative requirements. Performance qualities of EKTO fuels are enhanced by addition at tank farms of a multifunctional combination of additives, which help to keep engines clean, prevent corrosion, etc. Our new gasolines have found strong demand from consumers. Monthly volumes of EKTO sales grew by nearly 20 times from April to December 2006, when they reached 30,300 tonnes. By the end of 2006 EKTO gasolines were sold in Russia's Central, Volga and North-West federal districts. The Company has also been selling diesel fuel under the EKTO brand since November 2006.

The Company's efforts in ecology, product quality and service have earned special recognition from the Moscow City

Environmental Features of EKTO Gasoline and Legislative Requirements (Euro-3, City of Moscow, Russian Federation)

Indicators	EKTO	EN 228:1999 Euro-3	City of Moscow	Russian Federation GOST R 51105-97
Maximum sulphur content, ppm	150	150	150	500
Maximum aromatics content, %	42	42	42	Not regulated
Benzene content, %	1.0	1.0	3.0	5.0
Olefin content, %	18	18	Not regulated	Not regulated

Government, which awarded the Company an 'Ecology Stamp' in 2006, in accordance with a City Government resolution on introduction of motor fuel, fuel additives and oils with improved environmental features. The Ecology Stamp is further proof that LUKOIL's fuels and filling station equipment meet the highest environmental standards.

LUKOIL continued to increase the number of filling stations using the LICard fuel card system in 2006. The LICard network increased by 10.8%, to 2,179 stations by the end of the year. The number of cards in circulation doubled to 1.17 million. A total of 1.55 million tonnes of petroleum products were sold using the cards, which is 45% more than in 2005.

LUKOIL approved a program in 2006 for development of non-fuel retail sales at the Company's Russian filling stations in the period up to 2014. The program calls for increase in turnover of non-fuel goods and services by almost five times by 2014, and increase of their share in operating profit of filling stations to about 20%. In order to achieve these objectives, LUKOIL plans to introduce new efficient filling-station formats in cities, on highways and in the countryside, as well as developing the range of goods available in filling-station shops and cafeterias and optimizing additional services offered at Company stations. Sales of non-fuel goods at the Group's Russian filling stations grew by nearly 25% in 2006, to about $90 million. Development of non-fuel business is important for positioning LUKOIL as a customer-oriented company with European standards of service.

International

The Company's network in Europe, near-abroad countries and the USA consists of 4,135 filling stations (including franchises) and 75 tank farm facilities with reservoir capacity of 1.41 million cubic meters. LUKOIL built 113 filling stations outside Russia, acquired 69 and upgraded 75 during 2006. Capital expenditures in the international retail sector in 2006 were $319 million.


ЛУКОЙЛ
КОНТРОЛЬ
КАЧЕСТВА
НЕФТЕПРОДУКТОВ

Retail petroleum product sales on international markets were 7.17 million tonnes in 2006, which is 0.8% more than in 2005. Optimization of the filling station network helped to increase average daily sales per station in Europe and near-abroad countries by 12%, to 5.5 tonnes. Average daily sales at US stations in 2006 were 8.1 tonnes.

LUKOIL opened its first filling station in Macedonia in 2006. Average daily sales at the station were more than 16 tonnes. The Company plans to open 40 stations in Macedonia over the next four years, supplying them with petroleum products from LUKOIL refineries in Bulgaria and Romania.

LUKOIL Group and the Slovenian company Petrol reached a framework agreement in 2006 on creation of a joint venture for sale of petroleum products in Balkan countries. Petrol will take 51% of the new venture and LUKOIL will have 49%. Petrol's contribution to capital will consist of four companies with filling stations in Slovenia, Croatia, Bosnia and Serbia. LUKOIL will contribute shares of its subsidiaries, LUKOIL-Beopetrol (Serbia) and LUKOIL-Macedonia.

Commodity Balance of LUKOIL Subsidiaries (2006)


RUSSIA
OIL PRODUCTION 87.9 mln tonnes
OIL PURCHASES 1.9 mln tonnes
TOTAL OIL 89.8 mln tonnes
PETROLEUM PRODUCT PURCHASES 0.9 mln tonnes
REFINING AT THIRD-PARTY REFINERIES 3.3 mln tonnes
REFINING AT OWN REFINERIES* 39.3 mln tonnes
OIL SALES 1.8 mln tonnes
OIL EXPORTS 44.1 mln tonnes
INTERNATIONAL
OIL PURCHASES 5.1 mln tonnes
OIL PRODUCTION 3.6 mln tonnes
TOTAL OIL 52.8 mln tonnes
PETROLEUM PRODUCT PURCHASES 36.0 mln tonnes
REFINING AT THIRD-PARTY REFINERIES 1.7 mln tonnes
REFINING AT OWN REFINERIES** 9.4 mln tonnes
OIL SALES 41.0 mln tonnes

"Total oil" includes LUKOIL's own consumption and transportation losses. Other figures include refining, transportation and storage losses as well as changes in stocks.

* Excluding refining at mini-refineries.

** Excluding fuel oil processed at Burgas Refinery.

*** Including petrochemical products produced at Burgas Refinery.


SALES OF PETRO-CHEMICAL PRODUCTS 0.6 mln tonnes
TOTAL PETROLEUM PRODUCTS 41.4 mln tonnes
PROCESSING AT PETROCHEMICAL PLANTS 1.0 mln tonnes
TOTAL PETRO-CHEMICAL PRODUCTS 1.0 mln tonnes
WHOLESALE SALES OF PETROLEUM PRODUCTS 15.2 mln tonnes
RETAIL SALES OF PETROLEUM PRODUCTS 4.0 mln tonnes
PETROLEUM PRODUCT EXPORTS 20.5 mln tonnes
EXPORTS OF PETRO-CHEMICAL PRODUCTS 0.3 mln tonnes
TOTAL PETROLEUM PRODUCTS*** 66.8 mln tonnes
PROCESSING AT PETROCHEMICAL PLANTS 1.1 mln tonnes
TOTAL PETRO-CHEMICAL PRODUCTS 1.4 mln tonnes
WHOLESALE SALES OF PETROLEUM PRODUCTS 57.6 mln tonnes
SALES OF PETRO-CHEMICAL PRODUCTS 1.4 mln tonnes
RETAIL SALES OF PETROLEUM PRODUCTS 7.2 mln tonnes





Commitment to innovative technologies is one of LUKOIL's competitive advantages. We improve existing technologies and design new and promising solutions, ensuring that technology contributes everything it can to every segment of our business, supporting steady growth of the business and raising its efficiency.

LUKOIL is a leader among Russian and international companies by rate of commercial use of intellectual property (over 40%).

LUKOIL uses innovative technologies to achieve major breakthroughs in protection of the environment and sustainable use of natural resources.

R&D financing by the Company in 2006 was about $20 million, of which 92% was spent on the Exploration & Production segment, 4% on Refining & Marketing and 4% on other objectives (protecting the environment, industrial safety, finance and investment). Economic effect from R&D spending in 2006 is estimated at $35 million.

Exploration & Production Technologies

Most R&D spending in the E&P segment was on development of geological and geophysical study techniques, improvement of reserve assessment methods (including work on methods to assess hydrocarbon reserves in reservoirs with complex structure), as well as design and improvement of methods for increasing oil recovery and optimizing the technology used for development of new license areas and hydrocarbon strata. Special attention was given to technologies for ensuring environmental safety during field development, particularly development of offshore fields.

One of the most important results of our R&D activity is efficient application of oil production intensification and enhanced oil recovery (EOR) technologies. EOR offers significant increase of recoverable reserves and oil production levels. In particular, it allows commercial development of high-viscosity oil reserves, reserves in almost impenetrable collectors and hard-to-recover reserves at late stages of field development. In recent years the share of oil produced at LUKOIL fields using various EOR techniques has been over 20% of total oil production.

The Company carried out 5,274 EOR operations in 2006 (4.4% more than in 2005), using physical, chemical, hydrodynamic and heat techniques. Additional production in 2006 thanks to EOR totalled 24.2 million tonnes, which is 9.5% more than in 2005. Additional production using EOR was more than 25% of total oil production by LUKOIL Group in 2006.

Most of the additional production (14.7 million tonnes, or 60.7%) was obtained using physical methods, particularly hydrofracturing. LUKOIL improved its hydrofracturing technology at fields in Western Siberia using deep-penetration hydrofracturing of strata (one such operation was carried out in October 2006 with 150 tonnes of proppant), selective hydrofracturing with use of water shut-off compositions at varied rates of injection, as well as hydrofracturing in horizontal wells and sidetracks with horizontal bottoms. First results suggest that increase of daily production is 2–2.7 times greater than can be achieved using standard technology.

The Company obtained positive results from use of acid hydrofracturing and hydrofracturing with injection of proppant in quantities over 30 tonnes at fields in the Urals region, where average growth of daily flow rates due to such operations was 15 and 17 tonnes respectively.

Other forms of EOR (hydrodynamic, heat, chemical methods and oil production intensification) gave 9.5 million tonnes of production. Analysis of results showed high efficiency of chemical methods in preventing growth of water cut at wells. The Company therefore increased chemical EOR operations by almost two times (from 276 to 494). Further increase of chemical EOR to 1,000 operations is scheduled for 2007.

Drilling of sidetracks at existing wells has also proved a highly efficient form of EOR and the Company increased drilling of sidetracks in 2006. A total of 146 sidetracks were brought into operation in 2006, compared with 102 in 2005, and gave average daily production increase of 25.9 tonnes. Total additional production due to sidetracks was 494,000 tonnes in 2006, which is 15.7% more than in 2005.

The Company carried out radial drilling (drilling of small-diameter sidetracks) on an experimental basis in the Urals region. Drilling of radial channels was found to be an inexpensive way of increasing production and reaching hard-to-recover reserves. Results showed the technology to be

EOR Techniques, used by LUKOIL in 2006


Intensification of oil production 30%
Hydrofracturing 19%
Heat techniques 2%
Drilling of sidetracks 3%
Other physical techniques 3%
Chemical techniques 9%
Hydrodynamic techniques 34%

Shares of Various Techniques in Overall EOR Production in 2006


Hydrofracturing 51%
Other physical techniques 2%
Chemical techniques 3%
Heat techniques 4%
Drilling of sidetracks 8%
Intensification of oil production 13%
Hydrodynamic techniques 19%

Hydrofracturing, wells


1,002
2006
850
2005
583
2004
0
500
1,000
1,500

Average Flow Rate of New Horizontal Wells, tonnes per day


110.4
2006
125.4
2005
79.6
2004
0
50
100
150

Average Increase in Flow Rate from Sidetracks, tonnes per day


25.9
2006
25.0
2005
21.9
2004
18
20
22
24
26
28

Effect from EOR in Russia (2006)


569
17.7%
Volga
1,836
16.8%
Urals
2,413
17.7%
Timan-Pechora
19,157
32.1%
Western Siberia
215
10.4%
Other
24,189
27.0%
LUKOIL Group in Russia
EOR production, th. tonnes
Share of EOR production in total production, %

particularly well suited for carbonate collectors: growth of daily production was between 6 and 25 tonnes. LUKOIL plans to proceed from experimental to industrial use of radial drilling in 2007.

Horizontal drilling also improves efficiency of production, offering productivity increases of 1.5–2 times per well. Production per horizontal well in 2006 was 110.4 tonnes and best results were achieved at the Kravtsovskoye field on the Baltic Sea shelf, where daily flows were as high as 196.7 tonnes.

Refining Technology

In the Refining, Gas Processing & Petrochemicals segments LUKOIL carried out work to design and test new fuels and lubricants. The Company is increasing its profits by greater output of products with higher value-added, and modern high-tech equipment reduces refining costs. New technologies enable steady improvement of product quality, benefiting our customers and the environment.

LUKOIL started production of gasoline that meets Euro-3 standards in 2006 thanks to commissioning of an isomerization unit at the Nizhny Novgorod Refinery.

Following careful analysis of existing isomerization technologies, Company specialists chose the Par-Isom process, designed by the US company, UOP Ltd., which provided the technology, catalyser and general plan for reconstruction of the unit. The unit produces the high-octane gasoline component, isomerizate, which enables production of gasoline with aromatic content under 42%, benzene content under 1% and less than 150 ppm of sulphur.

New types of gasoline are sold under the specially developed EKTO ('Ecological Fuel') brand. Company tank farms put a multi-functional combination of additives into the fuel in order to improve its performance qualities (cleansing, anti-corrosion, etc.). The Company has also been selling diesel fuel under the EKTO brand since November 2006. Creation of branded fuel by blending with additives at tank farms is common practice in Western Europe (it is done, for example, by Shell, BP, Neste and Teboil among others), but sale of branded fuel is a novelty in Russia.

LUKOIL works hard on developing new technologies for production of oils, lubricants and additives. A special science and technology section has been set up within the Company for this purpose, concerned particularly with design and market launch of new high-quality products that meet the needs of modern engines, as well as development of new technologies and mixtures. Company specialists in the new section work in close association with Russian scientific centres. In 2006 the Company began production of 78 completely new and reformulated products, 13 new products are at the testing stage and 35 are at the design stage.

Energy-saving Technologies

LUKOIL designed and implemented an energy-saving program in 2006 in order to make Company operations less energy-intensive. Thanks to this program the Company was able to save about $14 million (10% more than economies due to energy-saving measures in 2005).

LUKOIL also completed installation of an automated system for metering of electricity use at all of the Company's subsidiaries. The system takes advantage of three different levels of tariffs, in force at different times of the day, and increases accuracy in measurement of electricity consumption, reducing spending on electric power and keeping track of the Company's power supply arrangements. LUKOIL has thus achieved its key objectives of accurate metering of electricity use and changeover to variable tariffs. Installation of the system has also put the necessary technical conditions in place for LUKOIL subsidiaries to start using Russia's wholesale electricity market.

LUKOIL is also working hard to develop in-house electricity generating facilities, which offer significant savings on energy costs as well as increasing rates of utilization of associated gas, which is used as fuel at gas power stations. LUKOIL's Russian subsidiaries (LUKOIL-Western Siberia, LUKOIL-Nizhnevolzhskneft, LUKOIL-Komi, RITEK, Permneftegaz-pererabotka and LUKOIL-Sever) operate 36 power generating stations, which provided 356.6 million kilowatt-hours, or 3.4% of the Company's electricity needs in Russia in 2006. International projects, in which LUKOIL is a participant, also use gas-turbine power stations. Their overall capacity is 238.0 megawatts.

Information Technologies

As well as developing industrial technologies, we are also keen to develop technologies, which improve efficiency of business management. LUKOIL has been working since 2001 on installation of an integrated management system based on SAP R/3, which will help to optimize decision-making processes and automate management accounting. By the beginning of 2006 four production and refining subsidiaries operated the system. In 2006 the system was installed at another four production subsidiaries (LUKOIL-Western Siberia, LUKOIL-Nizhnevolzhskneft, LUKOIL-Kaliningrad-morneft and LUKOIL-Sever) and at three refining subsidiaries (the Nizhny Novgorod, Ukhta and Volgograd refineries). The system was also used in test regime by LLK-International, which runs the Group's oils and lubricants business. Further work was carried out on design and implementation of the integrated management system at marketing and trading companies, including LITASCO. Work to install the system at the parent Company was also continued. Elements of the system, at various stages of design and implementation, are thus encompassing all spheres of LUKOIL Group business.

Preparations continued in 2006 for changeover from IT projects by distinct business segments to a global integrated management system and a system for monitoring of IT infrastructure. This will help to ensure that business management in the Group as a whole is more balanced and functional.





Mission of LUKOIL:

"Our purpose is to harness natural energy resources for human benefit

We aim to support long-term economic growth, social stability, prosperity and progress in the regions where we operate, as well as caring for the environment and ensuring sustainable use of natural resources ..."

Protecting the Environment

LUKOIL observes the highest standards as regards protection of the environment and industrial safety. The Company is fully aware of its responsibility to society for maintaining the environment and for rational use of resources. We make every effort to raise the level of environmental safety at our production facilities, to reduce burden on the environment due to our industrial activities, and to ensure that natural resources (both those directly employed in production and those adjacent to our production sites) are used in the most rational way possible. Protection of the environment is a prime consideration at all stages of project implementation, from investment idea to disposal of production assets and equipment.

LUKOIL carried out scheduled work in 2006 to ensure ecological security as required by national legislation and international environmental standards. The Company also worked hard to raise quality of its products, increasing the share of products, which meet the latest ecological standards.

The Company's environmental activities are guided by the LUKOIL environmental management system, which has been certified as compliant with the ISO 14001 international standard. LUKOIL underwent its regular external audit of Company systems for management of environmental protection in 2006.

The Company continued to implement its program to ensure ecological security of organizations in LUKOIL Group during the period 2004–2008. The program consists of more than 400 measures to protect the environment with overall cost of about $1.2 billion. The Group spent about $380 million in 2006 on measures to ensure ecological security (up from $320 million in 2005), including about $150 million of capital expenditures on environmental facilities. Thanks to these efforts many of the Company's environmental impact indicators were lower than the average for the Russian oil sector and LUKOIL was the best in Russia on several environmental counts.

An ecological rating prepared by a non-government organization, the International Social-Ecological Union, and by the Independent Ecological Rating Agency found LUKOIL Group to be one of the three Russian leaders by reduction of environmental impact since 2000. The rating was based on study of the business of 75 large Russian companies and about 500 of their subsidiaries.

Work proceeded in 2006 to install a single standard of environmental control at LUKOIL organizations in order to raise efficiency of the Group's environmental efforts. The single standard will enable to create a unified, vertically integrated system of environmental control over industrial

The Company operates in conditions of strict state and social control over environmental protection, as well as ongoing reform of natural resource and environmental legislation in Russia and other countries. Relevant developments in 2006 were as follows:

* the G-8 Summit decided on strengthening of environmental control over facilities in the fuel and energy industry. Checks on compliance with legal requirements have been carried out at all LUKOIL organizations;
* new Water, Forest and Urban Codes for the Russian Federation came into force on January 1, 2007;
* fines under Russian legislation for violation of laws relating to use of animal and plant life, failure to observe rules protecting nature reserves, etc., have been increased;
* new Russian legislative acts have come into force concerning protection of forests, monitoring of social hygiene, accounting and arrangements for payment of compensation for environmental pollution, and exercise of state control over land use;
* the Russian Parliament has debated drafts of the Environment Code, of the laws 'On environmental control', 'On compensation payments for negative environmental impact', and 'On mineral resources', of documents to ensure fulfilment of Russia's obligations under the Kyoto Protocol, as well as drafts of technical regulations on environmental protection, etc.;
* activity by national and international environmental NGOs has intensified in all regions where the Company has operations, and influence of such organizations on economic decision-making has increased.

Environmental Spending, $ million


2006
2005
2004
0
100
200
300
400

Waste Water Discharge, million cubic meters


2006
2005
2004
0
5
10
15
20

Number of Accidents with Acknowledged Environmental Impact


2006
2005
2004
0
10
20
30
40
50

Polluted Land, hectares


2006
2005
2004
0
100
200
300

activities by the Group. Work also continued on drafting of a corporate strategy for creation of an innovative mechanism to attract investments to LUKOIL enterprises through environmental and economic means outlined in the Kyoto Protocol. The strategy involves reduction of greenhouse gas emissions by the Company as a whole and sale of emission quotas on the market by Group subsidiaries (or transfer of the quotas to Group organizations outside Russia).

The Company is extremely careful to minimize negative impact on the environment from its production activities, to maximize utilization of associated gas, to purify waste water, to reduce production of dangerous waste, and to carry out recultivation of land, which has been used for hydrocarbon extraction. New technologies are being applied by the Company, which combine efficiency with environmental safety in production of oil & gas. These include permanent satellite monitoring of the environmental situation in the Baltic Sea, where LUKOIL is developing the Kravtsovskoye field.

LUKOIL understands the importance of high-quality products for reducing environmental impact, and works hard to increase their share in overall output by the Company. More than 20% of all capital expenditures by the Company are directed to the Refining & Marketing segment and a large part of these investments are in production of fuels with improved environmental features.




Экология и чистый воздух



At the start of 2006 LUKOIL began production of gasoline, which meets Euro-3 standards, thanks to commissioning of an isomerization unit at the Company's refinery in Nizhny Novgorod. The new gasoline, sold under the 'EKTO' ('Ecological Fuel') brand, significantly reduces emission of carcinogenic substances, sulphur compounds, nitrogen and other harmful substances.

The Company's refineries in Romania and Bulgaria fully converted to production of Euro-4 fuels as of 1 January, 2006, in compliance with EU requirements.

The Company is also taking steps to protect the environment in its transportation and distribution business. In 2006 the Company completed construction of the third stage of the terminal at Vysotsk. Petroleum product reservoirs and rail loading facilities have been built using the latest technologies, which rules out any leakage of products into water or soil. These provisions make Vysotsk one of the most environmentally safe oil terminals in the world.

The Company's newly built filling stations use systems, which return gasoline fumes from the reservoir to the tanker truck when fuels are being unloaded, as well as systems for prevention of fuel spillages from reservoirs and equipment for waste water purification.

In September 2006 LUKOIL filling stations in Moscow were awarded an 'Ecology Stamp' by the City Government (in accordance with a Moscow Government resolution 'On the Expert Committee for introduction of motor fuel additives and oils with improved environmental features'). The award is visible proof that LUKOIL's fuels and filling station equipment meet the highest environmental standards.

Work by LUKOIL Group to protect the environment has been acclaimed by social organizations over a number of years. In 2006 LUKOIL, LUKOIL-Western Siberia, LUKOIL-Nizhnevolzhskneft, LUKOIL-Nizhegorodnefteorgsintez (the Nizhny Novgorod Refinery), and LUKOIL-Volganefteprodukt were all winners of the 'Environmental Leader' competition held as part of a conference entitled 'New Priorities for National Environmental Policy in the Real Sector'.

Industrial Safety and Labour Protection

The company recognizes its duty to ensure safe working conditions and to care for the health of its employees. LUKOIL enterprises have therefore set up systems for managing industrial and labour safety, which meet international standards. In 2001 LUKOIL became the first Russian oil company to obtain certification under the international standard ISO 14001 and the OHSAS 18001 specification. All of LUKOIL's main subsidiaries confirmed their compliance with these standards in 2006.

LUKOIL implemented all planned measures in 2006 as part of its program for industrial and labour safety, improvement of working conditions, and prevention and resolution of emergency situations at Group enterprises. This program, which covers the period from 2006 to 2010, includes steps to improve corporate culture among Group employees, to make work places comply with legal requirements, and to ensure that employees are provided with protective clothing and equipment, as well as hygiene and medical facilities, and adequate health care. Total spending for these purposes was about $200 million.

Efforts by LUKOIL to ensure high standards of industrial safety were rewarded in 2006, when the total number of accidents at Company enterprises decreased by 10% compared with 2005.

Good working conditions and low accident levels throughout the workforce mean that many LUKOIL subsidiaries can obtain discounts on standard rates for obligatory insurance covering industrial accidents and job-related illness.

Number of Fatal Accidents



8
2006
14
2005
20
2004
0
5
10
15
20
25

Total Injury Rate



0.4
2006
0.5
2005
0.7
2004
0.0
0.2
0.4
0.6
0.8

Lost Time Injury Rate



45.5
2006
42.8
2005
49.7
2004
35
40
45
50
55

The OHSAS 18001 specification is intended as guidance for organizations in management of their project risks associated with protecting health and safety of employees and members of the public. Key elements of the specification are identifying, assessing and controlling risk factors, as well as observance of legal requirements and consistent improvement of safety in the work place.

The ISO 14001 standard confirms that the Company has a specific environmental policy, which it follows for business purposes, as well as constantly improving standards of environmental management and taking all necessary measures for prevention of negative impact on the environment.

Personnel and Social Programs

LUKOIL recognizes the prime importance and value of its employees, who take a large part of the credit for increase of business efficiency and shareholder value of the Company. We understand that success of the Company is completely dependent on the people who work for it. LUKOIL therefore places a high value on contribution of each employee to Company achievements. The Company's social policy aims both to help employees work more efficiently and to ensure that they have social guarantees. We also take motivation of our employees seriously and try to ensure that each of them is personally interested in achievement of best possible results by the Company.

We are constantly improving standards of personnel management in order to help the Company to develop steadily and successfully. Systematization of processes and preparation of guidelines in the sphere of personnel management developed further in 2006. In particular, we began work on design of a functional recruitment strategy as part of the Strategy for intensive growth by LUKOIL Group in the period 2007–2016. The objective of the recruitment strategy is to ensure that the Company has the human resources, which it needs in order to achieve its strategic goals. We also continued work on adoption within the Group of modern methods for work with personnel, including preparation for automation of employee assessment and training procedures.

Work on restructuring of LUKOIL Group continued in 2006 with the basic aims of reducing costs and improving business efficiency. One aspect of the work is standardizing organizational structure of subsidiaries, which will make it possible to eliminate functions that duplicate one another. Withdrawal of non-core and inefficient assets from the Group also continued in 2006. These processes led to reduction in the number of employees in geological exploration, production and oil refining. However, overall numbers of Group employees increased in 2006 by 2.2%, mainly due to growth in the number of employees at the Company's fast-growing network of filling stations.

LUKOIL pays careful attention to its system of employee compensation as an essential tool for maintaining motivation and ensuring commitment of employees to growth of shareholder value. Regular monitoring of wage levels in the industry ensures that LUKOIL acts quickly to correct wage levels, making them competitive and adequate for attracting highly qualified specialists to the Company. LUKOIL's payroll has increased by almost a third during 2004–2006, from $1.5 billion to $1.9 billion.

The employee share program carried out by LUKOIL and its subsidiaries in 2003–2006 was concluded last year. Program participants became owners of 9 million Company shares.



Production per Employee, thousand boe
2006
2005
2004
0
2
4
6
Oil Refining per Employee, tonnes
2006
2005
2004
0
70
140
210
280
350
Sales per Employee, $ thousand
2006
2005
2004
0
100
200
300
400
500
Net Profit per Employee, $ thousand
2006
2005
2004
0
10
20
30
40
50
60
Employee Structure by Business Segments (1 January, 2007)
Petroleum product marketing 16%
Corporate center 1%
Oil refining 7%
Other 8%
Petrochemicals 8%
LUKOIL international organizations 15%
Oil & gas production 45%





A new program has now been put in place for the period 2007–2009, ensuring maintenance of employee incentives. The program extends to about 600 people, including both senior managers and other key employees who contribute much to development of LUKOIL. The participants derive benefits from 15.5 million 'phantom shares': at the end of each of the three years the beneficiaries receive dividends on the shares and at the end of 2009 they are paid the difference between price of the shares in December 2006 and December 2009.

In addition to material incentives, LUKOIL employees who achieve outstanding results at work are rewarded by various marks of distinction. High levels of professionalism, and conscientious and productive work led to 108 Company employees receiving national awards in 2006, while 803 were awarded sectoral marks of distinction, and 784 employees and 53 employee groups were awarded marks of distinction within the Company. Also in 2006 the Company organized and held a competition entitled 'Best Employees and Organizations of LUKOIL Group'.

As well as material and non-material incentives, LUKOIL offers its employees a social package consisting of a system of programs and special measures, as follows:

* health care and medical treatment, including voluntary health insurance;
* rest and recreation for employees and their families, organization of sport and fitness events;
* help to employees in buying their own homes;
* social support to women and families with children;
* social support for young specialists;
* non-state pension provision for employees on the basis of shared funding, consisting of contributions by the Company ($19.5 million in 2006) and the employees ($11.4 million in 2006) to the non-state pension fund, LUKOIL-GARANT. This system has been in operation since 2004. It enables participants to raise their pension to over 60% of salary levels. Over 63,000 people had subscribed to this scheme by the end of 2006.

The Group ensured tighter control over social spending in 2006 in accordance with the LUKOIL Social Code, and the Group's social package was made more efficient and consistent.

An efficient system of social guarantees helps to attract qualified specialists to the Company, reduces employee churn, strengthens Company morale and provides the best basis for successful conduct of business.

We devote much attention to employee qualifications. The Company has a system of non-stop training, helping employees to obtain the knowledge and professional know-how, which they need in their jobs. We also encourage rapid progress in the Company by talented employees. LUKOIL uses the whole range of modern educational techniques: seminars away from the work-place, training days, distance learning, learning on the job, individual study programs, as well as MBA programs. In 2006 LUKOIL developed a personnel training association with the US company UOP and the French Oil Institute, as well as with Moscow University, the Higher School of Economics and the Gubkin State Oil & Gas University.

LUKOIL and ConocoPhillips have carried out exchanges of personnel as part of their strategic partnership. A second group of 18 people were selected and dispatched for a period of work at ConocoPhillips in 2006, and preparations were made for choice of candidates to join the third group, which will work at the US company in 2007–2008.

We take a responsible attitude to professional training of ordinary employees as well as of employees in senior positions. In 2006 the Company created an institute of corporate training specialists as part of efforts to systematize training of personnel in LUKOIL marketing enterprises. The institute is already giving positive results in the form of improved levels of qualification among filling-station employees.

LUKOIL works particularly hard to encourage young specialists. In 2006 LUKOIL held its first Forum for Youth and Young Specialists as well as a competition to find the best young specialist in the Company. A special program is in place for work with young employees and specialists in Group organizations, and LUKOIL is continuing its cooperation with several higher-education institutions, in order to ensure a steady supply of young and well-qualified employees for the Group. These institutions include Moscow State University, the Gubkin State Oil & Gas University, the Higher School of Economics, the Financial Academy, as well as other institutions in Russia and the near-abroad countries. LUKOIL Group has hired more than 3,000 young specialists during the last three years.

Social Policy and Charity Activities

Social and charity programs are an integral part of the Company's corporate strategy and help to ensure constructive partnership with the state, business and society. Such programs have a targeted character and are based on the specific professional experience and human potential of the regions, where they are implemented.

The Company continues to deliver on commitments, which it undertook voluntarily and on its own initiative under the LUKOIL Social Code. This Code is obligatory for all LUKOIL organizations and represents a set of principles and norms of socially responsible behaviour towards all parties, whose interests are affected by Company business. Commitments under the Code are additional to commitments arising from collective negotiations with employees. Points in the Code regulate Company dealings with its employees, pensioners and shareholders as well as business partners, the state and society as a whole.

As well as traditional forms of charity, LUKOIL carries out strategic charity programs and social investment programs, which connect solution of social problems with the Company's own strategic goals. Total spending by the Company in 2006 on charity and social partnership was about $62 million.

Support for Children's Homes and Schools

Help to children has priority for LUKOIL, and the Company designs all of its social programs (charity, sponsorship, support for culture and sport) with this priority in mind. The Company tries to achieve a balanced approach, providing assistance both to children who are relatively disadvantaged due to family circumstances or for health reasons and to children from secure family backgrounds in order to encourage their natural abilities and talents.

LUKOIL helps children in more than 50 children's homes and boarding schools all over Russia. The Company's support enables the homes to provide comfortable conditions for their children, helps children to obtain education, ensures good health care and assists them in finding a profession and a place in life. Since 2006 LUKOIL has provided grants to students who continue their education in higher or vocational colleges after leaving children's homes which the Company sponsors.

Children with disabilities are in special need of help. LUKOIL's charity project 'A book for each blind child' has been in operation for several years. In 2006 such books were provided to institutions in the Komi Republic and St. Petersburg which specialize in caring for children with sight disabilities.

Education Programs

LUKOIL pays much attention to preparation of qualified young specialists for the Russian oil & gas industry, since they are essential for the Company's future success and prosperity.

LUKOIL provides financial support to a number of higher education institutions which train oil & gas specialists. These include specialized institutions in Moscow, St. Petersburg, Perm, Ukhta, Tyumen, Volgograd, Arkhangelsk and Ufa. Sector training institutes in the near-abroad countries, such as





the State Oil Academy of Azerbaijan, also receive support from LUKOIL. As well as supporting oil & gas institutes, LUKOIL also helps the Russian Civil Service Academy, the Khrulev Military and Transport Academy, and secondary schools, including a college in Kstovo that trains technicians for the Nizhny Novgorod Refinery.

In 2000 the Company inaugurated grants to particularly talented students at oil industry and technical institutes. Such corporate grants are currently paid to 170 students in various towns and cities across Russia. LUKOIL plans to extend this scheme in order to provide incentives to young people when they are still at school.

The Company is also concerned to maintain quality of teaching staff and pays special grants to 45 talented young teachers at leading Russian oil & gas institutes.

Support for Medical Institutions

Another integral part of LUKOIL's social effort is support to the medical care system in regions where the Company has operations, as well as support to a number of major specialized medical research centers. These include the Scientific Center for Obstetrics, Gynaecology and Perinatal Care, the Center for Haematology Research, the Russian Cardiovascular Scientific and Industrial Complex, the Research Center for Children's Surgery and others. As part of an agreement with the Russian Ministry of Defence, the Company provided assistance in 2006 for rebuilding of a ward at the Seventh Central Military Clinical Hospital.

Social Projects Competition

In 2006 LUKOIL-Perm held its fifth social projects competition, which drew 600 entries. The competition committee selected 192 projects as worthy of financing. These are the most interesting, innovative and socially useful among the entries – those best designed to address specific social problems.

Geography of LUKOIL's social project competitions is expanding year by year. Since 2004 competitions have been held in Volgograd and Astrakhan Regions as well as in Komi and Western Siberia in 2005. In 2006 40 projects were selected for financing in these regions.

Over a period of five years more than 3,000 social projects have applied for financing through the competitions and over 500 have received financing.

Preserving Cultural and Spiritual Heritage

LUKOIL provides support to a number of leading Russian museums, theatres and performance groups including the Pushkin Museum of Fine Art, Museums of the Moscow Kremlin, the Bolshoi Theatre and the Tchaikovsky Symphony Orchestra. In 2006 the Company sponsored restoration of a gallery at the Pushkin Museum displaying European and American art of the 19th and 20th centuries, helped to finance an exhibition of work by Alexey Savrasov at the Russian Museum, and was an organizer of exhibitions in London and Nizhny Novgorod of items from the Moscow Kremlin Museums. LUKOIL presented a bas-relief by the eminent Russian artist and sculptor Mikhail Kozlovsky to the Tretyakov Gallery in Moscow in honour of the Gallery's 150th birthday.

Tours by the Tchaikovsky Symphony Orchestra, conducted by Vladimir Fedoseyev, were organized to Bulgaria, Serbia and Montenegro, Finland and the USA in connection with LUKOIL's fifteenth anniversary. The Company also helped to finance a tour by the Bolshoi Theatre to London and construction of a new concert hall for the Mariynsky Theatre.

LUKOIL makes significant contributions to restoration and preservation of religious traditions and spiritual heritage. Churches were built in 2006 with the Company's support in Sochi and Izhevsk, and a cathedral was rebuilt in Bobruisk. LUKOIL continues to fund restoration work at the Optina Pustyn Monastery in Kozelsk.

Help to War Veterans and the Disabled

Assistance to oil workers who fought in the Great Patriotic War (World War II), to other war veterans and to veterans of the labour front has a special place in Company social initiatives. Oil worker veterans, other war veterans and labour veterans who live in regions where the Company has operations receive special payments to coincide with Victory Day.

LUKOIL also provides financial assistance to disabled people and helps them to earn a living and thus to feel a part of society. In particular, LUKOIL provided the rehabilitation equipment for an association of the disabled in the town of Langepas. The Company has also refurbished a boarding house in Usinsk for elderly people living alone and provided the necessary technical equipment.

Support for Northern Peoples

Operations by Group companies in Siberia and the Far North of Russia can have significant impact on the living conditions of small indigenous peoples, creating various social problems. LUKOIL respects the traditions and customs of these peoples and understands the importance of preserving their age-old way of life. That is why the Company is implementing special programs to help such indigenous groups, and LUKOIL's policy is to shift gradually from charity provision to economic partnership.

In the Komi Republic, Nenets Autonomous District and Western Siberia LUKOIL has signed agreements with local administrations, with heads of lands that are traditionally inhabited and exploited by indigenous groups, and with social organizations. The agreements guarantee money compensation to indigenous families for use of their traditional lands, provision of tools and equipment for reindeer herding and household purposes, construction of housing and communications, medical care and air transportation. The Company organizes traditional celebrations and sports events, as well as holding competitions which offer financing for projects to support spiritual, historical and cultural values of indigenous peoples. LUKOIL understands that material support alone is not enough, and that northern peoples also need help to improve education levels and find employment. The Company therefore works hard to provide various special training to local people and to find them subsequent employment at LUKOIL enterprises.


«КОГАЛЫМНЕФТЕГЕОФИЗИКА»


LUKOIL



Sport

Company priorities in the sphere of physical education and sport are encouragement of health and fitness activities among employees and their families, development of mass sport, support to Russian sports professionals who compete under flags of the Company, assistance to national federations and the Olympic Movement, as well as supporting children's sport in Russia.

The Company holds large-scale international amateur sports competitions to help encourage involvement in sport and fitness. The first two such competitions were held in 2001 in Astrakhan and 2003 in Perm. The third such event was held in Kaliningrad in June 2005.

The Company continued its cooperation with the Foundation for Support of Russian Olympic Sport in 2006. The Foundation was set up to support members of Russian national teams which compete in Olympic sports, as well as young sportsmen and sport veterans. LUKOIL is general sponsor of the Russian Federation of Ski-Racing.

The Company continues its support to leading Russian sports teams, including Spartak football club, LUKOIL-Spartak water polo team (Volgograd) and LUKOIL-Dinamo handball team (Astrakhan).

Sport means more to LUKOIL than support for selected teams – it is also a way of testing the Company's own products in extreme conditions. Victories and outstanding performances by LUKOIL Racing Team (Moscow), LUKOIL-Bashkiria speedway team and Sura motorcross team (Penza) are proof of the excellence of LUKOIL's fuels and motor oils.

LUKOIL is a partner of one of the biggest children's sport organizations, the Children's Football League, which enables 150 teams from nearly all regions of Russia to participate annually in regional championships and international competitions.





The Company views corporate governance first and foremost as an instrument for protecting and observing the interests of its shareholders

We take great care to protect the rights of minority shareholders

LUKOIL strives to make its corporate management processes comply with best international practice, and to make them transparent and efficient

LUKOIL's level of informational openness and quality of information disclosure fully comply with internationally accepted standards and with standards of the LSE

Corporate Governance

The Company views corporate governance first and foremost as an instrument for protecting and observing the interests of its shareholders. Efficient corporate governance is a decisive factor for increasing competitiveness of LUKOIL Group, reducing investment risks and cost of capital, and raising investment attractiveness and shareholder value of the Company. We take great care to protect the rights of minority shareholders. Amendments to the LUKOIL Charter, made in 2005, expanded authority of the Board of Directors and required unanimous agreement on key questions (issue of securities, payment of dividends in excess of consolidated net income, changes in charter capital, large transactions). These changes help to protect interests and lawful rights of minority shareholders.

LUKOIL strives to make its corporate management processes comply with best international practice, and to make them transparent and efficient: an efficient system of corporate governance has been put in place; 4 of 11 BoD members are independent; and for several years the Company has had BoD committees on Strategy and Investment, Audit, and Personnel and Remuneration, and a Corporate Secretary. Company management is always open to dialogue, as confirmed by regular meetings of Company officials with investors and shareholders, organization of trips for representatives of the investment community to Company production regions, conference calls and webcasts to accompany publication of financial results, and explanation and presentation of other important Company events.

The main objective of the restructuring program, which the Company has been implementing since 2002, is to increase shareholder value, and one way of achieving this is by increasing transparency and efficiency of management processes, consolidating core subsidiaries and withdrawing non-core and inefficient assets from the Group.

A total of 57 companies were withdrawn from the Group in 2006 through sale of shares and stakes in capital to third parties, or by liquidation and merger with other LUKOIL companies. The Group also created 18 subsidiaries and acquired a further 16. As a result of these operations, the total number of companies in the Group decreased by 23, from 334 to 311.

Restructuring in 2006 also involved disposal of stakes in non-core assets, that were not part of the Group. The largest such transaction last year was sale of remaining shares in Petrocommerce Bank for $33 million.

Total sales by the Group of shares and stakes in capital during 2006 amounted to over $100 million. At the same time, the Group spent $1.688 billion on acquisitions and consolidations.

There were further transformations of the Group's internal structure in 2006, intended to improve management efficiency and reduce administrative expenses. LUKOIL-Perm was removed from LUKOIL Overseas Holding (a fully-owned subsidiary of LUKOIL) and transferred to LUKOIL itself. It was also decided to transfer 54% of shares in LUKARCO B.V., which belonged directly to LUKOIL, to ownership by LUKOIL Overseas Holding. LUKARCO B.V. has a 5% stake in the project for development of the Tengiz field in Kazakhstan and a 12.5% stake in the Caspian Pipeline Consortium.

Increasing scale and geographical diversification of Company business requires a global approach to financial management. LUKOIL has therefore centralized its treasury functions in order to optimize management of capital flows and their distribution between Group organizations.

A system for pooling of cash balances was set up in 2006 by more than 40 of the Group's Russian subsidiaries and creation of an analogous system by foreign subsidiaries is proceeding successfully. The new systems enable efficient management of the Group's payment position through the day and movement of cash between parts of the Group in Russia and abroad.

Pooling has reduced external financing needs and interest expenses. In particular, short-term external debt relating to international projects has been fully repaid.

LUKOIL continued to centralize its external financing policy in 2006, since centralization significantly reduces the average cost of borrowed capital for the Group. LUKOIL is working hard to reduce the share of expensive credits and credits, which are secured by exports. A high level of liquidity in 2006 enabled LUKOIL to reduce the share of secured credits from 34% to 14%, helping to improve the Company's financial position and exercising positive effect (together with other factors) on the Company's credit rating.

Overall economic effect from measures to optimize financial management in 2006 was nearly $350 million.

Raising of LUKOIL's credit ratings in 2006 by all three leading rating agencies reflected the Company's success in making itself more creditworthy and attractive to investors. LUKOIL obtained an investment-level rating for the first time – not from one, but from two agencies. Fitch Ratings gave the Company a BBB- rating with stable outlook. Moody's raised LUKOIL's rating from Ba1 to Baa2 (investment level), also with stable outlook. And Standard & Poor's raised its rating from BB to BB+ with positive outlook. The S&P rating remains one notch below investment level.

Informational Openness

Since receiving a full listing on the London Stock Exchange in 2002 the Company has set up and successfully operates a system of corporate information disclosure for the investment community. LUKOIL's level of informational openness and quality of information disclosure fully comply with internationally accepted standards and with standards of the LSE.

In 2006 Standard & Poor's again singled out LUKOIL Group as the leader among privately owned Russian oil & gas companies for informational openness. The agency estimated LUKOIL's transparency level at 65% (compared with average 71% for UK companies).

The Company's policy of informational openness includes:

* quarterly publication of financial statements, prepared in accordance with US GAAP;
* annual publication of international audit of Company hydrocarbon reserves;
* conference calls and webcasts for the investment community to accompany publication of financial results and announcement of other important corporate events;
* trips for representatives of the investment community to Company production regions;
* regular meetings with investors and shareholders;
* annual publication of an Analyst DataBook and Fact Book containing detailed industrial and financial statistics;
* publication every two years of a Company Report on Sustainable Development in the Russian Federation.

Board of Directors



Valery Grayfer

Chairman of the LUKOIL Board of Directors

CEO of RITEK

Born 1929

Graduated in 1952 from Moscow's Gubkin Oil Institute. Doctoral Candidate in Technical Sciences. Awarded five orders, four medals, and a diploma of the Supreme Soviet of the Tatar ASSR. Deputy to the USSR Oil Industry Minister from 1985, Head of the Tyumen Main Office for the Oil & Gas Industry. From 1992, CEO of the Russian Innovative Fuel and Energy Company (RITEK). Chairman of the Board of Directors of LUKOIL from 2000. Professor of the Gubkin Russian State Oil & Gas University, Lenin Prize Winner and Russian Government Prize Winner.



Vagit Alekperov

President of LUKOIL

Member of the LUKOIL Board of Directors

Chairman of the LUKOIL Management Committee

Born 1950

Graduated in 1974 from the Azizbekov Institute of Oil and Chemistry in Azerbaijan. Doctor of Economics, current Member of the Russian Academy of Natural Sciences. Awarded four orders and eight medals. Winner of two Russian Government prizes. Worked from 1968 in the oil industry in Azerbaijan and Western Siberia. From 1987 to 1990 CEO of Kogalymneftegaz (oil production company), a division of Glavtyumenneftegaz within the Ministry of the Oil & Gas Industry of the USSR. From 1990 to 1991, Deputy, then First Deputy to the USSR Oil & Gas Industry Minister. From 1992 to 1993 President of Langepasuraykogalymneft (oil production group). Chairman of the Board of Directors of LUKOIL from 1993 to 2000. President of LUKOIL from 1993.



Mikhail Berezhnoi

Member of the LUKOIL Board of Directors

President of Non-state Pension Fund LUKOIL-Garant

Member of the LUKOIL BoD Committee on Audit

Born 1945

Graduated in 1974 from the Saratov Institute of Law. Doctoral Candidate in Philosophy. Awarded two medals. CEO of the Non-state pension fund LUKOIL-Garant from 1994.



Oleg Kutafin

Independent Director of the LUKOIL Board of Directors

Rector of the Moscow State Law Academy

Chairman of the LUKOIL BoD Committee on Audit

Born 1937

Graduated in 1959 from Moscow State University. Professor and Doctor of Law. Member of the Russian Academy of Science, awarded special recognition for contributions to Russian science. Rector of Moscow State Academy of Law from 1987. Chairman of the Russian Presidential Commission on Nationality. Awarded orders 'For Service to Russia' (2nd, 3rd and 4th grades) and 10 medals.



Ravil Maganov

Member of the LUKOIL Board of Directors

Member of the LUKOIL Management Committee

First Executive Vice-President of LUKOIL (Exploration & Production)

Member of the LUKOIL BoD Committee on Strategy and Investment

Born 1954

Graduated in 1977 from Moscow's Gubkin Oil & Gas Institute. Honored Employee of the Oil and Gas Industry of the Russian Federation. Awarded two orders and three medals. Winner of three Russian Government prizes in science and technology. Chief Engineer, Deputy CEO, CEO of Langepasneftegaz (oil production company) from 1988 to 1993. Vice-President of LUKOIL from 1993 to 1994. First Vice-President of LUKOIL from 1994. First Executive Vice-President of LUKOIL from 2006.



Richard Matzke

Independent Director of the LUKOIL Board of Directors

Chairman of the LUKOIL BoD Committee on Strategy and Investment

Born 1937

Graduated from Iowa State University (1959), Pennsylvania State University (1961), and St. Mary's College in California (1977). Masters in Geology, MBA. President of Chevron Overseas Petroleum and Member of the Board of Directors of Chevron Corporation from 1989 to 1999. Vice-Chairman of Chevron Corporation and Chevron-Texaco Corporation from 2000 until 2002. Awarded a non-Government (sectoral) medal 'For Development of the Russian Oil & Gas Industry' in 2006; winner of the national prize 'Director of the Year, 2006' (Russia) in the 'Independent Directors' nomination, organized by the Association of Independent Directors and PricewaterhouseCoopers.



Kevin Meyers

Member of the LUKOIL Board of Directors
President of ConocoPhillips Canada
Member of the LUKOIL BoD Committee on Strategy and Investment
Born 1953

Graduated in 1975 from Capital University with a Bachelor's Degree in Chemistry and Mathematics, and in 1980 from the Massachusetts Institute of Technology. Doctorate in Chemical Engineering. President of Arco Alaska from 1998. President of ConocoPhillips Alaska from 2000. Russia/Caspian Region President of ConocoPhillips from November 2004. President of ConocoPhillips Canada from December 2006.



Nikolai Tsvetkov

Member of the LUKOIL Board of Directors
President of URALSIB Corporation
Chief Executive of URALSIB BANK
Member of the LUKOIL BoD Committee on Personnel and Remuneration
Born 1960

Graduated in 1980 from Dzerzhinsky Military Aviation Engineering School in Tambov, in 1988 from the Zhukovsky Air Force Academy and in 1996 from the Plekhanov Russian Economics Academy. Doctoral Candidate in Economics. President of NIKoil Oil Investment Company, Executive Director of LUKOIL's Securities Department, Vice-President of LUKOIL from 1994 to 1997. President of NIKoil investment bank from 1998 to 2003. Chairman of AVTOBANK-NIKOIL bank from 2003 to 2005. Chief Executive of URALSIB BANK from 2005.



Igor Sherkunov

Member of the LUKOIL Board of Directors
Chairman of the Board of Directors of Capital Investment Group
Member of the LUKOIL BoD Committee on Strategy and Investment
Born 1963

Graduated in 1985 from the Moscow Finance Institute, and in 1993 from the All-Union Academy of Foreign Trade. Vice-President of LUKOIL Insurance Company from 1993 to 1996. CEO of LUKOIL-Reserve-Invest from 1996 to 2002. Chairman of the Board of Directors of Capital Investment Group from 2003.



Sergei Mikhailov

Independent Director of the LUKOIL Board of Directors
CEO of the company Management-Consulting
Member of the LUKOIL BoD Committee on Audit
Member of the LUKOIL BoD Committee on Personnel and Remuneration
Born in 1957

Graduated in 1979 from Dzerzhinsky Military Academy, in 1981 from the Moscow Aviation Institute (Further Qualification Faculty), in 1998 from the Plekhanov Russian Economics Academy. Doctoral Candidate in Technical Sciences, Doctor of Economic Sciences, Professor. Awarded four medals. 1974–1992, service in armed forces. Head of Department, Deputy Chairman of the Russian Federal Property Fund from 1992 to 1996. Head of Restructuring and Investment Department of Ministry of Industry in 1996–1997. CEO of Management-Center (management company) from 1997 to 2003. CEO of the company Management Consulting from 2001. Chairman of the BoD of Management-Center from 2003.



Alexander Shokhin

Independent Director of the LUKOIL Board of Directors
President of the Russian Union of Industrialists and Entrepreneurs
President of the State University-Higher School of Economics
Chairman of the LUKOIL BoD Committee on Personnel and Remuneration
Born 1951

Graduated from Economics Faculty of Moscow State University in 1974, Doctor of Economic Science, Professor, Member of the Russian Academy of Natural Sciences. Awarded an order and a medal. Began working career in 1969. Deputy Chairman of the Government of the Russian Federation, Minister of the Economy, Minister for Labour and Employment (1991–1994). Deputy of the State Duma of the Russian Federation (1994–2002). First Deputy Chairman of the State Duma of the Russian Federation (1996–1997). Chairman of Duma Fraction 'Our Home is Russia' (1997–1998). Deputy Chairman of the Russian Government in 1998. Chairman of the Supervisory Council of Renaissance Capital Investment Group (from 2002 to 2005). President of the Russian Union of Industrialists and Entrepreneurs (from 2005). Member of the Social Chamber of the Russian Federation, Member of the Inter-departmental Commission of the Security Council of the Russian Federation, Member of the Competitiveness and Enterprise Council of the Russian Federal Government, Member of the Government Commission for Administrative Reform.

Management Committee



Anatoly Barkov

Member of the LUKOIL Management Committee

Vice-President, Head of the Main Division of General Affairs, Corporate Security and Communications

Born 1948

Graduated in 1992 from Ufa Oil Institute. Candidate of Economic Science. Honored Employee of the Oil & Gas Industry of the Russian Federation. Awarded an order and ten medals. Head of Operations, Head of Oil & Gas Production, Senior Engineer at Kogalymneftegaz from 1987 to 1992. Executive Director, then Director of the Department of Foreign Projects at Langepasuraykogalymneft in 1992–1993. Vice-President of LUKOIL and Head of the Main Division of General Affairs, Corporate Security and Communications from 1993.



Sergey Kukura

Member of the LUKOIL Management Committee

First Vice-President for Economics and Finance

Born 1953

Graduated in 1979 from the Ivano-Frankovsk Institute of Oil & Gas. Doctor of Economic Science. Honored Economist of the Russian Federation. Awarded an order and five medals. Vice-President of Langepasuraykogalymneft from 1992 to 1993. First Vice-President of LUKOIL from 1993.



Ivan Masliaev

Member of the LUKOIL Management Committee

Head of the Main Division of Legal Support

Born 1958

Graduated in 1980 from Moscow State University. Doctoral Candidate in Law. Awarded three medals. Head of the Legal Department of Langepasuraykogalymneft from 1992 to 1993. Head of the LUKOIL Legal Department from 1994 to 1999. Head of the Main Division of Legal Support at LUKOIL since 2000.



Alexander Matytsyn

Member of the LUKOIL Management Committee

Vice-President, Head of the Main Division of Treasury and Corporate Financing

Born 1961

Graduated in 1984 from Moscow State University. Doctoral Candidate in Economic Science. MBA from Bristol University (1997). Awarded a medal 'For Services to Russia' (second grade). Director and CEO of international auditing firm KPMG in 1994–1997. Vice-President, Head of the Main Division of Treasury and Corporate Finance at LUKOIL from 1997.



Anatoly Moskalenko

Member of the LUKOIL Management Committee

Head of the Main Division of Human Resources

Born 1959

Graduated in 1980 from Moscow Higher School of the Armed Forces, from the Military-Diplomatic Academy in 1987, and from the Russian Presidential Civil Service Academy in 2005. Doctoral Candidate in Economic Science. Awarded four orders and 20 medals. Served in the Armed Forces from 1976 to 2001. Head of Human Resources Department of LUKOIL from 2001 to 2003. Head of the Main Division of Human Resources at LUKOIL from 2003.



Vladimir Nekrasov

Member of the LUKOIL Management Committee

First Vice-President of LUKOIL for Refining & Marketing

Born 1957

Graduated in 1978 from Tyumen Industrial Institute. Doctoral Candidate in Technical Science, Member of the Academy of Mining Sciences. Awarded an order and three medals. Winner of a Russian Government prize. Chief Engineer, CEO of LUKOIL's Kogalymneftegaz and LUKOIL-Western Siberia from 1992 to 1999. Vice-President of LUKOIL and CEO of LUKOIL-Western Siberia from 1999 to 2005. First Vice-President of LUKOIL since 2005.



Leonid Fedun

Member of the LUKOIL Management Committee

Vice-President of LUKOIL, Head of Main Division of Strategic Development and Investment Analysis

Born 1956

Graduated in 1977 from Rostov Nedelin Higher Military School. Doctoral Candidate in Philosophy. Awarded an order and seven medals. CEO of LUKOIL Consulting from 1993 to 1994. Vice-President of LUKOIL and Head of Strategic Development and Investment Analysis from 1994.



Evgueny Khavkin

Member of the LUKOIL Management Committee

Secretary of the Board of Directors, Head of the BoD Office

Born 1964

Graduated in 2003 from Moscow Institute of Economy, Management and Law. Awarded two medals. Worked in oil companies in Western Siberia from 1988. Deputy Head of the BoD Office, First Deputy Head of the BoD Office of LUKOIL from 1997 to 2003. BoD Secretary, Head of the BoD Office of LUKOIL from 2003.



Lyubov Khoba

Member of the LUKOIL Management Committee

Chief Accountant

Born 1957

Graduated in 1992 from the Sverdlovsk Institute of National Economy. Doctoral Candidate of Economic Science. Honored Economist of the Russian Federation. Awarded two medals and an order. Senior Accountant at Kogalymneftegaz from 1991 to 1993. Senior Accountant at LUKOIL from 1993 to 2000. Vice-President of LUKOIL, Head of Financial Accounting from 2000 to 2003. Senior Accountant and Vice-President of LUKOIL from 2003 to 2004. Chief Accountant of LUKOIL from 2004.



Vagit Sharifov

Member of the LUKOIL Management Committee

Vice-President, Head of the Main Division of Control and Internal Audit

Born 1945

Graduated in 1968 from Azerbaijan's Azizbekov Institute of Oil and Gas. Doctor of Economics. Honored Employee of the Oil and Gas Industry of the Russian Federation. Awarded two orders and six medals. Senior Engineer, CEO of Volgogradnefteprodukt, and LUKOIL-Volgogradnefteprodukt from 1985 to 1994. CEO of the regional branch of LUKOIL Finance in 1994–1995. CEO of LUKOIL regional office in Volgograd in 1995–1996. Vice-President of LUKOIL for Petroleum Product Marketing from 1996. Vice-President, Head of the Main Division of Control and Internal Audit from 2002.



Jevan Cheloyants

Member of the LUKOIL Management Committee

Vice-President, Head of the Main Technical Division

Born 1959

Graduated in 1981 from Grozny Oil Institute. Honored Employee of the Oil & Gas Industry Awarded five medals. Winner of a Russian Government prize. Section Head, then Deputy CEO for Foreign Economic Affairs of Langepasneftegaz from 1990 to 1993. Vice-President of LUKOIL for Foreign Market Trading from 1993 to 1995. Vice-President of LUKOIL and Head of the Main Department for Maritime and Foreign Projects from 1995 to 2001. Vice-President, Head of the Main Division of Oil & Gas Production and Infrastructure from 2001 to 2007. Vice-President of LUKOIL and Head of the Main Technical Division since 2007.

Shares of BoD and Management Committee members in Charter Capital, as of 31 December, 2006[1]

BoD and Management Committee members	Stake, %		
Vagit Alekperov[2]	16.899	Anatoly Barkov	0.08
Mikhail Berezhnoi	0.005	Sergei Kukura	0.39
Valery Grayfer	0.005	Ivan Masliaev	0.02
Oleg Kutafin	0.0002	Alexander Matytsyn	0.3
Ravil Maganov	0.5	Anatoly Moskalenko	0.01
Richard Matzke	–	Vladimir Nekrasov	0.04
Kevin Meyers	–	Leonid Fedun[2]	8.3
Sergei Mikhailov	0.003	Evgueny Khavkin	0.01
Nikolai Tsvetkov[2]	2.94	Lyubov Khoba	0.34
Igor Sherkunov	0.04	Jevan Cheloyants	0.1
Alexander Shokhin	–	Vagit Sharifov	0.02

Remuneration paid to Management Committee and BoD members

	Paid in 2006, thousand roubles				
	Salary	Bonuses	Remuneration	Other payments	Total
BoD	–	–	45,091.7	4,674.6[3]	49,766.3
Management Committee	314,989.7	166,804.4	19,036.0	15,278.2	516,108.3

The general meeting of shareholders on June 24, 2004 decided to set remuneration for newly elected Board of directors at $125,000[4]. There are additional remunerations for carrying out the functions of Chairman of the Board of Directors, Chairman of a Board Committee, as well as some other types of remuneration.

The decision of the AGM on June 24, 2004, concerning size of remuneration and types of expenses, which are recompensed to LUKOIL BoD members, remains valid until cancellation or change by a general meeting of LUKOIL shareholders.

The AGM held on June 28, 2006, decided to keep the size of remunerations to BoD members which were set by decision of the AGM held on June 24, 2004.

A BoD meeting on July 19, 2005, determined main conditions of contracts with members of the Management Committee. These conditions envisage remuneration for members of the Management Committee equal to their basic monthly salary. This payment is subject to achievement of key corporate targets in the reporting period.

1 Share stakes of BoD and Management Committee members are shown in accordance with requirements of Russian law for disclosure of such information, and include shares held directly by Board/Management Committee members as well as shares held by nominee investors in their names. It should be noted that stakes in share capital may be calculated differently under the laws of other countries. In particular the stakes shown in the table above do not correspond to the stakes which were shown under listing rules of the UK Listing Authority when the Company obtained a listing on the London Stock Exchange.

2 Including beneficial interest as of April 16, 2007.

3 Reimbursement of expenses.

4 The remuneration is calculated using the rouble equivalent of $1 at the Russian Central Bank exchange rate on the date of the AGM, at which payment of the remuneration is decided.

Committees of the Board of Directors

Strategy and Investment Committee

The purpose of this Committee is to draw up proposals to the BoD concerning:

* design of strategic goals for Company development;
* analysis of strategic development concepts, programs and plans;
* dividend amounts and procedure for dividend payment;
* distribution of Company profit and loss for the financial year.

The Committee consists of Richard Matzke (Chairman), Kevin Meyers, Ravil Maganov and Igor Sherkunov.

Audit Committee

The purpose of this Committee is to make proposals to the BoD concerning:

* assessment of quality of services provided by the auditor, and observance by the auditor of auditing independence;
* selection and assessment of performance by the auditor.

The Committee consists of Oleg Kutafin (Chairman), Mikhail Berezhnoi and Sergei Mikhailov.

Personnel and Remuneration Committee

The purpose of this Committee is to make proposals to the BoD concerning:

* design of corporate personnel policy;
* policy and standards in selection of candidates to management positions in the Company, emphasizing importance of appointing the most highly qualified specialists.

The Committee consists of Alexander Shokhin (Chairman), Sergei Mikhailov and Nikolai Tsvetkov.

Internal Control and Audit

LUKOIL has a system of control and internal audit in place and operating successfully, ensuring that the Company's governing bodies obtain full and objective information about business of LUKOIL Group organizations and structural subdivisions of the Company. A system of control and internal audit is an insepa-rable part of corporate governance, guaranteeing efficiency of Company operations and defence of shareholder and investor interests.

There were 30 control and internal audit checks inside organizations and structural subdivisions of LUKOIL Group during 2006, spread over all business segments. Their purpose is to ensure that the Group's organizations and structural subdivisions comply with legal requirements, rules in force within the Group and its organizations, and international norms and standards.

The main tasks of the checks were:

* analysis of efficiency, including investment efficiency, of LUKOIL Group organizations;
* ongoing quality monitoring of implementation of internal audit recommendations and compliance with Company management decisions, which followed previous control and audit checks;
* discovering existing risks and preparing recommendations for reducing them, improving the risk management system;
* assessing measures by management of subsidiaries and structural subdivisions of the Company to ensure stable and efficient functioning of various components of the internal control system;
* assessing whether organization and conduct of financial accounting helps to make operating and financial control more efficient, contributes to further growth of shareholder value and protects shareholder interests.

The Company is working on further development of its internal audit and control system. Elected audit and control commissions operate at LUKOIL subsidiaries and affiliates.

There was further monitoring of observance within the Company of the Procedure for decision-making on participa-tion in other organizations (that procedure was previously approved by the Management Committee). Materials concer-ning 58 corporate transactions were considered in 2006, of which 48 were approved. Materials concerning four large transactions were considered in 2006 as required by the procedure for approval of large transactions carried out by subsidiaries of LUKOIL Group.

Company Securities

Market capitalization of LUKOIL significantly increased once again in 2006, reaching $74.8 billion by the end of the year, compared with $50.5 billion at the end of 2005. In 2006 LUKOIL presented a new Strategy for intensive growth, which targets increase of capitalization to $150–200 billion by 2016. We are confident that the Company will achieve this target, thanks to accelerated growth in all areas of its business.

The Company share price grew in 2006 for the sixth consecutive year. The gain by LUKOIL shares was 48.1%, compared with 25.8% growth of the Bloomberg Oils Index, which tracks shares of international oil majors, and 70.7% growth of the RTS Index.

Slower growth of the LUKOIL share price compared with the RTS Index in 2006 is mainly explained by large dependence of oil company share prices on international prices for crude oil, which fell significantly in the second half of the year. Nevertheless, LUKOIL was among sector leaders by capitalization growth in 2006.

Strong growth of LUKOIL capitalization in 2006 was determined by favourable macroeconomic conditions, but also by increased business efficiency, financial discipline, and raising of the Company's credit ratings by the three main agencies. Share price growth was also driven by demand for LUKOIL securities from western investors, particularly LUKOIL's strategic partner, ConocoPhillips. The stake of the US company in LUKOIL capital increased from 16.1% to 20.0% during the year. ConocoPhillips has thus increased its stake to the maximum level stipulated in the 2004 Shareholder agreement.

In 2006 Company shares were traded in Russia on the MICEX exchange and the RTS Exchanges. Programs of American and Global Depositary Receipts on Company shares continued to operate in 2006. These instruments traded on the US over-the-counter market, and on the London, Berlin, Frankfurt, Munich, and Stuttgart stock exchanges. ADRs were issued on 543 million LUKOIL ordinary shares at the end of the year (63.8% of the total).

LUKOIL was again the leader by trading volumes among foreign companies, whose ADRs trade in the LSE's IOB system. Share of the Company in average monthly trading volumes in the IOB was 24.5%. Average monthly trading volumes in Company securities on the LSE more than doubled in 2006 to $5.9 billion, compared with $2.7 billion in 2005.

There was a decline in the LUKOIL share of trading volumes on main Russian stock exchanges in 2006, from 21.8% to 11.3% on the MICEX and from 29.6% to 13.6% on the RTS. This was due to listing of the Russian gas giant, Gazprom, on the exchanges.

Despite reduction of their share in trading, absolute volume of trading in Company stocks in Russia has been steadily increasing. LUKOIL share turnover on Russian exchanges in 2005 was $27.5 billion, but in 2006 it was nearly 2.5 times more at $64.4 billion, mainly due to higher volumes on the MICEX.

LUKOIL Share Price on the RTS Exchange (2006), $



100
90
80
70
60
50
+48.1%
January
February
March
April
May
June
July
August
September
October
November
December

LUKOIL Share Price on the RTS and Urals Oil Price (2006), %


LUKOIL
Urals crude
180
160
140
120
100
80
January
February
March
April
May
June
July
August
September
October
November
December

LUKOIL Share Price, Bloomberg Oils Index and RTS Index (2006), %


LUKOIL
RTS
Bloomberg Oils
180
150
120
90
January
February
March
April
May
June
July
August
September
October
November
December

Monthly Trading in LUKOIL Shares and Depositary Receipts (2006), $ million


MICEX
RTS
LSE
US over-the-counter market
15,000
12,000
9,000
6,000
3,000
0
January
February
March
April
May
June
July
August
September
October
November
December

Main LUKOIL Shareholders[1] (stakes larger than 1%)

	Number of shares on 1 January, 2006	% of total shares on 1 January, 2006	Number of shares on 1 January, 2007	% of total shares on 1 January, 2007
ING Bank (Eurasia)	552,427,066	64.95%	548,189,159	64.45%
SDK Garant	83,105,166	9.77%	74,002,498	8.70%
KB Citibank	68,313,541	8.03%	67,149,334	7.89%
DK URALSIB	74,802,000	8.79%	60,529,689	7.12%
Depository-Clearing Company	19,159,472	2.25%	39,104,964	4.60%
National Depository Center	14,736,859	1.73%	29,692,658	3.49%

[1] Nominees.

The increase was partly explained by growth of Company share value but also by growth in the number of shares traded.

LUKOIL placed two issues of rouble bonds on the MICEX in December 2006. Series 03 bonds were issued for five years with total face value of about $300 million and 7.1% coupon. Series 04 bonds were issued for seven years with total face value of about $230 million and 7.4% coupon. Money from the placements is being used to pay off interim credits, which the Company took in order to buy production assets in Khanty-Mansiysk Autonomous District from Marathon Oil Corporation. Issue of the rouble bonds diversified currency structure and sources of the Company's debt portfolio and also increased its average maturity. Demand for the bonds exceeded supply by one and a half times, confirming strong interest of Russian and international investors in Company debt instruments. LUKOIL thus became the first non-state Russian company to successfully place bonds with seven-year maturity. The placement was also the largest ever within one trading day by a non-state corporate issuer.

Dividends

LUKOIL bases its dividend policy on a balance of interests between the Company and its shareholders, aiming to increase the Company's investment attractiveness and capitalization, and to respect and strictly observe the rights of shareholders, as set out in acting legislation of the Russian Federation, the Company Charter and its internal documents.

In making per share dividend recommendations to the AGM the Board of Directors treats as axiomatic that dividend payment should not be less than 15% of net profit under LUKOIL consolidated US GAAP.

The Company has steadily increased dividend payments. Dividends for 2006 recommended by the BoD for approval at the AGM on 28 June, 2007, are 38 roubles ($1.47) per common share, which is 15.2% more than for 2005. Dividend yield is 1.81%. Dividends for 2005 accrued in 2006 reached $1,009 million, representing 15.7% of consolidated LUKOIL Group net profit for 2005 under US GAAP. Income per common share rose by 14.5% in 2006, to $9.06, compared with $7.91 in 2005.

Dividend per common share, roubles

2002	(par value 0.025 roubles)	19.5
2003	(par value 0.025 roubles)	24.0
2004	(par value 0.025 roubles)	28.0
2005	(par value 0.025 roubles)	33.0
2006[1]	(par value 0.025 roubles)	38.0

[1] BoD dividend recommendation to the AGM on 28 June 2007.

Dividend Payments, $ million



1,007
2006
746
2005
661
2004
0
200
400
600
800
1,000
1,200





World consumption of gas has been growing faster than consumption of other fuels in recent years due to particularly attractive technological and environmental features of gas compared with other fuels. Much is being done to improve gas production, transport and processing technologies (including GTL technology), the LPG market is expanding and international deliveries of gas through pipelines are increasing. These factors strongly suggest that the share of gas in the world energy balance will continue to grow in the future.

Development of gas business has a central place in LUKOIL Group's long-term Strategy for intensive growth. The Company intends to commercialize gas reserves by accelerated development of fields, development of gas processing and expansion on gas markets. Achievement of these objectives will help to increase Company capitalization and will reduce dependence of LUKOIL's business results on highly volatile international prices for crude oil.

Share of Gas in the World Energy Balance (DOE/EIA), %


30
27
24
21
18
15
22
23
24
25
25
26
26
1990
2000
2010E
2015E
2020E
2025E
2030E

Regional Distribution of Proved Gas Reserves (2006)


Other 9%
Russia 27%
North America 4%
South America 4%
Asia 8%
Africa 8%
Middle East 40%

The share of gas in overall hydrocarbon production by the Group should increase to a third by 2016 through growth of gas business both inside Russia and abroad. Development of gas business in Russia is supported by the macroeconomic environment. The Russian Government is stimulating development of gas production (including production by independent companies) in response to growth of demand on the internal market and growth of supplies to Europe by Gazprom, which controls 85% of gas production in Russia and is a monopolist in export supplies of gas. The means chosen by the Government to encourage production are constant indexation of domestic regulated prices and relatively modest taxation levels for gas producers. In its foreign projects LUKOIL is working under PSA arrangements, which offer stable taxation and gas sale conditions.

Gas Reserves

LUKOIL is in fourth place among the world's biggest privately owned oil & gas companies by gas reserves. At the end of 2006 the Group's proved reserves of gas were 26.597 trillion cubic feet, and probable and possible reserves were 31.915 trillion cubic feet. LUKOIL is also a leader by average annual rates of reserve growth: its proved reserves of gas have grown by 15.0% annually over the last five years. Reserves to production ratio at the end of 2006 was 47 years.

Nearly half of the Company's proved reserves are concentrated in the Bolshekhetskaya Depression, over 20% are on the shelf of the Northern Caspian, over 10% are in Uzbekistan, to be produced as part of the Kandym – Khauzak – Shady project, and about 5% are in Kazakhstan, at the Karachaganak field. More than half of Company proved reserves are undeveloped to date and LUKOIL is working hard to prepare them for development.

Price Environment

Gas prices in Russia are currently subject to state regulation. In 2006 the price for natural gas, produced by Gazprom and its affiliates and sold to industrial users in Yamal-Nenets Autonomous District, was 677 roubles per 1,000 cubic meters ($25 per 1,000 cubic meters) not including VAT. That was the lowest gas price to industrial users in Russia in 2006, while the average domestic gas price last year was $45 per 1,000 cubic meters. A program for liberalization of internal gas prices, approved at the end of 2006, envisages increase of average wholesale prices by 15.0% in 2007, 25.0% in 2008 and 27.7% in 2009 and 2010. As a result domestic prices for gas in Russia should be over $100 per 1,000 cubic meters by 2010, which is roughly equal to export netback in 2006. This rapid price growth will encourage production of gas and its supply to the domestic market. It will also create pressure for more efficiency in gas consumption.

In 2006 LUKOIL sold its natural gas to Gazprom under prior agreement for average 612 roubles ($22.5) per 1,000 cubic meters. Under a new agreement between the companies, the price from 2007 is 1,059 roubles (about $40) per 1,000 cubic meters. The new price is 280 roubles (nearly $11) per 1,000 cubic meters higher than the regulated state price in the region, where the gas is sold. LUKOIL also sold natural gas to other counter-parties for 735 roubles ($27) per 1,000 cubic meters in 2006. At the end of the year LUKOIL began to participate in experimental gas trades using the electronic trading system (ETS) of Mezhregiongaz. In the future the system will sell 10 billion cubic meters of gas annually, of which 5 billion will be supplied by Gazprom and another 5 billion by independent producers. LUKOIL took part in ETS trading for the first time in December 2006 and sold 13 million cubic meters of gas. The Company participated in two trading sessions – for sale of natural gas from the Nakhodkinskoye field and for sale of stripped gas, produced by the Lokosovsky Gas-processing Plant. Prices, which LUKOIL obtained for gas in these initial trades on the ETS, are nearly twice higher than prices for gas supplied to the Gazprom gas transport system and to other counterparties. LUKOIL has applied to sell 600 million cubic meters of gas via the ETS in 2007 and may increase this figure to 1 billion cubic meters.

Gas prices achieved in international projects depend on international agreements and PSA conditions. For example, gas from the Shakh Deniz field is sold on the domestic market in Azerbaijan and also to Turkey and Georgia at prices from $60 to $120 per 1,000 cubic meters. But gas produced by the Kandym – Khauzak – Shady project will be sold at prices applicable at the time of production in contracts between Uzbekistan and Gazprom ($100 per 1,000 cubic meters at the beginning of 2007).

Tax Environment

The tax rate on gas production in Russia (mineral extraction tax for gas) is fixed and does not depend on sale prices. The tax rate in 2006 was 147 roubles per 1,000 cubic meters. The share of mineral extraction tax in net sales on the domestic market (without VAT and transport costs) is currently about 15% for gas (in 2007 prices) compared with nearly 40% for crude oil. In addition costs per unit for gas production are significantly lower than for oil production. So the share of net profit in sales is higher for gas than for oil.

Export tariffs for gas are not applicable to LUKOIL since Gazprom has a monopoly over export of natural gas from Russia.

PSA conditions for the Karachaganak project do not require LUKOIL to pay taxes in cash on production and export of gas. The only significant taxes paid by the Company are income tax at a fixed rate and a share of profit production (dependent on the project's internal rate of return). LUKOIL is also exempt from any payment of tax in cash on production and export of gas as part of the Shakh Deniz project in Azerbaijan. The only significant tax paid by the Company at Shakh Deniz is income tax at a fixed rate (the tax is withheld as a share of production). Significant taxes paid by the Company in the Kandym – Khauzak – Shady project in Uzbekistan will consist of royalty on gas production and fixed-rate income tax. But the Company has been accorded a tax holiday on income tax for a period of seven years from the start of production.

Gas Exploration & Production Projects

The Company has gas exploration & production projects in Russia, Kazakhstan, Uzbekistan, Azerbaijan and Saudi Arabia.

LUKOIL produces associated gas at most of its oil fields and natural gas at 17 gas fields. Gas production by LUKOIL Group in 2006 reached a level of 15.967 billon cubic meters, consisting of 10.709 billion cubic meters of natural gas and 5.258 billion cubic meters of associated gas. Volume of gas production by the Group has increased by more than three times over the last five years, mainly thanks to growth in production of natural gas by nine times.

Production of associated gas is growing proportionally to oil production and to development of systems for utilizing the gas. The Company is implementing a program of measures approved in 2003, which should raise the utilization rate for associated gas at Group enterprises to 95%. The utilization rate in 2006 was 72.2%. Development of utilization systems reduces gas flaring, thus reducing negative environmental impact from oil production. And LUKOIL can generate extra profit from sale of associated gas and of products, into which

Proved Gas Reserves of LUKOIL Group, trillion cubic feet


26.597
2006
25.298
2005
24.598
2004
23
24
25
26
27

Production of Marketable Natural Gas by LUKOIL, million cubic meters


9,821
2006
1,878
2005
1,395
2004
0
3,000
6,000
9,000
12,000

Production of Marketable Associated Gas by LUKOIL, million cubic meters


3,791
2006
3,757
2005
3,529
2004
3,000
3,250
3,500
3,750
4,000

the gas is processed. Besides that associated gas is also used for electricity generating at Company gas-turbine stations, installed at fields, reducing oil lifting costs.

Processing of associated gas is being rapidly developed by the Group. LUKOIL's four gas-processing plants make efficient use of associated gas by turning it into marketable products, thus obtaining profit without significant spending on inputs. Volumes of associated gas processing at Company plants have more than doubled in recent years, due to acquisition of the Lokosovsky Gas-processing Plant and growth in volumes of associated gas production.

The Company's Russian subsidiaries own and operate 36 electricity generating stations, which produced 356.6 million kilowatt-hours of electricity in 2006, covering 3.4% of the Company's power needs in Russia. Gas-fuelled power stations are also used in international projects, of which LUKOIL is a part. They have total capacity of 238.0 megawatts.

Natural gas production by the Company is growing as development of large gas fields begins. LUKOIL's main region for growth of gas production is now the Bolshekhetskaya Depression. Other major sources of future production growth are the Kandym – Khauzak – Shady project in Uzbekistan, the Shakh Deniz field in Azerbaijan, fields in the Northern Caspian and the Tsentralno-Astrakhanskoye field in the Volga region.

Bolshekhetskaya Depression

LUKOIL has been working at the Bolshekhetskaya Depression since acquisition of the company Yamalneftegazdobycha in 2001. In that time LUKOIL has carried out detailed seismic studies, created transport infrastructure and dwellings to prepare for development of fields, built a facility for complex gas preparation and drilled 61 production wells. Total proved reserves at the Company's seven fields in the Bolshekhetskaya Depression as of 31 December, 2006, were 12.79 trillion cubic feet, or 48% of LUKOIL's proved gas reserves. Investments in exploration and development of fields in the Bolshekhetskaya Depression in 2002–2006 were about $800 million.

The Nakhodkinskoye field, which was brought into production in April 2005, had proved reserves of 3.54 trillion cubic feet at the end of 2006. The field was fully drilled in 2006 and the planned production level of 8.5 billion cubic meters was achieved. Gas from the field is carried by a 117-kilometer pipeline to the Yamburgskaya Gas-compression Station, from where it is fed into the Gazprom transport system. Under an agreement between LUKOIL and Gazprom, all of the gas produced at Nakhodkinskoye was initially sold to Gazprom. But gas was also delivered to other customers from May 2006.

Maximum production from all fields in the Bolshekhetskaya Depression will be more than 23 billion cubic meters of gas and two million tonnes of gas condensate.

Northern Caspian Fields

The Caspian Sea is another promising region, which will help the Company to achieve rapid growth of gas production. In 10 years of work LUKOIL has discovered six major fields in the Caspian, with 5.79 trillion cubic feet of proved gas reserves as of December 31, 2006. The Company's biggest gas field in the region is Khvalynskoye, which is also the first field discovered by LUKOIL in the Caspian (in 2000). Proved reserves at Khvalynskoye at the end of 2006 were 2.26 trillion cubic feet. The field is on the border between Russia and Kazakhstan and it will be developed by the Caspian Oil & Gas Company, a 50/50 joint venture between LUKOIL and KazMunaiGaz. Preparations were made in 2006 for a feasibility study to assess field development under a PSA between Russia and the Caspian Oil & Gas Company. The field should be commissioned in 2014, and the full annual production level will be over 8 billion cubic meters.

Tsentralno-Astrakhanskoye Field

In 2005 LUKOIL acquired the company Primorieneftegaz, which has licenses for geological study of the Poimenny license area located between the Volga and Akhtuba rivers. Tsentralno-Astrakhanskoye, a large gas and condensate field, was discovered at the license area in 2004. The field has probable and possible reserves of 1.17 billion barrels of condensate and 9.56 trillion cubic feet of gas (at the end of 2006). Acquisition of the asset has significantly increased LUKOIL's resource base and production growth potential in the region. Efficiency in development of the field will be much enhanced by its proximity to main transport arteries and to customers. Moreover, Russia's Southern Federal District, where the field is located, is currently gas deficient.

2D and 3D seismic exploration work (200 km and 900 km^2 respectively) was carried out at the field in 2006. Gas at the field contains high levels of hydrogen sulphide. However, this is not a serious obstacle to field development. Highly efficient technologies for work with sulphurous gas are available on the market and the Company already has successful experience of similar gas qualities in the Tengiz and Karachaganak projects.

Main Gas Projects of LUKOIL Group*



Bolshekhetskaya Depression (Russia) – 100%

Exploration work is in progress,
the Nakhodkinskoye field has been put into operation.
Proved reserves are 12.8 tcf.
Production in 2006 was 8.5 bcm.
Forecast production level in 2016 is 23 bcm.

Tsentralno-Astrakhanskoye field (Russia) – 100%

Preparation for production.
Probable and possible reserves are 9.6 tcf.
Forecast production level in 2016 is up to 20 bcm.

Karachaganak (Kazakhstan) – 15%

Production stage.
Proved reserves are 1.2 tcf.
Production in 2006 was 1.7 bcm.
Forecast production level in 2016 is 2.3 bcm.

Northern Caspian (Russia) – 100%

Exploration works and preparation for production.
Proved reserves are 5.8 tcf.
Forecast production level in 2016 is 17 bcm.

Kandym – Khauzak – Shady (Uzbekistan) – 90%

Further exploration work and
preparation for production are in progress.
Proved, probable and possible reserves are 3.4 tcf.
Forecast production level in 2016 is about 9 bcm.

Shakh Deniz (Azerbaijan) – 10%

Production began at the end of 2006.
Proved reserves are 314 bcf.
Forecast production level in 2016 is about 2 bcm.

Block A (Saudi Arabia) – 80%

Exploration works are in progress at
a highly promising acreage.
Hydrocarbon accumulations have been discovered and
appraisal has begun.

100% – share of LUKOIL Group.

* Production and reserves are stated in accordance with the share of LUKOIL Group. Reserves are as at January 1, 2007. Production includes own consumption and losses.

Gazprom has been developing the adjacent Astrakhanskoye field, where gas has a similar make-up, for the last 20 years.

LUKOIL is considering construction of a gas-chemical complex in the region, which would increase efficiency of field development by producing end-products with high value-added.

Caspian Gas-Chemical Complex

LUKOIL decided in 2005 to build a gas-chemical complex in southern Russia for processing of gas and condensate produced in the Caspian region. The project is aimed at increasing value-added by deeper processing of gas feed-stock, at efficient chemical processing of ethane, natural gas liquids and condensate. It is also aimed at complex refining of natural gas and its components to produce basic organic synthesis products, polyethylene, polypropylene and other petrochemicals. The complex will process more than 14 billion cubic meters of gas and 600,000 tonnes of condensate each year. It will be conveniently located close to end-users and export markets. A feasibility study for investments in key production facilities at the complex was initiated in 2006 and should be completed in the first quarter of 2007.

Karachaganak

Most of the Company's current gas production as part of international projects comes from the Karachaganak field in Kazakhstan. Development of the field entered its intensive phase in 1995 after signing of a PSA and creation of the joint operating consortium – Karachaganak Petroleum Operating. A final PSA was signed in November 1997, when LUKOIL obtained a stake in the project. The Company's share in proved reserves at the field as of 31 December, 2006, is 173 million barrels of oil and gas condensate and 1.20 trillion cubic feet of gas. LUKOIL's share in project production was 1,663 million cubic meters of gas in 2006. Gas and unstable condensate from the field are delivered for processing to the Orenburg Gas-processing Plant.

Kandym – Khauzak – Shady

LUKOIL develops the Kandym – Khauzak – Shady project in Uzbekistan jointly with the Uzbek national holding company, Uzbekneftegaz. The PSA calls for development of the Khauzak and Shady license areas at the Dengizkulskoye field and the Kandym group of fields (Kandym, Kuvachi-Alat, Akkum, Parsankul, Khodji and West Khodji), as well as geological exploration works at the Kungrad block. Share of the Company in proved reserves in the project as of 31 December, 2006, was 7.9 million barrels of oil and gas condensate, and 2.76 trillion cubic feet of gas. A large amount of 2D and 3D seismic work was carried out in 2006 at the Khauzak and Shady areas, as a result of which the location of future wells was detailed. Geological and technical study of suspended exploration wells made it possible to estimate productivity of future production wells. Start of commercial production of gas is planned at the end of 2007. Forecast annual level of production from the project as a whole is about 10 billion cubic meters of gas.

Shakh Deniz

The consortium (led by BP and including LUKOIL) for development of the Shakh Deniz gas condensate field in Azerbaijan's sector of the Caspian Sea began commercial production of hydrocarbons from the first production well in December 2006. However, production was suspended due to discovery of a crack and gas leakage in the well caused by increase of strata pressure. Production was recommenced in February 2007. Forecast overall annual production from the Shakh Deniz project is over 20 billion cubic meters of natural gas and about 5 million tonnes of condensate by 2016. Most gas produced at the Shakh Deniz field will be delivered via the South Caucasus gas pipeline (Baku – Tbilisi – Erzerum). LUKOIL has a 10% stake in the project. The share of the Group in proved reserves at the field is 314 billion cubic feet of gas and 10.5 million barrels of condensate. The Company's share of production in 2007 should be over 400 million cubic meters of gas.

Block A

LUKOIL is the operator of the promising Block A project for exploration and production of gas in Saudi Arabia. The project, which is being implemented jointly with Saudi Aramco, is currently at the first geological exploration stage, in which 2D and 3D seismic studies will be carried out over a period of five years and at least nine exploration wells will be drilled. The geological exploration period may be extended for a further five years. Earlier seismic studies were interpreted, and drilling was prepared and carried out at several promising structures of the block in 2005–2006. Drilling of the first exploration well at the Tukhman structure has been successfully completed. The well was drilled to a depth of 4,800 meters and a hydrocarbon accumulation was discovered. Analysis of geological information obtained is now in progress. Exploration drilling at the Muleikha structure was also carried out in 2006, and the East Tukhman and West Faidakh structures were prepared for drilling.

Gas Balance of LUKOIL Group, bcm



NATURAL GAS
ASSOCIATED GAS
RUSSIA
PRODUCTION 9.05
OWN CONSUMPTION 0.23
MARKETABLE GAS 8.82
TOTAL SALES: 8.70
TO GAZPROM 7.52
TO OTHERS 1.18
DELIVERIES TO GROUP COMPANIES 0.11
PRODUCTION 5.01
OWN CONSUMPTION 1.40
MARKETABLE GAS 3.61
PROCESSING AT OWN PLANTS: 2.65
MARKETABLE ASSOCIATED GAS 2.40
GAS FROM PERM REFINERY 0.11
PURCHASED GAS 0.14
DELIVERIES TO GROUP COMPANIES 0.35
SALES 1.21
INTERNATIONAL PROJECTS
PRODUCTION 1.66
OWN CONSUMPTION 0.66
MARKETABLE GAS 1.00
SALES 1.00
PRODUCTION 0.25
OWN CONSUMPTION 0.07
MARKETABLE GAS 0.18
SALES 0.18

Management's discussion and analysis of financial condition and results of operations

The following report represents management's discussion and analysis of the financial condition and results of operations of OAO LUKOIL as of December 31, 2006 and each of the years ended December 31, 2004, 2005 and 2006 and significant trends that may affect its future performance. It should be read in conjunction with our US GAAP consolidated financial statements and notes and supplemental oil and gas disclosure.

References to "LUKOIL", "the Company", "the Group", "we" or "us" are references to OAO LUKOIL and its subsidiaries and equity affiliates. All dollar amounts are in millions of US dollars, unless otherwise indicated. Tonnes of crude oil produced are translated into barrels using conversion rates characterizing the density of oil from each of our oilfields. Tonnes of crude oil purchased as well as other operational indicators expressed in barrels are translated into barrels using an average conversion rate of 7.33. Millions of cubic meters are translated into thousand barrels of oil equivalent ("BOE") using a conversion rate of 5.89 and millions of cubic feet into thousand barrels of oil equivalent using a conversion rate of 0.167.

This report includes forward-looking statements – words such as "believes", "anticipates", "expects", "estimates", "intends", "plans", etc. – that reflect management's current estimates and beliefs, but are not guarantees of future results. Please see "Forward-looking statement" on page 159 for a discussion of some of the factors that could cause actual results to differ materially.

Key financial and operational results

	2006	Change to 2005, %	2005	Change to 2004, %	2004
Sales (millions of US dollars)	67,684	21.4	55,774	64.8	33,845
Net Income (millions of US dollars)	7,484	16.2	6,443	51.7	4,248
EBITDA (millions of US dollars)	12,299	18.2	10,404	44.4	7,203
Earnings per share of common stock (US dollars)					
Basic earnings (US dollars)	9.06	14.5	7.91	52.1	5.20
Diluted earnings (US dollars)	9.04	16.0	7.79	51.9	5.13
Hydrocarbon production by the Group including our share in equity affiliates (thousands of BOE)	783,194	12.3	697,429	4.9	665,024
Crude oil production by the Group including our share in equity affiliates (thousands of tonnes)	95,235	5.6	90,158	4.6	86,200
Gas available for sale produced by the Group including our share in equity affiliates (millions of cubic meters)	13,612	141.6	5,635	14.4	4,924
Refined products produced by our subsidiaries (thousands of tonnes)	45,670	3.4	44,182	8.2	40,825
Hydrocarbon proved reserves including our share in equity affiliates (millions of BOE)	20,360	0.1	20,330	1.3	20,072

During 2006 our net income was $7,484 million, which is $1,041 million, or 16.2%, more than in 2005. The improvement of our performance resulted from favorable price conditions, increased refining margins, production and refining volumes. However, the growth of our net income was bounded by the growth of taxes linked to international crude oil price. This restraining factor, as well as other drivers impacting the results of our operations, are considered below in detail.

Segment information

Our operations are divided into three main business segments.

- **Exploration and Production** – which includes our exploration, development and production operations relating to crude oil and natural gas. These activities are primarily located within Russia, with additional activities in Azerbaijan, Kazakhstan, Uzbekistan, the Middle East, Colombia, and Northern and Western Africa
- **Refining, Marketing and Distribution** – which includes refining and transport operations, marketing and trading of crude oil, natural gas and refined products
- **Chemicals** – which includes processing and trading of petrochemical products

Other businesses include banking, finance and other activities. Each of our three main segments is dependent on the other, with a portion of the revenues of one segment being a part of the costs of the other. In particular, our Refining, Marketing and Distribution segment purchases crude oil from our Exploration and Production segment. As a result of certain factors considered in the "Domestic crude oil and refined products prices" section on page 94, benchmarking crude oil market prices in Russia cannot be determined with certainty. Therefore, the prices set for inter-segment purchases of crude oil reflect a combination of market factors, primarily international crude oil market prices, transportation costs, regional market conditions, the cost of refining crude oil and other factors. Accordingly, an analysis of either of these segments on a stand-alone basis could give a misleading impression of those segments' underlying financial position and results of operations. For this reason, we do not analyze either of our main segments separately in the discussion that follows. However we present the financial data for each in Note 23 "Segment information" to our consolidated financial statements.

Executive overview

Recent developments and outlook

In 2006, our Board of Directors approved the Company's development strategy where we set out targets for 2007-2016 years. According to this development strategy we plan to increase hydrocarbon production by up to 6.7% per year during this period, which would represent up to 4 million BOE of hydrocarbon production per day by 2016. Also we plan to increase our refining capacity up to 100 million tonnes per year by 2016.

The following has been achieved in 2006 and 2005:

- The Company aims to respond to changing market conditions on a timely basis. In 2006, our refined products exports and international sales increased by 14.2% in terms of volumes compared to 2005. As a result in 2006 we earned additional revenue from increased refining margins. The increase in refined product sales in 2006 led to a decrease of export and international sales of crude oil by 10.7%
- 11 new oil fields were brought on line in 2006 (2005: 8 oil fields and 1 gas field)
- 332 low production wells were shut in 2006 (2005: 425). Average production per well (well debits) increased to 11.20 tonnes a day in 2006, or by 1.2%, compared to 2005

Other achievements in 2006 are described in detail in other parts of this report.

Changes in the Group structure and acquisition of assets

In December 2006, the Company entered into an agreement with its related party ConocoPhillips to purchase 376 petrol stations in six countries in Europe. The agreement is expected to be finalized in the second quarter of 2007.

In December 2006, the Group sold its 100% stakes in LUKOIL Shelf Limited and LUKOIL Overseas Orient Limited, which owned and operated the Astra jack-up rig for approximately $40 million.

In June 2006, the Group acquired 41.81% of the share capital of OAO Udmurtnefteproduct for $25 million. OAO Udmurtnefteproduct is a Russian refined product distribution company, operating more than 100 petrol stations in the Udmurt Republic of the Russian Federation.

In June 2006, a Group company acquired 100% of the share capital of Khanty-Mansiysk Oil Corporation ("KMOC") from Marathon Oil Corporation for $847 million (including $249 million repayment of KMOC debt), which is subject to finalization of working capital and other adjustments in accordance with the purchase agreement. KMOC owns approximately 95% of the share capital of OAO Khantymansiyskneftegazgeologia and 100% of the share capital of OAO Paitykh Oil and OAO Nazymgeodobycha ("KMOC subsidiaries"). KMOC's subsidiaries operate oil and gas fields in the West Siberian region of the Russian Federation.

At the end of May 2006, the Group sold its remaining interest in OAO Bank Petrocommerce for $33 million.

In December 2005, the Company made a decision to sell ten tankers. A Group company finalized the sale of eight tankers in May 2006 for a price that approximated their carrying value of $190 million. As of December 31, 2005, the Group classified these tankers as assets held for sale in the consolidated balance sheet. The sale of the remaining two tankers is expected to be finalized in July 2007 for a price that approximates their carrying value of $75 million. As of December 31, 2006, the Group classified these tankers as assets held for sale in the consolidated balance sheet.

During the period from November to December 2005, a Group company acquired 51% of the share capital of OAO Primorieneftegaz for $261 million. OAO Primorieneftegaz is a Russian oil and gas exploration company operating in European Russia. Subsequently, in May 2006, a Group company acquired the remaining 49% of the share capital of OAO Primorieneftegaz for 4.165 million shares of common stock of the Company (at a market value of approximately $314 million), thereby increasing the Group's ownership stake in OAO Primorieneftegaz to 100%.

During the period from October 14 to December 5, 2005 a Group company acquired 100% of the share capital of Nelson Resources Limited ("Nelson") for $1,951 million. Nelson is an exploration and production company operating in western Kazakhstan. Nelson owns an effective 76% interest in the Karakuduk field, 50% interest in Alibekmola, Kozhasai, North Buzachi and Arman fields. In addition, Nelson holds an option to acquire a 25% interest in two exploration blocks in the Kazakhstan sector of the Caspian Sea – South Zhambai and South Zaburunye. In September 2006, a Group company acquired the remaining 40% of share capital of Chaparral Resources Inc. (owner of 60% interest in the Karakuduk field) for $89 million. This acquisition increased the Group's ownership stake in Chaparral Resources Inc. and effective interest in the Karakuduk field to 100%.

In November 2006, a Group company entered into an agreement with Mittal Investments S.A.R.L. to sell 50% of its interest in a Group's wholly owned subsidiary, Caspian Investment Resources Ltd. (Caspian, formerly Nelson), for $980 million. The transaction is expected to be finalized in the second quarter of 2007. In accordance with the agreement, Mittal Investments S.A.R.L. agreed to assume a liability in the amount of approximately $160 million, which represents 50% of Caspian outstanding debt to Group companies.

In November 2005, a Group company acquired the remaining 50% of the share capital of ZAO SeverTEK for $318 million from Neste Oil Corporation (including $98 million repayment of ZAO SeverTEK long-term debt). The acquisition increased the Group's ownership stake in ZAO SeverTEK to 100%. ZAO SeverTEK is an exploration and production company operating within the Komi Republic of the Russian Federation.

In July 2005, a Group company acquired 66.0% of the share capital of OOO Geoilbent for $180 million. OOO Geoilbent is an exploration and production company operating in the West Siberian region of the Russian Federation. All decisions over OOO Geoilbent's financing and operating activities required approval by at least a 66.7% majority of the voting rights. Since the minority shareholder of OOO Geoilbent held substantive participating rights, the Group accounted for its investment in OOO Geoilbent using the equity method of accounting. In January 2007, a Group company acquired the remaining 34% of share capital for $300 million, thereby increasing the Group's ownership stake in OOO Geoilbent to 100%.

In March 2005, we acquired 100% interests in Oy Teboil Ab and Suomen Petrooli Oy, which are incorporated in Finland, for $160 million. Oy Teboil Ab and Suomen Petrooli Oy are mainly engaged in the operation of 289 retail petrol stations and 132 retail diesel fuel outlets, wholesale of refined oil products as well as production and sale of lubricants.

Resource base

Maintaining a stable oil and gas resource base together with providing a high reserve replacement ratio are key elements of our long-term strategy. Following our strategy we increased proved hydrocarbon reserves including our share in equity affiliates from 20,330 in 2005 to 20,360 million BOE in 2006. The table below summarizes the net oil-equivalent proved reserves of consolidated subsidiaries and our share in equity affiliates:

		Changes in 2006			
(millions of BOE)	December 31, 2006	Production*	Extensions, discoveries and acquisitions	Revision of previous estimates	December 31, 2005
Western Siberia	11,234	(512)	393	98	11,255
Komi Republic	2,314	(90)	44	(165)	2,525
Ural region	2,215	(85)	24	5	2,271
Volga region	1,702	(28)	324	(26)	1,432
Northern Timan-Pechora	1,300	(13)	23	(47)	1,337
Other in Russia	245	(15)	11	(6)	255
Outside Russia	1,350	(54)	15	134	1,255
Proved oil and gas reserves	**20,360**	**(797)**	**834**	**(7)**	**20,330**
Probable oil and gas reserves	**12,340**				**12,300**
Possible oil and gas reserves	**6,022**				**6,043**

* Gas production shown before own consumption.

The revision of previous estimates in 2006 is represented by combination of two opposing factors, which partly offset each other.

One factor related to a change in the crude oil extraction tax legislation. Management's estimate of economic conditions underlying our reserves calculation as of December 31, 2005 was based on a 16.5% flat rate crude oil extraction tax, which we expected to be effective from January 1, 2007 according to legislation in effect when our management estimated the relevant economic conditions at that date. In 2006, the Russian government determined the methodology for calculating the crude oil extraction tax rate effective from January 1, 2007, which resulted in a higher extraction tax rate than management expected when estimating the relevant economic conditions (for details see page 95). These changes in underlying economic conditions resulted in a negative revision of crude oil reserves.

The second factor related to an increase of our proved gas reserves resulted from change in the approach for estimating gas reserves. Beginning from January 1, 2007, gas reserves include gas extracted and used for own consumption.

The acquisition of KMOC in 2006 added 226 million BOE to our proved crude oil reserves.

Operational highlights

Hydrocarbon production

	2006	Change to 2005, %	2005	Change to 2004, %	2004
Daily production of hydrocarbons, including Company's share in equity affiliates (thousand BOE per day)	2,145	12.2	1,911	5.2	1,817
– crude oil	1,926	5.8	1,820	4.7	1,738
– natural and petroleum gas*	219	141.6	91	14.8	79
Hydrocarbon extraction expenses (US dollar per BOE)	3.08	15.8	2.66	8.1	2.46

* Gas available for sale (excluding gas produced for our own consumption).

Crude oil production. In 2006 we increased our total daily crude oil production by 5.8% compared to 2005 (including the Company's share in equity affiliates) and produced 703.1 million barrels, or 95.2 million tonnes.

The following table represents our production in 2006 and 2005 by major regions.

(thousands of tonnes)	2006	Change to 2005			2005
		Total, %	Change in structure	Organic growth	
Western Siberia	58,414	1.9	1,233	(164)	57,345
Komi Republic	11,732	16.8	1,298	388	10,046
Ural region	10,854	6.1	–	620	10,234
Volga region	3,001	–	–	–	3,001
Northern Timan-Pechora	1,870	7.5	(35)	166	1,739
Other in Russia	2,059	13.4	(16)	260	1,815
Crude oil production in Russia	87,930	4.5	2,480	1,270	84,180
Crude oil produced internationally	3,607	79.2	1,416	178	2,013
Total crude oil produced by consolidated subsidiaries	**91,537**	**6.2**	**3,896**	**1,448**	**86,193**
Our share in crude oil production of equity affiliates:					
in Russia	1,631	(22.2)	(587)	121	2,097
outside Russia	2,067	10.7	–	199	1,868
Total crude oil production	**95,235**	**5.6**	**3,309**	**1,768**	**90,158**

The main oil producing region of the Company is Western Siberia. In the oil fields of Western Siberia the Company produced 63.8% of its crude oil in 2006 (66.5% in 2005). Significant growth of production in the Komi Republic (16.8% in 2006 compared to 2005) made it the second largest oil producing region for us. In order to maintain stable organic growth of oil production in traditional producing regions we constantly improve and optimize our oil production methods. As a result, our average production per well in the Russian Federation increased from 11.07 tonnes a day in 2005 to 11.20 tonnes a day in 2006. The organic decline of crude oil production in Western Siberia was compensated by an increase of production due to structural changes, namely acquisition of the remaining interest in ZAO SeverTEK and an increase in our share in ZAO Tursunt in late 2005, which are exploration and production companies operating within the Komi Republic and Western Siberia, respectively. Before 2006, the crude oil production of these companies was accounted for using equity method. Also, in June 2006 we acquired KMOC, which subsidiaries produced 901 thousand tonnes of crude oil in June-December. The structural growth in international production was attributable to the acquisition of Nelson in October-December of 2005.

In addition to our production, we purchase crude oil in Russia and on international markets. In Russia we primarily purchase crude oil from affiliated producing companies and other producers, including vertically integrated oil companies that lack refining capacity or are unable to export their crude oil. Then we may either refine or export purchased crude oil. Crude oil purchased on international markets is used for trading activities, for supplying our overseas refineries or for processing at third parties refineries. During 2006 we purchased 2,293 thousand tonnes in order to process at our and at third parties' refineries compared to 5,954 thousand tonnes during 2005. The decrease was primarily due to the temporary shutdown of the Odessa refinery for a wide-scale upgrade.

	2006		2005		2004	
	(thousand of barrels)	(thousand of tonnes)	(thousand of barrels)	(thousand of tonnes)	(thousand of barrels)	(thousand of tonnes)
Crude oil purchases in Russia	13,561	1,850	10,760	1,468	20,810	2,839
Crude oil purchases internationally	37,390	5,101	69,122	9,430	64,695	8,826
Total crude oil purchased	**50,951**	**6,951**	**79,882**	**10,898**	**85,505**	**11,665**

The volume of crude oil purchased in Russia in 2006 was 382 thousand tonnes more than in 2005 as a result of an increase in purchases from our equity affiliates. This trend reflects structural changes in the Group: crude oil purchases in 2006 include transactions with OOO Geoilbent, our equity affiliate acquired in July 2005. In January 2007, a Group company acquired the remaining 34% of OOO Geoilbent, thereby increasing the Group's ownership stake in OOO Geoilbent to 100%. The volume of crude oil purchased internationally during 2006 decreased by 4,329 thousand tonnes compared to 2005, which was the result of a decrease of crude oil refining at our overseas refineries and shift of our trading activity to refined products.

Gas production. In 2006 we produced 13,612 million cubic meters of gas available for sale (including our share in equity affiliates), an increase of 141.6% compared to 2005. This increase resulted from an increase in production from the Nakhodkinskoe gas field, which totaled 8,348 million cubic meters of natural gas in 2006. We started production on the Nakhodkinskoe gas field in April 2005. This is the first stage of development of the Bolshekhetskaya basin fields in the Yamalo-Nenetsky Autonomous District. The field's planned production capacity of 10 billion cubic meters per year is expected to be achieved in 2007. In order to ensure continuous supply of the natural gas from the Nakhodkinskoe gas field to market, in October 2003, we signed an agreement with OAO Gazprom. In accordance with the agreement OAO Gazprom undertakes to purchase the gas at the Yamburg Compressor Plant and to transport it through the Russian Unified Gas Supply System. In September 2006, we entered into an additional agreement with OAO Gazprom, under which OAO Gazprom undertakes to purchase 8 billion cubic meters of gas annually at a price of 1,059 rubles per 1,000 cubic meters.

Refining, marketing and trading

We operate four refineries located in European Russia and three refineries located overseas – in Bulgaria, Ukraine and Romania. In August 2005 we closed the Odessa refinery to commence a wide-scale upgrade. We plan to complete the first stage of the upgrade and to put the Odessa refinery back into operation in the fourth quarter of 2007 with an annual capacity of 2.8 million tonnes. The second stage is expected to be finished in 2008.

Production of refined products at our refineries in 2006 increased by 3.4% as compared to 2005. Russian refineries increased production by 6.1%. The production of overseas refineries decreased by 7.7% as a result of the temporary shutdown of the Odessa refinery.

In late 2004 we began changing the refined products mix at our refineries in order to produce higher quality and more profitable products. In particular, in 2006 we produced 6,542 thousand tonnes of Euro 4 and Euro 5 diesel fuel at our Russian refineries (in 2005 – 4,671 thousand tonnes), and 548 thousand tonnes of Euro 3 gasoline (in 2005 – nil).

Along with our own production of refined products we refined crude oil at third party refineries. In Russia we refined 3,289 thousand tonnes of crude oil at third party refineries during 2006, primarily to supply our network in the Ural region (in 2005 – 1,634 thousand tonnes). To supply our retail networks in Eastern Europe we refined 1,698 thousand tonnes of crude oil at third party refineries in Belorussia and Serbia in 2006 (in 2005 – 1,213 thousand tonnes).

Our marketing and trading activities mainly include wholesale and bunkering operations in Western Europe and South-East Asia and Central America and retail operations in the USA, Baltic states and some other regions. In 2006, we continued to expand these activities in Western Europe, South-East Asia, Northern and Central America. As a result of this expansion, the total volume of refined products purchased from third parties for wholesale and to supply retail networks increased to 35,928 thousand tonnes or $19,413 million in 2006 (32,225 thousand tonnes or $15,021 million in 2005).

In Russia we purchase refined products on occasion, primarily to manage supply chain bottlenecks.

The following table represents volumes of refinery throughput, refined products produced and purchased.

	2006	2005	2004
		(thousand barrels per day)	
Own refinery throughput	978	945	869
		(thousand of tonnes)	
Refined products produced at the Group refineries in Russia*	37,459	35,290	33,438
Refined products produced at the Group refineries outside Russia	8,211	8,892	7,387
Total refined products produced at the Group refineries	**45,670**	**44,182**	**40,825**
Refined products purchased in Russia	919	1,394	2,020
Refined products purchased internationally	36,034	32,238	20,507
Total refined products purchased	**36,953**	**33,632**	**22,527**

* Excluding production of mini refineries.

Exports of crude oil and refined products from Russia

During 2006, the Company exported from Russia 50.2% of its total domestic crude oil production (in 2005 – 54.4%). 3.0% of crude oil produced was exported bypassing Transneft (in 2005 – 8.7%). During 2006, we decreased the volume of crude oil exported from Russia by 1,684 thousand tonnes, or by 3.7%, compared to 2005, in order to obtain benefits from increased refined products prices in Russia and on international markets and due to a higher level of export tariffs on crude oil compared to on refined products.

The volumes of crude oil exported from Russia by our subsidiaries are summarized as follows:

	2006		2005		2004	
	(thousand of barrels)	(thousand of tonnes)	(thousand of barrels)	(thousand of tonnes)	(thousand of barrels)	(thousand of tonnes)
Exports of crude oil using Transneft export routes	304,034	41,478	282,418	38,529	285,204	38,909
Exports of crude oil bypassing Transneft	19,461	2,655	53,421	7,288	54,161	7,389
Total crude oil exports	**323,495**	**44,133**	**335,839**	**45,817**	**339,365**	**46,298**

The crude oil exported through our own export infrastructure was 2,149 thousand tonnes in 2006, compared to 3,755 thousand tonnes in 2005. The decrease in crude oil exported through our own terminals occurred because we stopped exporting crude oil through the Vysotsk terminal in the third quarter of 2005 due to increased capacity of the Baltic Pipeline System owned and operated by Transneft. As a result, the volume of crude oil exported via the Primorsk terminal in 2006 increased up to 13,662 thousand tonnes, or 3,949 thousand tonnes more than in 2005.

Currently we use the Vysotsk terminal to export refined products: in 2006 we exported 8,423 thousand tonnes of refined products through this terminal (in 2005 – 5,065 thousand tonnes). In September 2006, we completed the construction of the Vysotsk terminal and expanded its capacity up to 11.6 million tonnes per year and total reservoir volume up to 460 thousand cubic meters. In the future we expect to use the terminal to export both crude oil and refined products, depending on market conditions.

In 2006, we exported from Russia 20.5 million tonnes of refined products, an increase of 23.5% compared to 2005. We export from Russia primarily diesel fuel, fuel oil and gasoil. These products account for approximately 86% of our refined products export volumes.

Main macroeconomic factors affecting our results of operation

Change in the price of crude oil and refined products

The price at which we sell crude oil and refined products is the primary driver of our revenues. During 2006, the Brent crude oil price fluctuated between $55 and $79 per barrel. In January–August of 2006, crude oil prices have been changing cyclically, with an upward trend driven mainly by political instability in major oil producing regions (Middle East and West Africa) and growth of the world economy, driven mainly by China. Just after reaching historical price maximum of $78.69 per barrel, the oil market experienced a rapid price correction, caused by a combination of fundamental factors (mostly excessive supply) and weakening of speculative factors. OPEC concerns on falling prices led to its intention to cut crude output, which kept crude oil prices from declining further. However, warm weather in the Northern hemisphere led to a decline of the Brent price down to $59 per barrel in the end of 2006. Based on OPEC data, its actual daily production in 2006 was 29.6 million barrels per day, or 1.5% less than in 2005. According to the International Energy Agency (IEA), in 2006 the world demand for crude oil and, subsequently, refined products increased by 0.9% compared to 2005, averaging 84.4 million barrels per day. It should be noted that OPEC has an obvious intention to maintain the price above $50 per barrel (which is the weighted average price in the budgets of OPEC countries). This situation can be viewed as an indicator that crude oil prices may remain relatively high in the medium-term.

Substantially all of the crude oil that we export is Urals blend. The following table shows the average crude oil and refined product prices for 2006, 2005 and 2004.

	2006	Change to 2005,%	2005	Change to 2004,%	2004
	(in US dollars per barrel, except for figures in percent)				
Brent crude	65.16	20.0	54.31	41.9	38.27
Urals crude (CIF Mediterranean)*	61.37	21.1	50.67	46.9	34.50
Urals crude (CIF Rotterdam)*	61.23	22.2	50.12	46.9	34.13
	(in US dollars per metric tonne, except for figures in percent)				
Fuel oil 3.5% (FOB Rotterdam)	286.91	24.8	229.92	51.4	151.81
Diesel fuel (FOB Rotterdam)	577.92	14.4	505.01	44.5	349.37
High-octane gasoline (FOB Rotterdam)	619.29	15.9	534.11	33.4	400.33

Source: Platts.

* The Company sells crude oil on foreign markets on various delivery terms. Thus, our average realized sale price of oil on international markets differs from the average prices of Urals blend on Mediterranean and Northern Europe markets.

Domestic crude oil and refined products prices

Substantially all crude oil produced in Russia is produced by vertically integrated oil companies such as ours. As a result, most transactions are between affiliated entities within vertically integrated groups. Thus, there is no concept of a benchmark domestic market price for crude oil. The price of crude oil that is produced but not refined or exported by one of the vertically integrated oil companies is generally determined on a transaction-by-transaction basis against a background of world market prices, but with no direct reference or correlation. At any time there may exist significant price differences between regions for similar quality crude oil as a result of the competition and economic conditions in those regions.

Domestic prices for refined products are determined to some extent by world market prices, but they are also directly affected by local demand and competition.

The table below represents average domestic wholesale prices of refined products in 2006, 2005 and 2004.

	2006	Change from 2005, %	2005	Change from 2004, %	2004
	(in US dollars per metric tonne, except for figures in percent)				
Fuel oil	175.07	42.9	122.54	73.1	70.78
Diesel fuel	473.44	12.8	419.74	47.4	284.75
High-octane gasoline (Regular)	559.11	14.9	486.71	27.3	382.19
High-octane gasoline (Premium)	617.41	15.9	532.52	25.7	423.60

Source: Kortes (excluding VAT).

Changes in the US dollar-ruble exchange rate and inflation

A substantial part of our revenues is either denominated in US dollars or is correlated to some extent with US dollar crude oil prices, while most of our costs in the Russian Federation are settled in Russian rubles. Therefore, ruble inflation and movements of exchange rates can significantly affect the results of our operations. In particular, our operating margins are generally adversely affected by the real appreciation of the ruble against the US dollar because this will generally cause our costs to increase in US dollar terms relative to our revenues.

The following table gives data on inflation in Russia, the change in the ruble-dollar exchange rate, and the level of real ruble appreciation.

	2006	2005	2004
Ruble inflation (CPI), %	9.1	10.9	11.7
Change of the ruble-dollar exchange rate, %	8.5	(3.7)	5.8
Real appreciation of the ruble against the US dollar*, %	19.3	6.9	18.5
Average exchange rate for the period (ruble to US dollar)	27.19	28.29	28.82
Exchange rate at the end of the period (ruble to US dollar)	26.33	28.78	27.75

* Devaluation of purchasing power of the US dollar in the Russian Federation calculated on basis of the ruble-dollar exchange rates and the level of inflation in Russia.

Tax burden

Given the relative size of our activities in Russia, our tax profile is largely determined by the taxes payable in Russia (based on records maintained under Russian legislation – not US GAAP). For 2006, 2005 and 2004, the tax charge on the Russian part of our operations was more than 80% of our total tax charge.

In addition to income taxes, we are subject to a number of other taxes in Russia, many of which are based on revenue or volumetric measures. Other taxes to which we are subject include:

- mineral extraction tax
- excise and export tariffs
- property tax
- social taxes
- VAT
- other local and regional taxes

The effective rates of total taxes and tariffs (total taxes, including income taxes, taxes other than on income and excise and export tariffs, divided by income before taxes and tariffs) for 2006, 2005 and 2004, respectively, were 77%, 74% and 71%. In 2006, tax expenses in Russia were about 55% of the domestic sales revenue of Russian companies of the Group and export sales.

The measures that we use for tax planning and management strategies have been based on our understanding of tax legislation existing at the time of implementation of these measures. We are subject to tax authority audits on an ongoing basis, as is normal in the Russian environment, and, at times, the authorities have attempted to impose significant additional taxes on us. We believe that we have adequately met and provided for tax liabilities based on our interpretation of existing tax legislation. However, the relevant authorities may have differing interpretations and the effects could be significant. In 2005, the Group recognized an expense of $163 million in relation to the results of tax audits of the Group companies for periods prior to the 2004 financial year.

The following table represents average enacted rates for taxes specific to the oil industry in Russia for the respective periods.

		2006*	Change to 2005, %	2005*	Change to 2004, %	2004*
Export tariffs on crude oil	$/tonne	197.01	50.8	130.62	134.2	55.77
Export tariffs on refined products						
Light distillates (gasoline), middle distillates (jet fuel), diesel fuel and gasoils	$/tonne	143.40	55.4	92.26	143.2	37.93
Liquid fuels (fuel oil)	$/tonne	77.27	46.5	52.73	43.9	36.64
Excise on refined products						
High-octane gasoline	RUR/tonne	3,629.00	–	3,629.00	8.0	3,360.00
Low-octane gasoline	RUR/tonne	2,657.00	–	2,657.00	8.0	2,460.00
Diesel fuel	RUR/tonne	1,080.00	–	1,080.00	8.0	1,000.00
Motor oils	RUR/tonne	2,951.00	–	2,951.00	8.0	2,732.00
Mineral extraction tax						
Crude oil	RUR/tonne	2,265.69	20.8	1,876.26	78.2	1,052.76
Natural gas	RUR/1,000 m^3	147.00	8.9	135.00	26.2	107.00

* Average values.

Tax rates set in rubles and translated at the average exchange rates for the respective periods are as follows:

		2006*	Change to 2005, %	2005*	Change to 2004, %	2004*
Excise on refined products						
High-octane gasoline	USD/tonne	133.49	4.1	128.29	10.0	116.59
Low-octane gasoline	USD/tonne	97.74	4.1	93.93	10.0	85.36
Diesel fuel	USD/tonne	39.73	4.1	38.18	10.0	34.70
Motor oils	USD/tonne	108.55	4.1	104.33	10.0	94.80
Mineral extraction tax						
Crude oil	USD/tonne	83.34	25.7	66.32	81.5	36.53
Natural gas	USD/1,000 m^3	5.41	13.4	4.77	28.6	3.71

* Average values.

During 2006, the tax rates specific to the oil industry in Russia rose significantly compared to the previous year. These increases primarily resulted from the growth of the Urals crude oil price. The methods to determine the rates for such taxes are presented below. Excise taxes on refined products in Russia remained at the same level as in 2005.

Crude oil extraction tax rate. Effective from January 1, 2005, the base rate is 419 rubles per metric tonne extracted and is adjusted depending on the international market price of Urals blend and the ruble exchange rate. The tax rate is zero when the average Urals blend international market price for a tax period is less than or equal to $9.00 per barrel. Each $1.00 per barrel increase in the international Urals blend price over the threshold ($9.00 per barrel) results in an increase of the tax rate by $1.61 per tonne extracted (or $0.22 per barrel extracted using a conversion factor of 7.33). This method of determining the crude oil extraction tax was applied until December 31, 2006.

Effective from January 1, 2007, the crude oil extraction tax rate varies depending on the development and depletion of a particular oil field. The tax rate is zero for extra-heavy crude oil and for crude oil produced in certain regions of Eastern Siberia, depending on the period and volume of production. For crude oil produced in other regions the tax rate calculation described above should be multiplied by a coefficient characterizing the depletion of a particular oil field. The coefficient is equal to 1.0 for the oil fields with depletion below 80%. Each 1% increase of depletion of a particular oil field above 80% results in a decrease of the coefficient by 0.035. The minimum value of the coefficient is 0.3. The depletion level assessment is based on crude oil production and reserves information reported to the Russian government.

Natural gas extraction tax rate. Mineral extraction tax on natural gas production is calculated using a flat rate. From time to time Russian legislative authorities amend the tax rate. The current rate of 147 rubles per thousand of cubic meters of natural gas extracted has been effective since January 1, 2006.

Crude oil export duty rate is calculated on a three-layer progressive scale. The rate is zero when the average Urals blend international market price is less than or equal to approximately $15.00 per barrel ($109.50 per metric tonne). If the Urals blend price is in a layer between $15.00 and $20.00 per barrel ($146.00 per metric tonne), each $1.00 per barrel increase in the Urals blend price over the layer's lower bound results in an increase of the crude oil export duty rate by $0.35 per barrel exported. If the Urals blend price is in a layer between $20.00 and $25.00 per barrel ($182.50 per metric tonne), each $1.00 per barrel increase in the Urals blend price over the layer's lower bound results in an increase of the crude oil export duty rate by $0.45 per barrel exported. Each $1.00 dollar per barrel increase in the Urals blend price over $25.00 per barrel results in an increase of the crude oil export duty rate by $0.65 per barrel exported. Export duty rates are set by the Russian Government with regard to the average Urals blend price on international crude oil markets (Mediterranean and Rotterdam) during the latest monitoring period and are effective from the first date of the second calendar month following the monitoring period. Each monitoring period consists of two calendar months starting from November 1, 2001.

Thus, the calculation method for the crude oil export duty rate results in a two-month gap between movements in crude prices and amendment of export duty rate.

Export duty rates on refined products are set by the Russian government. The rate of export duty depends on internal demand for refined products and international crude oil market conditions.

Crude oil and refined products exported to CIS countries, other than Ukraine, are not subject to export duties. On January 1, 2007, customs regulations between Russia and Belorussia were changed. Crude oil exported from Russia to Belorussia is now subject to export duties. The latest amendments made by customs authorities set a coefficient of 0.293 to be applied from February 1, 2007 to the regular export duty rate set by the Russian Government for calculation of export duty on crude oil exports from Russia to Belorussia.

Transportation of crude oil and refined products in Russia

The main Russian crude oil production regions are remote from the main crude oil and refined products markets. Therefore, access of crude oil production companies to the markets is dependent on the extent of diversification of transport infrastructure and access to it. As a result, transportation cost is an important macroeconomic factor affecting our net income.

Transportation of crude oil produced in Russia to refineries and export destinations is performed primarily through the trunk oil pipeline system of state-owned OAO AK Transneft ("Transneft"). Access to the Transneft crude oil export pipeline network is allocated quarterly, based on recent volumes produced and delivered through the pipeline and proposed export destinations. There is a constraint on the ability of Russian companies to export their crude oil due to the limited capacity of Russian transportation infrastructure on the most profitable export routes. Moreover, the crude oil transported by Transneft is Urals blend – a mix of crude oils of various qualities, therefore Russian companies, which produce crude oil of a higher quality, can not obtain benefits from selling it using Transneft's pipeline. Alternative access to international markets bypassing Transneft export routes can be obtained through railroad transport, by tankers, and our own export infrastructure. Our own export infrastructure includes the Vysotsk terminal in the Leningrad region, the Varandey terminal in the Nenetsky Autonomous District and the Izhevskoye terminal in the Kaliningrad region.

Transportation of refined products in Russia is performed by railway transport and pipeline system of OAO AK Transnefteproduct. Russian railway infrastructure is owned and operated by OAO Russian Railways. OAO Russian Railways and OAO AK Transnefteproduct are state-owned companies. Besides transportation of refined products OAO Russian Railways provides oil companies with crude oil transportation services. We transport the major part of our refined products by railway transport.

As the activities of the above mentioned companies fall under the scope of natural monopolies, the fundamentals of their tariff policies are defined by the state authorities to ensure the balance of interests of the state and all participants in the transportation process. Transportation tariffs of natural monopolies are set by the Federal Service for Tariffs of the Russian Federation ("FST"). The tariffs are dependent on transport destination, delivery volume, distance of transportation, and several other factors. Changes in the tariffs depend on inflation forecasts by the Ministry of Economic Development and Trade of the Russian Federation, the investment needs of owners of transport infrastructure, other macroeconomic factors, and compensation of economically reasonable expenses, incurred by entities of natural monopolies. Tariffs are to be revised by FST at least annually.

According to the Federal Statistics Service of the Russian Federation, during 2006 transportation tariffs increased as follows: transportation of crude oil by pipeline – 8.0%, transportation of refined products by pipeline – 4.1%, transportation by railway – 8.9%. These amounts differ from actual changes in tariffs for transportation of crude oil and refined products by the Group for the period considered due to the specifics in the routes and geography of our supplies from the Russian transportation averages.

Year ended December 31, 2006 compared to year ended December 31, 2005

Results of operations

The table below details certain income and expense items from our consolidated statements of income for the periods indicated.

	2006	2005	Change, %
	(millions of US dollars)		
Revenues			
Sales (including excise and export tariffs)	67,684	55,774	21.4
Equity share in income of affiliates	425	441	(3.6)
Total revenues	**68,109**	**56,215**	**21.2**
Costs and other deductions			
Operating expenses	(4,657)	(3,487)	33.6
Cost of purchased crude oil, petroleum and chemical products	(22,374)	(19,398)	15.3
Transportation expenses	(3,863)	(3,519)	9.8
Selling, general and administrative expenses	(2,885)	(2,578)	11.9
Depreciation, depletion and amortization	(1,851)	(1,315)	40.8
Taxes other than income taxes	(8,075)	(6,334)	27.5
Excise and export tariffs	(13,570)	(9,931)	36.6
Exploration expense	(209)	(317)	(34.1)
(Loss) gain on disposals and impairments of assets	(148)	52	–
Income from operating activities	**10,477**	**9,388**	**11.6**
Interest expense	(302)	(275)	9.8
Interest and dividend income	111	96	15.6
Currency translation gain (loss)	169	(134)	–
Other non-operating expense	(118)	(44)	168.2
Minority interest	(80)	(121)	(33.9)
Income before income taxes	**10,257**	**8,910**	**15.1**
Current income taxes	(2,906)	(2,301)	26.3
Deferred income taxes	133	(166)	–
Total income tax expense	**(2,773)**	**(2,467)**	**12.4**
Net income	**7,484**	**6,443**	**16.2**
Basic earnings per share of common stock (in US dollars)	9.06	7.91	14.5
Diluted earnings per share of common stock (in US dollars)	9.04	7.79	16.0

The analysis of the main financial indicators of the financial statements is provided below.

Sales revenues

Sales breakdown	2006		2005	
	(millions of US dollars)			
Crude oil				
Export and sales on international markets other than CIS	16,859	24.9%	15,589	28.0%
Export and sales to CIS	790	1.2%	778	1.4%
Domestic sales	376	0.6%	120	0.2%
	18,025	**26.7%**	**16,487**	**29.6%**
Refined products				
Export and sales on international markets				
Wholesale	30,302	44.7%	22,923	41.1%
Retail	7,157	10.6%	6,293	11.3%
Domestic sales				
Wholesale	5,431	8.0%	4,753	8.5%
Retail	2,720	4.0%	1,972	3.5%
	45,610	**67.3%**	**35,941**	**64.4%**
Petrochemicals				
Export and sales on international markets	1,260	1.9%	1,134	2.0%
Domestic sales	569	0.8%	469	0.9%
	1,829	**2.7%**	**1,603**	**2.9%**
Other	**2,220**	**3.3%**	**1,743**	**3.1%**
Total sales	**67,684**	**100.0%**	**55,774**	**100.0%**

Sales volumes	2006		2005	
Crude oil	(thousands of barrels)			
Export and sales on international markets other than CIS	278,972		312,712	
Export and sales to CIS	21,682		23,852	
Domestic sales	13,363		4,926	
Crude oil	(thousands of tonnes)			
Export and sales on international markets other than CIS	38,059	30.0%	42,662	34.7%
Export and sales to CIS	2,958	2.3%	3,254	2.6%
Domestic sales	1,823	1.4%	672	0.5%
	42,840	**33.7%**	**46,588**	**37.8%**
Refined products	(thousands of tonnes)			
Export and sales on international markets				
Wholesale	57,558	45.4%	49,549	40.2%
Retail	7,171	5.7%	7,117	5.8%
Domestic sales				
Wholesale	15,155	12.0%	16,421	13.3%
Retail	3,995	3.2%	3,549	2.9%
	83,879	**66.3%**	**76,636**	**62.2%**
Total sales volume of crude oil and refined products	**126,719**	**100.0%**	**123,224**	**100.0%**

Realized average sales prices

	2006		2005	
	($/barrel)	($/tonne)	($/barrel)	($/tonne)
Average realized price international				
Oil (excluding CIS)	60.43	442.96	49.85	365.41
Oil (CIS)	36.46	267.22	32.63	239.20
Refined products				
Wholesale		526.46		462.61
Retail		998.05		884.30
Average realized price within Russia				
Oil	28.16	206.43	24.44	179.15
Refined products				
Wholesale		358.38		289.41
Retail		680.79		555.80

During 2006 our revenues increased by $11,910 million, or by 21.4%, compared to 2005.

The total volume of crude oil and refined products sold amounted to 126.7 million tonnes, which is nearly at the same level as in 2005 (an increase of 2.8%). Our revenues from crude oil sales increased by $1,538 million, or by 9.3%. Our sales of refined products increased by $9,669 million, or by 26.9%.

Sales of crude oil and refined products on international markets, including the CIS, accounted for 83.4% of the total sales volume in 2006 (83.3% in 2005).

The increase in sales was principally due to the following:

- favorable price conditions (see "Change in the price of crude oil and refined products" on page 93)
- increase in total volume of crude oil production (see "Hydrocarbon production" on page 91)
- increase in trading activities (see page 92)
- increase in crude oil refining, resulting from an increase in refining margins

Sales of crude oil

In 2006 we reduced exports of crude oil from Russia by 1,684 thousand tonnes, or by 3.7%. However, revenue from crude oil sales on international markets increased by 7.8% compared to the previous year. The negative effect of reduced volumes of exports from Russia and our crude oil trading activities on international markets was offset by the growth of crude oil prices.

During 2006, we increased our sales of crude oil on the domestic market compared to 2005 by 1,151 thousand tonnes, or by 171.3%.

Sales of refined products

Sales of refined products made up 67.3% of our total revenues (66.3% in terms of volumes sold) compared to 64.4% (62.2% – in terms of volumes) in 2005. The portion of our domestic refined product sales in 2006 was 15.2% of the total tonnes sold (in 2005 – 16.2%), but represented 12.0% of our total revenues (in 2005 – 12.0%). The decrease in our domestic refined products sales as a percentage of total refined products sales was due to the expansion of our trading activities outside Russia.

The average realized wholesale price of refined products outside Russia increased by $63.85 per tonne, or by 13.8%, compared to 2005. Wholesale volumes of refined products sold outside Russia increased by 8,009 thousand tonnes, or by 16.2%, due to increased volumes of refined products trading and exports from Russia. As a result, our revenue from the wholesale of refined products outside Russia increased by $7,379 million, or by 32.2%.

In 2006, retail sales of refined products outside Russia were approximately at the same level as in 2005. Average retail prices increased up to $998.05 per tonne, or by 12.9% from 2005 to 2006. As a result, our revenue from retail sales increased by $864 million, or by 13.7% from 2005 to 2006. In 2006, revenue from retail sales was 19.1% (in 2005 – 21.5%) of total refined products sales outside Russia. Our international retail sales include supplies of refined products to third party retail networks within the bounds of long-term contracts with pricing similar to retail pricing.

The wholesale of refined products within Russia in 2006 decreased by 1,266 thousand tonnes, or by 7.7%, compared to 2005. The average domestic realized price on refined products increased by $68.97 per tonne, or by 23.8%. As a result, our revenue from the wholesale of refined products on the domestic market increased by $678 million, or by 14.3%. Volumes of refined products, which were not utilized in the domestic wholesale market were directed to a retail segment or exported from Russia.

Retail sales within Russia in 2006 increased by 446 thousand tonnes, or by 12.6%, compared to 2005. Average retail prices increased up to $680.79 per tonne, or by 22.5%. As a result, our revenue from retail sales increased by $748 million in 2006, or by 37.9%, compared to 2005. Revenue from retail sales was 33.4% of total refined products sales in Russia in 2006 (in 2005 – 29.3%).

Sales of petrochemical products

Revenue from sales of petrochemical products increased in 2006 by $226 million, or by 14.1%, compared to 2005, due to an increase in prices for petrochemical products.

Sales of other products

Other sales include revenues from sales of gas, gas refined products and other services provided and goods not related to our primary activities (such as electricity, heat, etc.) sold by our production and marketing companies. Other sales increased by $477 million, or by 27.4%, generally as a result of the growth in gas and gas refined products sales. Sales of natural gas amounted to $230 million in 2006. Our major purchaser of natural gas produced in Russian Federation is OAO Gazprom. In 2006 we sold 7.5 billion cubic meters to OAO Gazprom at an average realization price of $23.6 per 1,000 cubic meters. For details on the agreement with OAO Gazprom please refer to page 92.

Equity share in income of affiliates

Compared to 2005, our share in the income of affiliates decreased by $16 million, or by 3.6%. Our largest affiliate is ZAO Turgai-Petroleum, a 50% interest affiliate company developing the Kumkol oil field in Kazakhstan. The Group's share in the net income of ZAO Turgai-Petroleum in 2006 was $184 million, which represents a decrease of $14 million as compared to 2005. This decrease in the net income of ZAO Turgai-Petroleum, along with the effect of changes in our ownership of equity affiliates mitigated the overall growth in the profitability of our Russian oil and gas producing affiliates.

Operating expenses

Operating expenses include the following types of costs:

	2006	2005
	(millions of US dollars)	
Hydrocarbon extraction expenses	2,312	1,764
Refining expenses	730	644
Petrochemical expenses	247	214
Other operating expenses	1,782	1,275
	5,071	**3,897**
Change in operating expenses in crude oil and refined products inventory originated within the Group	(414)	(410)
Total operating expenses	**4,657**	**3,487**
Cost of purchased crude oil, petroleum and chemical products	**22,374**	**19,398**

Compared to 2005, operating expenses increased by $1,170 million, or by 33.6%, which is mainly explained by the growth of hydrocarbon extraction expenses and other operating expenses.

Real appreciation of the ruble against the US dollar is a significant factor affecting our operating expenses in Russia. For the year ended December 31, 2006 the real ruble appreciation was 19.3%.

Hydrocarbon extraction expenses. Our extraction expenses include expenditures related to repairs of extraction equipment, labor costs, expenses on artificial stimulation of reservoirs, fuel and electricity costs, property insurance of extraction equipment and other similar costs.

Expenses of the Company's oil and gas production enterprises related to the sale of services and goods (such as electricity, heat, etc.) that do not relate to core activities have been excluded from extraction expenses and are included in other operating costs.

In 2006 our extraction expenses rose by $548 million, or by 31.1%, compared to 2005. The increase resulted from growth of hydrocarbons production by our subsidiaries up to 753.8 million BOE, or by 13.3%, compared to 2005, the effect of the real ruble appreciation, increased expenses of artificial stimulation of reservoirs and expenses for power supply and materials. In 2006, extraction expenses included $95 million of expenses related to crude oil producing companies acquired in late 2005 and in 2006. Our average hydrocarbon extraction cost per barrel of oil equivalent increased from $2.66 to $3.08, or by 15.8%, compared to 2005.

Refining expenses at our refineries increased by $86 million, or by 13.4%, in 2006 compared to 2005.

Refining expenses of our domestic refineries increased by 14.3%, or by $65 million as a result of increased production volume and due to the effect of the real ruble appreciation.

Refining expenses of our international refineries in 2006 increased by 11.1%, or by $21 million, compared to 2005. The growth of refining expenses was primarily due to the growth of high-quality production output at our plant in Bulgaria, which was partly offset by the reduction of refining expenses at the Odessa refinery, due to its wide-scale upgrade.

Operating expenses of our petrochemical companies increased by $33 million, or by 15.4%, compared to 2005, mainly as a result of the increased cost of raw materials and power supply and maintenance activities performed at our Russian petrochemical plants in the second quarter of 2006.

Other operating expenses include operating expenses of our gas processing plants, the costs of other services provided and goods not related to our core activities (such as electricity, heat, etc.) sold by our production and marketing companies, and operating expenses of other non-core businesses of the Group. Other operating expenses also include transportation costs associated with the delivery of crude oil from the Group's exploration and production entities to the Group's refineries, and processing fees paid to third party refineries. Other operating expenses increased by $507 million, or by 39.8%, compared to 2005. This was due to increased volumes of our crude oil refined at third party refineries, increased purchases of gas and gas refined products from third parties and other services provided.

Change in operating expenses in crude oil and refined products inventory originated within the Group includes extraction and refining expenses related to crude oil and refined products produced by the Group during the reporting period, but not sold to third parties.

Before 2006, such amounts included changes in inventory balances related to mineral extraction taxes, export tariffs and transportation expenses. Commencing in the first quarter of 2006, such changes are reflected in the corresponding income statement lines. Since the Group's management assesses the effect of the change in this classification on the presentation of the income statement for the year 2005 as not material, no reclassifications were made to comparatives.

Cost of purchased crude oil, petroleum and chemical products increased by $2,976 million in 2006, or by 15.3%, compared to the previous year due to a significant increase in the volume of refined products trading and increase in market prices for crude oil and petroleum products. At the same time we saw a decrease in the cost of purchased crude oil of $1,166 million resulting from decreased volumes due to the temporary shutdown of the Odessa refinery.

Cost of purchased crude oil, petroleum and chemical products includes the result of hedging of international crude oil and refined products sales. In 2006 we recognized a $183 million gain on hedging compared to a loss of $171 million in 2005.

Transportation expenses

The increase in the total volume of sales together with the increase in transportation tariffs led to an increase in our transportation expenses in 2006 by $344 million, or by 9.8%, compared to 2005.

Average transportation tariffs weighted by volumes of the Group's crude oil and refined products export deliveries to different locations changed in 2006 compared to the previous year as follows: crude oil sea shipping tariffs decreased by 15.2%; crude oil pipeline tariffs increased by 21.5%; railway tariffs for refined products transportation increased by 26.6%.

Selling, general and administrative expenses

In 2006 our selling, general and administrative expenses increased by $307 million, or by 11.9%, compared to 2005. The above-mentioned expenses include general business expenses, payroll costs (excluding extraction entities' and refineries' production staff costs), insurance costs (except for property insurance related to oil and gas, and refinery equipment), costs of maintenance of social infrastructure, movement in bad debt provision and other expenses.

The increase in selling, general and administrative expenses was a result of the real ruble appreciation and the general expansion of our operations outside Russia. These expenses were also affected by an increase in costs related to our share-based compensation program for management in 2006 ($280 million compared to $263 million in 2005).

Selling, general and administrative expenses for 2006 also included $87 million of expenses related to the subsidiaries, that we acquired in late 2005 and in 2006.

Depreciation, depletion and amortization

Depreciation, depletion and amortization expenses include depletion of assets fundamental to production, depreciation of other productive and non-productive assets and certain intangible assets. Our depreciation, depletion and amortization expenses increased by $536 million, or by 40.8%, compared to 2005. The increase was a result of the Company's capital expenditures and the corresponding increase in depreciable assets. The increase included $198 million of depreciation, depletion and amortization expenses related to our acquisitions, in late 2005 and in 2006.

Exploration expenses

During 2006, the amount charged to exploration expense decreased by $108 million, or by 34.1%, compared to 2005. In 2006, dry hole costs amounted to $91 million, primarily related to international exploration projects in Egypt ($12 million) and exploration in Komi and Timan-Pechora in Russia ($53 million). Geological and geophysical costs, charged to exploration expense in 2006 were incurred primarily in Russia and Uzbekistan ($78 million and $12 million, respectively).

In 2005, dry hole costs amounted to $170 million. The Group completed drilling the first exploratory wells of the Yalama (D-222) and Tyub-Karagan exploration projects (located in Azerbaijan and Kazakhstan, respectively). Both exploratory wells were dry and the costs of $105 million were charged to expense.

(Loss) gain on disposals and impairments of assets

Loss on disposals and impairment of assets in 2006 amounted to $148 million compared to a $52 million gain in 2005.

The losses included the financial result from disposals of a number of non-core assets and individually insignificant impairments of non-performing business units. Losses in 2006 also included the impairment of unproved property in Azerbaijan of $68 million.

In 2005, we recognized a gain of $152 million on the sale of our 30% interest in OOO Narianmarneftegaz to ConocoPhillips, a gain of $4 million on the sale of our 38% interest in ZAO Globalstroy-Engineering and a gain of $25 million on the sale of our interest in ZAO Arktikneft.

Interest expense

Interest expense in 2006 increased by $27 million, or by 9.8%, compared to 2005. The growth of interest expense was primarily due to debt service related to the loan of $1,934 million, which the Group obtained to finance the acquisition of Nelson and a general increase of our indebtedness. Moreover, in the second quarter of 2006, the Group and ConocoPhillips reached an agreement to amend the contractual interest rates related to the financing of our joint venture OOO Narianmarneftegaz from 0.1% to 6.8-8.2% per annum, which also impacted interest expense.

Taxes other than income taxes

The increase in taxes other than income taxes resulted primarily from a $1,691 million increase in mineral extraction taxes, which are linked to international crude oil prices (see "Tax burden" on page 94). Other taxes for 2005 included a $150 million provision accrued in relation to the results of tax audits of the Group companies for periods prior to the 2004 financial year.

	2006		2005	
	In Russia	International	In Russia	International
	(millions of US dollars)			
Mineral extraction taxes	7,281	–	5,590	–
Social security taxes and contributions	309	47	284	40
Property tax	219	28	210	23
Other taxes	160	31	162	25
	7,969	**106**	**6,246**	**88**
Total		**8,075**		**6,334**

Excise and export tariffs

Our excise and export tariffs include taxes on sales of refined products and export tariffs on the export of crude oil and refined products. Excise and export tariffs increased by $3,639 million, or by 36.6%, compared to 2005. The increase in export tariff expenses resulted from a growth in export tariff rates (see "Tax burden" on page 94). Because of the two-month lag between the determination of the crude oil export tariff rate and the period of its application in the fourth quarter of 2006 we sold crude oil at lower prices while we paid export tariffs at higher rates. This resulted in approximately $0.4 billion of negative effect on income before income tax.

	2006		2005	
	In Russia	International	In Russia	International
	(millions of US dollars)			
Excise tax and sales taxes on refined products	610	2,835	654	2,679
Export tariffs	10,114	11	6,590	8
	10,724	**2,846**	**7,244**	**2,687**
Total		**13,570**		**9,931**

Income taxes

Our total income tax expense increased by $306 million, or by 12.4%, compared to 2005, due to an increase of income before income tax by $1,347 million, or by 15.1%.

Our effective income tax rate in 2006 was 27.0% (in 2005 it was 27.7%), which is higher than the maximum statutory rate for the Russian Federation (24%). This is attributable to the fact that some costs incurred during the period are not tax deductible or only deductible to a certain limit.

Reconciliation of net income to EBITDA (earnings before interest, income taxes, depreciation and amortization)

	2006	2005
	(millions of US dollars)	
Net income	**7,484**	**6,443**
Add back:		
Income tax expense	2,773	2,467
Depreciation and amortization	1,851	1,315
Interest expense	302	275
Interest and dividend income	(111)	(96)
EBITDA	**12,299**	**10,404**

EBITDA is a non-US GAAP financial measure. EBITDA is defined as net income before interest, taxes and depreciation and amortization. The Company believes that EBITDA provides useful information to investors because it is an indicator of the strength and performance of our business operations, including our ability to finance capital expenditures, acquisitions and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under US GAAP, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our EBITDA calculation is commonly used as a basis for some investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the oil and gas industry. EBITDA should not be considered in isolation as an alternative to net income, operating income or any other measure of performance under US GAAP. EBITDA does not include our need to replace our capital equipment over time.

Year ended December 31, 2005 compared to the year ended December 31, 2004

Results of operations

The table below details certain income and expense items from our consolidated statements of income for the periods indicated.

	2005	2004	Change, %
	(millions of US dollars)		
Revenues			
Sales (including excise and export tariffs)	55,774	33,845	64.8
Equity share in income of affiliates	441	213	107.0
Total revenues	**56,215**	**34,058**	**65.1**
Costs and other deductions			
Operating expenses	(3,487)	(2,880)	21.1
Cost of purchased crude oil, petroleum and chemical products	(19,398)	(10,124)	91.6
Transportation expenses	(3,519)	(2,784)	26.4
Selling, general and administrative expenses	(2,578)	(2,024)	27.4
Depreciation, depletion and amortization	(1,315)	(1,075)	22.3
Taxes other than income taxes	(6,334)	(3,505)	80.7
Excise and export tariffs	(9,931)	(5,248)	89.2
Exploration expenses	(317)	(171)	85.4
Gain (loss) on disposals and impairments of assets	52	(213)	–
Income from operating activities	**9,388**	**6,034**	**55.6**
Interest expense	(275)	(300)	(8.3)
Interest and dividend income	96	180	(46.7)
Currency translation (loss) gain	(134)	135	–
Other non-operating (expense) income	(44)	21	–
Minority interest	(121)	(62)	95.2
Income before income taxes	**8,910**	**6,008**	**48.3**
Current income taxes	(2,301)	(1,614)	42.6
Deferred income taxes	(166)	(146)	13.7
Total income tax expense	**(2,467)**	**(1,760)**	**40.2**
Net income	**6,443**	**4,248**	**51.7**
Basic earnings per share of common stock (in US dollars)	7.91	5.20	52.1
Diluted earnings per share of common stock (in US dollars)	7.79	5.13	51.9

The analysis of the main financial indicators of the financial statements is provided below.

Sales revenues

Sales breakdown	2005		2004	
	(millions of US dollars)			
Crude oil				
Export and sales on international markets other than CIS	15,589	28.0%	10,338	30.5%
Export and sales to CIS	778	1.4%	602	1.8%
Domestic sales	120	0.2%	181	0.5%
	16,487	**29.6%**	**11,121**	**32.8%**
Refined products				
Export and sales on international markets				
Wholesale	22,923	41.1%	11,403	33.7%
Retail	6,293	11.3%	3,914	11.6%
Domestic sales				
Wholesale	4,753	8.5%	3,429	10.1%
Retail	1,972	3.5%	1,236	3.7%
	35,941	**64.4%**	**19,982**	**59.1%**
Petrochemicals				
Export and sales on international markets	1,134	2.0%	1,021	3.0%
Domestic sales	469	0.9%	332	1.0%
	1,603	**2.9%**	**1,353**	**4.0%**
Other	**1,743**	**3.1%**	**1,389**	**4.1%**
Total sales	**55,774**	**100.0%**	**33,845**	**100.0%**

Sales volumes	2005		2004	
	(thousands of barrels)			
Crude oil				
Export and sales on international markets other than CIS	312,712		307,523	
Export and sales to CIS	23,852		29,877	
Domestic sales	4,926		11,999	
Crude oil	(thousands of tonnes)			
Export and sales on international markets other than CIS	42,662	34.7%	41,954	38.6%
Export and sales to CIS	3,254	2.6%	4,076	3.7%
Domestic sales	672	0.5%	1,637	1.5%
	46,588	**37.8%**	**47,667**	**43.8%**
Refined products	(thousands of tonnes)			
Export and sales on international markets				
Wholesale	49,549	40.2%	35,946	33.1%
Retail	7,117	5.8%	5,480	5.0%
Domestic sales				
Wholesale	16,421	13.3%	16,981	15.6%
Retail	3,549	2.9%	2,743	2.5%
	76,636	**62.2%**	**61,150**	**56.2%**
Total sales volume of crude oil and refined products	**123,224**	**100.0%**	**108,817**	**100.0%**

Realized average sales prices	2005		2004	
	($/barrel)	($/tonne)	($/barrel)	($/tonne)
Average realized price international				
Oil (excluding CIS)	49.85	365.41	33.62	246.42
Oil (CIS)	32.63	239.20	20.13	147.57
Refined products				
Wholesale		462.61		317.24
Retail		884.30		714.19
Average realized price within Russia				
Oil	24.44	179.15	15.09	110.58
Refined products				
Wholesale		289.41		201.94
Retail		555.80		450.64

During 2005, our revenues increased by $21,929 million, or by 64.8%, compared to 2004.

The total volume of crude oil and refined products sold amounted to 123.2 million tonnes, which is 13.2% more than in 2004. Our revenues from crude oil sales increased by $5,366 million, or by 48.3%. Our sales of refined products increased by $15,959 million, or by 79.9%.

Sales of crude oil and refined products on the international markets, including the CIS, accounted for 83.3% of total sales volume in 2005, compared to 80.4% in 2004.

The increase in sales was principally due to the following:

- favorable price conditions
- increase in total volume of crude oil production
- increase in trading activities
- increase in crude oil refining

Sales of crude oil

During 2005, the Company decreased its sales of crude oil on the domestic market compared to 2004 by 965 thousand tonnes, or by 58.9%, due to increased volume of refining in Russia.

In order to obtain benefits from increased refined products prices in Russia and on international markets and due to a higher level of export tariff on crude oil compared to export tariffs on refined products we reduced the volume of crude oil exported from Russia by 481 thousand tonnes, or by 1.0%, compared to 2004.

Sales of refined products

Sales of refined products made up 64.4% of our total revenues (62.2% in terms of volumes sold) compared to 59.1% (56.2% – in terms of volumes) in 2004. The portion of our domestic refined product sales in 2005 was 16.2% of the total tonnes sold (2004: 18.1%), but represented 12.0% of our total revenues (2004: 13.8%). The decrease in our domestic refined products sales as a percentage of total refined products sales is due to a significant expansion of trading activities outside Russia.

The average realized wholesale price on refined products outside Russia increased by $145.37 per tonne, or by 45.8%, compared to 2004. Volumes of refined products sold outside Russia increased by 13,603 thousand tonnes, or by 37.8%. As a result, our revenue from the wholesale of refined products outside Russia increased by $11,520 million, or by 101.0%.

In 2005, retail sales of refined products outside Russia increased by 1,637 thousand tonnes, or by 29.9%, compared to 2004. The increase was a result of the continuing development of our existing retail chains outside Russia and structural changes in the retail networks we operate. In particular, in May 2004, we acquired an additional retail network in the USA, and in March 2005 we acquired a retail network in Finland. Average retail prices increased up to $884.30 per tonne, or by 23.8%. As a result, our revenue from retail sales increased by $2,379 million, or by 60.8%. In 2005, revenue from retail sales was 21.5% (in 2004 – 25.6%) of total refined products sales outside Russia. Our international retail sales include sales of refined products to third party retail networks within the bounds of long-term contracts with pricing similar to retail pricing.

Wholesale of refined products within Russia in 2005 slightly decreased compared to 2004 because of growth in retail sales and exports of refined products from Russia. The average domestic realized price on refined products increased by $87.47 per tonne, or by 43.3%. As a result, our revenue from wholesale of refined products on the domestic market increased by $1,324 million, or by 38.6%.

Retail sales within Russia in 2005 increased by 806 thousand tonnes, or by 29.4%, compared to 2004. Average retail prices increased up to $555.80 per tonne, or by 23.3%. As a result, our revenue from retail sales increased by $736 million, or by 59.5%. Revenue from retail sales was 29.3% of total refined products sales in Russia in 2005 (in 2004 – 26.5%).

Sales of petrochemical products

Revenue from sales of petrochemical products increased by $250 million, or by 18.5%, during 2005. This was mainly due to an increase in average realized prices.

Sales of other products

Other sales include revenues from sales of gas, gas refined products and other services provided and goods not related to our primary activities (such as electricity, heat, etc.) sold by our production and marketing companies. Other sales increased by $354 million, or by 25.5%, as a result of sales of other products produced by the Company, primarily gas and gas refined products, and increased activity in providing other services to third parties.

Equity share in income of affiliates

Our share in the income of affiliates in 2005 increased by $228 million, or by 107.0%, compared to 2004 due to a general increase in the profitability of our crude oil production affiliates in particular due to an increase in the net income of ZAO Turgai-Petroleum. ZAO Turgai-Petroleum, of which we own 50%, is a partner in the Turgai-Petroleum joint venture developing the Kumkol oil field in Kazakhstan. The Group's share in the net income of ZAO Turgai-Petroleum in 2005 was $198 million, which represents an increase of $153 million as compared to the previous year.

Operating expenses

Operating expenses include the following types of costs:

	2005	2004
	(millions of US dollars)	
Hydrocarbon extraction expenses	1,764	1,556
Refining expenses	644	532
Petrochemical expenses	214	207
Other operating expenses	865	585
Total operating expenses	**3,487**	**2,880**
Cost of purchased crude oil, petroleum and chemical products	**19,398**	**10,124**

Compared to 2004, operating expenses increased by $607 million, or by 21.1%. Real appreciation of the ruble against the US dollar is still a significant factor affecting our operating expenses in Russia. In 2005 the real ruble appreciation was 6.9%.

Hydrocarbon extraction expenses. Our extraction expenses include expenditures related to repairs of extraction equipment, labor costs, expenses of artificial stimulation of reservoirs, fuel and electricity costs, property insurance of extraction equipment and other similar costs.

Expenses of the Company's oil and gas production enterprises related to the sale of services and goods (such as electricity, heat, etc.) that do not relate to core activities have been excluded from extraction expenses and are included in other operating costs.

In 2005 our extraction expenses rose by $208 million, or by 13.4%, compared to 2004. The increase resulted from growth of hydrocarbons production by our subsidiaries up to 665.6 million BOE, or by 4.9%, compared to 2004, and increased expenses on repairs, overhaul and artificial stimulation of reservoirs in our production subsidiaries. Moreover, extraction costs were affected by the real ruble appreciation. However, the impact of these factors was partly mitigated by an increase in average well production from 10.70 tonnes a day in 2004 to 11.07 tonnes a day in 2005. As a result our average extraction cost per barrel of oil equivalent increased from $2.46 to $2.66 per barrel, or by 8.1%.

Refining expenses at our refineries increased by $112 million, or by 21.1%, in 2005 compared to 2004.

Refining expenses of our domestic refineries increased by 13.8%, or by $55 million, as a result of our increased production volume and due to the effect of the real ruble appreciation. Moreover, in late 2004, we began changing our product mix in order to produce higher quality and more profitable products (in particular, Euro 4 quality standard diesel fuel), which led to an increase of our refinery expenses.

Refining expenses of our international refineries increased by 43.2%, or by $57 million, as a result of the recommencement of operations of our Romanian refinery Petrotel-LUKOIL after modernization, and due to growth in heating and power costs at our Bulgarian refinery.

Operating expenses of petrochemical companies increased by $7 million, or by 3.4%, compared to 2004.

Other operating expenses include operating expenses of our gas processing plants, and the costs of other services provided and goods not related to our core activities (such as electricity, heat, etc.) sold by our production and marketing companies, and operating expenses of other non-core businesses of the Group. Other operating expenses also include transportation costs associated with the delivery of crude oil from the Group's exploration and production entities to the Group's refineries, processing fees paid to third party refineries, and the change in our crude oil and refined products inventory originated within the Group. Other operating expenses increased by $280 million compared to 2004. The increase was due to increased volumes of our crude oil refined at third party refineries, growth of sales volume of other products (primarily gas refined products), and as a result of change in our crude oil and refined product inventory originated within the Group in the fourth quarter of 2005.

Cost of purchased crude oil, petroleum and chemical products increased by $9,274 million in 2005, or by 91.6%, compared to the previous year due to a significant increase in volumes of sales of purchased crude oil and refined products in 2005 by 10,094 thousand tonnes, or about 29.5%, compared to 2004 and growth of market prices on crude oil and petroleum products.

Transportation expenses

The increase in the total volume of sales together with the increase in transportation tariffs led to an increase in our transportation expenses in 2005 by $735 million, or by 26.4%, compared to 2004.

According to the Federal Statistics Service of the Russian Federation, in 2005 transportation tariffs increased as follows: transportation of oil by pipeline transport – 33.3% (including certain specific tariffs established for individual parts of the Transneft pipeline which did not have a material impact on transportation expenses of the Group), transportation of refined products by pipeline transport – 24.8%, railway transport – 13.3%.

Sea shipping tariffs decreased in 2005 by 14.9%, compared to 2004 (calculated as weighted average by volumes transported to different locations). At the same time, a significant increase in tariffs and demurrage costs in the fourth quarter of 2005 led to an increase of transportation expenses of approximately $70 million.

Selling, general and administrative expenses

In 2005, our selling, general and administrative expenses increased by $554 million, or by 27.4%, compared to 2004. The above-mentioned expenses include general business expenses, payroll costs (excluding extraction entities' and refineries' production staff costs), insurance costs (except for property insurance related to oil and gas, and refinery equipment), costs of maintenance of social infrastructure, movement in bad debt provision and other expenses.

The increase in selling, general and administrative expenses was a result of the general expansion of our operations primarily outside Russia. Also, the expenses were affected by an increase in expenses related to our share-based compensation program for management in 2005, which was $263 million compared to $65 million in 2004. At the same time we partially mitigated the effect of the real ruble appreciation through general cost control.

Selling, general and administrative expenses for 2005 also included $66 million of expenses related to our Finnish subsidiaries acquired in March 2005 and $20 million of expenses related to Nelson, which we acquired in October-December of 2005.

Depreciation, depletion and amortization

Depreciation, depletion and amortization expenses include depletion of assets fundamental to production, depreciation of other productive and non-productive assets and certain intangible assets. Our depreciation, depletion and amortization expenses increased by $240 million, or by 22.3%, compared to 2004. The increase was a result of the Company's capital expenditures and the corresponding increase in depreciable assets, and $41 million of depreciation, depletion and amortization expenses related to Nelson acquired in 2005.

Exploration expenses

During 2005, the amount charged to exploration expense increased in comparison with the previous year by $146 million, or by 85.4%. This is attributable to the fact that during 2005 the Group completed drilling the first two exploratory wells of the Yalama (D-222) and Tyub-Karagan exploration projects. Both exploratory wells were dry and the costs of $105 million were charged to expense. Notwithstanding the fact that the initial exploratory wells were not successful, the Group continues to perform further geological studies and is using the results of the first exploratory drilling in its analysis to assess the potential placement of hydrocarbon deposits and to determine drilling programs for the second exploratory wells in both fields.

Gain (loss) on disposals and impairments of assets

Gain on disposals of assets in 2005 amounted to $52 million compared to a $213 million loss in 2004.

In 2005 we recognized an $152 million gain on the sale of our 30% interest in OOO Narianmarneftegaz to ConocoPhillips, a gain of $4 million on the sale of our 38% interest in ZAO Globalstroy-Engineering and a gain of $25 million on the sale of our interest in ZAO Arktikneft. Also in 2005 the Group recognized an additional impairment loss of $12 million related to sale of our ownership interests in OAO Bank Petrocommerce.

In 2004 we recognized an impairment loss in relation to the disposal of our ownership interests in OAO Bank Petrocommerce in the amount of $35 million and an impairment loss of $70 million in relation to the disposal of our ownership interest in OOO LUKOIL-Burenie.

Other losses relate to disposals of a number of non-core assets and individually insignificant impairments on non-performing business units.

Interest expense

Interest expense in 2005 decreased by $25 million compared to 2004 primarily due to the sale of our ownership interest in OAO Bank Petrocommerce in the third quarter of 2004. However the decrease was compensated in the fourth quarter of 2005 by accrued interest expense related to a loan of $1,934 million, which the Group obtained to finance the acquisition of Nelson.

Taxes other than income taxes

Taxes other than income taxes include the mineral extraction taxes, property tax and social taxes.

	2005		2004	
	In Russia	International	In Russia	International
	(millions of US dollars)			
Mineral extraction taxes	5,590	-	2,971	-
Social security taxes and contributions	284	40	302	28
Property tax	210	23	91	20
Other taxes	162	25	60	33
	6,246	**88**	**3,424**	**81**
Total		**6,334**		**3,505**

The increase in taxes other than income taxes resulted primarily from a $2,619 million increase in mineral extraction taxes, which are linked to international crude oil prices. Property tax in Russia increased in 2005 primarily due to the recalculation of domestic property tax related to 2002 and 2003. In 2005 the Group recognized an expense of $163 million in relation to the results of tax audits of the Group companies for periods prior to the 2004 financial year. The amount of such additional taxes recognized as other taxes was approximately $150 million.

Excise and export tariffs

Our excise and export tariffs include taxes on sales of refined products and export tariffs on the export of crude oil and refined products. Excise and export tariffs increased by $4,683 million, or by 89.2%, compared to 2004. The increase in export tariff expenses resulted from an increase in export tariff rates. The increase in international excise taxes on refined products resulted from an increase in volumes of products sold across our international group, primarily in the USA, and due to the commencement of our operations in Finland.

	2005		2004	
	In Russia	International	In Russia	International
	(millions of US dollars)			
Excise tax and sales taxes on refined products	654	2,679	547	1,774
Export tariffs	6,590	8	2,913	14
	7,244	**2,687**	**3,460**	**1,788**
Total		**9,931**		**5,248**

Income taxes

Our total income tax expense increased by $707 million, or by 40.2%, compared to 2004, due to an increase of income before income tax by $2,902 million, or by 48.3%.

Our effective income tax rate in 2005 was 27.7% (in 2004 it was 29.3%), which is higher than the maximum statutory rate for the Russian Federation (24%). This is attributable to the fact that some costs incurred during the period are not tax deductible or only deductible to a certain limit.

Reconciliation of net income to EBITDA (earnings before interest, income taxes, depreciation and amortization)

	2005	2004
	(millions of US dollars)	
Net income	**6,443**	**4,248**
Add back:		
Income tax expense	2,467	1,760
Depreciation and amortization	1,315	1,075
Interest expense	275	300
Interest and dividend income	(96)	(180)
EBITDA	**10,404**	**7,203**

Liquidity and capital resources

	2006	2005	2004
		(million of US dollars)	
Net cash provided by operating activities	7,639	6,097	4,180
Net cash used in investing activities	(7,515)	(6,225)	(3,741)
Net cash (used in) provided by financing activities	(1,059)	539	(650)

Our primary source of cash flow is funds generated from our operations. During 2006 cash generated by operating activities was $7,639 million, an increase of $1,542 million compared to 2005. In 2006 cash inflow from operating activities was impacted by the following factors:

- an increase in revenue
- an increase in the amount of income tax paid
- an increase in the volume of export sales and, consequently, prepayment of custom fees, export duties expenses.

Moreover, in 2006 our operating cash inflows were significantly affected by an increase of working capital by $1,621 million compared to January 1, 2006. This was mainly caused by:

- an increase of inventory by $816 million, resulting from increased volumes of crude oil and refined products held and increased purchase prices
- net increase by $733 million of VAT receivable and payable balances
- a net increase by $239 million of income tax receivable and payable balances
- net increase by $94 million of accounts receivable and payable related to taxes other than income taxes, excises and export tariffs.

At the same time, the increase in working capital was partly offset by a $180 million net decrease in trade accounts receivable and payable.

In 2006 we spent $1,374 million on acquisitions of interests in other companies, $1,500 million less compared to 2005. We paid $847 million for the acquisition of KMOC, and $300 million as an advance for the acquisition of the remaining 34% of OOO Geoilbent. In 2005 we spent $2,874 million mainly for the acquisitions of Nelson, OAO Primorieneftegaz, Oy Teboil Ab and Suomen Petrooli Oy, the remaining interest in ZAO SeverTEK, an equity interest in OOO Geoilbent and increase of our share in LUKOIL Neftochim Burgas.

The outflow from financing activities in 2006 resulted from the payment of $782 million for the purchase of the Company's stock under our capital management program. At the same time, in 2006 net movements of short term and long term debt generated an inflow of $715 million, compared to an inflow of $1,132 million in the respective period of 2005. This inflow included:

- 14 million non-convertible rouble bonds with a face value of 1,000 Russian rubles each issued in December 2006 ($532 million)
- $530 million of borrowings related to our KMOC acquisition
- $381 million of loans received from ConocoPhillips as its part of financing our joint venture in the Timan-Pechora region (previously this loan was accounted for as equity contribution) (for details see Note 18 "Consolidation of Variable Interest Entity" to our consolidated financial statements).

Also in 2006 the Company paid $1,007 million in dividends ($746 million in 2005). These factors resulted in a net cash outflow from financing activities of $1,059 million in 2006 compared to an inflow of $539 million in 2005.

The Company has sufficient borrowing capacity to meet unanticipated cash requirements. As of December 31, 2006 the Company had available unutilized short-term credit facilities with a number of banks of $1.6 billion.

During 2006 the Group systematically worked at decreasing the level of secured debt, mainly represented by the pledge of export receivables and fixed assets. As of December 31, 2006 the level of secured debt was about 14% of total debt, while as of December 31, 2005 it was 35%.

Credit rating

The Company has a long-term corporate credit rating of BB+ by Standard and Poor's. Our Russian ruble bonds are rated RuAA+.

In 2006, Moody's increased the Company's senior implied rating by two grades from Ba1 to Baa2.

In 2006 Fitch Ratings assigned the Company foreign currency and local currency issuer default ratings of BBB- and a short-term rating of F3.

A rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the assigning rating organization. Similar ratings on the Company and/or on different types of securities do not necessarily mean the same thing. The ratings do not address the marketability of any of our securities or their market price. Any change in the credit ratings of the Company or our securities could adversely affect the price that a subsequent purchaser will be willing to pay for our securities. We recommend that you analyze the significance of each rating independently from any other rating.

Analysis of capital expenditures

	2006	2005	2004
		(millions of US dollars)	
Exploration and production			
Russia	4,334	2,487	2,100
International	786	431	189
Total exploration and production	5,120	2,918	2,289
Refining, marketing and distribution			
Russia	916	654	677
International	559	475	393
Total refining, marketing and distribution	1,475	1,129	1,070
Chemicals			
Russia	121	59	55
International	51	18	16
Total chemicals	172	77	71
Other	119	53	17
Total capital expenditures*	**6,886**	**4,177**	**3,447**
Acquisitions of subsidiaries**			
Exploration and production			
Russia	1,469	778	23
International	91	1,959	143
Total exploration and production	1,560	2,737	166
Refining, marketing and distribution			
Russia	122	27	1
International	–	229	305
Total refining, marketing and distribution	122	256	306
Other	32	–	5
Less cash acquired	**(26)**	**(119)**	**-**
Total acquisitions of subsidiaries	**1,688**	**2,874**	**477**

* Including non-cash transactions.

** Including prepayments related to acquisitions of subsidiaries and minority shareholding interest and non cash transactions.

Capital expenditures, including non-cash transactions, during 2006 amounted to $6,886 million, $2,709 million more than in the previous year. The growth was mainly caused by expenditures in our exploration and production segment, which increased by $2,202 million compared to 2005. The growth in exploration and production capital expenditures in new regions amounted to $725 million. The capital expenditures in traditional exploration regions of Western Siberia and European Russia increased by $483 million and $366 million, respectively. Growth of the capital expenditures in our overseas exploration projects (excluding Caspian region) amounted to $459 million in 2006. The Company estimates its 2007 capital expenditures in our exploration and production segment at approximately $5.4 billion, with $0.7 billion of that outside Russia. Refining, marketing and distribution capital spending is estimated to be $1.4 billion, with $0.5 billion of that outside Russia.

The table below shows our exploration and production capital expenditures in new promising oil regions.

	2006	2005	2004
		(millions of US dollars)	
Northern Timan-Pechora	1,526	673	379
Yamal	135	216	325
Caspian region*	212	259	77
Total	**1,873**	**1,148**	**781**

* Russian and international projects.

Contractual obligations, other contingencies and off balance sheet arrangements

Capital commitments and contractual obligations

The Company and its subsidiaries have significant capital commitments in respect to development of oil and gas fields in Russia. These commitments are regulated by law and described in the individual license agreements. Management believes that a significant portion of these commitments will be fulfilled by the services to be performed by Eurasia Drilling Company and ZAO Globalstroy-Engineering as discussed below.

In connection with the sale of LUKOIL-Burenie (now named Eurasia Drilling Company) in 2005 the Group signed a five year contract for drilling services. Under the terms of the contract drilling services will be provided by Eurasia Drilling Company during the next three years totaling $2,172 million.

In 2005 the Company has signed a four-year agreement for the provision of construction, engineering and technical services with ZAO Globalstroy-Engineering. The volume of these services is based on the Group's capital construction program, which is re-evaluated on an annual basis. The Group estimates the amount of capital commitment under this agreement for 2007 to be approximately $1,255 million.

Group companies have investment commitments relating to oil deposits in Iraq of $495 million to be spent within 3 years from when exploitation becomes possible. Due to significant changes in the political and economic situation in Iraq the future of this contract is not clear, however, the Group is actively pursuing its legal right to this contract in Iraq in alliance with ConocoPhillips.

The Group owns and operates refineries in Bulgaria (LUKOIL Neftochim Bourgas AD) and Romania (Petrotel-LUKOIL). As a result of Bulgaria and Romania joining the European Union in 2007, LUKOIL Neftochim Bourgas AD and Petrotel-LUKOIL are required to upgrade their refining plants to comply with the requirements of European Union legislation in relation to the quality of produced petroleum products and environmental protection. These requirements are stricter than existing Bulgarian and Romanian legislation. The Group estimates the amount of future capital commitment required to upgrade LUKOIL Neftochim Bourgas AD and Petrotel-LUKOIL to be approximately $750 million and $57 million, respectively.

The Group also has certain commitments to minimal rentals of petroleum distribution outlets in the USA and vessels over the next 9 years.

The following table displays our total contractual obligations and other commitments:

Millions of dollars	Total	2007	2008	2009	2010	2011	After
On balance sheet							
Short term debt	**1,001**	1,001	–	–	–	–	–
Long-term bank loans and borrowings	**3,204**	311	2,249	128	270	86	160
Long-term non-bank loans and borrowings	**73**	29	22	6	7	7	2
Long-term loans and borrowings from related parties	**1,043**	–	–	–	–	–	1,043
3.5% Convertible US dollar bonds, maturing 2007	**4**	4	–	–	–	–	–
7.25% Russian ruble bonds, maturing 2009	**228**	–	–	228	–	–	–
7.10% Russian ruble bonds, maturing 2011	**304**	–	–	–	–	304	–
7.40% Russian ruble bonds, maturing 2013	**228**	–	–	–	–	–	228
Capital lease obligations	**99**	32	29	18	11	7	2
TOTAL	**6,184**	**1,377**	**2,300**	**380**	**288**	**404**	**1,435**
Off balance sheet							
Capital commitments under oil and gas license agreements in Russia*	**1,731**	372	401	330	126	150	352
Operating lease obligations	**1,451**	341	267	215	124	122	382
Capital commitment in LUKOIL-Neftochim Bourgas AD	**750**	136	250	141	149	74	–
Capital commitment in LUKOIL-Petrotel	**57**	2	–	18	1	1	35
Commitment for modernization of the petrochemical refinery in Ukraine	**156**	97	52	7	–	–	–
Capital commitments in PSAs	**343**	224	64	12	2	2	39
Obligation under contract with Eurasia Drilling Company	**2,172**	773	697	702	–	–	–
Obligation under contract with ZAO Globalstroy-Engineering	**1,255**	1,255	–	–	–	–	–

* Management believes that a significant portion of these commitments will be fulfilled by the services to be performed by Eurasia Drilling Company and ZAO Globalstroy-Engineering.

Off balance sheet arrangements

We record our 54% interest in LUKARCO, our joint venture with BP plc, under the equity method of accounting. LUKARCO has a loan facility under which $678 million was outstanding as of December 31, 2006. The amounts outstanding under this loan bear interest at LIBOR plus 2.5% and matures on May 1, 2012. To enhance the credit standing of LUKARCO, the Company guaranteed 54% of the interest payments and principal under the loan. As of December 31, 2006, the total amount of the Company's guarantee was $410 million, which includes $44 million related to accrued interest on the outstanding amount. The Company's guarantee is secured by its 54% interest in LUKARCO with a carrying value of $358 million and $259 million as of December 31, 2006 and 2005, respectively. The amount of the guarantee is not reflected on our balance sheet. The table below sets out the amount of the guarantee that expires in each year until maturity.

		Commitment Expiration by Period					
Millions of dollars	**Total**	**2007**	**2008**	**2009**	**2010**	**2011**	**After**
Guarantees of equity affiliate's debt	**410**	42	135	76	92	65	–

Other than our guarantee of LUKARCO's debt described above, we do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Litigation and claims

On November 27, 2001, Archangel Diamond Corporation ("ADC"), a Canadian diamond development company, filed a lawsuit in the District Court of Denver, Colorado against OAO "Arkhangelskgeoldobycha" ("AGD"), a Group company, and the Company (together the "Defendants"). ADC alleged that the Defendants interfered with the transfer of a diamond exploration license to Almazny Bereg, a joint venture between ADC and AGD. ADC claimed total damages of approximately $4.8 billion, including compensatory damages of $1.2 billion and punitive damages of $3.6 billion. On October 15, 2002, the District Court dismissed the lawsuit for lack of personal jurisdiction. This ruling was upheld by the Colorado Court of Appeals on March 25, 2004. On November 21, 2005, the Colorado Supreme Court affirmed the lower courts' ruling that no specific jurisdiction exists over the Defendants. By virtue of this finding, AGD (the holder of the diamond exploration license) was completely dismissed from the lawsuit. The Supreme Court found, however, that the trial court made a procedural error by not holding an evidentiary hearing before making its ruling concerning general jurisdiction, which is whether the Company had systematic and continuous contacts in the State of Colorado at the time the lawsuit was filed. In a modified opinion dated December 19, 2005, the Colorado Supreme Court remanded the case to the Colorado Court of Appeals (instead of the District Court) to consider whether the lawsuit should have been dismissed on alternative grounds (i.e., forum non conveniens). On June 29, 2006, the Colorado Court of Appeals declined to dismiss the case based on forum non conveniens. The Company filed a petition for certiorari on August 28, 2006 asking the Colorado Supreme Court to review this decision. On March 5, 2007 the Colorado Supreme Court remanded the case to the District Court. The District Court has not set a pretrial schedule, but should do so shortly. Management does not believe that the ultimate resolution of this matter will have a material adverse effect on the Group's financial condition.

On February 20, 2004, the Stockholm District Court overturned the decision of the Arbitral Tribunal of the Arbitration Institute of the Stockholm Chamber of Commerce ("Arbitration Tribunal") made on June 25, 2001 dismissing ADC's action against AGD based on lack of jurisdiction. ADC's lawsuit against AGD was initially filed with the Arbitral Tribunal claiming alleged non-performance under an agreement between the parties and its obligation to transfer the diamond exploration license to Almazny Bereg. This lawsuit claimed compensation of damages amounting to $492 million. In March 2004, AGD filed an appeal against the Stockholm District Court decision with the Swedish Court of Appeals. On November 15, 2005, the Swedish Court of Appeals denied AGD's appeal and affirmed the Stockholm District Court decision. On December 13, 2005, AGD filed an appeal against the Swedish Court of Appeals decision with the Swedish Supreme Court. On April 13, 2006 the Swedish Supreme Court denied the application of AGD for appeal against the Swedish Court of Appeal's decision dated November 15, 2005. On May 6, 2006 a Notice of Arbitration was received on behalf of ADC. On December 20, 2006 the first session of the Arbitration Tribunal with participation of both parties took place in order to define procedural issues related to the tribunal. As a result of the hearing the Arbitration Tribunal issued a detailed procedural order setting out the rules and timetable for the conduct of the arbitration. The hearing in relation to issues primarily relating to liability, if any, is currently scheduled to take place in June 2008. Management does not believe that the ultimate resolution of this matter will have a material adverse effect on the Group's financial condition.

The Group is involved in various other claims and legal proceedings arising in the normal course of business. While these claims may seek substantial damages against the Group and are subject to uncertainty inherent in any litigation, management does not believe that the ultimate resolution of such matters will have a material adverse impact on the Group's operating results or financial condition.

Quantitative and qualitative disclosures about market risks

Interest rate risk

We are exposed to changes in interest rates, primarily associated with our variable rate short-term and long-term borrowings. We do not utilize any interest rate swaps or other derivatives to hedge against the risk of changes in interest rates on our variable rate debt. As of December 31, 2006 our long-term borrowings that are sensitive to changes in interest rates totaled $3,029 million (for details please refer to Note 12 "Long-term debt" of the consolidated financial statement). Utilizing the actual interest rates in effect and the balance of our variable rate debt as of December 31, 2006 and assuming a 10% change in interest rates and no change in the balance of debt outstanding, the potential effect on our annual interest expense would not be material to our results of operations.

The following tables represent principal cash flows and related weighted-average interest rates by expected maturity times.

	Fixed rate borrowings		Floating rate borrowings	
2006	(millions of US dollars)	%	(millions of US dollars)	%
2007	1,022	5.43	271	6.94
2008	47	3.54	2,224	6.15
2009	283	6.49	79	7.29
2010	35	2.94	242	6.61
2011	341	6.68	56	7.87
After	233	4.70	157	9.40
Total*	**1,961**	**5.62**	**3,029**	**6.49**
2005	(millions of US dollars)	%	(millions of US dollars)	%
2006	408	5.30	422	6.69
2007	161	3.89	422	6.55
2008	63	3.99	2,336	5.33
2009	308	7.48	149	6.74
2010	41	3.25	296	6.35
After	64	3.67	180	9.16
Total*	**1,045**	**5.47**	**3,805**	**5.93**

* Excluding capital lease obligations and loans and borrowings from related parties.

Foreign currency risk

The countries in which our principal operations are located have been subject to hyperinflation and during the last 10 years the local currency has been subject to large devaluations. As a result we are subject to the risk that the local currency may suffer future devaluation that may subject us to losses, depending on our net monetary asset position. We currently do not use any formal hedging arrangements to minimize the effect of these potential losses. Additionally, because we have operations in a number of other countries we are required to conduct business in a variety of foreign currencies and, as a result, we are subject to foreign exchange rate risk on cash flows related to sales, expenses, financing and investment transactions. The impacts of fluctuations in foreign currency exchange rates on our geographically diverse operations are varied. We recognized a net foreign currency translation gain of $169 million in 2006, a loss of $134 million in 2005 and a gain of $135 million in 2004.

Appreciation of the ruble against the US dollar in 2006 had a negative impact on our operating profit and cash flows since it lead to an increase of our ruble costs in US-dollar terms and a decrease in the amount of our export cash revenue in ruble terms. As mentioned above, a substantial part of our revenue is denominated in US dollars or, to some extent, linked to oil prices quoted in US dollars, while a significant part of our costs is ruble denominated. Should the ruble appreciation against US dollars in 2007 be at a level of 10% our free cash flows will decrease by approximately $0.5 billion (taking into account that other macroeconomic factors will remain constant).

Commodity instruments

The Group participates in certain petroleum products marketing and trading activity outside of its physical crude oil and petroleum products businesses. The Group's derivative activity is limited to these marketing and trading activities and hedging of commodity price risks. Currently this activity involves the use of futures and swap contracts together with purchase and sale contracts that qualify as derivative instruments. The Company maintains a system of controls over these marketing and trading activities that includes policies covering the authorization, reporting and monitoring of derivative activity. We do not believe our derivative activities pose material credit or market risks to our operations, financial condition or liquidity. The Group recognized an income of $183 million in 2006, an expense of $171 million in 2005 and an expense of $55 million in 2004 from the use of derivative instruments. The fair value of derivative contracts outstanding and recorded on the consolidated balance sheet as of December 31, 2006 was a net asset of $43 million (compared to a net liability of $26 million and a net asset of $28 million in 2005 and 2004, respectively).

Critical accounting policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to select appropriate accounting policies and to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. See Note 2 "Summary of significant accounting policies" to our consolidated financial statements for descriptions of the Company's major accounting policies. Certain of these accounting policies involve judgments and uncertainties to such an extent that there is a reasonable likelihood that materially different amounts would have been reported under different conditions, or if different assumptions had been used.

Business combinations

Purchase price allocation

Accounting for the acquisition of a business requires the allocation of the purchase price to the various assets and liabilities of the acquired business. For most assets and liabilities, purchase price allocation is accomplished by recording the asset or liability at its estimated fair value. The most difficult estimations of individual fair values are those involving property, plant and equipment and identifiable intangible assets. We use all available information to make these fair value determinations and, for major business acquisitions, typically engage an outside appraisal firm to assist in the fair value determination of the acquired long-lived assets. We have, if necessary, up to one year after the acquisition closing date to finish these fair value determinations and finalize the purchase price allocation.

Principles of consolidation

Our consolidated financial statements include the financial position and results of the Company, controlled subsidiaries of which the Company directly or indirectly owns more than 50% of the voting interest, unless minority interest shareholders have substantive participating rights, and variable interest entities where the Group is determined to be the primary beneficiary. Other significant investments in companies of which the Company directly or indirectly owns between 20% and 50% of the voting interest and over which it exercises significant influence but not control, are accounted for using the equity method of accounting. Investments in companies of which the Company directly or indirectly owns more than 50% of the voting interest but where minority interest shareholders have substantive participating rights are accounted for using the equity method of accounting. Investments in other companies are recorded at cost. Equity investments and investments in other companies are included in "Investments" in the consolidated balance sheet.

Revenue recognition

Revenues from the production and sale of crude oil and petroleum products are recognized when title passes to customers. Revenues include excise on petroleum products sales and duties on export sale of crude oil and petroleum products.

Revenues from non-cash sales are recognized at the fair market value of the crude oil and petroleum products sold.

Successful efforts accounting for oil and gas activities

Accounting for oil and gas activities is subject to special accounting rules that are unique to the oil and gas industry. Property acquisitions, successful exploratory wells, all development costs and support equipment and facilities are capitalized. Artificial stimulation and well work-over costs are included in operating expenses as incurred.

Property acquisition costs

For individually significant undeveloped properties, management periodically performs impairment test based on exploration and drilling efforts to date. For undeveloped properties that individually are relatively small, management exercises judgment and determines a periodic property impairment charge as required that is reported in loss on disposals and impairments of assets.

Exploratory costs

For exploratory wells, drilling costs are temporarily capitalized, or "suspended", on the balance sheet, pending a judgmental determination of whether potentially economic oil and gas reserves have been discovered by the drilling effort. If a judgment is made that the well did not encounter potentially economic oil and gas quantities, the well costs are expensed as a dry hole and are reported in exploration expense. Exploratory wells that are judged to have discovered potentially economic quantities of oil and gas and that are in areas where a major capital expenditure would be required before production could begin, remain capitalized on the balance sheet as long as additional exploratory appraisal work is under way or firmly planned. There is no periodic impairment assessment of suspended exploratory well costs. Management continuously monitors the results of the additional appraisal drilling and seismic work and expenses the suspended well costs as dry holes when it judges that the potential field does not warrant further exploratory efforts in the near term.

Other exploratory expenditures, including geological and geophysical costs are expensed as incurred.

Proved oil and gas reserves

Reserves are estimated using the definitions of reserves prescribed by the US Society of Petroleum Engineers and the World Petroleum Congress requirements. Due to the inherent uncertainties and the necessarily limited nature of reservoir data, estimates of reserves are inherently imprecise, require the application of judgment and are subject to change as additional information becomes available. The estimates are made using all available geological and reservoir data as well as historical production data. Estimates are reviewed and revised as appropriate. Revisions occur as a result of changes in prices, costs, fiscal regimes, reservoir performance or a change in the Company's plans.

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas liquids including condensate and natural gas that geological and engineering data demonstrate with reasonable certainty can be recovered in future years from known reservoirs under existing economic and operating conditions. Reserves are considered proved if they can be produced economically as demonstrated by either actual production or conclusive formation tests. Proved reserves do not include additional quantities of oil and gas reserves that may result from extensions of currently proved areas or from applying secondary or tertiary recovery techniques not yet tested and determined to be economic. The proved reserves include volumes which are recoverable up to and after license expiry dates. Proved developed reserves are the quantities of proved reserves expected to be recovered through existing wells with existing equipment and operating methods.

Management has included within proved reserves significant quantities which the Group expects to produce after the expiry dates of certain of its current production licenses in the Russian Federation. These licenses expire between 2011 and 2026, with the most significant expiring between 2011 and 2014. Management believes the licenses will be extended to produce subsequent to their current expiry dates. The Group is in the process of extending all of its production licenses in the Russian Federation. The Group has already extended a portion of these licenses and expects to extend the remaining licenses for indefinite periods. To date there have been no unsuccessful license renewal applications.

The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. This document contains data, such as reserves and resources presented in accordance with SPE standards (and, in particular, proved and possible reserves), that the SEC's guidelines would prohibit us from including in filings with the SEC.

Impairment of long-lived assets

Long lived assets, such as oil and gas properties, other property, plant, and equipment, and purchased intangibles subject to amortization, are assessed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to the estimated undiscounted future cash flows expected to be generated by that group. If the carrying amount of an asset group exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by writing down the carrying amount to the estimated fair value of the asset group, generally determined as discounted future net cash flows. Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale are presented separately in the appropriate asset and liability sections of the balance sheet.

Deferred income taxes

Deferred income tax assets and liabilities are recognized in respect of future tax consequences attributable to temporary differences between the carrying amounts of existing assets and liabilities for the purposes of the consolidated financial statements and their respective tax bases and in respect of operating loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse and the assets be recovered and liabilities settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of income in the reporting period which includes the enactment date.

The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income in the reporting periods in which the originating expenditure becomes deductible. In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that the deferred income tax assets will be realized. In making this assessment, management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income, and tax planning strategies.

Asset retirement obligations

Under various laws, contracts, permits and regulations, the Company has legal obligations to remove tangible equipment and restore the land or seabed at the end of operations at production sites. The largest asset retirement obligations of the Company relate to wells and oil and gas production facilities and pipelines. In accordance with SFAS No. 143, "Accounting for Asset Retirement Obligations", the Company records the fair value of liabilities associated with such obligations when incurred. Estimating the future asset retirement obligations costs necessary for this accounting calculation involves significant estimates and judgments by management. Most of these obligations are many years in the future and the contracts and regulations often have vague descriptions of what removal practices and criteria will have to be met when the removal event actually occurs. Asset removal technologies and costs are constantly changing, as well as political, environmental, safety and public relations considerations.

Contingencies

Certain conditions may exist as of balance sheet dates that may result in losses, but the impact of which will only be resolved when one or more future events occur or fail to occur. The Company is required to both determine whether a loss is probable based on judgment and interpretation of laws and regulations and determine whether the loss can be reasonably estimated. If our assessment of a contingency indicates that it is probable that a material loss will arise, and the amount of the liability can be estimated, then the estimated liability is accrued and charged to the consolidated statement of income. If our assessment indicates that a potentially material loss is not probable, but is only reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability is disclosed in the notes to our consolidated financial statements. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed. The Company's management continually monitor known and potential contingent matters and make appropriate charges to the consolidated statement of income when warranted by circumstance.

Use of derivative instruments

The Group's derivative activity is limited to certain petroleum products marketing and trading outside of its physical crude oil and petroleum products businesses and hedging of commodity price risks. Currently this activity involves the use of futures and swaps contracts together with purchase and sale contracts that qualify as derivative instruments. The Group accounts for these activities under the mark-to-market methodology in which the derivatives are revalued each accounting period. Resulting realized and unrealized gains or losses are presented in the consolidated statement of income on a net basis. Unrealized gains and losses are carried as assets or liabilities on the consolidated balance sheet.

Recent accounting pronouncements

In February 2007, FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities". This Statement expands the possibility of using fair value measurements and permits enterprises to choose to measure certain financial assets and financial liabilities at fair value. Enterprises shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent period. The Statement is effective in the first quarter 2008. The Group is currently assessing the effect of adoption of SFAS No. 159.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)". This Statement requires an employer that sponsors one or more single-employer defined benefit plans to: (a) Recognize the funded status of a benefit plan in its statement of financial position; (b) Recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost; (c) Measure defined benefit plan assets and obligations as of the date of the employer's fiscal year-end statement of financial position (with limited exceptions); (d) Disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. The provisions of this Statement are effective December 31, 2006, except for the requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end, which is effective December 31, 2008. The adoption of the provisions of SFAS No. 158 did not have a material impact on the Group's results of operations, financial position or cash flows (refer to Note 14 "Pension benefits" to our consolidated financial statements).

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" which establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. This Statement does not require any new fair value measurements but is expected to increase the consistency of those measurements. The Group is required to adopt the provisions of SFAS No. 157 in the first quarter 2008 and does not expect any material impact on its financial statements upon adoption.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" (FIN 48). This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." The Group is required to adopt the provisions of FIN 48 in the first quarter 2007 and is currently assessing the effect of adoption.

In June 2006, the FASB ratified the consensus reached by the EITF on Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)." The consensus requires disclosure of either the gross or net presentation, and any such taxes reported on a gross basis should be disclosed in the interim and annual financial statements. The Group adopted the provisions of EITF Issue No. 06-3 in 2006. The adoption of the Issue did not have a material impact on the Group's financial statements.

In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment," which revises SFAS No. 123 and supersedes Accounting Principles Board (APB) Opinion No. 25 regarding stock-based employee compensation plans. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be valued at fair value on the date of grant and as of each reporting date, and to be expensed over the applicable vesting period. The adoption of the provisions of SFAS No. 123(R) during 2006 did not have a material impact on the Group's results of operations, financial position or cash flows.

Consolidated Financial Statements
(prepared in accordance with US GAAP)
As of December 31, 2006 and 2005
and for each of the years in the three year period
ended December 31, 2006

Independent Auditors' Report

The Board of Directors of OAO LUKOIL:

We have audited the accompanying consolidated balance sheets of OAO LUKOIL and its subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the management of OAO LUKOIL. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of OAO LUKOIL and its subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

KPMG Limited

KPMG Limited
Moscow, Russian Federation
April 19, 2007

Consolidated Balance Sheets
As of December 31, 2006 and 2005
(Millions of US dollars, unless otherwise noted)

	Note	2006	2005
Assets			
Current assets			
Cash and cash equivalents	3	752	1,650
Short-term investments		44	111
Accounts and notes receivable, net	5	5,158	5,533
Inventories	6	3,444	2,619
Prepaid taxes and other expenses		3,693	2,107
Other current assets		406	287
Assets held for sale	10	75	190
Total current assets		**13,572**	**12,497**
Investments	7	1,442	1,110
Property, plant and equipment	8	31,316	25,464
Deferred income tax assets	13	362	181
Goodwill and other intangible assets	9	791	680
Other non-current assets		754	413
Total assets		**48,237**	**40,345**
Liabilities and Stockholders' equity			
Current liabilities			
Accounts payable		2,759	2,167
Short-term borrowings and current portion of long-term debt	11	1,377	853
Taxes payable		1,663	2,087
Other current liabilities		1,132	729
Total current liabilities		**6,931**	**5,836**
Long-term debt	12, 16	4,807	4,137
Deferred income tax liabilities	13	2,116	1,830
Asset retirement obligations	8	608	387
Other long-term liabilities		352	332
Minority interest in subsidiary companies		523	1,019
Total liabilities		**15,337**	**13,541**
Stockholders' equity	15		
Common stock		15	15
Treasury stock, at cost		(1,098)	(527)
Additional paid-in capital		3,943	3,730
Retained earnings		30,061	23,586
Accumulated other comprehensive loss		(21)	-
Total stockholders' equity		**32,900**	**26,804**
Total liabilities and stockholders' equity		**48,237**	**40,345**

President of OAO LUKOIL
Alekperov V.Y.

Chief accountant of OAO LUKOIL
Khoba L.N.

Consolidated Statements of Income
For the years ended December 31, 2006, 2005 and 2004
(Millions of US dollars, unless otherwise noted)

	Note	2006	2005	2004
Revenues				
Sales (including excise and export tariffs)	23	67,684	55,774	33,845
Equity share in income of affiliates	7	425	441	213
Total revenues		**68,109**	**56,215**	**34,058**
Costs and other deductions				
Operating expenses		(4,657)	(3,487)	(2,880)
Cost of purchased crude oil, petroleum and chemical products		(22,374)	(19,398)	(10,124)
Transportation expenses		(3,863)	(3,519)	(2,784)
Selling, general and administrative expenses		(2,885)	(2,578)	(2,024)
Depreciation, depletion and amortization		(1,851)	(1,315)	(1,075)
Taxes other than income taxes	13	(8,075)	(6,334)	(3,505)
Excise and export tariffs		(13,570)	(9,931)	(5,248)
Exploration expenses		(209)	(317)	(171)
(Loss) gain on disposals and impairments of assets		(148)	52	(213)
Income from operating activities		**10,477**	**9,388**	**6,034**
Interest expense		(302)	(275)	(300)
Interest and dividend income		111	96	180
Currency translation gain (loss)		169	(134)	135
Other non-operating (expense) income		(118)	(44)	21
Minority interest		(80)	(121)	(62)
Income before income taxes		**10,257**	**8,910**	**6,008**
Current income taxes		(2,906)	(2,301)	(1,614)
Deferred income taxes		133	(166)	(146)
Total income tax expense	13	**(2,773)**	**(2,467)**	**(1,760)**
Net income		**7,484**	**6,443**	**4,248**
Per share of common stock (US dollars):				
Basic	15	9.06	7.91	5.20
Diluted	15	9.04	7.79	5.13

Consolidated Statements of Stockholders' Equity and Comprehensive Income
For the years ended December 31, 2006, 2005 and 2004

(Millions of US dollars, unless otherwise noted)

	2006		2005		2004	
	Stockholders' equity	Comprehensive income	Stockholders' equity	Comprehensive income	Stockholders' equity	Comprehensive income
Common stock						
Balance as of January 1	15		15		15	
Balance as of December 31	**15**		**15**		**15**	
Treasury stock						
Balance as of January 1	(527)		(706)		(435)	
Stock purchased	(782)		–		(502)	
Stock disposed	211		179		231	
Balance as of December 31	**(1,098)**		**(527)**		**(706)**	
Additional paid-in capital						
Balance as of January 1	3,730		3,564		3,522	
Premium on non-outstanding shares issued	22		47		–	
Proceeds from sale of treasury stock in excess of carrying amount	191		119		42	
Balance as of December 31	**3,943**		**3,730**		**3,564**	
Retained earnings						
Balance as of January 1	23,586		17,938		14,371	
Net income	7,484	7,484	6,443	6,443	4,248	4,248
Dividends on common stock	(1,009)	–	(795)	–	(681)	–
Balance as of December 31	**30,061**		**23,586**		**17,938**	
Accumulated other comprehensive loss, net of tax						
Balance as of January 1	–		–		(1)	
Foreign currency translation adjustment	–	–	–	–	1	1
Effect of initial adoption of SFAS No. 158	(21)	–	–	–	–	–
Balance as of December 31	**(21)**		–		–	
Total comprehensive income for the year		7,484		6,443		4,249
Total stockholders' equity as of December 31	**32,900**		**26,804**		**20,811**	

	Share activity		
	2006	2005	2004
	(thousands of shares)	(thousands of shares)	(thousands of shares)
Common stock, issued			
Balance as of January 1	850,563	850,563	850,563
Balance as of December 31	**850,563**	**850,563**	**850,563**
Treasury stock			
Balance as of January 1	(21,667)	(33,884)	(26,336)
Purchase of treasury stock	(9,017)	–	(17,846)
Disposal of treasury stock	7,052	12,217	10,298
Balance as of December 31	**(23,632)**	**(21,667)**	**(33,884)**

Consolidated Statements of Cash Flows For the years ended December 31, 2006, 2005 and 2004

(Millions of US dollars)

	Note	2006	2005	2004
Cash flows from operating activities				
Net income		**7,484**	**6,443**	**4,248**
Adjustments for non-cash items:				
Depreciation, depletion and amortization		1,851	1,315	1,075
Equity share in income of affiliates		(106)	(397)	(169)
Dry hole costs		91	170	42
Loss (gain) on disposals and impairments of assets		148	(52)	213
Deferred income taxes		(133)	166	146
Non-cash currency translation loss (gain)		86	(26)	(4)
Non-cash investing activities		(123)	(133)	(123)
All other items – net		(38)	151	97
Changes in operating assets and liabilities:				
Accounts and notes receivable		340	(1,314)	(694)
Short-term loans receivable of a banking subsidiary		48	(23)	(101)
Net movements of customers deposits placed in a banking subsidiary		(11)	49	(90)
Inventories		(816)	(735)	(571)
Accounts payable		592	245	306
Taxes payable		(430)	705	310
Other current assets and liabilities		(1,344)	(467)	(505)
Net cash provided by operating activities		**7,639**	**6,097**	**4,180**
Cash flows from investing activities				
Capital expenditures		(6,426)	(3,982)	(3,248)
Proceeds from sale of property, plant and equipment		310	51	99
Purchases of investments		(312)	(242)	(540)
Proceeds from sale of investments		216	234	242
Sale of interests in subsidiaries and affiliated companies		71	588	183
Acquisitions of subsidiaries and minority shareholding interest (including advances related to these acquisitions), net of cash acquired		(1,374)	(2,874)	(477)
Net cash used in investing activities		**(7,515)**	**(6,225)**	**(3,741)**
Cash flows from financing activities				
Net movements of short-term borrowings		700	(638)	(170)
Proceeds from issuance of long-term debt		1,092	2,474	1,191
Principal repayments of long-term debt		(1,077)	(704)	(778)
Dividends paid		(1,007)	(746)	(661)
Financing from related party		–	101	–
Purchase of treasury stock		(782)	–	(502)
Proceeds from sale of treasury stock		–	46	273
Other – net		15	6	(3)
Net cash (used in) provided by financing activities		**(1,059)**	**539**	**(650)**
Effect of exchange rate changes on cash and cash equivalents		37	(18)	33
Net (decrease) increase in cash and cash equivalents		**(898)**	**393**	**(178)**
Cash and cash equivalents at beginning of year		1,650	1,257	1,435
Cash and cash equivalents at end of year	3	**752**	**1,650**	**1,257**
Supplemental disclosures of cash flow information				
Interest paid		377	296	291
Income taxes paid		2,980	2,402	1,803

(Millions of US dollars, except as indicated)

Note 1. Organization and environment

The primary activities of OAO LUKOIL (the "Company") and its subsidiaries (together, the "Group") are oil exploration, production, refining, marketing and distribution. The Company is the ultimate parent entity of this vertically integrated group of companies.

The Group was established in accordance with Presidential Decree 1403, issued on November 17, 1992 under which, on April 5, 1993, the Government of the Russian Federation transferred to the Company 51% of the voting shares of fifteen enterprises, and Government Resolution 861 issued on September 1, 1995 under which, during 1995, a further nine enterprises were transferred to the Group. Since 1995 the Group has carried out a share exchange program to increase its shareholding in each of the twenty-four founding subsidiaries to 100%.

From formation, the Group has expanded substantially through consolidation of its interests, acquisition of new companies and establishment of new businesses.

Business and economic environment

The Russian Federation has been experiencing political and economic change, which has affected and will continue to affect the activities of enterprises operating in this environment. Consequently, operations in the Russian Federation involve risks, which do not typically exist in other markets.

The accompanying financial statements reflect management's assessment of the impact of the business environment in the countries in which the Group operates on the operations and the financial position of the Group. The future business environments may differ from management's assessment.

Basis of preparation

These consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Note 2. Summary of significant accounting policies

Principles of consolidation

These consolidated financial statements include the financial position and results of the Company, controlled subsidiaries of which the Company directly or indirectly owns more than 50% of the voting interest, unless minority interest shareholders have substantive participating rights, and variable interest entities where the Group is determined to be the primary beneficiary. Other significant investments in companies of which the Company directly or indirectly owns between 20% and 50% of the voting interest and over which it exercises significant influence but not control, are accounted for using the equity method of accounting. Investments in companies of which the Company directly or indirectly owns more than 50% of the voting interest but where minority interest shareholders have substantive participating rights are accounted for using the equity method of accounting. Investments in other companies are recorded at cost. Equity investments and investments in other companies are included in "Investments" in the consolidated balance sheet.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the carrying value of oil and gas properties and other property, plant and equipment, goodwill impairment assessment, asset retirement obligations, deferred income taxes, valuation of financial instruments, and obligations related to employee benefits. Eventual actual amounts could differ from those estimates.

Revenue

Revenues from the production and sale of crude oil and petroleum products are recognized when title passes to customers. Revenues include excise on petroleum products sales and duties on export sale of crude oil and petroleum products.

Revenues from non-cash sales are recognized at the fair market value of the crude oil and petroleum products sold.

Foreign currency translation

The Company maintains its accounting records in Russian rubles. The Company's functional currency is the US dollar and the Group's reporting currency is the US dollar.

For operations in the Russian Federation, hyperinflationary economies and other operations where the US dollar is the functional currency, monetary assets and liabilities have been translated into US dollars at the rate prevailing at each balance sheet date. Non-monetary assets and liabilities have been translated into US dollars at historical rates. Revenues, expenses and cash flows have been translated into US dollars at rates, which approximate actual rates at the date of the transaction. Translation differences resulting from the use of these rates are included in the consolidated statement of income.

For the majority of operations outside the Russian Federation, the US dollar is the functional currency. For certain other operations outside the Russian Federation, where the US dollar is not the functional currency and the economy is not hyperinflationary, assets and liabilities are translated into US dollars at year-end exchange rates and revenues and expenses are translated at average exchange rates for the year. Resulting translation adjustments are reflected as a separate component of comprehensive income.

Foreign currency transaction gains and losses are included in the consolidated statement of income.

As of December 31, 2006, 2005 and 2004, exchange rates of 26.33, 28.78 and 27.75 Russian rubles to the US dollar, respectively, have been used for translation purposes.

The Russian ruble and other currencies of republics of the former Soviet Union are not readily convertible outside of their countries. Accordingly, the translation of amounts recorded in these currencies into US dollars should not be construed as a representation that such currency amounts have been, could be or will in the future be converted into US dollars at the exchange rate shown or at any other exchange rate.

Cash and cash equivalents

Cash and cash equivalents include all highly liquid investments with an original maturity of three months or less.

Cash with restrictions on immediate use

Cash funds for which restrictions on immediate use exist are accounted for within other non-current assets.

Accounts and notes receivable

Accounts and notes receivable are recorded at their transaction amounts less provisions for doubtful debts. Provisions for doubtful debts are recorded to the extent that there is a likelihood that any of the amounts due will not be obtained. Non-current receivables are discounted to the present value of expected cash flows in future periods using the original discount rate.

Inventories

Inventories, consisting primarily of stocks of crude oil, petroleum products and materials and supplies, are stated at the lower of cost or market value. Cost is determined using an "average cost" method.

Investments

Debt and equity securities are classified into one of three categories: trading, available-for-sale, or held-to-maturity.

Trading securities are bought and held principally for the purpose of selling in the near term. Held-to-maturity securities are those securities in which a Group company has the ability and intent to hold until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale.

Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in the consolidated statement of income. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are reported as a separate component of comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis. Dividends and interest income are recognized in the consolidated statement of income when earned.

A permanent decline in the market value of any available-for-sale or held-to-maturity security below cost is accounted for as a reduction in the carrying amount to fair value. The impairment is charged to the consolidated statement of income and a new cost base for the security is established. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity or available-for-sale security as an adjustment to yield using the effective interest method and such amortization and accretion is recorded in the consolidated statement of income.

Property, plant and equipment

Oil and gas properties are accounted for using the successful efforts method of accounting whereby property acquisitions, successful exploratory wells, all development costs, and support equipment and facilities are capitalized. Unsuccessful exploratory wells are expensed when a well is determined to be non-productive. Other exploratory expenditures, including geological and geophysical costs are expensed as incurred.

Group continues to capitalize costs of exploratory wells and exploratory-type stratigraphic wells for more than one year after the completion of drilling if the well has found a sufficient quantity of reserves to justify its completion as a producing well and the company is making sufficient progress assessing the reserves and the economic and operating viability of the project. If these conditions are not met or if information that raises substantial doubt about the economic or operational viability of the project is obtained, the well would be assumed impaired, and its costs, net of any salvage value, would be charged to expense.

Depreciation, depletion and amortization of capitalized costs of oil and gas properties is calculated using the unit-of-production method based upon proved reserves for the cost of property acquisitions and proved developed reserves for exploration and development costs.

Production and related overhead costs are expensed as incurred.

Depreciation of assets not directly associated with oil production is calculated on a straight-line basis over the economic lives of such assets, estimated to be in the following ranges:

Buildings and constructions	5 – 40	Years
Machinery and equipment	5 – 20	Years

In addition to production assets, certain Group companies also maintain and construct social assets for the use of local communities. Such assets are capitalized only to the extent that they are expected to result in future economic benefits to the Group. If capitalized, they are depreciated over their estimated economic lives.

Asset retirement obligations

The Group records the fair value of liabilities related to its legal obligations to abandon, dismantle or otherwise retire tangible long-lived assets in the period in which the liability is incurred. A corresponding increase in the carrying amount of the related long-lived asset is also recorded. Subsequently, the liability is accreted for the passage of time and the related asset is depreciated using the unit-of-production method.

Goodwill and other intangible assets

Goodwill represents the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed. It is assigned to reporting units as of the acquisition date. Goodwill is not amortized, but is tested for impairment at least on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The impairment test requires estimating the fair value of a reporting unit and comparing it with its carrying amount, including goodwill assigned to the reporting unit. If the estimated fair value of the reporting unit is less than its net carrying amount, including goodwill, then the goodwill is written down to its implied fair value.

Intangible assets with indefinite useful lives are tested for impairment at least annually. Intangible assets that have limited useful lives are amortized on a straight-line basis over the shorter of their useful or legal lives.

Impairment of long-lived assets

Long lived assets, such as oil and gas properties, other property, plant, and equipment, and purchased intangibles subject to amortization, are assessed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to the estimated undiscounted future cash flows expected to be generated by that group. If the carrying amount of an asset group exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by writing down the carrying amount to the estimated fair value of the asset group, generally determined as discounted future net cash flows. Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale are presented separately in the appropriate asset and liability sections of the balance sheet.

Deferred income taxes

Deferred income tax assets and liabilities are recognized in respect of future tax consequences attributable to temporary differences between the carrying amounts of existing assets and liabilities for the purposes of the consolidated financial statements and their respective tax bases and in respect of operating loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse and the assets be recovered and liabilities settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of income in the reporting period which includes the enactment date.

The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income in the reporting periods in which the originating expenditure becomes deductible. In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that the deferred income tax assets will be realized. In making this assessment, management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income, and tax planning strategies.

Interest-bearing borrowings

Interest-bearing borrowings are initially recorded at the value of net proceeds received. Any difference between the net proceeds and the redemption value is amortized at a constant rate over the term of the borrowing. Amortization is included in the consolidated statement of income each year and the carrying amounts are adjusted as amortization accumulates.

If borrowings are repurchased or settled before maturity, any difference between the amount paid and the carrying amount is recognized in the consolidated statement of income in the period in which the repurchase or settlement occurs.

Pension benefits

The expected costs in respect of pension obligations of Group companies are determined by an independent actuary. Obligations in respect of each employee are accrued over the reporting periods during which the employee renders service in the Group.

Treasury stock

Purchases by Group companies of the Company's outstanding stock are recorded at cost and classified as treasury stock within Stockholders' equity. Shares shown as Authorized and Issued include treasury stock. Shares shown as Outstanding do not include treasury stock.

Earnings per share

Basic earnings per share is computed by dividing net income available to common stockholders by the weighted-average number of shares of common stock outstanding during the reporting period. A calculation is carried out to establish if there is potential dilution in earnings per share if convertible securities were to be converted into shares of common stock or contracts to issue shares of common stock were to be exercised. If there is such dilution, diluted earnings per share is presented.

Contingencies

Certain conditions may exist as of the balance sheet date, which may result in losses to the Group but the impact of which will only be resolved when one or more future events occur or fail to occur.

If a Group company's assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability is accrued and charged to the consolidated statement of income. If the assessment indicates that a potentially material loss is not probable, but is reasonably possible, or is probable, but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, is disclosed in the notes to the consolidated financial statements. Loss contingencies considered remote or related to unasserted claims are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

Environmental expenditures

Estimated losses from environmental remediation obligations are generally recognized no later than completion of remedial feasibility studies. Group companies accrue for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Such accruals are adjusted as further information becomes available or circumstances change. Costs of expected future expenditures for environmental remediation obligations are not discounted to their present value.

Use of derivative instruments

The Group's derivative activity is limited to certain petroleum products marketing and trading outside of its physical crude oil and petroleum products businesses and hedging of commodity price risks. Currently this activity involves the use of futures and swaps contracts together with purchase and sale contracts that qualify as derivative instruments. The Group accounts for these activities under the mark-to-market methodology in which the derivatives are revalued each accounting period. Resulting realized and unrealized gains or losses are presented in the consolidated statement of income on a net basis. Unrealized gains and losses are carried as assets or liabilities on the consolidated balance sheet.

Recent accounting pronouncements

In February 2007, FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." This Statement expands the possibility of using fair value measurements and permits enterprises to choose to measure certain financial assets and financial liabilities at fair value. Enterprises shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent period. The Statement is effective in the first quarter 2008. The Group is currently assessing the effect of adoption of SFAS No. 159.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)." This Statement requires an employer that sponsors one or more single-employer defined benefit plans to: (a) Recognize the funded status of a benefit plan in its statement of financial position; (b) Recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost; (c) Measure defined benefit plan assets and obligations as of the date of the employer's fiscal year-end statement of financial position (with limited exceptions); (d) Disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. The provisions of this Statement are effective December 31, 2006, except for the requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end, which is effective December 31, 2008. The adoption of the provisions of SFAS No. 158 did not have a material impact on the Group's results of operations, financial position or cash flows (refer to Note 14 "Pension benefits").

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. This Statement does not require any new fair value measurements but is expected to increase the consistency of those measurements. The Group is required to adopt the provisions of SFAS No. 157 in the first quarter 2008 and does not expect any material impact on its financial statements upon adoption.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" (FIN 48). This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." The Group is required to adopt the provisions of FIN 48 in the first quarter 2007 and is currently assessing the effect of adoption.

In June 2006, the FASB ratified the consensus reached by the EITF on Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)." The consensus requires disclosure of either the gross or net presentation, and any such taxes reported on a gross basis should be disclosed in the interim and annual financial statements. The Group adopted the provisions of EITF Issue No. 06-3 in 2006. The adoption of the Issue did not have a material impact on the Group's financial statements.

In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment," which revises SFAS No. 123 and supersedes Accounting Principles Board (APB) Opinion No. 25 regarding stock-based employee compensation plans. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be valued at fair value on the date of grant and as of each reporting date, and to be expensed over the applicable vesting period. The adoption of the provisions of SFAS No. 123(R) during 2006 did not have a material impact on the Group's results of operations, financial position or cash flows.

Note 8. Property, plant and equipment and asset retirement obligations

	At cost		Net	
	As of December 31, 2006	As of December 31, 2005	As of December 31, 2006	As of December 31, 2005
Exploration and Production:				
Western Siberia	16,911	14,237	8,673	6,669
European Russia	15,378	13,245	10,277	8,122
International	5,238	4,527	4,594	4,150
Total	37,527	32,009	23,544	18,941
Refining, Marketing, Distribution and Chemicals:				
Western Siberia	19	27	16	22
European Russia	7,281	6,374	4,700	3,921
International	3,988	3,537	2,605	2,254
Total	11,288	9,938	7,321	6,197
Other:				
Western Siberia	157	159	72	78
European Russia	307	215	267	190
International	140	73	112	58
Total	604	447	451	326
Total property, plant and equipment	**49,419**	**42,394**	**31,316**	**25,464**

As of December 31, 2006 and 2005, the asset retirement obligation amounted to $618 million and $397 million, respectively, of which $10 million was included in "Other current liabilities" in the consolidated balance sheets as of each balance sheet date. During 2006 and 2005, asset retirement obligations changed as follows:

	2006	2005
Asset retirement obligations as of January 1	397	317
Accretion expense	39	30
New obligations	113	40
Changes in estimates of existing obligations	39	26
Spending on existing obligations	(8)	(7)
Property dispositions	(3)	(4)
Foreign currency translation and other adjustments	41	(5)
Asset retirement obligations as of December 31	**618**	**397**

Note 9. Goodwill and other intangible assets

The carrying value of goodwill and other intangible assets as of December 31, 2006 and 2005 was as follows:

	As of December 31, 2006	As of December 31, 2005
Amortized intangible assets		
Software	327	205
Licenses and other assets	52	58
Goodwill	412	417
Total goodwill and other intangible assets	**791**	**680**

All goodwill amounts relate to the refining, marketing and distribution segment.

Note 10. Dispositions of subsidiaries and assets

In December 2006, a Group company completed the sale of its 100% interest in LUKOIL Shelf Limited and LUKOIL Overseas Orient Limited for $40 million. LUKOIL Shelf Limited and LUKOIL Overseas Orient Limited render drilling services in the Caspian Sea shelf and own the Astra jack-up rig.

In May 2006, the Group completed the sale of its remaining 21% ownership interest in OAO Bank Petrocommerce for $33 million. The sale was made to a related party, whose management and directors include members of the Group's management and Board of Directors. The carrying value of this investment as of the date of transaction was equal to the selling price.

In December 2005, the Company made a decision to sell ten tankers. A Group company finalized the sale of eight tankers in May 2006 for a price that approximated their carrying value of $190 million. As of December 31, 2005, the Group classified these tankers as assets held for sale in the consolidated balance sheet. The sale of the remaining two tankers is expected to be finalized in July 2007 for a price that approximates their carrying value of $75 million. As of December 31, 2006, the Group classified these tankers as assets held for sale in the consolidated balance sheet.

Note 11. Short-term borrowings and current portion of long-term debt

	As of December 31, 2006	As of December 31, 2005
Short-term borrowings from third parties	949	315
Short-term borrowings from related parties	52	1
Current portion of long-term debt	376	537
Total short-term borrowings and current portion of long-term debt	**1,377**	**853**

Short-term borrowings are unsecured and primarily payable in US dollars. The weighted-average interest rate on short-term borrowings from third parties was 5.64% and 5.55% per annum as of December 31, 2006 and 2005, respectively.

Note 12. Long-term debt

	As of December 31, 2006	As of December 31, 2005
Long-term loans and borrowings from third parties (including loans from banks in the amount of $3,204 million and $4,107 million as of December 31, 2006 and 2005, respectively)	3,277	4,233
Long-term loans and borrowings from related parties	1,043	65
3.5% Convertible US dollar bonds, maturing 2007	4	94
7.25% Russian ruble bonds, maturing 2009	228	208
7.10% Russian ruble bonds, maturing 2011	304	–
7.40% Russian ruble bonds, maturing 2013	228	–
Capital lease obligations	99	74
Total long-term debt	5,183	4,674
Current portion of long-term debt	(376)	(537)
Total non-current portion of long-term debt	**4,807**	**4,137**

Long-term loans and borrowings

Long-term loans and borrowings are primarily repayable in US dollars, maturing from 2007 through 2035. Approximately 14% of this debt is secured by export sales and property, plant and equipment. The weighted-average interest rate on long-term loans and borrowings from third parties was 6.23% and 5.82% per annum as of December 31, 2006 and 2005, respectively.

A Group company has an unsecured syndicated loan agreement, arranged by Citibank, ABN AMRO Bank, BNP Paribas, Sumitomo Banking Corporation and Societe Generale with an outstanding amount of $1,934 million as of December 31, 2006, maturing in 2008. Borrowings under this agreement bear interest at LIBOR plus 0.7% per annum. This loan facility was used for financing the acquisition of Nelson Resources Limited ("Nelson") (refer to Note 17 "Business combinations").

The Company has a secured syndicated loan agreement, arranged by ABN AMRO Bank and Citibank, with an outstanding amount of $286 million as of December 31, 2006, maturing in 2008. Borrowings under this agreement bear interest at LIBOR plus 1.35% per annum.

A Group company has an unsecured syndicated loan agreement with CALYON and ABN AMRO with an outstanding amount of $236 million as of December 31, 2006. Borrowings under this agreement bear interest at LIBOR plus 0.95% per annum and have maturity dates up to 2010.

A Group company has a secured loan agreement, arranged by Credit Suisse, supported by an Overseas Private Investment Corporation guarantee, with an outstanding amount of $213 million as of December 31, 2006. Borrowings under this agreement bear interest at LIBOR plus 4.8% per annum and have maturity dates up to 2015.

A Group company has a number of loan agreements with Natexis bank with a total outstanding amount of $165 million as of December 31, 2006. These agreements have maturity dates up to 2009. Borrowings under these agreements bear interest at a range from LIBOR plus 0.9% to LIBOR plus 2.5% per annum.

A Group company has a loan agreement with Vnesheconombank with an outstanding amount of $129 million as of December 31, 2006. Borrowings under this agreement bear interest at a fixed rate of 3% per annum and have maturity dates up to 2011.

Group companies have a number of loan agreements with International Finance Corporation with a total outstanding amount of $107 million as of December 31, 2006. These agreements have maturity dates up to 2011. Borrowings under these agreements bear interest at a range from LIBOR plus 1.6% to LIBOR plus 2.5% per annum.

As of December 31, 2006 the Group has a number of other fixed rate loan agreements with a number of banks and organizations totaling $119 million, maturing from 2007 to 2017. The weighted average interest rate under these loans was 2.83% per annum.

As of December 31, 2006 the Group has a number of other floating rate loan agreements with a number of banks and organizations totaling $88 million, maturing from 2007 to 2018. The weighted average interest rate under these loans was 5.38% per annum.

A Group company has a number of loan agreements with ConocoPhillips, the Group's related party, with an outstanding amount of $1,043 million as of December 31, 2006. Borrowings under these agreements bear interest at fixed rate ranging from 6.8% to 8.2% per annum and have maturity dates up to 2035. These agreements are a part of the Company's broad-based strategic alliance with ConocoPhillips and this financing is used to develop oil production and distribution infrastructure in the Timan-Pechora region of the Russian Federation.

Convertible US dollar bonds

On November 29, 2002, a Group company issued 350,000 3.5% convertible bonds with a face value of $1,000 each, maturing on November 29, 2007, and exchangeable for 12.112 (previously 11.948) global depository receipts ("GDRs") of the Company per bond. The bonds are convertible into GDRs on or after January 9, 2003 up to the maturity dates. The GDRs are exchangeable into four shares of common stock of the Company. Bonds not converted by the maturity date must be redeemed for cash. The redemption price at maturity will be 120.53% of the face value in respect of these bonds. A Group company may redeem the bonds for cash prior to maturity, subject to certain restrictions and early redemption charges. The carrying amount of the bonds is being accreted to their redemption value with the accreted amount being charged to the consolidated statement of income.

As of December 31, 2006, bondholders had converted 346,259 bonds into 16.8 million shares of common stock of the Company. Subsequent to period end bondholders had not converted any additional bonds.

Group companies held sufficient treasury stock to permit the full conversion of the bonds to GDRs.

Russian ruble bonds

In December 2006, the Company issued 14 million non-convertible bonds with a face value of 1,000 Russian rubles each. Eight million bonds were placed with a maturity of 5 years and a coupon yield of 7.10% per annum and six million bonds were placed with a maturity of 7 years and a coupon yield of 7.40% per annum. All bonds were placed at the face value and have a half year coupon period.

In November 2004, the Company issued 6 million non-convertible bonds with a face value of 1,000 Russian rubles each, maturing on November 23, 2009. For a period of 7 days commencing on November 13, 2007 the bonds holders have the right to demand the Company repurchase the bonds. The bonds have a half year coupon period and bear interest at 7.25% per annum.

Maturities of long-term debt

Annual maturities of total long-term debt during the next five years, including the portion classified as current, are $376 million in 2007, $2,300 million in 2008, $380 million in 2009, $288 million in 2010, $404 million in 2011 and $1,435 million thereafter.

Note 13. Taxes

The Group is taxable in a number of jurisdictions within and outside of the Russian Federation and, as a result, is subject to a variety of taxes as established under the statutory provisions of each jurisdiction.

The total cost of taxation to the Group is reported in the consolidated statement of income as "Total income tax expense" for income taxes, as "Excise and export tariffs" for excise taxes, export tariffs and petroleum products sales taxes and as "Taxes other than income taxes" for other types of taxation. In each category taxation is made up of taxes levied at various rates in different jurisdictions.

Operations in the Russian Federation are subject to Federal and city income tax rates that total 9.5% and a regional income tax rate that varies from 10.5% to 14.5% at the discretion of the individual regional administration. The combined statutory tax rate in the Russian Federation is 24%.

There are not currently, and have not been during the three years ended December 31, 2006, any provisions in the taxation legislation of the Russian Federation to permit the Group to reduce taxable profits in a Group company by offsetting tax losses in another Group company against such profits. Tax losses of a Group company in the Russian Federation may, however, be used fully or partially to offset taxable profits in the same company in any of the ten years following the year of loss, subject to the restriction that no more than 50% of the taxable profit in 2006 can be reduced by loss relief. Starting from January 1, 2007 this restriction will no longer apply.

Domestic and foreign components of income before income taxes were:

	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Domestic	9,215	7,992	5,167
Foreign	1,042	918	841
Income before income taxes	**10,257**	**8,910**	**6,008**

Domestic and foreign components of income taxes were:

	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Current			
Domestic	2,419	2,194	1,511
Foreign	487	107	103
Current income tax expense	2,906	2,301	1,614
Deferred			
Domestic	(40)	61	76
Foreign	(93)	105	70
Deferred income tax (benefit) expense	(133)	166	146
Total income tax expense	**2,773**	**2,467**	**1,760**

The following table is a reconciliation of the amount of income tax expense that would result from applying the Russian combined statutory income tax rate to income before income taxes to total income taxes:

	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Income before income taxes	10,257	8,910	6,008
Notional income tax at Russian statutory rate	2,462	2,138	1,442
Increase (reduction) in income tax due to:			
Non-deductible items, net	476	407	301
Foreign rate differences	47	(12)	4
Domestic rate differences	(232)	(125)	(23)
Foreign currency effect	5	(5)	6
Change in valuation allowance	15	64	30
Total income tax expense	**2,773**	**2,467**	**1,760**

Taxes other than income taxes were:

	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Mineral extraction tax	7,281	5,590	2,971
Social taxes and contributions	356	324	330
Property tax	247	233	111
Other taxes and contributions	191	187	93
Taxes other than income taxes	**8,075**	**6,334**	**3,505**

Deferred income taxes are included in the consolidated balance sheets as follows:

	As of December 31, 2006	As of December 31, 2005
Other current assets	68	52
Deferred income tax assets – non-current	362	181
Other current liabilities	(69)	(18)
Deferred income tax liabilities – non-current	(2,116)	(1,830)
Net deferred income tax liability	**(1,755)**	**(1,615)**

The following table sets out the tax effects of each type of temporary differences which give rise to deferred income tax assets and liabilities:

	As of December 31, 2006	As of December 31, 2005
Accounts receivable	27	15
Long-term liabilities	209	145
Inventories	8	5
Property, plant and equipment	141	131
Accounts payable	24	27
Long-term investments	3	3
Operating loss carry forwards	312	121
Other	104	69
Total gross deferred income tax assets	828	516
Less valuation allowance	(149)	(134)
Deferred income tax assets	**679**	**382**
Property, plant and equipment	(2,064)	(1,747)
Accounts payable	(64)	(8)
Accounts receivable	–	(9)
Long-term liabilities	(162)	(117)
Inventories	(42)	(30)
Long-term investments	(16)	(66)
Other	(86)	(20)
Deferred income tax liabilities	**(2,434)**	**(1,997)**
Net deferred income tax liability	**(1,755)**	**(1,615)**

As a result of business combinations, during 2006 the Group recognized a net deferred tax liability of $279 million.

As of December 31, 2006, retained earnings of foreign subsidiaries included $12,130 million for which deferred taxation has not been provided because remittance of the earnings has been indefinitely postponed through reinvestment and, as a result, such amounts are considered to be permanently invested. The amount of deferred tax liability on this amount is not practicable to calculate.

In accordance with SFAS No. 52 "Foreign currency translation" and SFAS No. 109, "Accounting for Income Taxes," deferred tax assets and liabilities are not recognized for exchange rate effects resulting from the translation of transactions and balances from the Russian ruble to the US dollar using historical exchange rates. Also, in accordance with SFAS No. 109, no deferred tax assets or liabilities are recognized for the effects of the related statutory indexation of property, plant and equipment.

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes it is more likely than not that Group companies will realize the benefits of the deductible temporary differences and loss carry forwards, net of existing valuation allowances as of December 31, 2006 and 2005.

As of December 31, 2006, the Group had operating loss carry forwards of $1,255 million of which $4 million expire during 2007, $4 million expire during 2008, $5 million expire during 2009, $72 million expire during 2010, $28 million expire during 2011, $12 million expire during 2012, $24 million expire during 2013, $30 million expire during 2014, $67 million expire during 2015, $387 million expire during 2016, $35 million expire during 2017, $69 million expire during 2026, and $518 million have indefinite carry forward.

Note 14. Pension benefits

The Company sponsors a post employment and post retirement benefits program. The primary component of the post employment and postretirement benefits program is a defined benefit pension plan that covers the majority of the Group's employees. This plan is administered by a non-state pension fund, LUKOIL-GARANT, and provides pension benefits primarily based on years of service and final remuneration levels. The Company also provides several long-term employee benefits such as death-in-service benefit and lump-sum payments upon retirement of a defined benefit nature and other defined benefits to certain old age and disabled pensioners who have not vested any pensions under the pension plan.

The Company's pension plan primarily consists of a defined benefit plan enabling employees to contribute a portion of their salary to the plan and at retirement to receive a lump sum amount from the Company equal to all past contributions made by the employee up to 7% of their annual salary. Employees also have the right to receive upon retirement the benefits accumulated under the previous pension plan that was replaced in December 2003. These benefits have been fixed and included in the benefit obligation as of December 31, 2006 and 2005. The amount was determined primarily based on a formula including past pensionable service and relative salaries as of December 31, 2003.

On December 31, 2006, the Group adopted the provisions of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)." This Statement requires employers to recognize the funded status of all postretirement defined benefit plans in the statement of financial position with corresponding adjustments to accumulated other comprehensive income. The adjustment to accumulated other comprehensive income at adoption represents the net unrecognized actuarial gains and unrecognized prior service costs, both of which were previously netted against the plan's funded status in the statement of financial position. These amounts will be subsequently recognized as net periodic benefit cost. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic benefit cost in the same periods will be recognized as a component of other comprehensive income. These amounts will be subsequently recognized as a component of net periodic benefit cost on the same basis as the amounts recognized in accumulated other comprehensive income at adoption of SFAS No. 158.

The Company uses December 31 as the measurement date for its post employment and post retirement benefits program. An independent actuary has assessed the benefit obligations as of December 31, 2006 and 2005.

The following table provides information about the benefit obligations, plan assets and actuarial assumptions used as of December 31, 2006 and 2005. The benefit obligations below represent the projected benefit obligation of the pension plan.

	2006	2005
Benefit obligations		
Benefit obligations as of January 1	202	198
Effect of exchange rate changes	18	(8)
Service cost	14	9
Interest cost	19	17
Plan amendments	12	4
Actuarial loss	13	2
Benefits paid	(20)	(20)
Benefit obligations as of December 31	**258**	**202**
Plan assets		
Fair value of plan assets as of January 1	73	63
Effect of exchange rate changes	6	(3)
Return on plan assets	9	9
Employer contributions	26	24
Benefits paid	(20)	(20)
Fair value of plan assets as of December 31	**94**	**73**
Funded status	(164)	(129)
Unamortized prior service cost	–	53
Unrecognized actuarial gain	–	(45)
Net amount recognized	**(164)**	**(121)**
Amounts recognized in the consolidated balance sheet as of December 31, 2006, under SFAS No. 158		
Accrued benefit liabilities included in "Other long-term liabilities"	(164)	-
Amounts recognized in the consolidated balance sheet as of December 31, 2005, under prior accounting rules		
Accrued benefit liabilities included in "Other long-term liabilities"	–	(121)
Assumptions:		
Discount rate	6.6%	9.2%
Expected return on plan assets	9.9%	10.0%

The effect of adoption of SFAS No. 158 on the financial statements is described below:

	Before application of SFAS No. 158	Effect of adopting SFAS No. 158	After application of SFAS No. 158
Other long-term liabilities	(137)	(27)	(164)
Accumulated other comprehensive loss	–	21	21
Deferred tax asset	–	6	6

Included in accumulated other comprehensive loss as of December 31, 2006, are the following before-tax amounts that have not yet been recognized in net periodic benefit cost:

Unamortized prior service cost	61
Unrecognized actuarial gain	(34)

The real returns on bonds and equities are based on what is observed in the international markets over extended periods of time. In the calculation of the expected return on assets no use is made of the historical returns LUKOIL-GARANT has achieved.

In addition to the plan assets, LUKOIL-GARANT holds assets in the form of an insurance reserve. The purpose of this insurance reserve is to satisfy pension obligations should the plan assets not be sufficient to meet pension obligations. The Group's contributions to the pension plan are determined without considering the assets in the insurance reserve.

The plans are funded on a discretionary basis through a solidarity account, which is held in trust with LUKOIL-GARANT. LUKOIL-GARANT does not allocate separately identifiable assets to the Group or its other third party clients. All funds of plan assets and other individual pension accounts are managed as a pool of investments.

The asset allocation of the investment portfolio maintained by LUKOIL-GARANT for the Group and its clients was as follows:

Type of assets	As of December 31, 2006	As of December 31, 2005
Promissory notes of Russian issuers	24%	30%
Russian corporate bonds	23%	20%
Bank deposits	9%	16%
Equity securities of Russian issuers	21%	10%
Russian state bonds	2%	9%
Shares of OAO LUKOIL	8%	5%
Shares in investment funds	8%	5%
Russian municipal bonds	1%	3%
Other assets	4%	2%
	100%	**100%**

The investment strategy employed by LUKOIL-GARANT includes an overall goal to attain a maximum investment return, while guaranteeing the principal amount invested. The strategy is to invest with a medium-term perspective while maintaining a level of liquidity through proper allocation of investment assets. Investment policies include rules and limitations to avoid concentrations of investments.

The investment portfolio is primarily comprised of two types of investments: securities with fixed yield and equity securities. The securities with fixed yield include mainly high yield corporate bonds and promissory notes of banks with low and medium risk ratings. Maturities range from one to three years.

The following table details the targeted investment mix for 2007 and the maximum limits on investment type.

Type of investment	2007 Target Allocation	Maximum Allocation Allowed
Russian corporate bonds	31%	50%
Promissory notes of Russian issuers	5%	50%
Equity securities of Russian issuers	28%	50%
Russian municipal bonds	31%	50%
Other, including bank deposits	5%	50%
	100%	

Components of net periodic benefit cost were as follows:

	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Service cost	14	9	7
Interest cost	19	17	14
Less expected return on plan assets	(8)	(6)	(5)
Amortization of prior service cost	6	5	5
Actuarial gain	(2)	(3)	(5)
Curtailment gain	–	–	(8)
Total net periodic benefit cost	**29**	**22**	**8**

Total employer contributions for 2007 are expected to be $21 million.

The following benefit payments, which reflect expected future services, as appropriate, are expected to be paid:

	2007	2008	2009	2010	2011	5-year period 2007-2011	5-year period 2012-2016
Pension benefits	51	14	15	13	14	107	63
Other long-term employee benefits	24	13	13	13	14	77	72
Total expected benefits to be paid	**75**	**27**	**28**	**26**	**28**	**184**	**135**

Note 15. Stockholders' equity

Common stock

	As of December 31, 2006 (thousands of shares)	As of December 31, 2005 (thousands of shares)
Authorized and issued common stock, par value of 0.025 Russian rubles each	850,563	850,563
Common stock held by subsidiaries, not considered as outstanding	(1,268)	(2,477)
Treasury stock	(23,632)	(21,667)
Outstanding common stock	**825,663**	**826,419**

Dividends and dividend limitations

Profits available for distribution to common stockholders in respect of any reporting period are determined by reference to the statutory financial statements of the Company prepared in accordance with the laws of the Russian Federation and denominated in Russian rubles. Under Russian Law, dividends are limited to the net profits of the reporting year as set out in the statutory financial statements of the Company. These laws and other legislative acts governing the rights of shareholders to receive dividends are subject to various interpretations.

The Company's net profits were 55,130 million Russian rubles, 66,327 million Russian rubles and 78,028 million Russian rubles, respectively for 2006, 2005 and 2004, pursuant to the statutory financial statements, which at the US dollar exchange rates as of December 31, 2006, 2005 and 2004 amounted to $2,094 million, $2,304 million and $2,812 million, respectively.

At the annual stockholders' meeting on June 28, 2006, dividends were declared for 2005 in the amount of 33.00 Russian rubles per common share, which at the date of the meeting was equivalent to $1.22. Dividends payable of $7 million are included in "Other current liabilities" in consolidated balance sheet as of December 31, 2006 and 2005.

At the annual stockholders' meeting on June 28, 2005, dividends were declared for 2004 in the amount of 28.00 Russian rubles per common share, which at the date of the decision was equivalent to $0.98.

At the annual stockholders' meeting on June 24, 2004, dividends were declared for 2003 in the amount of 24.00 Russian rubles per common share, which at the date of the meeting was equivalent to $0.83.

Earnings per share

The calculation of diluted earnings per share for these years was as follows:

	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Net income	7,484	6,443	4,248
Add back interest on 3.5% Convertible US dollar bonds, maturing 2007 (net of tax at effective rate)	4	26	27
Total diluted net income	7,488	6,469	4,275
Weighted average number of outstanding common shares (thousands of shares)	826,131	814,417	817,294
Add back treasury shares held in respect of convertible debt (thousands of shares)	2,557	15,957	16,847
Weighted average number of outstanding common shares, after dilution (thousands of shares)	828,688	830,374	834,141

Note 16. Financial and derivative instruments

Commodity derivative instruments

The Group uses derivative instruments in its international petroleum products marketing and trading operations. The types of derivative instruments used include futures and swap contracts, used for hedging purposes, and purchase and sale contracts that qualify as derivative instruments. The Group maintains a system of controls over these activities that includes policies covering the authorization, reporting and monitoring of derivative activity. The Group recognized the following financial results from the use of derivative instruments: income of $183 million, expense of $171 million and expense of $55 million during 2006, 2005 and 2004, respectively. The result is included in "Cost of purchased crude oil, petroleum and chemical products" in the consolidated statements of income. The fair value of derivative contracts outstanding and recorded on the consolidated balance sheets was a net asset of $43 million and a net liability of $26 million as of December 31, 2006 and 2005, respectively.

Fair value

The fair values of cash and cash equivalents, current accounts and notes receivable, and liquid securities are approximately equal to their value as disclosed in the consolidated financial statements.

The fair value of long-term receivables included in other non-current assets approximates the amounts disclosed in the consolidated financial statements as a result of discounting using estimated market interest rates for similar financing arrangements. The fair value of long-term debt differs from the amount disclosed in the consolidated financial statements. The estimated fair value of long-term debt as of December 31, 2006 and 2005 was $5,299 million and $5,081 million, respectively, as a result of discounting using estimated market interest rates for similar financing arrangements. These amounts include all future cash outflows associated with the long-term debt repayments, including the current portion, and interest.

Note 17. Business combinations

In June 2006, a Group company acquired 100% of the share capital of Khanty-Mansiysk Oil Corporation ("KMOC") from Marathon Oil Corporation for $847 million (including $249 million repayment of KMOC debt), which is subject to finalisation of working capital and other adjustments in accordance with the purchase agreement. KMOC owns approximately 95% of the share capital of OAO Khantymansiysk-neftegazgeologia and 100% of the share capital of OAO Paitykh Oil and OAO Nazymgeodobycha ("KMOC subsidiaries"). KMOC's subsidiaries operate oil and gas fields in the West Siberian region of the Russian Federation.

KMOC's results of operations are included in the Group's consolidated statement of income from June 2006.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

Current assets	91
Property, plant and equipment	897
Other non-current assets	38
Total assets acquired	1,026
Current liabilities	(23)
Non-current deferred tax liabilities	(133)
Long-term debt	(249)
Minority interest	(14)
Other long-term liabilities	(9)
Total liabilities assumed	(428)
Net assets acquired	**598**

During the period from October 14 to December 5, 2005, a Group company acquired 100% of the share capital of Nelson for $1,951 million. Nelson is an exploration and production company operating in western Kazakhstan. Nelson owns an effective 76% interest in the Karakuduk field, 50% interest in Alibekmola, Kozhasai, North Buzachi and Arman fields. In addition, Nelson holds an option to acquire a 25% interest in two exploration blocks in the Kazakhstan sector of the Caspian Sea – South Zhambai and South Zaburunye. The purpose of the acquisition was to increase the Group's presence in the Kazakhstan oil and gas sector and its international oil and gas reserves. Nelson's results of operations are included in the Group's consolidated statement of income from October 14, 2005.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

Current assets	170
Property, plant and equipment	2,794
Other non-current assets	55
Total assets acquired	3,019
Current liabilities	(166)
Non-current deferred tax liabilities	(769)
Long-term debt	(87)
Minority interest	(31)
Other non-current liabilities	(15)
Total liabilities assumed	(1,068)
Net assets acquired	**1,951**

In September 2006, a Group company acquired the remaining 40% of share capital of Chaparral Resources Inc., Nelson group company and the owner of 60% interest in the Karakuduk field, for $89 million. The acquisition increased the Group's ownership stake in Chaparral Resources Inc. and effective interest in the Karakuduk field to 100%.

In November 2006, a Group company entered into an agreement with Mittal Investments S.A.R.L. to sell 50% of its interest in Caspian Investment Resources Ltd. ("Caspian", formerly Nelson), for $980 million. In accordance with the agreement, Mittal Investments S.A.R.L. agreed to assume a liability in the amount of approximately $160 million, which represents 50% of Caspian's outstanding debt to Group companies. The transaction is expected to be finalized in the second quarter 2007. As of December 31, 2006 Caspian is consolidated as a 100% owned subsidiary.

During the period from November to December 2005, a Group company acquired 51% of the share capital of OAO Primorieneftegaz for $261 million. OAO Primorieneftegaz is a Russian oil and gas exploration company operating in European Russia. Subsequently, in May 2006, a Group company acquired the remaining 49% of the share capital of OAO Primorieneftegaz for 4.165 million shares of common stock of the Company (at a market value of approximately $314 million), thereby increasing the Group's ownership stake in OAO Primorieneftegaz to 100%.

In November 2005, a Group company acquired the remaining 50% of the share capital of ZAO SeverTEK for $318 million from Neste Oil Corporation (including $98 million repayment of ZAO SeverTEK debt). The acquisition increased the Group's ownership stake in ZAO SeverTEK to 100%. ZAO SeverTEK is an exploration and production company operating within the Komi Republic of the Russian Federation.

In July 2005, a Group company acquired 66.0% of the share capital of OOO Geoilbent for $180 million. OOO Geoilbent is an exploration and production company operating in the West Siberian region of the Russian Federation. All decisions over OOO Geoilbent's financing and operating activities required approval by at least a 66.7% majority of the voting rights. Because the minority shareholder of OOO Geoilbent held substantive participating rights, the Group accounted for its investment in OOO Geoilbent using the equity method of accounting. In January 2007, a Group company acquired the remaining 34.0% of the share capital of OOO Geoilbent for $300 million, thereby increasing the Group's ownership stake in OOO Geoilbent to 100%.

In March 2005, a Group company acquired a 100% interest in Oy Teboil Ab and Suomen Petrooli Oy for $160 million. Oy Teboil Ab and Suomen Petrooli Oy are marketing and distribution companies mainly engaged in operating a chain of retail petrol stations, wholesale of refined products and production and sale of lubricants in Finland.

In January 2005, a Group company acquired an additional 22% interest in LUKOIL Neftochim Bourgas AD for $56 million (20.7% interest was acquired from a related party for $52 million). The acquisition increased the Group's ownership stake in LUKOIL Neftochim Bourgas AD to 93.2%. In August 2005, a Group company acquired an additional 4% interest in LUKOIL Neftochim Bourgas AD for $10 million, thereby increasing the Group's ownership stake in LUKOIL Neftochim Bourgas AD to 97.2%.

Purchases of interests in KMOC, Nelson, Chaparral Resources Inc., OAO Primorieneftegaz, ZAO SeverTEK, OOO Geoilbent, Oy Teboil Ab, Suomen Petrooli Oy and LUKOIL Neftochim Bourgas AD did not have a material impact on the Group's consolidated operations for the period ended December 31, 2006 and 2005. Therefore, no pro-forma income statement information has been provided in these consolidated financial statements.

Note 18. Consolidation of Variable Interest Entity

On June 30, 2005, the Company completed the formation of a joint venture with ConocoPhillips within the framework of their broad-based strategic alliance. This joint venture was created by selling ConocoPhillips an interest in the Company's wholly owned subsidiary OOO Narianmarneftegaz ("NMNG") for $529 million. The purpose of the joint venture is to develop oil reserves in the Timan-Pechora region of the Russian Federation. The Group and ConocoPhillips have equal voting rights over the joint venture's activity and effective ownership interests of 70% and 30%, respectively. NMNG's total assets were approximately $2.6 billion and $1.9 billion as of December 31, 2006 and 2005, respectively.

The Group determined that NMNG is a variable interest entity as the Group's voting rights are not proportionate to its ownership rights and all of NMNG's activities are conducted on behalf of the Group and ConocoPhillips, its related party. The Group is considered to be the primary beneficiary and has consolidated NMNG.

As a result of the transaction, the Group recognized gain of $152 million which is included in the consolidated statement of income for the year ended December 31, 2005.

During 2005, the Group and ConocoPhillips agreed to provide financing to NMNG by means of long-term loans in the proportion of their effective ownership interests. The loan maturities are 30 years, with the option to be extended for a further 35 years with the agreement of both parties. As of December 31, 2005, these loans bore interest at 0.1% per annum. The loan proceeds were originally accounted for by NMNG primarily as equity contributions as a result of recording the loan obligations at their present value based on market interest rates. The difference between the proceeds and the present value represented contributions to NMNG's equity.

In the second quarter of 2006, the Group and ConocoPhillips reached an agreement to amend the contractual interest rates of the loans. As of December 31, 2006 borrowings under these agreements bear fixed interest at a range from 6.8% to 8.2% per annum. As a result of the amendment, the financing received from the Group and ConocoPhillips was transferred from equity to long-term debt by NMNG.

As of December 31, 2006, the outstanding amount due to ConocoPhillips from NMNG was $848 million, which consists of a number of loans with a weighted-average interest rate of 7.91% per annum. This amount is presented within "Long-term loans and borrowings from related parties".

Note 19. Financial guarantees

The Group has entered into various guarantee arrangements. These arrangements arose in transactions related to enhancing the credit standing of an affiliated company LUKARCO and borrowings of the Group's suppliers.

The following table provides the undiscounted maximum amount of potential future payments for each major group of guarantees:

	As of December 31, 2006	**As of December 31, 2005**
Guarantees of equity investees' debt	410	454
Guarantees of third parties' debt	8	19
Total	**418**	**473**

Guarantees on debt

LUKARCO, an investee recorded under the equity method of accounting has a loan facility on which $678 million was drawn as of December 31, 2006. Borrowings under this loan bear interest at LIBOR plus 2.5% per annum, maturing by May 1, 2012. To enhance the credit standing of LUKARCO, the Company guarantees 54% of the interest payment as well as the repayment of 54% of the loan at maturity. As of December 31, 2006, the total amount of the Company's guarantee was $410 million, which includes $44 million related to accrued interest on the outstanding amount. Payments are due if the Company is notified that LUKARCO is not able to fulfill its obligations at maturity date. The Company's guarantee is secured by its 54% interest in LUKARCO with the carrying value of $358 million and $259 million as of December 31, 2006 and 2005, respectively. There are no material amounts being carried as liabilities for the Group's obligations under this guarantee.

Note 20. Commitments and contingencies

Capital expenditure, exploration and investment programs

The Group owns and operates refineries in Bulgaria (LUKOIL Neftochim Bourgas AD) and Romania (Petrotel-LUKOIL). As a result of Bulgaria and Romania joining the European Union in 2007, LUKOIL Neftochim Bourgas AD and Petrotel-LUKOIL are required to upgrade their refining plants to comply with the requirements of European Union legislation in relation to the quality of produced petroleum products and environmental protection. These requirements are stricter than existing Bulgarian and Romanian legislation. The Group estimates the amount of future capital commitment required to upgrade LUKOIL Neftochim Bourgas AD and Petrotel-LUKOIL to be approximately $750 million and $57 million, respectively.

Group companies have commitments under the terms of existing license agreements in the Russian Federation of $1,379 million over the next 5 years and of $352 million thereafter. Management believes that a significant portion of these commitments will be fulfilled by the services to be provided by Eurasia Drilling Company and ZAO Globalstroy-Engineering as discussed below.

In connection with the sale of LUKOIL-Burenie in 2004 the Group signed a five year contract for drilling services. Under the terms of the contract, drilling services of $773 million, $697 million, and $702 million will be provided by LUKOIL-Burenie (now Eurasia Drilling Company) during 2007, 2008, and 2009, respectively.

The Company has signed a four-year agreement for the provision of construction, engineering and technical services with ZAO Globalstroy-Engineering. The volume of these services is based on the Group's capital construction program, which is re-evaluated on an annual basis. The Group estimates the amount of capital commitment under this agreement for 2007 to be approximately $1,255 million.

A Group company has commitment to purchase equipment for modernization of the petrochemical refinery in Ukraine over the next 3 years. The outstanding portion of this commitment is approximately $156 million.

Group companies have commitments for capital expenditure contributions in the amount of $343 million related to various production sharing agreements over the next 32 years.

Group companies have investment commitments relating to oil deposits in Iraq of $495 million to be spent within 3 years from when exploitation becomes possible. Due to significant changes in the political and economic situation in Iraq the future of this contract is not clear, however, the Group is actively pursuing its legal right to this contract in Iraq in alliance with ConocoPhillips.

Operating lease obligations

A Group company has commitments of $1,451 million primarily for the lease of vessels and petroleum distribution outlets over the next 9 years. Commitments for minimum rentals under these leases as of December 31, 2006 are as follows:

	As of December 31, 2006
2007	341
2008	267
2009	215
2010	124
2011	122
beyond	382

Insurance

The insurance industry in the Russian Federation and certain other areas where the Group has operations is in the course of development. Management believes that the Group has adequate property damage coverage for its main production assets. In respect of third party liability for property and environmental damage arising from accidents on Group property or relating to Group operations, the Group has insurance coverage that is generally higher than insurance limits set by the local legal requirements. Management believes that the Group has adequate insurance coverage of the risks, which could have a material effect on the Group's operations and financial position.

Environmental liabilities

Group companies and their predecessor entities have operated in the Russian Federation and other countries for many years and, within certain parts of the operations, environmental related problems have developed. Environmental regulations are currently under consideration in the Russian Federation and other areas where the Group has operations. Group companies routinely assess and evaluate their obligations in response to new and changing legislation.

As liabilities in respect of the Group's environmental obligations are able to be determined, they are charged against income over the estimated remaining lives of the related assets or recognized immediately depending on their nature. The likelihood and amount of liabilities relating to environmental obligations under proposed or any future legislation cannot be reasonably estimated at present and could become material. Under existing legislation, however, management believes that there are no significant unrecorded liabilities or contingencies, which could have a materially adverse effect on the operating results or financial position of the Group.

Social assets

Certain Group companies contribute to Government sponsored programs, the maintenance of local infrastructure and the welfare of their employees within the Russian Federation and elsewhere. Such contributions include assistance with the construction, development and maintenance of housing, hospitals and transport services, recreation and other social needs. The funding of such assistance is periodically determined by management and is appropriately capitalized or expensed as incurred.

Taxation environment

The taxation systems in the Russian Federation and other emerging markets where Group companies operate are relatively new and are characterized by numerous taxes and frequently changing legislation, which is often unclear, contradictory, and subject to interpretation. Often, differing interpretations exist among different tax authorities within the same jurisdictions and among taxing authorities in different jurisdictions. Taxes are subject to review and investigation by a number of authorities, which are enabled by law to impose severe fines, penalties and interest charges. In the Russian Federation a tax year remains open for review by the tax authorities during the three subsequent calendar years; however, under certain circumstances a tax year may remain open longer. Recent events within the Russian Federation suggest that the tax authorities are taking a more assertive position in their interpretation and enforcement of tax legislation. Such factors may create taxation risks in the Russian Federation and other emerging markets where Group companies operate substantially more significant than those in other countries where taxation regimes have been subject to development and clarification over long periods.

The tax authorities in each region may have a different interpretation of similar taxation issues which may result in taxation issues successfully defended by the Group in one region being unsuccessful in another region. There is some direction provided from the central authority based in Moscow on particular taxation issues.

The Group has implemented tax planning and management strategies based on existing legislation at the time of implementation. The Group is subject to tax authority audits on an ongoing basis, as is normal in the Russian environment and other republics of the former Soviet Union, and, at times, the authorities have attempted to impose additional significant taxes on the Group. Management believes that it has adequately met and provided for tax liabilities based on its interpretation of existing tax legislation. However, the relevant tax authorities may have differing interpretations and the effects on the financial statements, if the authorities were successful in enforcing their interpretations, could be significant.

"Income tax expense" and "Taxes other than income taxes" in the consolidated statement of income for 2005 include $163 million in relation to the results of tax audits of the Group companies for periods prior to the 2004 financial year.

Litigation and claims

On November 27, 2001, Archangel Diamond Corporation ("ADC"), a Canadian diamond development company, filed a lawsuit in the District Court of Denver, Colorado against OAO "Arkhangelskgeoldobycha" ("AGD"), a Group company, and the Company (together the "Defendants"). ADC alleged that the Defendants interfered with the transfer of a diamond exploration license to Almazny Bereg, a joint venture between ADC and AGD. ADC claimed total damages of approximately $4.8 billion, including compensatory damages of $1.2 billion and punitive damages of $3.6 billion. On October 15, 2002, the District Court dismissed the lawsuit for lack of personal jurisdiction. This ruling was upheld by the Colorado Court of Appeals on March 25, 2004. On November 21, 2005, the Colorado Supreme Court affirmed the lower courts' ruling that no specific jurisdiction exists over the Defendants. By virtue of this finding, AGD (the holder of the diamond exploration license) was completely dismissed from the lawsuit. The Supreme Court found, however, that the trial court made a procedural error by not holding an evidentiary hearing before making its ruling concerning general jurisdiction, which is whether the Company had systematic and continuous contacts in the State of Colorado at the time the lawsuit was filed. In a modified opinion dated December 19, 2005, the Colorado Supreme Court remanded the case to the Colorado Court of Appeals (instead of the District Court) to consider whether the lawsuit should have been dismissed on alternative grounds (i.e., forum non conveniens). On June 29, 2006, the Colorado Court of Appeals declined to dismiss the case based on forum non conveniens. The Company filed a petition for certiorari on August 28, 2006 asking the Colorado Supreme Court to review this decision. On March 5, 2007 the Colorado Supreme Court remanded the case to the District Court. The District Court has not set a pretrial schedule, but should do so shortly. Management does not believe that the ultimate resolution of this matter will have a material adverse effect on the Group's financial condition.

On February 20, 2004, the Stockholm District Court overturned the decision of the Arbitral Tribunal of the Arbitration Institute of the Stockholm Chamber of Commerce ("Arbitration Tribunal") made on June 25, 2001 dismissing ADC's action against AGD based on lack of jurisdiction. ADC's lawsuit against AGD was initially filed with the Arbitral Tribunal claiming alleged non-performance under an agreement between the parties and its obligation to transfer the diamond exploration license to Almazny Bereg. This lawsuit claimed compensation of damages amounting to $492 million. In March 2004, AGD filed an appeal against the Stockholm District Court decision with the Swedish Court of Appeals. On November 15, 2005, the Swedish Court of Appeals denied AGD's appeal and affirmed the Stockholm District Court decision. On December 13, 2005, AGD filed an appeal against the Swedish Court of Appeals decision with the Swedish Supreme Court. On April 13, 2006 the Swedish Supreme Court denied the application of AGD for appeal against the Swedish Court of Appeal's decision dated November 15, 2005. On May 6, 2006 a Notice of Arbitration was received on behalf of ADC. On December 20, 2006 the first session of the Arbitration Tribunal with participation of both parties took place in order to define procedural issues related to the tribunal. As a result of the hearing the Arbitration Tribunal issued a detailed procedural order setting out the rules and timetable for the conduct of the arbitration. The hearing in relation to issues primarily relating to liability, if any, is currently scheduled to take place in June 2008. Management does not believe that the ultimate resolution of this matter will have a material adverse effect on the Group's financial condition.

The Group is involved in various other claims and legal proceedings arising in the normal course of business. While these claims may seek substantial damages against the Group and are subject to uncertainty inherent in any litigation, management does not believe that the ultimate resolution of such matters will have a material adverse impact on the Group's operating results or financial condition.

Note 21. Related party transactions

In the rapidly developing business environment in the Russian Federation, companies and individuals have frequently used nominees and other forms of intermediary companies in transactions. The senior management of the Company considers that the Group has appropriate procedures in place to identify and properly disclose transactions with related parties in this environment and has disclosed all of the relationships identified which it deemed to be significant. Related party sales and purchases of oil and oil products were primarily to and from affiliated companies and the Company's shareholder ConocoPhillips. Insurance services are provided by the related parties, whose management and directors include members of the Group's management. Purchases of construction services were primarily from affiliated companies.

Below are related party transactions not disclosed elsewhere in the financial statements. Refer also to Notes 3, 10, 11, 12, 14, 17, 18, 19 and 22 for other transactions with related parties.

Sales of oil and oil products to related parties were $754 million, $605 million and $153 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Other sales to related parties were $19 million, $58 million and $63 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Purchases of oil and oil products from related parties were $1,739 million, $2,248 million and $770 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Purchases of construction services from related parties were $13 million, $378 million and $648 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Other purchases from related parties were $49 million, $54 million and $71 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Purchases of insurance services from related parties were $133 million, $133 million and $138 million during the years ended December 31, 2006, 2005 and 2004, respectively.

Amounts receivable from related parties, including loans and advances, were $121 million and $160 million as of December 31, 2006 and 2005, respectively. Amounts payable to related parties were $89 and $127 million as of December 31, 2006 and 2005, respectively.

In December 2006 the Company entered into an agreement with its related party ConocoPhillips to purchase 376 fueling stations in six countries in Europe. The agreement is expected to be finalized in the second quarter of 2007.

Note 22. Compensation plan

During the period from 2003 to 2006, the Company had a compensation plan available to certain members of management, which provides compensation based upon share appreciation rights on the Company's common stock. The number of shares or rights allocated to individuals under the plan was approximately 9 million shares. These rights vested in December 2006. The Group has accrued a liability of $537 million and $283 million, included in "Other current liabilities", as of December 31, 2006 and 2005, respectively. The Group recorded $280 million, $263 million and $65 million of compensation expense during the years ended December 31, 2006, 2005 and 2004, respectively. In February 2007, the compensation plan was settled through the issuance of approximately 7.3 million shares.

In December 2006, the Company introduced a new compensation plan to certain members of management for the period from 2007 to 2009, which is based on assigned phantom shares and provides compensation consisting of two parts. The first part represents annual bonuses that are based on the number of assigned phantom shares and amount of dividend per share. The second is based upon the Company's common stock appreciation from 2007 to 2009 with rights vesting after the date of the compensation plan's termination. The number of assigned phantom shares is approximately 14 million shares.

Note 23. Segment information

Presented below is information about the Group's operating and geographical segments for the years ended December 31, 2006, 2005 and 2004 in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information."

The Group has four operating segments – exploration and production; refining, marketing and distribution; chemicals and other business segments. These segments have been determined based on the nature of their operations. Management on a regular basis assesses the performance of these operating segments. The exploration and production segment explores for, develops and produces primarily crude oil. The refining, marketing and distribution segment processes crude oil into refined products and purchases, sells and transports crude oil and refined petroleum products. The chemicals segment refines and sells chemical products. Activities of the other business operating segment include the development of businesses beyond the Group's traditional operations.

Geographical segments have been determined based on the area of operations and include three segments. They are Western Siberia, European Russia and International.

Operating segments

2006	Exploration and production	Refining, marketing and distribution	Chemicals	Other	Elimination	Consolidated
Sales						
Third parties	1,659	64,116	1,869	40	–	67,684
Inter-segment	18,989	1,786	22	216	(21,013)	–
Total sales	20,648	65,902	1,891	256	(21,013)	67,684
Operating expenses and total cost of purchases	3,232	42,835	1,561	138	(20,735)	27,031
Depreciation, depletion and amortization	1,269	542	19	21	–	1,851
Interest expense	451	341	2	187	(679)	302
Income tax expense	1,617	1,129	23	4	–	2,773
Net income	3,578	3,652	96	272	(114)	7,484
Total assets	34,152	32,168	794	7,340	(26,217)	48,237
Capital expenditures	5,120	1,475	172	119	–	6,886

2005	Exploration and production	Refining, marketing and distribution	Chemicals	Other	Elimination	Consolidated
Sales						
Third parties	1,047	53,064	1,628	35	–	55,774
Inter-segment	14,821	1,041	22	138	(16,022)	–
Total sales	15,868	54,105	1,650	173	(16,022)	55,774
Operating expenses and total cost of purchases	2,602	34,652	1,314	126	(15,809)	22,885
Depreciation, depletion and amortization	824	464	15	12	–	1,315
Interest expense	73	335	2	50	(185)	275
Income tax expense	1,111	1,317	35	4	–	2,467
Net income	3,362	3,059	122	52	(152)	6,443
Total assets	25,480	23,682	586	5,130	(14,533)	40,345
Capital expenditures	2,918	1,129	77	53	–	4,177

2004	Exploration and production	Refining, marketing and distribution	Chemicals	Other	Elimination	Consolidated
Sales						
Third parties	1,614	30,807	1,384	40	–	33,845
Inter-segment	8,379	822	13	103	(9,317)	–
Total sales	9,993	31,629	1,397	143	(9,317)	33,845
Operating expenses and total cost of purchases	2,610	18,469	1,119	89	(9,283)	13,004
Depreciation, depletion and amortization	676	377	8	14	–	1,075
Interest expense	76	272	2	93	(143)	300
Income tax expense	568	1,159	20	13	–	1,760
Net income	1,221	2,908	175	117	(173)	4,248
Total assets	17,827	17,029	462	3,143	(8,700)	29,761
Capital expenditures	2,289	1,070	71	17	–	3,447

Geographical segments

	2006	2005	2004
Sales of crude oil within Russia	376	120	181
Export of crude oil and sales of crude oil by foreign subsidiaries	17,649	16,367	10,940
Sales of petroleum products within Russia	8,151	6,725	4,665
Export of petroleum products and sales of petroleum products by foreign subsidiaries	37,459	29,216	15,317
Sales of chemicals within Russia	569	469	332
Export of chemicals and sales of chemicals by foreign subsidiaries	1,260	1,134	1,021
Other sales within Russia	1,167	821	713
Other export sales and other sales of foreign subsidiaries	1,053	922	676
Total sales	**67,684**	**55,774**	**33,845**

2006	Western Siberia	European Russia	International	Elimination	Consolidated
Sales					
Third parties	318	10,693	56,673	–	67,684
Inter-segment	11,673	26,773	33	(38,479)	–
Total sales	11,991	37,466	56,706	(38,479)	67,684
Operating expenses and total cost of purchases	1,751	13,859	49,673	(38,252)	27,031
Depletion, depreciation and amortization	568	781	502	–	1,851
Interest expense	17	104	234	(53)	302
Income taxes	849	1,530	394	–	2,773
Net income	2,769	4,117	978	(380)	7,484
Total assets	12,967	25,483	18,921	(9,134)	48,237
Capital expenditures	1,487	3,944	1,455	–	6,886

2005	Western Siberia	European Russia	International	Elimination	Consolidated
Sales					
Third parties	250	8,656	46,868	–	55,774
Inter-segment	8,947	21,098	31	(30,076)	–
Total sales	9,197	29,754	46,899	(30,076)	55,774
Operating expenses and total cost of purchases	1,372	10,829	40,590	(29,906)	22,885
Depletion, depreciation and amortization	389	618	308	–	1,315
Interest expense	17	160	133	(35)	275
Income taxes	539	1,716	212	–	2,467
Net income	2,116	4,015	925	(613)	6,443
Total assets	9,301	21,207	14,361	(4,524)	40,345
Capital expenditures	1,100	2,146	931	–	4,177

2004	Western Siberia	European Russia	International	Elimination	Consolidated
Sales					
Third parties	698	6,739	26,408	–	33,845
Inter-segment	4,780	12,081	20	(16,881)	–
Total sales	5,478	18,820	26,428	(16,881)	33,845
Operating expenses and total cost of purchases	1,457	6,334	22,045	(16,832)	13,004
Depletion, depreciation and amortization	366	533	176	–	1,075
Interest expense	33	234	92	(59)	300
Income taxes	236	1,351	173	–	1,760
Net income	607	3,295	682	(336)	4,248
Total assets	5,625	16,796	10,579	(3,239)	29,761
Capital expenditures	1,082	1,767	598	–	3,447

Supplementary Information on Oil and Gas Exploration and Production Activities (Unaudited)
(Millions of US dollars, except as indicated)

This section provides unaudited supplemental information on oil and gas exploration and production activities in accordance with SFAS No. 69, "Disclosures About Oil and Gas Producing Activities" in six separate tables:

I. Capitalized costs relating to oil and gas producing activities
II. Costs incurred in oil and gas property acquisition, exploration, and development activities
III. Results of operations for oil and gas producing activities
IV. Reserve quantity information
V. Standardized measure of discounted future net cash flows
VI. Principal sources of changes in the standardized measure of discounted future net cash flows

Amounts shown for equity companies represent the Group's share in its exploration and production affiliates, which are accounted for using the equity method of accounting.

I. Capitalized costs relating to oil and gas producing activities

As of December 31, 2006	International	Russia	Total consolidated companies	Group's share in equity companies	Total
Unproved oil and gas properties	351	511	862	13	875
Proved oil and gas properties	4,883	30,488	35,371	743	36,114
Accumulated depreciation, depletion, and amortization	(644)	(13,099)	(13,743)	(166)	(13,909)
Capitalized cost related to asset retirement obligation	4	329	333	3	336
Accumulated depreciation of capitalized cost related to asset retirement obligation	–	(26)	(26)	–	(26)
Net capitalized costs	4,594	18,203	22,797	593	23,390

As of December 31, 2005	International	Russia	Total consolidated companies	Group's share in equity companies	Total
Unproved oil and gas properties	196	531	727	17	744
Proved oil and gas properties	4,331	26,785	31,116	782	31,898
Accumulated depreciation, depletion, and amortization	(377)	(12,672)	(13,049)	(173)	(13,222)
Capitalized cost related to asset retirement obligation	–	166	166	4	170
Accumulated depreciation of capitalized cost related to asset retirement obligation	–	(19)	(19)	–	(19)
Net capitalized costs	4,150	14,791	18,941	630	19,571

As of December 31, 2004	International	Russia	Total consolidated companies	Group's share in equity companies	Total
Unproved oil and gas properties	202	666	868	23	891
Proved oil and gas properties	1,256	23,922	25,178	735	25,913
Accumulated depreciation, depletion, and amortization	(154)	(12,154)	(12,308)	(174)	(12,482)
Capitalized cost related to asset retirement obligation	1	70	71	1	72
Accumulated depreciation of capitalized cost related to asset retirement obligation	–	(7)	(7)	–	(7)
Net capitalized costs	1,305	12,497	13,802	585	14,387

II. Costs incurred in oil and gas property acquisition, exploration, and development activities

Year ended December 31, 2006	International	Russia	Total consolidated companies	Group's share in equity companies	Total
Acquisition of properties – proved	50	529	579	–	579
Acquisition of properties – unproved	5	769	774	–	774
Exploration costs	192	276	468	11	479
Development costs	594	3,901	4,495	157	4,652
Total costs incurred	841	5,475	6,316	168	6,484

Year ended December 31, 2005	International	Russia	Total consolidated companies	Group's share in equity companies	Total
Acquisition of properties – proved	1,726	183	1,909	80	1,989
Acquisition of properties – unproved	690	370	1,060	100	1,160
Exploration costs	171	252	423	3	426
Development costs	260	2,235	2,495	124	2,619
Total costs incurred	2,847	3,040	5,887	307	6,194

Year ended December 31, 2004	International	Russia	Total consolidated companies	Group's share in equity companies	Total
Acquisition of properties – proved	224	16	240	–	240
Acquisition of properties – unproved	22	49	71	–	71
Exploration costs	81	225	306	3	309
Development costs	108	1,875	1,983	117	2,100
Total costs incurred	435	2,165	2,600	120	2,720

III. Results of operations for oil and gas producing activities

The Group's results of operations for oil and gas producing activities are presented below. In accordance with SFAS No. 69, sales and transfers to Group companies are based on market prices. Income taxes are based on statutory rates. The results of operations exclude corporate overhead and interest costs.

Year ended December 31, 2006	International	Russia	Total consolidated companies	Group's share in equity companies	Total
Revenue					
Sales	1,207	14,241	15,448	714	16,162
Transfers	–	11,747	11,747	374	12,121
Total revenues	1,207	25,988	27,195	1,088	28,283
Production costs (excluding production taxes)	(151)	(2,161)	(2,312)	(97)	(2,409)
Exploration expense	(52)	(157)	(209)	(5)	(214)
Depreciation, depletion, and amortization	(261)	(973)	(1,234)	(50)	(1,284)
Accretion expense	–	(29)	(29)	–	(29)
Taxes other than income taxes	(17)	(15,644)	(15,661)	(258)	(15,919)
Related income taxes	(316)	(1,659)	(1,975)	(322)	(2,297)
Total results of operations for producing activities	410	5,365	5,775	356	6,131

Year ended December 31, 2005	International	Russia	Total consolidated companies	Group's share in equity companies	Total
Revenue					
Sales	620	12,327	12,947	720	13,667
Transfers	–	8,072	8,072	268	8,340
Total revenues	620	20,399	21,019	988	22,007
Production costs (excluding production taxes)	(93)	(1,672)	(1,765)	(137)	(1,902)
Exploration expense	(192)	(125)	(317)	(1)	(318)
Depreciation, depletion, and amortization	(106)	(718)	(824)	(60)	(884)
Accretion expense	–	(30)	(30)	–	(30)
Taxes other than income taxes	(6)	(11,160)	(11,166)	(285)	(11,451)
Related income taxes	(160)	(1,548)	(1,708)	(181)	(1,889)
Total results of operations for producing activities	63	5,146	5,209	324	5,533

Year ended December 31, 2004	International	Russia	Total consolidated companies	Group's share in equity companies	Total
Revenue					
Sales	243	8,841	9,084	754	9,838
Transfers	–	4,456	4,456	47	4,503
Total revenues	243	13,297	13,540	801	14,341
Production costs (excluding production taxes)	(54)	(1,509)	(1,563)	(62)	(1,625)
Exploration expense	(40)	(131)	(171)	(5)	(176)
Depreciation, depletion, and amortization	(28)	(648)	(676)	(39)	(715)
Accretion expense	–	(8)	(8)	–	(8)
Taxes other than income taxes	(2)	(5,544)	(5,546)	(172)	(5,718)
Related income taxes	(3)	(1,310)	(1,313)	(315)	(1,628)
Total results of operations for producing activities	116	4,147	4,263	208	4,471

IV. Reserve quantity information

Proved reserves are the estimated quantities of oil and gas reserves which geological and engineering data demonstrate will be recoverable with reasonable certainty in future years from known reservoirs under existing economic and operating conditions (i.e. prices and costs as of the date the estimate is made). Proved reserves do not include additional quantities of oil and gas reserves that may result from extensions of currently proved areas or from applying secondary or tertiary recovery techniques not yet tested and determined to be economic.

Reserves are estimated using the definitions of reserves prescribed by the US Society of Petroleum Engineers and the World Petroleum Congress requirements. The proved reserves include volumes which are recoverable up to and after license expiry dates.

Proved developed reserves are the quantities of proved reserves expected to be recovered through existing wells with existing equipment and operating methods.

Due to the inherent uncertainties and the necessarily limited nature of reservoir data, estimates of reserves are inherently imprecise, require the application of judgment and are subject to change as additional information becomes available.

Management has included within proved reserves significant quantities which the Group expects to produce after the expiry dates of certain of its current production licenses in the Russian Federation. These licenses expire between 2011 and 2026, with the most significant expiring between 2011 and 2014. Management believes the licenses will be extended to produce subsequent to their current expiry dates. The Group is in the process of extending all of its production licenses in the Russian Federation. The Group has already extended a portion of these licenses and expects to extend the remaining licenses for indefinite periods. To date there have been no unsuccessful license renewal applications.

Estimated net proved oil and gas reserves and changes thereto for the years 2006, 2005 and 2004 are shown in the tables set out below.

Millions of barrels	Consolidated subsidiaries			Group's share in equity companies	Total
	International	Russia	Total		
Crude oil					
January 1, 2004	255	15,318	15,573	404	15,977
Revisions of previous estimates	8	(63)	(55)	65	10
Purchase of hydrocarbons in place*	12	22	34	(1)	33
Extensions and discoveries	–	606	606	18	624
Production	(11)	(596)	(607)	(28)	(635)
Sales of reserves	–	(35)	(35)	(2)	(37)
December 31, 2004	264	15,252	15,516	456	15,972
Revisions of previous estimates	(43)	29	(14)	(6)	(20)
Purchase of hydrocarbons in place*	174	266	440	(86)	354
Extensions and discoveries	28	472	500	6	506
Production	(15)	(619)	(634)	(30)	(664)
Sales of reserves	–	(34)	(34)	–	(34)
December 31, 2005	408	15,366	15,774	340	16,114
Revisions of previous estimates	15	(278)	(263)	12	(251)
Purchase of hydrocarbons in place	–	226	226	–	226
Extensions and discoveries	14	527	541	10	551
Production	(27)	(648)	(675)	(28)	(703)
Sales of reserves	–	(10)	(10)	–	(10)
December 31, 2006	**410**	**15,183**	**15,593**	**334**	**15,927**
Proved developed reserves					
December 31, 2004	124	10,205	10,329	322	10,651
December 31, 2005	255	10,070	10,325	258	10,583
December 31, 2006	**217**	**9,714**	**9,931**	**245**	**10,176**

* Purchase of hydrocarbons in place for equity companies includes transfers of reserves to the consolidated group upon those equity companies becoming subject to consolidation.

The minority interest share included in the above total proved reserves was 563 million barrels, 580 million barrels and 259 million barrels as of December 31, 2006, 2005 and 2004, respectively. The minority interest share included in the above proved developed reserves was 191 million barrels, 172 million barrels and 125 million barrels as of December 31, 2006, 2005 and 2004, respectively. Substantially all minority interests relate to the reserves in the Russian Federation.

Billions of cubic feet	Consolidated subsidiaries			Group's share in equity companies	Total
	International	Russia	Total		
Natural gas					
January 1, 2004	2,155	22,152	24,307	166	24,473
Revisions of previous estimates	(268)	(754)	(1,022)	55	(967)
Purchase of hydrocarbons in place	1,174	2	1,176	–	1,176
Extensions and discoveries	–	93	93	2	95
Production	(32)	(133)	(165)	(9)	(174)
Sales of reserves	–	(4)	(4)	(1)	(5)
December 31, 2004	3,029	21,356	24,385	213	24,598
Revisions of previous estimates	402	(520)	(118)	(4)	(122)
Purchase of hydrocarbons in place*	–	8	8	(6)	2
Extensions and discoveries	273	742	1,015	5	1,020
Production	(35)	(155)	(190)	(10)	(200)
December 31, 2005	3,669	21,431	25,100	198	25,298
Revisions of previous estimates	667	795	1,462	5	1,467
Purchase of hydrocarbons in place	–	3	3	–	3
Extensions and discoveries	–	398	398	1	399
Production	(60)	(494)	(554)	(11)	(565)
Sales of reserves	–	(5)	(5)	–	(5)
December 31, 2006	**4,276**	**22,128**	**26,404**	**193**	**26,597**
Proved developed reserves:					
December 31, 2004	1,363	3,420	4,783	175	4,958
December 31, 2005	1,102	4,834	5,936	153	6,089
December 31, 2006	**1,108**	**6,234**	**7,342**	**138**	**7,480**

* Purchase of hydrocarbons in place for equity companies includes transfers of reserves to the consolidated group upon those equity companies becoming subject to consolidation.

The minority interest share included in the above total proved reserves was 43 billion cubic feet, 23 billion cubic feet and 20 billion cubic feet as of December 31, 2006, 2005 and 2004, respectively. The minority interest share included in the above proved developed reserves was 27 billion cubic feet, 15 billion cubic feet and 15 billion cubic feet as of December 31, 2006, 2005 and 2004, respectively. Substantially all minority interests relate to the reserves in the Russian Federation.

V. Standardized measure of discounted future net cash flows

The standardized measure of discounted future net cash flows, related to the above oil and gas reserves, is calculated in accordance with the requirements of SFAS No. 69. Estimated future cash inflows from production are computed by applying year-end prices for oil and gas to year-end quantities of estimated net proved reserves. Adjustment in this calculation for future price changes is limited to those required by contractual arrangements in existence at the end of each reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indices, assuming continuation of year-end economic conditions. Estimated future income taxes are calculated by applying appropriate year-end statutory tax rates. These rates reflect allowable deductions and tax credits and are applied to estimated future pre-tax net cash flows, less the tax bases of related assets. Discounted future net cash flows have been calculated using a ten percent discount factor. Discounting requires a year-by-year estimate of when future expenditures will be incurred and when reserves will be produced.

The information provided in the tables set out below does not represent management's estimate of the Group's expected future cash flows or of the value of the Group's proved oil and gas reserves. Estimates of proved reserve quantities are imprecise and change over time as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations. The arbitrary valuation prescribed under SFAS No. 69 requires assumptions as to the timing and amount of future development and production costs. The calculations should not be relied upon as an indication of the Group's future cash flows or of the value of its oil and gas reserves.

	International	Russia	Total consolidated companies	Group's share in equity	Total
As of December 31, 2006					
Future cash inflows	24,767	421,215	445,982	13,896	459,878
Future production and development costs	(9,476)	(284,993)	(294,469)	(5,699)	(300,168)
Future income tax expenses	(2,867)	(30,307)	(33,174)	(2,271)	(35,445)
Future net cash flows	12,424	105,915	118,339	5,926	124,265
Discount for estimated timing of cash flows (10% p.a.)	(6,282)	(66,489)	(72,771)	(3,038)	(75,809)
Discounted future net cash flows	6,142	39,426	45,568	2,888	48,456
Minority share in discounted future net cash flows	–	1,158	1,158	–	1,158

Included as a part of the $300 billion of future production and development costs are $6.6 billion of future dismantlement, abandonment and rehabilitation costs.

	International	Russia	Total consolidated companies	Group's share in equity	Total
As of December 31, 2005					
Future cash inflows	21,028	375,279	396,307	12,290	408,597
Future production and development costs	(9,471)	(200,288)	(209,759)	(4,513)	(214,272)
Future income tax expenses	(3,563)	(40,135)	(43,698)	(2,220)	(45,918)
Future net cash flows	7,994	134,856	142,850	5,557	148,407
Discount for estimated timing of cash flows (10% p.a.)	(4,140)	(86,622)	(90,762)	(2,898)	(93,660)
Discounted future net cash flows	3,854	48,234	52,088	2,659	54,747
Minority share in discounted future net cash flows	–	1,730	1,730	–	1,730

Included as a part of the $214 billion of future production and development costs are $5.6 billion of future dismantlement, abandonment and rehabilitation costs.

	International	Russia	Total consolidated companies	Group's share in equity	Total
As of December 31, 2004					
Future cash inflows	8,290	290,189	298,479	9,630	308,109
Future production and development costs	(4,507)	(162,246)	(166,753)	(4,434)	(171,187)
Future income tax expenses	(537)	(29,268)	(29,805)	(1,276)	(31,081)
Future net cash flows	3,246	98,675	101,921	3,920	105,841
Discount for estimated timing of cash flows (10% p.a.)	(1,919)	(64,896)	(66,815)	(1,980)	(68,795)
Discounted future net cash flows	1,327	33,779	35,106	1,940	37,046
Minority share in discounted future net cash flows	–	531	531	–	531

Included as a part of the $171 billion of future production and development costs are $4.4 billion of future dismantlement, abandonment and rehabilitation costs.

VI. Principal sources of changes in the standardized measure of discounted future net cash flows

Consolidated companies	2006	2005	2004
Discounted present value as at January 1	52,088	35,106	31,258
Net changes due to purchases and sales of minerals in place	571	1,761	31
Sales and transfers of oil and gas produced, net of production costs	(9,014)	(7,771)	(6,260)
Net changes in prices and production costs estimates	17,496	24,556	8,550
Net changes in mineral extraction taxes	(30,592)	(5,770)	(2,669)
Extensions and discoveries, less related costs	1,753	2,619	1,548
Development costs incurred during the period	2,383	2,495	1,983
Revisions of previous quantity estimates	223	(320)	(416)
Net change in income taxes	4,002	(5,346)	(1,084)
Other changes	(300)	149	8
Accretion of discount	6,958	4,609	2,157
Discounted present value at December 31	**45,568**	**52,088**	**35,106**

Group's share in equity companies	2006	2005	2004
Discounted present value as at January 1	2,659	1,940	1,115
Net changes due to purchases and sales of minerals in place	-	(473)	(20)
Sales and transfers of oil and gas produced, net of production costs	(728)	(565)	(562)
Net changes in prices and production costs estimates	906	2,389	936
Net changes in mineral extraction taxes	(632)	(455)	(149)
Extensions and discoveries, less related costs	45	62	64
Development costs incurred during the period	47	124	117
Revisions of previous quantity estimates	153	(82)	388
Net change in income taxes	(13)	(432)	(224)
Other changes	104	(88)	143
Accretion of discount	347	239	132
Discounted present value at December 31	**2,888**	**2,659**	**1,940**

Total	2006	2005	2004
Discounted present value as at January 1	54,747	37,046	32,373
Net changes due to purchases and sales of minerals in place	571	1,288	11
Sales and transfers of oil and gas produced, net of production costs	(9,742)	(8,336)	(6,822)
Net changes in prices and production costs estimates	18,402	26,945	9,486
Net changes in mineral extraction taxes	(31,224)	(6,225)	(2,818)
Extensions and discoveries, less related costs	1,798	2,681	1,612
Development costs incurred during the period	2,430	2,619	2,100
Revisions of previous quantity estimates	376	(402)	(28)
Net change in income taxes	3,989	(5,778)	(1,308)
Other changes	(196)	61	151
Accretion of discount	7,305	4,848	2,289
Discounted present value at December 31	**48,456**	**54,747**	**37,046**

The following discussion is a summary of certain tax consequences under the laws of the Russian Federation and the United Kingdom for holders of our ordinary shares, including those ordinary shares that trade in the form of depositary shares, or DSs, whether in the form of American DSs or global DSs. The summary is general in nature and is based on the laws of the Russian Federation and the United Kingdom in effect as of the date of this annual report and is subject to any change in law that may take effect after such date. It does not purport to be a complete analysis of all tax considerations relating to DSs or ordinary shares, whether in those countries or elsewhere. You should consult with your tax advisors with respect to the precise Russian and UK tax consequences of acquiring, owning and disposing of our ordinary shares or DSs. The applicability of any double tax treaty relief will depend on the particular circumstances and facts relating to each relevant holder. In this regard, however, it is noted that there may be practical difficulties involved in claiming double tax treaty relief.

Under no circumstances should you view this summary as tax advice.

Russian Tax Considerations

This summary does not seek to address the applicability of any double tax treaty relief. With the enactment of the Profits Tax Chapter of the Russian Tax Code which became effective 1 January 2002 the advance treaty clearance procedure has been eliminated. However, this does not eliminate a risk of the tax authorities disputing the relief from withholding tax when they carry out a tax audit and requiring the tax agent to make payment of tax, penalties and interest.

Non-resident holder

For the purposes of this summary, a "non-resident holder" in relation to an individual means a physical person, physically present in the Russian Federation for less than 183 days in a given calendar year that holds and disposes of DSs or ordinary shares.

For the purposes of this summary, a "non-resident holder" in relation to a legal entity is a legal person or organisation, in each case not organised under Russian law, that holds and disposes of DSs or ordinary shares otherwise than through a permanent establishment in Russia. Current Russian tax legislation does not provide for definition of residency, applicable to legal entities. In practice, it is possible to use the definition above as term, describing residency of legal entities in Russia.

The Russian tax rules applicable to securities, and in particular to those held by non-resident holders, are characterised by significant uncertainties and by an absence of interpretative guidance. Russian tax law and procedures are not well developed and rules are sometimes interpreted differently by different tax inspectorates and inspectors. In addition both the substantive provisions of Russian tax law and the interpretation and application of those provisions by the Russian tax authorities may be subject to more rapid and unpredictable change than in a jurisdiction with more developed capital markets. The relevant chapters of Part Two of the Tax Code that set out the regulatory framework for the taxation of the income of individuals and the profits of Russian and foreign legal entities do not regulate all the issues arising in connection with the purchase, ownership and disposition of shares and DSs by non-resident holders. In particular, the Russian tax authorities have not provided profound guidance regarding the treatment of the share deposit arrangements of the type relating to DSs.

Russian tax reporting obligations of a non-resident individual

If income received by a non-resident holder (who is an individual) is treated as taxable in Russia but Russian personal income tax has not been withheld for any reason (e.g. paid by a foreign company) such an individual is technically liable to declare his or her income to the Russian tax authorities and pay the tax personally.

Taxation of Dividends

Dividends paid to a non-resident holder generally are subject to Russian withholding tax, which will be withheld by us acting as a tax agent. The applicable tax rate on dividends will depend on whether the dividend recipient is a legal entity or an individual. Dividends paid to a non-resident holder that is a legal entity generally will be subject to Russian withholding tax at a rate of 15%. Dividends paid to non-resident individuals are subject to Russian withholding tax at a rate of 30%, according to the Tax code of the RF. Russia has current double tax treaties (DTTs) with quite a wide range of countries, where the respective rates for the taxation of dividends are lower. For instance, according to DTT between Russia and the UK, the relief tax rate for non-resident individuals is 10%.

Withholding tax may be reduced under the terms of a double tax treaty between the Russian Federation and the country of residence of the non-resident holder. For example, the Convention Between the Government of the Russian Federation and the Government of the United Kingdom and Northern Ireland on the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains of 15 February 1994, or the UK-Russia Tax Treaty, provides for a 10% withholding rate on dividends paid to UK holders who are beneficial owners of the dividends.

However, treaty relief may not be available to non-resident holders of DSs because of the absence of clear interpretative guidance on the beneficial ownership concept in Russia and the fact that the depositary (and not the holders of the DSs) is the legal holder of the shares under Russian law. In the absence of distinct guidance from the Russian tax authorities on the application of relevant double tax treaties with regard to distribution of dividend income to DSs holders, we will likely have to withhold Russian tax at rates applicable to dividends payable to the depositary, which is also a non-resident holder. See "Tax Treaty Relief Procedures"

Taxation of Capital Gains

A non-resident holder generally should not be subject to any Russian income or withholding taxes in connection with the sale, exchange or other disposition of DSs outside Russia provided there is no income from a source within Russia. The Tax Code provides that capital gains realised by non-resident legal entities from the sale of shares or derivative instruments (where the underlying assets are in the form of shares of Russian companies) that are circulated on foreign exchanges legally, will not be recognised as income from Russian sources and, therefore, shall be not subject to Russian withholding taxes.

A non-resident legal entity will be subject to taxes on capital gains only in connection with the sale to a Russian resident of shares of a Russian company that has more than 50% of its assets in the form of immovable property in Russia. The non-resident holder may deduct the original purchase price from the proceeds of the sale if he provides documentary support of the original purchase price to the Russian purchaser, acting as tax agent. In such event the net proceeds of the sale are subject to a withholding tax at the rate of 24%. Without documentary support, the non-resident entity is not entitled to deduct the original purchase price and the gross proceeds of the sale are subject to a 20% rate. Please note that since capital gains may be calculated in roubles the taxable base could be affected by changes in the rouble exchange rates.

Please note that the favourable tax treatment in respect of capital gains realised by non-resident legal entities shall be applicable only to a non-resident entity without a permanent establishment in the Russian Federation. Should a non-resident entity establish or create a permanent establishment in Russia, capital gains from the disposition of Russian securities attributable to such permanent establishment shall be subject to a tax at the rate of 24%. The acquisition by a non-resident entity of shares or other property in the Russian Federation does not in itself mean that the non-resident entity has a permanent establishment in the Russian Federation.

A non-resident individual will generally be subject to tax at the rate of 30% on the gross proceeds from a disposal of the shares or DSs, less any available cost deduction, where the proceeds of such disposal are received from a source within Russia, subject to any available double tax treaty relief. For such purposes income is received from "a source within Russia" if the shares or DSs are sold in the territory of the Russian Federation. If shares or DSs are sold in Russia to a legal entity, the latter will generally be required to withhold Russian income tax from the whole amount of sales proceeds at a domestic tax rate of 30%. Deduction of costs can be claimed by the individual via the Russian personal tax return.

However, there is no definition of "sale in the territory of the Russian Federation" in relation to transactions involving securities. There is a risk that any sale of shares (as opposed to depositary shares) in a Russian company may be considered a sale in the territory of the Russian Federation. Proceeds from the sale of shares in a Russian stock exchange (for listed stock) and sale of shares under a purchase agreement on the territory of Russia are generally considered as a Russian source income. Sale by a non-resident individual to a foreign company or to the other non-resident individual are not subject to withholding tax in Russia since there is no tax agent to withhold the tax (according to the definition of the tax agent in the Tax code of RF). A sale of DSs may also be considered a sale in the territory of the Russian Federation if the purchaser is a Russian resident. Please note that capital gains are calculated in roubles using the respective exchange rates on the date of sale and the date of purchase and, thus, the proceeds of the sale subject to taxation would be affected by changes in rouble exchange rates.

A non-resident holder may be able to avoid Russian withholding tax on the disposition of shares under the terms of a double tax treaty between the Russian Federation and the country of residence of the non-resident holder. For example, the UK-Russia Tax Treaty provides for an exemption from withholding tax on capital gains received by UK holders unless the shares which: (a) derive all or substantially all of their value directly or indirectly from immovable property in Russia; and (b) are not quoted on an approved stock exchange.

Resident Holders

A holder of DSs or shares who is a physical or legal person resident in Russia for tax purposes is subject to all applicable Russian taxes. Tax rate on dividends, paid to the resident holders (individuals) is generally 9%. The tax rate for PEs of FLEs is 15%. In the both cases tax must be withheld by Russian organisation as an agent.

Tax Treaty Relief Procedures

The Profits Tax Chapter of the Russian Tax Code, which became effective on 1 January 2002, eliminates the requirement that a non-resident corporate holder should obtain tax treaty clearance from Russian tax authorities prior to receiving any income derived from the shares (i.e., from the payment of dividends or the sale of such shares). However, Russian tax authorities, in connection with a tax audit, may still dispute the fact that the non-resident is eligible to benefit from the double tax treaty and require the tax agent (i.e., the company paying dividends or the Russian purchaser of the shares) to withhold and pay tax. In practice, the most likely negative outcome for non-withholding of a tax are penalty, amounting to 20% of non-withheld tax and late payment interest.

Otherwise a non-resident corporate holder seeking to obtain relief from Russian withholding tax under a tax treaty must provide a confirmation of its tax residence that complies with the applicable double tax treaty as well as the other documentation related to receiving such income in advance of receiving income. UK holders may obtain the confirmation by writing to their local UK tax inspector.

In accordance with the Tax Code a non-resident holder who is an individual must present to the tax authorities a document on his or her tax residency and a document justifying the income received and the tax paid offshore, confirmed by the foreign tax authorities. Formally such requirement means that an individual cannot rely on the tax treaty until he or she pays the tax in the residence jurisdiction.

If a non-resident does not obtain advance tax-treaty clearance and tax is withheld by a Russian resident on capital gains or other amounts, the non-resident holder may apply for a refund within three years from the end of the tax period in which the tax was withheld when the recipient is a company or within the one-year period from the end of the tax period in which the tax was withheld when the recipient is an individual. The legal entities are not entitled to grant refund to an individual unless such a refund is specifically approved by the Russian tax authorities.

To process a claim for a refund for legal entities, the Russian tax authorities require (i) a confirmation of the residence of a non-resident at the time the income was paid, (ii) an application for refund of the tax withheld in a format provided by the Russian tax authorities and (iii) copies of the relevant contracts and payment documents confirming the payment of the tax withheld to the appropriate Russian authorities (Form 1012DT (2002) is applicable for legal entities only and is designed to combine (i) and (ii) for foreign corporate).

For individuals a tax refund can be granted only upon the presentation to the Russian tax authorities of the a) an application for refund in any understandable by the tax authorities format written in the Russian language; b) statement of all annual income of the individual (Form 2-NDFL); c) a confirmation of residence in a foreign country which has a double tax treaty with Russia; d) a certificate or any other document issued or certified by the tax authorities of the country where the individual is resident confirming or evidencing that the income in question was included in taxable income of the individual and foreign income tax was paid from this income in that foreign country. If a refund is made by a legal entity based on an approval granted by the Russian tax authorities, the procedure of such a refund will be different.

The refund of the tax withheld should be granted within one month of the filing of the application for the refund and the relevant documents have been filed with the Russian tax authorities. However, procedures for processing such claims have not been clearly established and there is significant uncertainty regarding the availability and timing of such refunds.

The Russian tax authorities may require a Russian translation of some documents as well as to apply other requirements to the format of documents. Providing necessary documentation does not eliminate a risk of the tax authorities disputing the relief from withholding tax and requiring additional documentation in the form determined by the particular inspectorate.

United Kingdom Tax Considerations

The comments below are of a general overview nature based on current UK law and practice. They do not necessarily apply where the income is deemed for tax purposes to be the income of persons other than persons who are the absolute beneficial owners of DSs or ordinary shares. In particular these comments do not apply to the following:

- investors who do not hold their DSs or ordinary shares as capital assets;
- investors that own (or are deemed to own) 10% or more of our voting rights; or
- special classes of investors such as dealers.

Withholding tax on dividends

Dividend payments in respect of DSs or ordinary shares issued by a company organised under the laws of the Russian Federation should not be subject to UK withholding tax. As discussed in "Russian tax considerations – Taxation of Dividends" such dividends will be subject to Russian withholding taxes.

Taxation of Dividends

A UK holder of interests in DSs or ordinary shares that receives a dividend on the DSs or ordinary shares may be subject to UK income tax or corporation tax, as the case may be, on the gross amount of any dividend paid before the deduction of any Russian withholding taxes, subject to the availability of any UK credit for Russian tax withheld.

An individual holder of interests in DSs or ordinary shares who is resident and domiciled in the United Kingdom will generally be subject to UK income tax on the dividend paid on the DSs or ordinary shares. An individual holder of interests in DSs or ordinary shares who is resident but not domiciled in the United Kingdom will generally be subject to UK income tax on the dividend paid on the DSs or ordinary shares to the extent that the dividend is remitted to the United Kingdom. A dividend is remitted to the United Kingdom if it is paid or deemed to be paid to the United Kingdom or transmitted or brought to the United Kingdom in any way.

A corporate holder of interests in DSs or ordinary shares that is resident in the United Kingdom will generally be subject to UK corporation tax on the dividend paid on the DSs or ordinary shares. A corporate holder of interests in DSs or ordinary shares that is not resident in the United Kingdom will generally not be subject to UK corporation tax on any dividend paid on the DSs or ordinary shares unless the DSs or ordinary shares are attributable to a trade carried on by the holder in the United Kingdom through a UK permanent establishment.

Taxation of Disposals

The disposal by a UK holder of interests in DSs or ordinary shares may give rise to a chargeable gain or allowable loss for the purposes of UK taxation of chargeable gains. An individual holder of interests in DSs or ordinary shares who is resident or ordinarily resident and domiciled in the United Kingdom will generally be liable for UK capital gains tax on chargeable gains made on the disposal of an interest in DSs or ordinary shares. An individual holder of interests in DSs or ordinary shares who is resident or ordinarily resident, but not domiciled, in the United Kingdom will be liable for UK capital gains tax to the extent that the proceeds received on the disposal of an interest in DSs or ordinary shares (or part thereof) are remitted or deemed to be remitted to the United Kingdom; losses arising on such disposals cannot be remitted to the United Kingdom. Dealings in the DSs or ordinary shares on the London Stock Exchange may give rise to remitted gains that would, therefore, give rise to a UK capital gains tax liability. It should be noted that special rules may apply where an individual has acquired his or her shares in connection with their employment such that any gain or part thereof is subject to UK employment income tax rather than capital gains tax.

In qualifying circumstances (including a qualifying time period), relief may be available to UK resident individual holders, to reduce the amount of a gain on a disposal of the ordinary shares or DSs, under "taper relief" rules for assets acquired after March 1998 (indexation may be available if the assets were acquired prior to this time).

Where a UK holder of interests in DSs or ordinary shares has acquired the interests or ordinary shares on a number of occasions there are specific matching rules which determine, for tax purposes, which interests or ordinary shares are being disposed of first.

A corporate holder of interests in DSs or ordinary shares that is resident in the United Kingdom will generally be subject to UK corporation tax on any chargeable gain arising from a disposal of DSs or ordinary shares. A corporate holder of interests in DSs or ordinary shares that is not resident in the United Kingdom will be subject to UK corporation tax on any chargeable gain arising from their disposal where the DSs or ordinary shares in question are attributable to a trade carried on by the holder in the United Kingdom through a UK permanent establishment. An indexation allowance based on the Retail Price Index may be available to reduce the gain.

Effect of withholding taxes

As discussed in "Taxation – Russian tax considerations – Taxation of Dividends" and "Taxation of Capital Gains" above, dividend payments in respect of ordinary shares will be, and certain capital gains may be, subject to Russian withholding taxes. A UK resident investor should generally be entitled to a credit for Russian tax (if any) properly withheld from such payments against such investor's liability to income tax or corporation tax on such amounts, subject to UK tax rules for calculation of such a credit.

Stamp duty

Payment of UK stamp duty will not normally be required in connection with a transfer of interests in DSs or ordinary shares, provided that the instrument of transfer is executed outside the UK and the transfer does not otherwise relate to "some matter or thing done or to be done in the UK". No UK stamp duty reserve tax will be payable in respect of an agreement to transfer interests in DSs or ordinary shares provided that they are not registered in a register kept in the UK by or on behalf of the body corporate by which they are issued.

Forward-looking statements

Certain statements in this document are not historical facts and are "forward-looking". We may from time to time make written or oral forward-looking statements in reports to shareholders and in other communications. Examples of such forward-looking statements include, but are not limited to:

- statements of our plans, objectives or goals, including those related to products or services;
- statements of future economic performance; and
- statements of assumptions underlying such statements.

Forward looking statements that may be made by us from time to time (but that are not included in this document) may also include projections or expectations of revenues, income (or loss), earnings (or loss) per share, dividends, capital structure or other financial items or ratios. Words such as "believes", "anticipates", "expects", "estimates", "intends" and "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. You should be aware that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.

These factors include:

- inflation, interest rate and exchange rate fluctuations;
- the price of oil;
- the effects of, and changes in, Russian government policy;
- the effects of competition in the geographic and business areas in which we conduct operations;
- the effects of changes in laws, regulations, taxation or accounting standards or practices;
- our ability to increase market share for our products and control expenses;
- acquisitions or divestitures;
- technological changes; and
- our success at managing the risks of the aforementioned factors.

This list of important factors is not exhaustive. When relying on forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, especially in light of the political, economic, social and legal environment in which we operate. Such forward-looking statements speak only as of the date on which they are made, and, subject to any continuing obligations under the Listing Rules of the U.K. Listing Authority, we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. We do not make any representation, warranty or prediction that the results anticipated by such forward-looking statements will be achieved, and such forward-looking statements represent, in each case, only one of many possible scenarios and should not be viewed as the most likely or standard scenario.

Reference Information

The most complete and up-to-date information about LUKOIL can always be found on the Company's website: www.lukoil.ru (Russian) or www.lukoil.com (English).

By visiting the site you can familiarize yourself with trends and results of LUKOIL's business, obtain accurate, up-to-date information about events concerning the Company and the whole spectrum of LUKOIL activities, as well as finding out about the Company's social and environmental policies.

The Investor Centre section of the site presents the company's financial and industrial results, dividend history, share prices, presentations for investors, and Company reports.

Legal Address and Central Office

11, Sretensky Boulevard, Moscow, Russia 101 000

Central Information Service

Tel: +7 (495) 627-44-44, 628-98-41

Fax: +7 (495) 925-70-16

Shareholder Relations Department

Tel: +7 (495) 627-48-84, 973-73-46

Fax: +7 (495) 627-41-91

E-mail: shareholder@lukoil.com

Investor Relations Department

Tel: + 7 (495) 627-16-96

Fax: + 7 (495) 981-72-88

E-mail: ir@lukoil.com

Press Service

Tel: +7 (495) 627-16-77

Fax: +7 (495) 627-16-53

E-mail: pr@lukoil.com

LUKOIL Stock Consulting Center

3 (Building 1), Pokrovsky Boulevard, Moscow,

Russia 101 000

Tel: + 7 (495) 627-41-91, 627-43-80

Fax: + 7 (495) 627-41-91

NIKOIL Registrar Company

28, 3rd Ulitsa Yamskogo Polya, Moscow,

Russia 125 124

Tel/fax: + 7 (495) 755-90-77

LUKOIL Reports

Electronic versions of the following reports are available at the company web site (www.lukoil.com)

1. Report on Company Business.
2. Consolidated Financial Accounts.
3. Quarterly Consolidated Financial Accounts.
4. Management's Discussion and Analysis of Financial Condition and Results of Operations
5. Analyst DataBook.

Concepts and Terms Used in this Report

Mentions in this Annual Report of 'LUKOIL', 'LUKOIL Group', 'the Group', 'LUKOIL', 'the Company', 'we' and 'our' are equivalent and refer to LUKOIL Group of companies, to LUKOIL and/or its subsidiary enterprises, depending upon the context, in which the terms are used.

The average rouble/dollar exchange rate for 2006 (27.19 roubles/dollar) is used in conversion of rouble figures for expression in dollars, unless otherwise indicated.

'Regions' with a capital 'R' refers to administrative divisions of the Russian Federation, 'regions' with a small 'r' refers to general geographical divisions.

'Reference fuel' is a rough measure to enable comparisons between different types of fuel, based on their energy content. 1 tonne of reference fuel = one tonne of crude oil = 1,000 cubic meters of natural gas

Abbreviations

Boe – barrels of oil equivalent

(1 boe = 6,000 cubic feet of gas)

ppm – parts per million

km – kilometer

mcm – million cubic meters

bcm – billion cubic meters

mcf – million cubic feet

bcf – billion cubic feet

www.lukoil.com

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